SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary

Annual Report 2007

PRUDENTIAL

There’s more to Prudential.

Fuelled by our successful retirement-led strategy, we delivered outstanding results during 2007, with sustained momentum across the Group.

Our EEV operating profit has doubled over the past three years with more than 75 per cent of new business profit coming from Asia and the United States.

With a proven strategy, and the financial strength, international spread and technical expertise to underpin our growth platform, we are well placed to deliver more.

The directors’ report of Prudential plc for the year ended 31 December 2007 is set out on pages 1 to 100 and on pages 336 to 339, and includes the sections of the Annual Report referred to in these pages.	Overview 4 Business overview 6 Key performance indicators 7 Financial highlights 8 Chairman’s statement 10 Market overview 14 Group Chief Executive’s strategic review 20 Core capabilities

Operating and financial review

26     Operating and financial review

27     Key performance indicators

30     Group overview

40     Business unit review:

Insurance operations: Asia, US, UK

Asset management: M&G, Asia, US

65     Other corporate information

72     Risk management

81     Corporate responsibility review

Corporate governance

86 Board of directors 89 Corporate governance report

Directors’ remuneration report 102 Directors’ remuneration report

Financial statements and European Embedded Value (EEV)
basis supplementary information

124   Summary of statutory and supplementary International Financial Reporting Standards (IFRS) basis and EEV basis results

126   Index to Group financial statements

127   Consolidated income statement

128   Consolidated statement of changes in equity

130   Consolidated balance sheet

132   Consolidated cash flow statement

133   Notes on the Group financial statements

290   Balance sheet of the parent company

291   Notes on the parent company financial statements

300   Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

301   Independent auditor’s report to the members of Prudential plc

302   EEV basis supplementary information

306   Notes on the EEV basis supplementary information

333   Statement of directors’ responsibilities in respect of the EEV basis supplementary information

334   Independent auditor’s report to Prudential plc on the EEV basis supplementary information

Additional information 336 Risk factors 340 Shareholder information 342 How to contact us

2 Prudential plc Annual Report 2007

Overview

From our origins as a UK domestic life insurance company we have rapidly grown our international operations over the last 20 years, and in 2007 over 75 per cent of our EEV new business profits came from Asia and the United States.

There’s more to Prudential.

Business overview

Prudential plc is an international retail financial services group with significant operations in Asia, the US and the UK. Our purpose is to promote the financial well-being of our customers and their families, with a particular focus on saving for retirement and security in retirement.

The Group is structured around four main business units: Prudential Corporation Asia, Jackson National Life Insurance Company, Prudential UK and M&G. These are supported by central functions which are responsible for leading Group strategy, cash and capital management, leadership development and succession, reputation management, and other core Group functions.

PRUDENTIAL JACKSON

Asia

Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top five market positions. The Company has life and asset management operations in 13 markets, covering China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates.

United States

Jackson National Life Insurance Company is one of the largest life insurance companies in the US and provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those nearing retirement.

% of Group EEV long-term operating profits 41% % of Group EEV long-term operating profits 25%

2007 £1,046m 2007 £627m

2006* £829m 2006* £708m

% of Group IFRS operating profits† 17% % of Group IFRS operating profits† 30%

2007 £246m 2007 £452m

2006* £224m 2006* £408m

Customers 10m+ Customers 3m+

*2006 comparatives at reported exchange rates (RER).

†IFRS operating profits based on longer-term investment returns before restructuring costs and other income and expenditure.

4 Prudential plc Annual Report 2007

Overview

## Life assurance

% of Group APE new business premiums


Asia
46
31
UK
23
US

% of Group EEV new business profit


UK
23
Asia
54
23
US

## Asset management

% of Group external funds under management (FUM)


Asia
25
75
M&G

PRUDENTIAL

## United Kingdom

Prudential is a leading provider of retirement savings and income solutions and life assurance in the UK and has a unique combination of competitive advantages including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. Prudential provides a range of financial products and services including annuities, corporate pensions, with-profits and unit-linked bonds, savings and investments products, protection, equity release and health insurance products.

% of Group EEV long-term operating profits



34%


2007
£859m
2006
£686m

% of Group IFRS operating profits†



36%


2007
£528m
2006
£500m

Customers

7m+

M&G INVESTMENTS

## United Kingdom and Europe

M&G is Prudential's UK and European fund management business and has £167 billion of assets under management (as at 31 December 2007) of which £116 billion relates to Prudential's long-term business funds. M&G aims to maximise profitable growth by operating in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

% of Group IFRS operating profits†



17%


2007
£254m
2006
£204m

Customers

1m+

†IFRS operating profits based on longer-term investment returns before restructuring costs and other income and expenditure.

5

# Key performance indicators

### APE new business premiums £m

**+21%**

| | |
|---|---|
| 2007 | £2,874m |
| 2006[†] | £2,374m |

### EEV operating profit from long-term business* £m

**+20%**

| | |
|---|---|
| 2007 | £2,517m |
| 2006[†] | £2,103m |

### PVNBP new business premiums £m

**+17%**

| | |
|---|---|
| 2007 | £21,302m |
| 2006[†] | £18,192m |

### IFRS operating profit £m

**+20%**

| | |
|---|---|
| 2007 | £1,213m |
| 2006[†] | £1,008m |

### EEV new business profit £m

**+22%**

| | |
|---|---|
| 2007 | £1,215m |
| 2006[†] | £992m |

### Holding company operating cash flow £m

**+21%**

| | |
|---|---|
| 2007 | £(82)m |
| 2006 | £(104)m |

### External funds under management £bn

**+19%**

| | |
|---|---|
| 2007 | £69bn |
| 2006[†] | £57bn |

* Including Asia development costs.
† 2006 comparatives at constant exchange rates (CER).

6 Prudential plc Annual Report 2007

# Financial highlights
## Results summary

Overview

| European Embedded Value (EEV) basis results* | 2007 | 2006 |
|---|---|---|
| Asian operations | £1,103m | £864m |
| US operations | £635m | £718m |
| UK operations: | | |
| UK insurance operations | £859m | £686m |
| M&G | £254m | £204m |
| | £1,113m | £890m |
| Other income and expenditure | £(289)m | £(298)m |
| Restructuring costs | £(20)m | £(41)m |
| Operating profit from continuing operations based on longer-term investment returns* | £2,542m | £2,133m |
| Short-term fluctuations in investment returns | £174m | £738m |
| Mark to market value movements on core borrowings | £223m | £85m |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | £116m | £207m |
| Effect of changes in economic assumptions and time value of cost of options and guarantees | £748m | £59m |
| Profit from continuing operations before tax (including actual investment returns) | £3,803m | £3,222m |
| Operating earnings per share from continuing operations after related tax and minority interests* | 74.9p | 62.1p |
| Basic earnings per share | 125.2p | 91.7p |
| Shareholders' equity, excluding minority interests | £14.8bn | £11.9bn |

International Financial Reporting Standards (IFRS) basis results*

| Statutory IFRS basis results | 2007 | 2006 |
|---|---|---|
| Profit after tax attributable to equity holders of the Company | £1,022m | £874m |
| Basic earnings per share | 41.8p | 36.2p |
| Shareholders' equity, excluding minority interests | £6.2bn | £5.5bn |
| **Supplementary IFRS basis information** | | |
| Operating profit from continuing operations based on longer-term investment returns* | £1,213m | £1,050m |
| Operating earnings per share from continuing operations after related tax and minority interests* | 33.8p | 30.9p |
| **Dividends per share declared and paid in reporting period** | 17.42p | 16.44p |
| **Dividends per share relating to reporting period** | 18.00p | 17.14p |
| **Funds under management** | £267bn | £251bn |

*Basis of preparation.

**Results bases**
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2006 results and financial statements.

**Operating profit based on longer-term investment returns**
Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

**Discontinued operations**
The results for continuing operations shown above and throughout this preliminary announcement exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg. Accordingly, the presentation of the comparative results for 2006 has been adjusted from those published in March 2007.

7

Chairman’s statement

Sir David Clementi

Chairman

‘We feel that the prospects for the Group continue to be exciting, and that we have the positioning, the skills and the capabilities to continue to deliver profitable growth for our shareholders.’

Full year dividend per share +5(%)

2007 18.00p

2006 17.14p

8 Prudential plc Annual Report 2007

2007 was a highly successful year for Prudential, building on our strong performances in both 2005 and 2006. Over the last three years we have doubled EEV operating profits and almost doubled statutory profits by pursuing our international growth ambitions in a targeted and disciplined way.

In 2007 more than three quarters of the Group’s new business profits came from Asia and the US, which truly differentiates us from other UK and EU life insurers. At the same time, our UK insurance operation is achieving some of the highest returns in its market, and continues to be a significant contributor to IFRS profits through its strong with-profits fund and shareholder-backed annuity business. Our growing asset management businesses also provided almost a quarter of statutory profits in 2007.

Throughout the year we continued to strengthen the Group’s cash flow and capital position, and the Board has recommended a full year dividend of 18 pence per share, an increase of five per cent on 2006.

Perhaps the most significant trend affecting retail financial services today is the transition into retirement of an unprecedented proportion of the working population. This demographic trend is well documented in the UK and the US, but is also happening in many other markets in which we operate. Individuals worldwide are accepting the need to take charge of their own retirement planning and finances to an extent that has not happened before.

This retirement opportunity plays well to Prudential’s strengths. We have trusted brands and the distribution, investment management, risk management and product innovation skills to meet customers’ changing needs as they save for, and draw an income in, retirement.

Over the last three years the Group’s senior management, led by Mark Tucker, has developed a robust and sustainable operating model, designed to capitalise on these strengths and capture a significant share of the retirement opportunity in our chosen markets.

We are also successfully leveraging the knowledge and experience of our more mature businesses to create solutions for our newer markets more quickly and effectively than would be possible on a standalone basis.

During the year we made a number of Board changes. In August we announced the appointments of Win Bischoff and Ann Godbehere as non-executive directors. We are delighted by the addition of their talents to our Board.

In September we announced that Philip Broadley, the Group’s Finance Director, would leave the company in May 2008 after eight years’ service. I would like to thank him for his immense contribution over that time. His successor, Tidjane Thiam, has an outstanding track record, and his broad knowledge and experience of the industry will be of great value to the Group.

This year Prudential will be 160 years old, and the values that have guided the organisation throughout its history remain evident today. Our founding principles of integrity, security and prudence continue to underpin our ambition to promote the financial well-being of our customers and their families, and we remain committed to supporting the communities in which we operate.

In 2007 over 2,000 of our people gave their time to projects to improve their local environment, through the Chairman’s Award scheme. At the end of the year, employees across the Group were invited to vote for the project which they felt had had the greatest impact. This year’s winning project involved some 370 employees in Thailand in a reforestation and forest conservation project supporting 16 communities in the Chiang Rai region of the country.

‘Our founding principles of integrity, security and prudence continue to underpin our ambition to promote the financial well-being of our customers and their families.’

Financial capability remains at the heart of our Corporate Responsibility programme and, during the year, we added a new scheme in the US to our existing programmes in the UK and Asia. More details about our Corporate Responsibility programme can be found later in this Report.

Looking to the future, we feel that the prospects for the Group continue to be exciting, and that we have the positioning, the skills and the capabilities to continue to deliver profitable growth for our shareholders. As ever, my thanks go to all our people around the world for their contribution to our ongoing success.

Market overview

Capturing the global retirement opportunity

The retail financial services industry is undergoing a fundamental transformation as one of the biggest demographic waves in history transitions out of the workforce and into active retirement. Some estimates suggest that, in the US and the UK alone, some £7 trillion of assets could move into the retirement market over the next five years, and there is also a significant and growing retirement opportunity in Asia.

Not only are these people likely to live longer than previous generations, but their needs are fundamentally different from their predecessors. In particular, many are looking for a more active lifestyle in retirement, but often underestimate the savings required for this. In addition, there is a move towards greater self-provision as a result of declining state support. The increased cost of long-term care is also a significant factor, as is the need to protect the value of assets against inflation over longer periods of time.

We believe that this global retirement opportunity will be a significant driver of growth and profitability over the coming years, and that we have a set of assets and capabilities which position us extremely well to capture a disproportionately large share of that opportunity in our chosen markets. These include our brands, our investment and risk management skills, our product innovation and our powerful distribution networks.

Asia

Asian households are changing rapidly: they are becoming wealthier, smaller and older, with a growing need for financial solutions.

Projection of population aged 55+ 2025 816m 2020 714m 2015 615m 2010 535m 2005 452m

United States

As 78 million baby boomers move into retirement age, their assets will shift from asset accumulation to income distribution.

Projection of population aged 55+ 2025 109m 2020 101m 2015 91m 2010 80m 2005 70m

United Kingdom

The retirement and near-retirement population will represent the fastest-growing segments of the market over the next 10 years.

Projection of population aged 55+2025 24m 2020 23m 2015 21m 2010 19m 2005 18m

10 Prudential plc Annual Report 2007

Overview

Changing dynamics

People are living longer More active retirement

People want to retire at an earlier age

Need for more long-term savings

Underestimating savings required for retirement

Need for income and protection in retirement

Increased cost of long-term care

Reduction and withdrawal of state pension benefits Protection of purchasing power

Asia remains a very attractive region for growth opportunities Asian governments have little appetite to increase the due to its high levels of economic activity translating into provision of state-funded retirement benefits and healthcare, higher levels of personal wealth, greater disposable incomes, and are actively encouraging the development of a strong, a comparatively higher propensity to save and a growing dynamic private sector to meet people’s growing need for appetite for good quality protection and savings products. financial solutions.

Traditionally, older people have relied on their children to provide for them, but within just one generation this will be far less common. Within this environment, ageing demographics are also beginning to drive increased household savings rates and an emerging need for healthcare and retirement solutions.

The US is the largest retirement savings market in the world The US life insurance industry remains highly fragmented and is expected to continue to grow significantly over the and competition for market share is intensifying through next 10 years as the post-war generation reaches retirement. aggressive pricing. Life insurers find themselves competing The combination of increasing life expectancy and with other financial services providers, particularly mutual decreasing retirement age in the US is leading to an increase fund companies and banks, for a share of retirement savings in the average time individuals will spend in retirement. At assets in the US. the same time, the responsibility for providing income during retirement continues to shift away from institutions such as government and employers, towards individuals. As a result, consumers have a growing need for independent financial advice and increasingly seek guarantees and longevity protections from the financial products they purchase.

Prudential is focusing on the retirement savings and income that individuals will be inadequately provided for during market in the UK. The accumulation market is huge, with over increasingly long periods of retirement. Consequently, 50 per cent of total assets including pensions, housing equity there is a growing demand for financial advice and financial and liquid assets, held by those approaching, or in, retirement. products including guarantees and longevity protection. In addition, wealth is concentrated in the mass affluent and high net worth individuals. With an ageing population and wealth concentration, the retirement and near-retirement population will represent the fastest-growing segments of the market over the next 10 years.

Additionally, the responsibility for providing income during retirement is continuing to shift away from the government and employers towards the individual. This coupled with low savings and high indebtedness in the UK, increases the risk

12 Prudential plc Annual Report 2007

Overview

Some estimates suggest that, in the United States

and the United Kingdom, some £7 trillion of assets

could move into the retirement market over the

next five years, and there is also a significant and

growing retirement opportunity in Asia. Prudential’s

capabilities, geographic presence and powerful

brands position it well to capture value from

this retirement opportunity.

There’s more to Prudential.

Group Chief Executive’s strategic review

Mark Tucker Group Chief Executive

‘The combination of our retirement-led strategy, a clear focus on generating profitable growth, and excellence in the delivery of our plans is driving shorter-term performance and also placing the Group in a strong position from which to outperform in the longer term.’

In 2007, the Group’s operating performance was outstanding building on the very strong momentum established in 2005 and 2006.

The combination of our retirement-led strategy, a clear focus on generating profitable growth, and excellence in the delivery of our plans is driving shorter-term performance and also placing the Group in a strong position from which to outperform in the longer term.

The retirement market offers significant long-term sustainable growth opportunities as the biggest demographic wave in history transitions out of the workforce and into retirement. The Prudential Group has a strong presence in this sector based on our financial strength, our investment and risk management skills, our brands and our product and distribution expertise.

The Group has the flexibility to optimise its capture of the retirement opportunity as it develops in each of our chosen markets and our business model creates significant financial and operational synergies. Within each market our focus is to operate in areas where we see sustainable competitive advantage and in products and distribution channels that have sound and sustainable economics.

Group performance

Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis increased by 25 per cent in the year to £2,542 million and has doubled over a three-year period. The Group’s return on embedded value was 15.4 per cent (2006: 14.5 per cent). On the statutory International Financial Reporting Standards (IFRS) basis, operating profit before tax from continuing operations was up 20 per cent to £1,213 million, almost doubling over a three-year period.

Group strategy overview

Our objective Prudential’s overriding objective is to generate sustainable value for our shareholders by combining a clear focus on delivering profitable growth in the short term, with sound strategic positioning to capture long-term growth opportunities. Our strategic focus Our strategy is centred on the global retirement opportunity, where we believe we have the assets and capabilities to capture a disproportionate share of this growing profit pool over the coming years. Our key markets Geographically, we will focus on expanding our existing franchises in Asia, the US and the UK, where we already hold strong and often market-leading positions.

Our assets and capabilities

Within these markets, we will continue to leverage our brands, our product innovation skills and our investment management and risk management expertise to develop and deliver solutions that meet the changing needs of customers throughout their pre- and post-retirement years, and we will further strengthen our powerful distribution networks to enable us to bring those products to market successfully. We will use our local knowledge to ensure we tailor solutions to local market needs while, at the same time, continuing to leverage the benefits of the Group as a whole in terms of greater capital efficiency, greater risk appetite and operational synergies.

14 Prudential plc Annual Report 2007

Overview

Across the Group’s insurance operations new business increased by 21 per cent to £2,874 million on an Annual Premium Equivalent (APE) basis and profit on new business was £1,215 million, up 22 per cent. Average margin across the Group was maintained at 42 per cent (2006: 42 per cent).

Operating profit in the Group’s asset management operations increased by 28 per cent, to £334 million in what was an excellent year for these businesses in increasingly challenging conditions.

The cash flow position continued to improve and we are progressing well towards our target of being operating cash flow positive at the Group level in 2008. The holding company’s operating cash flow in 2007 was negative £82 million. During the year the Group received £527 million from the sale of Egg, the UK internet banking operation. This resulted in an overall holding company cash inflow of £445 million. The Group’s balance sheet and regulatory capital position remain robust. In particular, across the Group we have been cautious on credit for some time and we have been increasingly moving the portfolio to a more defensive position. Outside the normal market value movements across the Group related to interest rates and widening credit spreads, net credit losses on debt securities in the US were £78 million. The Board has recommended a final dividend of 12.3 pence per share, bringing the full year dividend to 18 pence per share, an increase of five per cent. The dividend was covered 1.9 times by post-tax IFRS operating profit from continuing operations. The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two-times is appropriate.

Insurance operations

In Asia we continue to power ahead with the region accounting for 54 per cent of new business profits. New business on an APE basis increased by 44 per cent to £1,306 million and all businesses across the region grew by 15 per cent or more. New business profit was £653 million, up 34 per cent. Having achieved compound growth of 26 per cent since 2005 we expect to deliver, one year earlier than previously stated, on our target of at least doubling 2005 new business profit by 2009. EEV operating profit in Asia exceeded £1 billion for the first time this year as the business goes from strength to strength. Growth in our proprietary agency force, greater agency productivity and the continuing development of non-agency distribution, in particular banc assurance, remain central to our success. The agency force across the region increased by 125,000 to 410,000 during the year and there was significant expansion in India where average agent numbers more than doubled to 238,000. Throughout the rest of the region the average number of agents increased by 10 per cent to 112,000. Agency productivity has also moved ahead strongly in a number of markets including Singapore, Hong Kong and Vietnam. The continuing success of our multi-distribution approach led to sales through non-agency channels increasing by 44 per cent and we added a number of important new distribution relationships. The retirement opportunity in the region is emerging rapidly and we are developing innovative, integrated savings and protection solutions to meet consumers’ increasingly sophisticated needs. Our retirement campaigns under the banner ‘What’s your number?’ have had considerable success in Korea, Taiwan and Hong Kong and we are now rolling this concept out into other markets.

Business unit strategies Asia Prudential’s strategy in Asia is to continue to build quality, multi-channel distribution that delivers customer-centric and profitable products in segments that have the potential for sustained growth, with an increasing emphasis on retirement solutions. United States The US is the largest retirement savings market in the world, and the strategy of Jackson National Life Insurance Company (Jackson) is to leverage its product innovation skills, relationship-based distribution model and low cost infrastructure to capture a growing and profitable share of this market.

United Kingdom

Prudential UK’s strategy is to concentrate on those areas of the retirement savings and income markets where it can generate attractive returns, capitalising on its longevity experience, multi-asset management capabilities, brand and financial strength. M&GM&G’s strategy is to focus on delivering superior investment performance and maximising risk-adjusted returns for its retail, wholesale and internal clients.

Group Chief Executive’s strategic review

continued

2007 Summary Priorities Group— Improve Group holding company cash flow and maintain robust capital position— Deliver growing dividend, targeting two-times cover over time— Share expertise and innovation across the Group Asia — At least double 2005 new business profits by 2009— Expand distribution and improve productivity— Continue product innovation with focus on retirement and health United States— Continue to enhance and expand the existing product offering— Continue to take profitable share of variable annuities— Increase share of US retail asset management market United Kingdom — Build retirement income business— Focus on profitable retirement savings and wholesale opportunities— Deliver targeted cost savings— Consider reattribution of the inherited estate Asset management— Maintain strong investment performance— Develop product range— Expand distribution reach

2007 Summary Achievements — Operating cash flow improved and we are on target to be operating cash flow positive in 2008. The Group’s Insurance Groups Directive (IGD) surplus is estimated at £1.4 billion.— The full year dividend is up five per cent with 1.9 times cover.— We continue to share expertise across borders. For example, we have drawn on Jackson’s experience to offer variable annuity products in Asia. — Asia expected to deliver doubling of 2005 EEV new business profit a year early.— Agent numbers grew by 125,000 to 410,000, and agency sales were up 44 per cent. Agent productivity increased, including improvements of 67 per cent in Vietnam and 21 per cent in Singapore.— We launched the ‘What’s your number?’ retirement campaign in six Asian markets, and new health products in Singapore, India and Hong Kong.— We introduced six guaranteed living benefits and a further 20 investment options to our variable annuity product.— Our variable annuity market share grew to 5.1 per cent, up from 4.6 per cent in 2006.— We launched a range of retail mutual fund products. Curian increased assets under management by 42 per cent in 2007.— We wrote one in four of the UK’s individual annuities and grew our lifetime mortgage business to a 14 per cent market share. — We have withdrawn from unprofitable product areas and developed a factory gate proposition aimed at distribution partners with good persistency. We completed the £1.7 billion Equitable Life transaction.— By the end of 2007, £115 million of the cost saving target of £195 million had been delivered and plans are in place to deliver the additional £80 million. — We nominated a Policyholder Advocate. A decision whether to proceed will be made in the first half of 2008.— 45 per cent of M&G’s retail mutual funds delivered top quartile performance. 86 per cent of segregated institutional mandates met or exceeded their benchmarks.— New funds were launched in five Asian markets, the US and the UK.— M&G increased its distribution reach in Europe, and our Asian business broadened its multi-channel distribution network across the region.

16 Prudential plc Annual Report 2007

Overview

There is also significant scope to develop our positioning in the health insurance market across the region and, with the launch of a number of new products, notably in Singapore and India, sales of health products in the year have increased by 45 per cent. The US is the largest retirement market in the world and our long-term strategy has been to position Jackson to meet the pre- and post-retirement needs of the baby boomer generation. In 2007, variable annuity new business increased by 29 per cent to £455 million on an APE basis. Jackson has been the fastest-growing variable annuity provider in the US over the past six years, clearly demonstrating the success of our strategy and our advice-based approach. The variable annuity product in the US is increasingly being used by the consumer to provide an income in retirement. In 2007, almost two-thirds of Jackson’s customers were over 55 and two-thirds of all variable annuity sales included a guaranteed minimum withdrawal benefit. Jackson continues to innovate and develop its market-leading Perspective II product, which has been the top-selling variable annuity contract in the fast-growing Independent Broker channel for each of the last five years.

‘We will focus on expanding our existing franchises in Asia, the US and the UK where we already hold strong and often market-leading positions.’ Overall new business in the US increased by 19 per cent to £671 million, on an APE basis, new business profit also increased by 19 per cent with margins maintained at 42 per cent and an internal rate of return of 19 per cent. In 2007 we set out our strategy in the UK to focus primarily on the retirement income market based in particular on our strengths in the annuity market but also the developing lifetime mortgage and income drawdown markets. In the retirement savings market we have exited those product areas that are structurally unprofitable and launched a new range of factory gate priced savings products. Retail new business increased by four per cent in a market where the competitive pressures increased still further during the year. In 2007 we also completed the transfer of Equitable Life’s £1.7 billion in-force portfolio of with-profits annuities: however in general, pricing across the bulk market was not adequate to meet our return on capital requirements and we chose not to write business at uneconomic levels. The margin at 31 per cent (2006: 30 per cent) remained high in comparison to the overall UK market as did the internal rate of return which was 18 per cent including the Equitable Life transaction and 14 per cent excluding it. Our target internal rate of return in the UK is 14 per cent.

EEV operating profit from continuing operations before tax +25% £m 2007 £2,542m 2006* £2,030m *Comparative on a CER basis. IFRS operating profit from continuing operations before tax +20% £m 2007 £1,213m 2006* £1,008m *Comparative on a CER basis.

Group Chief Executive’s strategic review

continued

By the end of 2007, £115 million of the cost saving target of £195 million had been delivered and plans are in place to deliver the additional £80 million. A key milestone this year in the UK was the signing of a major contract to outsource a large proportion of its back book and new business policy administration. The outsource agreement will allow us to remove fixed costs from our operations and to achieve significant operating efficiencies, with an expected positive effect on embedded value estimated at £60 million by 2011. The in-force profit for the UK business includes a charge in respect of a mortality assumption change on the annuity business of £312 million which is fully offset by a release of excess margins previously held. In 2007 we announced that the Group would consider a reattribution of the inherited estate held in the with-profits sub-fund of The Prudential Assurance Company Limited. We are continuing to explore the possibility of a reattribution and we aim to be in a position in the first half of 2008 to determine whether this would be in the best interests of policyholders and shareholders.

Asset management

The Group’s asset management businesses had another excellent year. Our international investment management expertise continues to add value to our insurance operations and also supported the growth in external funds under management to £69 billion at the end of 2007 (2006: £57 billion). M&G’s net inflows were the second highest on record at £5 billion and profit increased by 25 per cent to £254 million. Our business in Asia continued its excellent growth record with net inflows of £3 billion and operating profit growing to £72 million, up 53 per cent. Our skills in risk management and our strength across all asset classes in the UK, the US and in Asia, combined with our multi-asset allocation capabilities, position us well to meet the diverse needs of our customers for savings, retirement income and protection products. This is clearly evidenced in the UK where the main with-profits fund, with assets of over £74 billion, was ranked first in 2006 in the WM Company’s survey of with-profits funds, based on gross investment performance over one, three, five and 10 years. In the US, one of the key drivers of our success is our ability to provide customised and highly flexible benefit options within our main variable annuity product that are individually priced for the customer and in Asia we continue to see success in our targeted unit-linked and protection products.

EEV shareholders’ funds +24% £m 2007 £14,779m 2006* £11,910m *Comparative on a CER basis. External funds under management +19% £bn 2007 £69bn 2006* £57bn *Comparative on a CER basis.

18 Prudential plc Annual Report 2007

Overview

Outlook

There is significant volatility and nervousness in markets and it seems clear that there will be a period of less attractive economic growth trends in the US and in the UK than we have seen in recent years. Notwithstanding this, we believe that our strategy and our business model are very robust and will continue to deliver sustainable value. In Asia, the fundamentals underpinning economic growth remain powerful and our businesses are very well placed to benefit. We expect to deliver, one year earlier than previously stated, on our target of at least doubling 2005 new business profit by 2009.

‘Overall the prospects for the Group in 2008 remain positive. Over the longer-term, the demographic, economic and social factors driving our business will continue and we are ideally positioned to capture a greater share of that growth.’

In the US, our record of nonperformance is set to continue and our value driven strategy in the UK is on track. In the UK we have already de-emphasised those products which might have been more sensitive to market conditions. Our asset management businesses, although more directly influenced by market movements, are well placed to capitalise on their strong market positions and investment performance to deliver net flows and profit growth. Overall the prospects for the Group in 2008 remain positive. Over the longer term, the demographic, economic and social factors driving our business will continue and we are ideally positioned to capture a greater share of that growth.

2008 Priorities Our overriding objective for 2008 remains that of continuing to create value for our shareholders by fully exploiting the power of our retirement-led strategy and continuing to expand the excellent businesses that we have in place today.

Life insurance

Asia

— Expand the agency force and continue to improve productivity

— Maximise the potential from non-agency distribution and add new partners

— Further develop direct marketing channels and up-sell and cross-sell

— Increase focus on retirement services and health products US

— Continue to innovate around our key variable annuity product

— Enhance further our already world-class operating platform

— Expand retail distribution

— Selectively participate in the institutional market UK

— Build on our strengths in the retirement market and risk products

— Migrate to factory gate cautiously managed asset accumulation products

— Deliver on the cost reduction programme including the outsource programme

— Selectively participate in the wholesale market

— Determine whether it is in the best interest of policyholders and shareholders to pursue a reattribution of the inherited estate Asset management

— Maintain superior investment performance for both internal and external funds

— Extend third party retail and institutional businesses

Core capabilities

We believe our assets and capabilities position us extremely well to capture a disproportionately large share of the growing retirement opportunity in our chosen markets. These include: Trusted brands We believe that our brands are a significant advantage in capturing an increasing share of the global retirement market. See page 21 Key skills Our risk and investment management capabilities underpin our business, enabling us to meet customers’ changing needs throughout their lifetimes. See page 22 Innovative products We have established a strong track record of delivering innovative solutions that meet customers’ needs, with a particular focus on helping them to save for, and secure an income in, retirement. See page 23 Powerful distribution networks Our broad and diverse distribution network is tailored to local market and customer needs, enabling us to deliver our products and services in the most efficient and effective way in each of our chosen markets. See page 24

20 Prudential plc Annual Report 2007

Overview

Trusted brands

In the UK, where we have had a presence for 160 years, we continued to build our brand during 2007, supported by an aspirational campaign to redefine retirement as a time of opportunity. Using the strapline ‘Retirement has more potential with Prudential’, advertisements have been running in the UK national press and online since October 2007, focusing on the opportunities that retirement brings.

In Asia, Prudential’s operations are unified under the Prudence icon, which enjoys consistently high recognition across the region. The brand has been built around understanding customers’ needs and leveraging the Group’s international scale and heritage to convey a sense of security, stability and trustworthiness. In 2007, we continued to position ourselves in the retirement space through our highly successful ‘What’s your number?’ campaign, which encourages people to think about the cost of their retirement lifestyle choices in an entertaining and engaging way. The concept has been carefully tailored and launched in six Asian markets to reflect the different cultures, needs and aspirations of our customers.

In the US, where we operate under the Jackson brand, our strategy centres on the advice-based channels to which customers are increasingly turning for help in choosing from the maze of retirement solutions in this complex and crowded marketplace. Jackson is already recognised as a leading provider of one of the country’s most popular retirement vehicles, the variable annuity, and in 2007 it continued to raise its profile through targeted media campaigns focused on independent intermediaries. Jackson also rebranded its website in 2007, highlighting its vision to help Americans achieve their retirement dreams. M&G conducted a brand review in 2007 to ensure that it was appropriately positioned as a heavyweight, investment-led business across all the international markets in which it operates. This led to the introduction in September of new branding which provides a fresh look for M&G and highlights the individual investment talent and flair that have always been at the core of its business. The new brand was launched via an extensive international marketing and advertising campaign and revamped website.

Key skills

Our risk and investment management capabilities underpin our business, enabling us to meet customers’ changing needs throughout their lifetimes.

In the UK our wealth of longevity knowledge and experience is a significant advantage in designing and pricing products for the retirement income market, while our multi-asset investment capability and emphasis on cautiously-managed products such as With-Profits, enable us to meet customers’ needs, especially in volatile markets. Our asset allocation and investment management capabilities are evident in the sustained top performance of our UK With-Profits Life Fund. In July 2007, we retained our top-ranking in the WM Life Fund Survey by WM, the independent fund-performance service provider. This ranking consolidates the superior position achieved in previous years, with Prudential retaining its top spot over 10 years. In the US, our expertise in long-term guarantees has enabled us to design products for customers who increasingly want to combine the potential growth of equities with safeguards against risks such as inflation and market volatility.

In Asia, we successfully leverage our regional and international expertise and multi-asset investment capabilities to create tailored insurance and mutual fund products for different markets. For example, we launched pan-Asian funds in several Asian markets during the year; we also offer a range of global, US and European funds in Hong Kong, managed by M&G, and a number of US funds in Japan, managed by our US investment management company PPMA. At M&G, our success is underpinned by an impressive track record of investment performance in recent years. In 2007, some 45 per cent of the company’s retail funds delivered top quartile performance. In the wholesale marketplace, 86 per cent of M&G’s segregated institutional funds met or exceeded their benchmark performance. M&G has also continued to successfully leverage its internal fund management skills to create higher margin products for external customers, consolidating its position at the forefront of the leveraged loans, structured credit and infrastructure investment markets.

22 Prudential plc Annual Report 2007

Innovative products

We have established a strong track record of delivering

innovative solutions that meet customers’ needs, with

a particular focus on helping them to save for, and secure

an income in, retirement.

In the US, we are a leading provider

of one of the country’s most popular

retirement vehicles – the variable

annuity. We have one of the most

flexible products on the market, with

a range of 2,300 benefit combinations.

In 2007, we introduced six new

guaranteed living benefits and

a further 20 investment options.

In the UK, we have developed a full

range of retirement income solutions.

This includes a new Flexible Lifetime

Annuity, and an Income Drawdown

product which helps customers manage

their pension through the various

stages of retirement, as well as offering

flexibility and the potential for growth

through investment. We have also

made a number of enhancements to

our lifetime mortgage range, including

a new lump sum product as well as an

inheritance guarantee. Our PruHealth

joint venture also continues to grow well,

attracting over 140,000 customers to

date with its mould-breaking proposition,

which rewards healthy living.

In Asia, we constantly update our

product range to ensure it is appealing

and relevant to customers’ changing

needs. For example, in 2007 we

extended the funds range for our

linked products, including a new

property fund in Singapore, and a new

Shariah-compliant range in Indonesia.

We also launched several new funds

aimed at capturing the potential

in fast-growing economies such as

China and India. In Japan, our India

Infrastructure Equity Fund became

our third fund in Japan to pass the

100 billion Japanese Yen milestone,

while in Singapore, our Dragon Peacock

Fund, which invests in China and India,

is one of the largest retail equity funds

in the market.

In Taiwan we leveraged Jackson’s

experience to develop an annuity

product which helped drive new

business volumes up 71 per cent in

2007. We have also been developing

a range of health-related products,

which we have successfully piloted

in Singapore, India, and Hong Kong.

M&G also extended its product

range in 2007. In the retail market,

the business cemented its position as a

leading innovator with the launches of

the M&G Cautious Multi Asset Fund

and the M&G Global Convertibles Fund.

In the wholesale arena, M&G launched

three new funds – the M&G Alpha

Opportunities Fund, M&G Secured

Property Income Fund and M&G

Secured Debt Fund. These three

funds leverage the company’s expertise

and scale in both property and private

finance, and provide institutional and

pension fund clients with innovative

alternatives to traditional fixed

income assets.

Overview

Powerful distribution networks

Our broad and diverse distribution network is tailored to local market and customer needs, enabling us to deliver our products and services in the most efficient and effective way in each of our chosen markets.

In Asia, we have a highly successful multi-channel distribution platform, tailored to each market, which includes traditional tied agency, banks, general agents or brokers and an emerging direct channel. For example, in India, the emphasis is on rapidly building agency scale, and in 2007 agent numbers increased by over 120 per cent, whereas in markets where we already have agency scale, the emphasis is on improving agent productivity. During 2007 we also entered several significant new partnerships, including Standard Chartered Bank in Taiwan, and Kookmin Bank and Industrial Bank of Korea in Korea.

In the US, we have built a highly successful distribution model focused on independent financial advisers, and our Perspective II variable annuity was the top selling variable annuity contract in the US independent broker-dealer channel in 2007. The success of our model lies in the support we give to advisers through our network of wholesalers. This support includes a range of marketing, sales and educational tools to help advisers build their own businesses, combined with award-winning customer service. In the UK, we have a multi-distribution approach including financial advisers and consultants, banks, direct to consumers and distribution partnerships, to reflect the diversity of our product range across the retirement savings, retirement income and protection sectors. During 2007, we focused on strengthening relationships with key, high potential advisers by offering more localised support and a business-partner approach. We also continued to build our strategic partnerships, including an agreement with Barclays to be the preferred supplier of conventional annuities to its retail customers in the UK.

Our fund management businesses distribute through a wide range of channels and geographies. European cross-border distribution has accelerated, which has continued to open up significant bank and life company distribution opportunities for M&G. Over the past five years, M&G has expanded its retail business beyond the UK into the major European markets, the Middle East, South America and Asia. Our Asia fund management business distributes its retail funds predominantly through banks and brokers. Over the last few years, we have built an impressive network of distributors, and now work with most of the major players in each market.

24 Prudential plc Annual Report 2007

Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Asia, the US and the UK. Its principal subsidiary undertakings are listed in note I6 on page 281.

This Operating and Financial Review (OFR) has been prepared in accordance with the Accounting Standards Board’s Reporting Statement 1- OFR, a reporting statement of voluntary best practice.

Operating and financial review

26 Operating and financial review

27 Key performance indicators

30 Group overview

40 Business unit review:

Insurance operations: Asia, US, UK

Asset management: M&G, Asia, US

65 Other corporate information

72 Risk management

81 Corporate responsibility review

Operating and financial review

Operating and financial review

Philip Broadley

Group Finance Director

‘Prudential is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years.’

The Group’s strategy is to focus primarily on the enormous opportunity offered by the retirement market as this is where the major growth trends in our sector lie. Global asset flows around retirement can be measured in trillions of pounds and the Prudential Group is ideally positioned through capability, geographic presence and powerful brands to capture growing value from this opportunity.

The following metrics represent the financial key performance indicators (KPIs) the directors use to judge the delivery of strategies and the management of the continuing operations of the business:

— New business premiums, calculated on an Annual Premium Equivalents (APE) basis and on a Present Value of New Business Premium (PVNBP) basis;

— European Embedded Value (EEV) basis new business profits; — internal rate of return (IRR) on new business; — external funds under management (FUM);

— EEV basis operating profit based on longer-term investment returns on long-term business;

— International Financial Reporting Standards (IFRS) basis operating profit based on longer-term investment returns; and — holding company cash flow.

26 Prudential plc Annual Report 2007

Key performance indicators

New business premiums and new business profit Prudential’s focus remains on growing sales in areas that deliver the most profitable returns. In 2007, the Group increased weighted insurance sales, calculated on an APE basis, by 21 per cent and new business profits grew by 22 per cent compared with 2006 on a constant exchange rate (CER) basis. Sales on a PVNBP basis increased by 17 per cent to £21.3 billion compared to 2006. In line with the Group’s strategy to continue to deliver strong sustainable profitable sales growth, Prudential is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years, and it is broadening its customer proposition and product range. APE new business premiums £m

+21%

2007 £2,874m 2006 £2,374m 2005 £2,054m 2004 £1,792m

New business premiums reflect premiums attaching to covered business and premiums for contracts classified as investment products or other financial instruments under IFRS. New business premiums, on an APE basis, are calculated as the aggregate of regular new business contributions (shown on an annualised basis) plus 10 per cent of single new business contributions. The comparatives are shown on a constant exchange rate (CER) basis.

PVNBP new business premiums £m

+17(%)

2007 £21,302m 2006 £18,192m 2005 £16,230m

PVNBP only calculated from 2005 onwards.

New business premiums, on a PVNBP basis, are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business profit. The comparatives are shown on a CER basis. EEV new business profit +22(%)£m 2007 £1,215m 2006 £992m 2005 £831m 2004 £680m The present pre-tax value of future shareholder cash flows from new business, less a deduction for the cost of locked-in (encumbered) capital and the impact of the time value of options and guarantees. The comparatives are shown on a CER basis.

operating and financial review

Key performance indicators

continued

Internal rate of return (IRR) on new business Improving capital efficiency is at the heart of Prudential’s commitment to deliver superior growth in value for its shareholders. Prudential continually works to enhance the effectiveness of its capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders. IRR on new business %UK 2007 18%2006 15% 2005 14% 2004 12% US 2007 19%2006 18% 2005 15% 2004 12% Asia 2007 >20%2006 >20% 2005 >20% 2004 >20% The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

External funds under management Prudential’s focus in external asset management is to increase external funds under management and deliver sustained profitable growth from its asset management businesses. At 31 December 2007, external FUM was £69 billion compared with £57 billion at 31 December 2006 (CER basis). This growth has been achieved through expanding into new markets and broadening the Group’s product range, and leveraging cross regional collaboration all underpinned by excellent investment performance. The fundamentals are in place to sustain this growth in the future. External funds under management +19(%) £bn 2007 £69bn 2006 £57bn 2005 £46bn 2004 £37bn External funds under management represent principally the value of the total investment products managed by the M&G, Asia and the US asset management businesses. Jackson’s US Retail Mutual Funds were launched in 2007. The comparatives are shown on a CER basis.

Prudential plc Annual Report 2007

Holding company cash flow Prudential aims to generate cash for the Group without constraining the allocation of capital to optimise return from value-creating opportunities in its businesses. The holding company had a net cash outflow of £82 million in 2007, an improvement of £22 million on 2006 primarily as a result of the increased remittances from business units in 2007, partially offset by lower group relief on taxable losses. Additionally, the holding company received £527 million from the disposal of Egg (net of expenses). The Group is confident that it has the capital and cash resources to fund its planned future organic growth. +21 Holding company operating cash flow (%) £m 2007 £(82)m 2006 £(104)m 2005 £(298)m -1000 -750 -500 -250 0 250 500 750 Total cash remitted to Group Tax and corporate activities Interest and dividends Capital invested in business units (Decrease)/increase in cash The increase or decrease in holding company cash and short-term investments during the reporting period. EEV operating profit from long-term business based on longer-term investment returns and IFRS operating profit from continuing operations based on longer-term investment returns Prudential’s objective is to achieve superior growth in value for its shareholders. This is shown by sustainable growth in operating profit, both on an EEV and IFRS basis. In 2007 the Group delivered a 20 per cent increase on the same period in 2006 (CER basis) in EEV operating profit on its long-term business. Prudential’s objective is to focus on its strengths and exploit opportunities in the local markets in which it operates. Prudential’s strategy of leveraging its knowledge and expertise across product development, distribution and administration, is designed to allow it to continue to deliver operating profit growth in the future. Total IFRS operating profit based on longer-term investment returns on continuing operations was 20 per cent higher in 2007 than in 2006 (CER basis) reflecting the strong performance of the Group’s UK and US insurance businesses. Prior year comparatives have been restated to exclude the performance of Egg, the sale of which was completed in May 2007.

EEV operating profit based on longer-term investment returns from long-term business +20(%) £m 2007 £2,517m 2006 £2,103m 2005 £1,633m 2004 £1,276m The change in pre-tax value of EEV as a result of new business, expected investment returns and the unwind of the discount rate, the effect of changes in operating assumptions and any operating experience variances. It excludes the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, the effect of the change in time value of the cost of options and guarantees, shareholders’ share of actuarial gains and losses on defined benefit pension schemes and the mark to market value movements on borrowings. The comparatives are shown on a CER basis. IFRS operating profit based on longer-term investment returns from continuing operations +20(%) £m 2007 £1,213m 2006 £1,008m 2005 £884m 2004 £615m These profits exclude short-term fluctuations in investment returns and the shareholders’ share of actuarial gains and losses on defined benefit pension schemes. The comparatives are shown on a CER basis. Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams. Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group’s long-term businesses and is a valuable supplement to statutory accounts.

Operating and financial review

# Group overview

| Results highlights | CER | | | RER[note 5] | |
|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Annual premium equivalent (APE) sales | 2,874 | 2,374 | 21 | 2,470 | 16 |
| Present value of new business premiums (PVNBP) | 21,302 | 18,192 | 17 | 18,947 | 12 |
| Net investment flows | 7,975 | 8,511 | (6) | 8,633 | (8) |
| External funds under management | 68,669 | 57,497 | 19 | 57,199 | 20 |
| New business profit (NBP) | 1,215 | 992 | 22 | 1,039 | 17 |
| NBP margin (% APE) | 42 | 42 | | 42 | |
| NBP margin (% PVNBP) | 5.7 | 5.5 | | 5.5 | |
| EEV basis operating profit from long-term business from continuing operations[notes 1,2] | 2,517 | 2,103 | 20 | 2,208 | 14 |
| Total EEV basis operating profit from continuing operations[notes 2,4] | 2,542 | 2,030 | 25 | 2,133 | 19 |
| Total IFRS operating profit from continuing operations[notes 3,4] | 1,213 | 1,008 | 20 | 1,050 | 16 |
| EEV basis shareholders' funds (£bn) | 14,779 | 11,910 | 24 | 11,883 | 24 |
| IFRS shareholders' funds (£bn) | 6,201 | 5,483 | 13 | 5,488 | 13 |
| Holding company operating cash flow | (82) | (104) | 21 | (104) | 21 |
| Holding company operating cash flow plus proceeds from the sale of Egg | 445 | (104) | 528 | (104) | 528 |
| Return on Embedded Value[note 6] | 15.4% | | | 14.5% | 6 |

**Notes**

1 Long-term business profits after deducting Asia development expenses and before restructuring costs.
2 Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.
3 Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.
4 Prior year restated excludes Egg, and shows continuing operations only.
5 Reported exchange rate (RER).
6 Return on Embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholder's funds on a EEV basis).

In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

These results show the strong performance of the Group in 2007. The KPIs above show growth in sales and profits and an improvement in cash flow. The surplus capital position of Prudential plc, measured under the Insurance Groups Directive (IGD) basis, will be submitted to the FSA by 30 April 2008 but is currently estimated to be in the region of £1.4 billion. This includes a benefit of around £0.3 billion that arose during 2007 from the sale of Egg Banking plc.

At 31 December 2007, total insurance and investment funds under management are £267 billion up from £251 billion at the end of 2006, at reported exchange rate (RER).

## Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis.

As a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential also reports supplementary results on an EEV basis for the Group's long-term business. These results are combined with the IFRS basis results of the non long-term businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on long-term investment returns. Under both EEV and IFRS, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under EEV, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting

30 Prudential plc Annual Report 2007

Operating and financial review

basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

## EEV basis operating profit

| | | CER | | RER | |
|---|---|---|---|---|---|
| **EEV basis operating profit from continuing operations** | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Insurance business: | | | | | |
| Asia | 1,046 | 779 | 34 | 829 | 26 |
| US | 627 | 652 | (4) | 708 | (11) |
| UK | 859 | 686 | 25 | 686 | 25 |
| Development expenses | (15) | (14) | (7) | (15) | 0 |
| **Long-term business profit** | 2,517 | 2,103 | 20 | 2,208 | 14 |
| Asset management business: | | | | | |
| M&G | 254 | 204 | 25 | 204 | 25 |
| Asia asset management | 72 | 47 | 53 | 50 | 44 |
| Curian | (5) | (7) | 29 | (8) | 38 |
| US broker-dealer and asset management | 13 | 16 | (19) | 18 | (28) |
| | 334 | 260 | 28 | 264 | 27 |
| Other income and expenditure | (289) | (292) | 1 | (298) | 3 |
| **Total EEV basis operating profit from continuing operations** | 2,562 | 2,071 | 24 | 2,174 | 18 |
| Restructuring costs | (20) | (41) | 51 | (41) | 51 |
| **Total EEV basis operating profit from continuing operations after restructuring costs** | 2,542 | 2,030 | 25 | 2,133 | 19 |

Total EEV basis operating profit from continuing operations based on longer-term investment returns was £2,542 million, up 25 per cent from 2006 at CER and up 19 per cent at RER. This result reflects the significant growth of new business profit of £1,215 million and in-force profit of £1,317 million by insurance businesses, up 17 per cent over 2006, and strong asset management profit growth.

Record new business profit from insurance business of £1,215 million, was 22 per cent higher than in 2006, driven by strong sales momentum in Asia and the US. At RER, new business profit was up 17 per cent. The average Group new business profit margin was 42 per cent (2006: 42 per cent) on an APE basis and 5.7 per cent (2006: 5.5 per cent) on a PVNBP basis. This reflects an increase in the average UK margin offset by a fall in the average Asia margin. In-force profit increased 17 per cent on 2006 to £1,317 million. At RER, in-force profit was up 11 per cent. In aggregate, net assumption changes were £97 million positive, and experience variances and other items were £48 million positive.

The in-force profit in 2007 for the UK business included a charge in respect of a mortality operating assumption change on annuity and deferred annuity pension business of £312 million, which is fully offset by a release of excess margins previously held.

Asia's development expenses (excluding the regional head office expenses) were £15 million (2006: £14 million).

Operating profit from the asset management business was £334 million (2006: £260 million), up 28 per cent on 2006, driven by growth in M&G and Asia Asset Management.

Other income and expenditure totalled a net expense of £289 million compared with £298 million in 2006 at RER. This result primarily includes interest expense on central borrowings of £168 million (2006: £177 million); £117 million of Group Head Office (GHO) costs (2006: £83 million) and £38 million of costs for the Asia head office (2006: £36 million). The increase in Group Head Office (GHO) costs reflects costs in respect of the process to consider a reattribution of the inherited estate.

31

# Group overview
continued

## New business capital usage

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | Free surplus | Required capital | Total net worth | Value of in-force business | Total long-term business |
| Asia | (194) | 21 | (173) | 653 | 480 |
| US | (200) | 183 | (17) | 202 | 185 |
| UK | (150) | 104 | (46) | 246 | 200 |
| | (544) | 308 | (236) | 1,101 | 865 |

The Group wrote £2,874 million of sales on an APE basis. To support these sales, the Group invested £544 million of capital. This amount covers both new business acquisition expenses, including commission of £236 million and the required capital of £308 million. The total investment of capital for new business amounts to approximately £19 million per £100 million of APE sales. These sales provided a post-tax new business contribution to embedded value of £865 million.

In Asia, capital was invested to support sales at an average rate of £15 million per £100 million of APE sales.

In the US, capital was invested to support sales at an average rate of £30 million per £100 million of APE sales.

In the UK, capital was invested to support sales at an average rate of £17 million per £100 million of APE sales.

The following year-on-year comparisons are presented on a RER basis.

In the calculation of EEV operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. Short-term fluctuations in investment returns are reported separately in the analysis of profit.

In Asia, long-term business short-term investment fluctuations were £226 million, compared to £286 million last year. This reflects favourable equity performance in most territories, principally Hong Kong, Vietnam and Singapore offset by an unfavourable valuation movement of £30 million on an investment of the Taiwan life business in a CDO fund.

The US business short-term fluctuations in investment returns of £(8) million primarily include: a negative £44 million in respect of the difference between actual investment returns and longer-term returns included in operating profit in respect of fixed income securities and related swap transactions; a negative £16 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable investment account (separate account) return being lower than the long-term return reported within operating profit, offset by the impact of the associated hedging position; and a positive £51 million in respect of the difference between actual investment returns and long-term returns

## EEV basis profit after tax and minority interests RER

| | 2007 £m | 2006 £m | Change % |
|---|---|---|---|
| Total EEV basis operating profit from continuing operations after restructuring costs | 2,542 | 2,133 | 19 |
| Short-term fluctuations in investment returns: | 174 | 738 | |
| Asia | 226 | 286 | |
| US | (8) | 64 | |
| UK | (42) | 378 | |
| Other | (2) | 10 | |
| Actuarial gains and losses on defined benefit pension schemes: | 116 | 207 | |
| Effect of change in economic assumptions: | 748 | (1) | |
| Asia | 201 | (132) | |
| US | 81 | (51) | |
| UK | 466 | 182 | |
| Effect of change in time value of cost of options and guarantees: | 0 | 60 | |
| Asia | 9 | 14 | |
| US | 8 | 6 | |
| UK | (17) | 40 | |
| Movement in mark to market value of core borrowings: | 223 | 85 | |
| US | 9 | 3 | |
| Other | 214 | 82 | |
| **Profit from continuing operations before tax** | 3,803 | 3,222 | 18 |
| Tax | (961) | (904) | |
| **Profit from continuing operations after tax before minority interests** | 2,842 | 2,318 | 23 |
| Discontinued operations (net of tax) | 241 | (105) | |
| Minority interests | (21) | (1) | |
| **Profit for the period** | 3,062 | 2,212 | 38 |

32 Prudential plc Annual Report 2007

included within operating profit in respect of equity-based investments and other items.

The UK business component of short-term fluctuations in investment returns of negative £42 million primarily reflects reduced asset values in PRIL, the shareholder-backed annuity business, from widened credit spreads and the difference between the actual investment return for the with-profits life fund of 7.2 per cent and the long-term assumed return of 7.85 per cent.

The actuarial gain of £116 million (2006: £207 million) included in total profit reflects the shareholders' share of actuarial gains and losses on the Group's defined benefit pension schemes. On the EEV basis, this gain includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits sub-fund for the Prudential Staff and Scottish Amicable Pension Schemes. The full year 2007 gains mainly reflect changes in economic assumptions, partly offset by the effect of strengthened mortality assumptions. The very high level of gains in 2006 reflected the excess market returns over the long-term assumption and the increase in discount rate applied in determining the present value of projected pension payments from 4.8 per cent at 31 December 2005 to 5.2 per cent at December 2006.

In Asia positive economic assumption changes were £201 million, of which £110 million is due to Taiwan and £80 million is due to Hong Kong. The Taiwan credit primarily reflects a change of projected fund earned rate, offset by an increase in risk discount rate, whereas Hong Kong primarily reflects a decrease in the risk discount rate. Taiwan interest rates performed in line with the assumed EEV trended basis.

In the US, economic assumption changes of positive £81 million primarily reflect a reduction in the risk discount rates following a reduction in the US 10-year Treasury rate, partially offset by a reduction in the separate account return assumption.

In the UK, economic assumption changes of positive £466 million primarily reflect the impact of the increase in the investment return assumption and a decrease in the risk free rate.

The mark to market movement on core borrowings was a positive £223 million reflecting the reduction in fair value of core borrowings as the decrease in interest rates is more than offset by the widening of the credit spread, thereby increasing overall market yields on comparable debt securities.

The effective tax rate at an operating tax level was 27 per cent (2006: 30 per cent), generally reflecting expected tax rates. The effective tax rate at a total EEV level was 25 per cent (2006: 28 per cent) on a profit of £3,803 million.

On 1 May 2007, Prudential completed the sale of Egg Banking plc to Citi for a consideration, net of transaction expenses, of £527 million. The profit from discontinued operations is £241 million being the profit on disposal of £290 million, net of the post-tax loss of £49 million from 1 January 2007 to the date of sale.

## IFRS basis operating profit

### IFRS basis operating profit based on longer-term investment returns from continuing operations

| | | CER | | RER | |
|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Insurance business: | | | | | |
| Asia | 189 | 177 | 7 | 189 | 0 |
| US | 444 | 367 | 21 | 398 | 12 |
| UK | 528 | 500 | 6 | 500 | 6 |
| Development expenses | (15) | (14) | (7) | (15) | 0 |
| **Long-term business profit** | **1,146** | **1,030** | **11** | **1,072** | **7** |
| Asset management business: | | | | | |
| M&G | 254 | 204 | 25 | 204 | 25 |
| Asia asset management | 72 | 47 | 53 | 50 | 44 |
| Curian | (5) | (7) | 29 | (8) | 38 |
| US broker-dealer and asset management | 13 | 16 | (19) | 18 | (28) |
| | 334 | 260 | 28 | 264 | 27 |
| Other income and expenditure | (248) | (244) | (2) | (248) | 0 |
| **Total IFRS basis operating profit based on longer-term investment returns before restructuring costs** | **1,232** | **1,046** | **18** | **1,088** | **13** |
| Restructuring costs | (19) | (38) | (50) | (38) | (50) |
| **Total IFRS basis operating profit based on longer-term investment returns after restructuring costs** | **1,213** | **1,008** | **20** | **1,050** | **16** |

Operating and financial review

33

# Group overview
## continued

The increase in Prudential Corporation Asia's operating profit of seven per cent for long-term business before development expenses reflects improved profitability in mature markets with significant contributions to operating profit from Singapore, Malaysia and Hong Kong, representing £153 million of the total operating profit in 2007, up 15 per cent on 2006. There were increased contributions from each of Indonesia, Taiwan and Vietnam as these operations continue to build scale. Five life operations made IFRS losses: £43 million in India which is a relatively new business, incurring costs in rapidly building scale through its expansion strategy and losses of £16 million in Japan. Korea's loss reflects new business growth. China and Thailand are marginally loss making.

In the US, IFRS operating profit of £444 million was up 21 per cent on 2006 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit is based on longer-term investment returns. Longer-term returns for the US operations' fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in the US operations' IFRS operating profit for long-term business mainly reflects increased fee income driven by a 34 per cent increase in separate account assets during the year and higher overall election of optional benefits. Profits from the annuities spread business were broadly in line with prior year and continue to represent the key contributor to overall IFRS operating profit. One-off items affecting the spread-based income were £26 million, net of related amortisation of deferred acquisition costs (DAC).

In the UK, IFRS operating profit for the long-term business increased six per cent to £528 million in 2007. This reflected a seven per cent increase in profits attributable to the with-profits business to £394 million, representing the continued strong investment performance of the Life Fund and its impact on terminal bonuses. 2007 includes the net impact of the mortality strengthening and a release of excess margins previously held in other assumptions which was a positive £34 million.

M&G's operating profit for 2007 was £254 million, an increase of 25 per cent over 2006, due to strong net investment inflows and positive market conditions for the first three quarters of 2007.

The Asian asset management operations reported operating profits of £72 million, a growth of 53 per cent over 2006, driven by strong contributions from Vietnam, India and Taiwan.

The operating profit from the US broker-dealer and asset management businesses was £13 million, a 19 per cent decrease on 2006. Curian recorded losses of £5 million in 2007, down from losses of £7 million in 2006, as the business continues to build scale.

### IFRS basis profit after tax

| | RER | | |
|---|---|---|---|
| | 2007 £m | 2006 £m | Change % |
| **Operating profit from continuing operations based on longer-term investment returns after restructuring costs** | 1,213 | 1,050 | 16 |
| Short-term fluctuations in investment returns | (137) | 155 | |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | 90 | 167 | |
| **Profit before tax from continuing operations attributable to shareholders** | 1,166 | 1,372 | (15) |
| Tax attributable to shareholders' profits | (382) | (392) | |
| **Profit from continuing operations for the financial year after tax** | 784 | 980 | (20) |
| Discontinued operations (net of tax) | 241 | (105) | |
| Minority interests | (3) | (1) | |
| **Profit for the year attributable to equity holders of the company** | 1,022 | 874 | 17 |

The following year-on-year comparisons are presented on a RER basis.

Total IFRS basis profits before tax attributable to shareholders and minority interests were £1,166 million in 2007, compared with £1,372 million for 2006. The decrease reflects a reduction in short-term fluctuations in investment returns of £292 million and a reduced positive movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.

In the calculation of IFRS operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson where unrealised gains or losses on debt securities feature directly as movements to shareholder reserves.

The £137 million charge for short-term fluctuations in investment returns comprises £71 million, £18 million, £47 million and £1m in respect of Asian operations, US operations, UK operations and other respectively.

The fluctuations for the Asian operations primarily reflect reduced values for debt securities in Taiwan and a

34 Prudential plc Annual Report 2007

Operating and financial review

£30 million reduction in the value of an investment in a CDO fund, partially offset by strong equity movements in Vietnam.

In the US there was a £18 million charge for short-term fluctuations in investment returns. During 2007 the US life insurance operations recorded net credit losses of £78 million (2006: £25 million). This charge is reflected in two parts of the accounting presentation of the results. Included within the IFRS operating profit based on longer-term investment returns is a risk margin reserve (RMR) charge, representing long-term expected credit defaults, of £48 million (2006: £54 million). The difference between the credit related losses and the RMR charge in the year was, therefore, a charge of £30 million (2006: £29 million credit) which is recorded within short-term fluctuations in investment returns, within the overall £18 million charge for US life insurance operations.

The fluctuations for the UK operations primarily reflect reduced asset values in PRIL, the shareholder-backed annuity business, from widened credit spreads on corporate bond securities.

Profit after tax and minority interests was £1,022 million compared with £874 million in 2006. The effective rate of tax on operating profits, based on longer-term investment returns, was 32 per cent (2006: 29 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 33 per cent (2006: 29 per cent). The effective tax rates in 2007 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognise deferred tax assets on regulatory basis losses.

## Earnings per share

| | 2007 p | 2006 p |
|---|---|---|
| EPS based on operating profit from continuing operations after tax and minority interest: | | |
| EEV | 74.9 | 62.1 |
| IFRS | 33.8 | 30.9 |
| Basic EPS based on total profit after minority interest | | |
| EEV | 125.2 | 91.7 |
| IFRS | 41.8 | 36.2 |

## Dividend per share

The directors recommend a final dividend for 2007 of 12.30 pence per share payable on 20 May 2008 to shareholders on the register at the close of business on 11 April 2008. The interim dividend for 2007 was 5.70 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 18.00 pence per share compared with 17.14 pence per share for 2006, an increase of five per cent. The total cost of dividends in respect of 2007 was £444 million.

The full year dividend is covered 1.9 times by post-tax IFRS operating profit from continuing operations. Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

## Shareholders' funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2007 were £14.8 billion, an increase of £2.9 billion from the 2006 year-end level (2006: £11.9 billion at RER). This 24 per cent increase primarily reflects: total EEV basis operating profit of £2,542 million; a £174 million favourable movement in short-term fluctuations in investment returns; a £748 million positive movement due to changes in economic assumptions and in time value of cost of options and guarantees; a positive movement on the mark to market of core debt of £223 million; the proceeds for the share capital issue of the parent company for £182 million; a positive movement in the actuarial gains on the defined benefit pension schemes of £116 million and the positive impact of £64 million for foreign exchange movements. These were offset by: a tax charge of £961 million and dividend payments of £426 million made to shareholders.

The shareholders' funds at 2007 of £14.8 billion comprise:
- £3.7 billion for the Asian long-term business operations;
- £3.6 billion for the US long-term business operations;
- £6.5 billion for the UK long-term business operations; and
- £1 billion for other operations.

At the year end the embedded value for the Asian long-term business was £3.7 billion. The established markets of Hong Kong, Singapore and Malaysia contribute £2,704 million to the embedded value generated across the region with Korea (£304 million) and Vietnam (£234 million) making further substantial contributions. Prudential's other markets, excluding Taiwan, in aggregate contribute £496 million in embedded value. Taiwan has a negative embedded value of £12 million; this positive movement against prior year (2006: negative £216 million) is a reflection of an increase in new business and a change in economic assumptions.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 75 per cent and 15 per cent of new business APE in 2007, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by less than one percentage point. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and

35

Group overview

continued

risk discount rates, would result in a £91 million decrease in Taiwan’s embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £67 million. On the assumption that bond yields remained flat during 2008 and then trended towards 5.5 per cent in December 2014, this would have reduced the 2007 Taiwan embedded value by £70 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a negligible percentage change to Asia’s embedded value. Statutory IFRS basis shareholders’ funds at 31 December 2007 were £6.2 billion. This compares with £5.5 billion at 31 December 2006 at RER. The increase primarily reflects: profit after tax and minority interests of £1,022 million, the proceeds from the share capital issue of the Company for £182 million, offset by the impact of negative unrealised holding losses on available for sale investments of £231 million, and dividend payments to shareholders of £426 million.

Analysis of movement in EEV shareholders’ funds £m: 31 December 2006 to 31 December 2007 A 11,883 B 1,215 C 1,317 D 334 E 324 F 174 G 748 H 339 I 961 J 426 K 480 L 14,779

10,000 11,000 12,000 13,000 14,000 15,000 16,000

A 2007 opening shareholders’ funds B Life new business profits C Life in-force profit

D Asset management and other operating profit

E Other income and expenditure (including Asia development expenses and restructuring costs) F Short-term fluctuations in investment returns G Effect changes in economic assumptions and time value of cost of options and guarantees H Mark to market movement on core borrowings, actuarial gains and losses on defined benefit pension schemes I Tax J Dividends K Other including result for discontinued operations and increase in share capital L 2007 closing shareholders’ funds

36 Prudential plc Annual Report 2007

Holding company cash flow 2007 £m 2006 £m Cash remitted by business units: UK life fund transfer 261 217 UK other 3 0 US 122 110 Asia 186 175 M&G 139 94 Total cash remitted to Group 711 596 Net interest paid (96) (128) Dividends paid (426) (399) Scrip dividends and share options 183 91 Cash remittances after interest and dividends 372 160 Tax received 40 122 Corporate activities (200) (67) Cash flow before investment in businesses 212 215 Capital invested in business units: Asia (149) (147) UK (145) (172) Total capital invested in business units (294) (319) Decrease in operating cash (82) (104) Egg sale net proceeds 527 0 Total holding company cash flow 445 (104)

The Group holding company received £711 million in cash remittances from business units in 2007 including the shareholders’ statutory life fund transfer of £261 million from the UK business. After dividends and net interest paid, there was a net cash inflow of £372 million (2006: £160 million). There was a high take-up of scrip dividends in 2007. During 2007, the Group holding company paid £200 million in respect of corporate activities, which included costs in respect of the process to consider a reattribution of the inherited estate together with a repayment to HMRC in respect of tax recoveries in previous years following a change in tax legislation. Tax received of £40 million (2006: £122 million) was lower than prior year as a result of foreign exchange gains reducing the level of taxable losses and a payment to HMRC. Asia contributed a net remittance of £37 million to the holding company cash flow. In aggregate this gave rise to an improvement in operating cash outflow to £82 million from £104 million in 2006. The Group received £527 million from the disposal of Egg (net of expenses), and the reduction in net interest paid in 2007 includes the investment income earned on these proceeds. In 2008, the UK shareholders’ statutory transfer relating to the bonus declarations is expected to be £279 million. Depending on the mix of business written and the opportunities available, Prudential expects that the UK shareholder-backed business will become cash positive in 2010. Taking into account plans for future growth, our ability to surrender group tax relief, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations it is expected that the operating cash flow of the Group holding company will be positive in 2008.

operating and financial review

The scale and reach of our Asian franchise is unparalleled, with top five market share positions in seven of our 12 insurance markets. At the heart of our success lies our multi-distribution platform, which includes a tied agency force of over 410,000 people as well as a significant network of bank and other partnerships, and an emerging direct channel.

There’s more to Prudential.

38 Prudential plc Annual Report 2007

Operating and financial review

Business unit review

Insurance operations

Asia

Barry Stowe

Chief Executive, Prudential Corporation Asia

‘In 2007 Prudential delivered new business APE of £1,306 million from Asia, representing very strong growth that averaged 44 per cent over 2006, with all operations delivering double-digit growth.’

Prudential’s strategy in Asia is to build quality, multi-channel distribution that delivers customer-centric and profitable products in segments with the potential for sustained growth. By necessity, the approach to each market varies, but all operations are unified under the Prudence icon and common brand values and Prudential has the proven ability to leverage learning and expertise from within the region and the wider Group to accelerate the development of unique opportunities as they arise in each market.

The ability to execute the strategy is highly dependent on the strength and depth of the management talent pool in the region and consequently Prudential invests in continually strengthening and developing its teams. The operating model empowers local management teams with a regional team overseeing control functions such as risk management and providing strategic guidance and technical support in areas such as distribution optimisation and product design.

Prudential has a market-leading platform with top five market share positions, in terms of new business APE, in seven of its 12 markets. Prudential has the leading private sector life insurance joint ventures in China and India.

40 Prudential plc Annual Report 2007

Operating and financial review

**Current year initiatives**

The core business priorities were outlined as:

- Building on existing strengths in agency channel.
- Improving and extending partnership distribution.
- Continuing product innovation.
- Strengthening and deepening customer relationships.
- Developing retirement solutions.
- Starting work on direct distribution.
- Re-examining approach to health products.

**'Prudential has already begun positioning itself as a provider of retirement solutions through the roll-out of the successful 'What's your number?' campaigns in six countries.'**

Agency is the predominant distribution channel in Asia and for Prudential, the agency force again generated 70 per cent of new business volumes in 2007. Success in agency distribution requires building and maintaining meaningful scale in terms of agent numbers whilst also providing the infrastructure to manage agent training and skills development to drive agency productivity. Prudential's agency priority depends on the stage of development of each individual market and Prudential's operation within it. For example in India, Prudential's joint venture with ICICI has been rapidly expanding, with the addition of 593 new branches during the year to give a total 1,065 and correspondingly average agent numbers in 2007 increased by 123 per cent and at 31 December there were 277,000 agents.

Similarly in China, although the rate of geographic expansion is slower as each new city requires separate regulatory approvals, the emphasis is also on expanding the agency channel; average numbers were up 38 per cent and at 31 December there were 20,500 agents. In markets where we have sufficient agency scale, the emphasis is on helping those agents become more productive through intensified training and sales management support. Agent productivity, in terms of average APE per agent, increased by 67 per cent in Vietnam and 21 per cent in Singapore during 2007.

Prudential has a large partnership distribution network in Asia. During 2007, Prudential extended its agreements with Standard Chartered Bank to include Taiwan where it will exclusively provide bancassurance products in their newly acquired HsinChu International Bank with its 83 branches and 2.4 million customers. In Korea regulation states that a bank can only source a maximum of 25 per cent of its total insurance sales from any one insurer, and with Prudential's existing bank partners regularly reaching their maximum shares, adding new banks is a priority. In 2007 Prudential secured two major new banks, Industrial Bank of Korea and Kookmin Bank. Prudential's regional bancassurance relationship with Citibank also grew strongly, with new business APE generated of £23 million being 12 per cent of total bank distribution for 2007.

In 2007 Prudential continued to broaden its range of linked products. These included the new Global Property Fund in Singapore and a new Takaful range in Indonesia, launched in September 2007. In Taiwan, a new variable annuity product and an agency incentive programme contributed to the growth in new business of 71 per cent for the year.

**Projected Asia pensions market (excluding Japan) US$bn**


2015
2010
2005
0
500
1,000
1,500
2,000
2,500
3,000
Singapore
Taiwan
Korea
Hong Kong
India
China
Thailand
Malaysia
Indonesia
Philippines

Source: IMF

| Asia | 2007 £m | CER 2006 £m | CER Change % | RER 2006 £m | RER Change % |
|---|---|---|---|---|---|
| APE sales | 1,306 | 909 | 44 | 956 | 37 |
| NBP | 653 | 487 | 34 | 514 | 27 |
| NBP margin (% APE) | 50% | 54% | | 54% | |
| NBP margin (% PVNBP) | 9.3% | 10.0% | | 10.0% | |
| Total EEV basis operating profit* | 1,046 | 779 | 34 | 829 | 26 |
| Total IFRS operating profit* | 189 | 177 | 7 | 189 | 0 |

*Based on longer-term investment returns excluding fund management operations, development and regional head office expenses.

41

# Business unit review
## Insurance operations
### Asia continued

Good results were attained from systematic cross-sell campaigns across the region, contacting more than two million of our existing customers. These included the initiation of a regular up-sell in Hong Kong through the indexation of policy benefits and initiatives to capture maturity proceeds in Singapore as well as a targeted offer of guaranteed increases in protection benefits in Malaysia.

Although still small, new business from direct marketing grew by 65 per cent over 2006 with Thailand performing well and recording growth of 52 per cent. The regional Direct Marketing team has been strengthened and work is now under way on exploring further opportunities.

In Asia, there are very material opportunities arising in the provision of healthcare solutions. Prudential successfully piloted new supplemental health products in Singapore, India and Hong Kong during the year, selling over 125,000 new policies.

Helping people address their financial needs for retirement is also a major growth opportunity and whilst Prudential already has a number of products designed to support the accumulation phase of a retirement fund, work is now under way on drawdown options and supporting related protection and health products. Prudential has already begun positioning itself as a provider of retirement solutions through the roll-out of the successful 'What's your number?' campaigns in six countries that encourage people to think about what resources they are likely to need to finance their retirement aspirations.

Prudential has a unique position in Vietnam with its market-leading life insurance business and well-respected brand. To further leverage this platform, Prudential launched a consumer finance company in September 2007.

**Financial performance**

In 2007 Prudential delivered new business APE of £1,306 million from Asia, representing very strong growth that averaged 44 per cent over 2006 and with all operations delivering double-digit growth including Taiwan, India and Indonesia, up 71 per cent, 67 per cent and 75 per cent respectively.


What's Your Number ?
$ 657,000
PRUDENTIAL

**'What's your number?' retirement campaign**
Prudential's 'What's your number?' campaign encourages individuals to identify and save toward a retirement goal that will support their lifestyle. Since 2005, the campaign has been launched in Korea, Hong Kong, Taiwan, Malaysia, Singapore and India.

**'Asia expects to deliver doubling of 2005 EEV NBP a year early by 2008.'**

New business profit increased by 34 per cent as the average profit margin reduced from 54 per cent to 50 per cent mainly due to a change in the country mix of the sales. China, Hong Kong, Korea and Taiwan all reported increases in new business profit margins compared to 2006. In India, the branch expansion programme has led to an increase in policy acquisition and maintenance costs and therefore a rebasing of the expense assumptions. The reduction in average margin for the other countries was due to a change in country mix.

In-force embedded value profits of £393 million are driven principally by the unwind of discount, with net assumption changes of £54 million and net experience variances of £(1) million. Assumption changes were principally due to favourable changes in corporation tax and positive mortality assumption changes. Negative persistency assumption changes are offset by positive expense assumption changes. Experience variances mainly reflected positive mortality across all operations partially offset by expense overruns in the newer operations of China, India and Vietnam.

| | CER | | |
|---|---|---|---|
| **IFRS profits** | 2007 £m | 2006 £m | Change % |
| Established markets (Hong Kong, Singapore, Malaysia) | 153 | 134 | 15 |
| North Asia (Taiwan, Korea, Japan) | 16 | 20 | (20) |
| Joint venture markets (China, India) | (49) | (20) | (146) |
| Other SE Asian markets (Indonesia, Vietnam, Thailand, the Philippines) | 68 | 43 | 58 |
| Total Life IFRS profits | 189 | 177 | 7 |

42 Prudential plc Annual Report 2007

The total IFRS Operating profit of £189 million was up seven per cent on 2006. Within this, the Established markets (Singapore, Hong Kong and Malaysia) generated £153 million, up 15 per cent from 2006. The North Asia markets (Taiwan, Japan and Korea) generated £16 million, down 20 per cent from last year reflecting increased losses in Japan of £16 million. Excluding Japan, profits from North Asia almost doubled reflecting a strong increase in Taiwan of 47 per cent due to in-force profits, especially from long-term health products and favourable other experience. Losses from the joint ventures in India increased to £43 million, reflecting the fast pace of new business growth and investment in growing the branch networks. Losses from the joint venture in China reduced to £6 million. In the other markets (Vietnam, Thailand, Indonesia and the Philippines), profits grew by 58 per cent to £68 million reflecting the expected emergence of IFRS profits and a one-off £16 million favourable item in Vietnam.

In 2007 the Asian Life operations were again net remitters of cash to the Group of £56 million. Remittances totalling £148 million were from Hong Kong, Indonesia, Malaysia, Singapore and included the first remittance from Vietnam. The Life operations received injections of £92 million, of which £49 million was injected into India to support branch expansion with the balance primarily injected into China and Korea to support solvency requirements as a result of new business growth.

IRR for Asia was in excess of 20 per cent for 2007. In Asia, Prudential targets IRRs on new business to be at least 10 percentage points over the country risk discount rate, where these vary from five per cent to 17 per cent. During 2007 all markets except India and Japan met this target.

Having achieved compound growth of 26 per cent since 2005, Asia expects to deliver doubling of 2005 EEV NBP a year early by 2008.

Increasing proportion of APE sales from unit-linked business %

Protection 10 Group 1

Non-par 3

Par 15

71 Linked

Operating and financial review

The United States is the largest retirement market in the world, with some 78 million baby boomers, the first of whom are now reaching retirement age. As the fastest growing variable annuity provider in the US for the past six years, Jackson is well positioned to meet the needs of this generation as it retires over the next decade and beyond.

There’s more to Prudential.

44 Prudential plc Annual Report 2007

Operating and financial review

Business unit review

Insurance operations

United States

Clark Manning

President and Chief Executive Officer of Jackson National Life Insurance Company

‘Jackson achieved record APE sales of £671 million in 2007, representing a 19 per cent increase on 2006. This growth was led by a continued increase in variable annuity sales.’

The US is the largest retirement savings market in the world and continues to grow rapidly. By mid-2007, total retirement assets in the US exceeded US$17.4 trillion, up from US$16.5 trillion at the end of 2006 (Source: Investment Company Institute). As 78 million baby boomers (Source: US Census Bureau) move into retirement age, these assets will shift from asset accumulation to income distribution. Currently, US$1.6 trillion of assets are generating retirement income. This amount is estimated to grow to US$7.3 trillion by 2017 (Source: Financial Research Corporation).

Despite these favourable demographics, US life insurers face challenges from both within and outside the industry. The industry remains highly fragmented, with the top 15 annuity companies sharing only 74 per cent of the total market share in 2007 (source: LIMRA). Competition is intensifying through aggressive price competition. Life insurers also find themselves competing with other financial services providers, particularly mutual fund companies and banks, for a share of US retirement savings assets.

During 2007, the Standard & Poor’s (S&P) index increased 3.5 per cent (2006: 13.6 per cent), and the US equity markets

46 Prudential plc Annual Report 2007

Operating and financial review

experienced significant volatility during the second half of the year. The S&P index increased six per cent through June 2007, yet ended the year 2.5 per cent lower than in June and 5.7 per cent lower than at the end of October. This volatility and concerns about the US economy are expected to increase investors' interest in guarantees on products with equity-based returns.

In addition, for much of 2007, the yield curve was flat and credit spreads were relatively low, resulting in a difficult environment for the sale of properly priced fixed annuities. During the second half of 2007, the yield began to normalise and credit spreads began to widen, ending closer to normalised historical levels. The market for fixed annuities was further complicated during the year by artificially high deposit rates offered by banks to attract assets.

Jackson National Life Insurance Company's (Jackson) primary focus is manufacturing profitable, capital-efficient products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly.

Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisers. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the south-eastern US.

**Current year initiatives**

The core business priorities were outlined as:

- Continue enhancement and expansion of the existing product offering.
- Continue to take profitable share of variable annuities market.
- Increase penetration of existing distribution channels.
- Increase share of the US retail asset management market.

Jackson continues to base its success in the evolving US market on industry-leading distribution and product innovation coupled with sound evaluation of product economics. Jackson's long-term goals include the continued expansion of its share of the US annuities and retail asset management markets, which it plans to achieve by leveraging its relationship-based distribution advantage in the advice-based channels. Growth in Jackson's share of the US annuities market will be largely contingent upon continued enhancement and expansion of the existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic acquisition activity.

**'Jackson continues to base its success in the evolving US market on industry-leading distribution and product innovation coupled with sound evaluation of product economics.'**

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality, cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. Products are offered on an unbundled basis, allowing customers to select those benefits that meet their unique financial needs and pay only for those benefits that they truly need. This advantage, coupled with distribution through advice-based channels, allows Jackson to effectively meet individuals' long-term retirement savings and income needs. Jackson believes that leveraging this advantage is a more sustainable long-term strategy than price competition and, as a result, will not sacrifice product economics for a short-term increase in market share.

| United States | CER | | | RER | |
|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| APE sales | 671 | 565 | 19 | 614 | 9 |
| NBP | 285 | 239 | 19 | 259 | 10 |
| NBP margin (% APE) | 42% | 42% | | 42% | |
| NBP margin (% PVNBP) | 4.3% | 4.2% | | 4.2% | |
| Total EEV basis operating profit* | 627 | 652 | (4) | 708 | (11) |
| Total IFRS operating profit* | 444 | 367 | 21 | 398 | 12 |

*Based on longer-term investment returns excludes broker dealer, fund management and Curian.

47

Business unit review

Insurance operations

United States continued

Jackson VA new sales and market share

0 2 4 6 8 10 US$bn

2007 9.1

2006 7.0 2005 4.7 2004 3.6 2003 3.2 2002 2.0 2001 1.1 2000 2.6 1999 1.9

1998 0.9

0 1 2 3 4 5 6%

VA new sales US$bn

VA market share %

Jackson supports its network of independent agents and advisers with award-winning customer service and marketing support. In 2007, the Service Quality Measurement Group rewarded Jackson with its third World Class Customer Satisfaction Award. Jackson’s marketing campaigns continue to win awards for achievement in graphic design, editorial content and overall communications excellence.

Through organisational flexibility and excellence in execution, coupled with product innovation, a successful distribution model and a strong service offering, Jackson increased its share of the US variable annuity market to 5.1 per cent for full-year 2007 (source: Morningstar Annuity Research Center), up from 4.6 per cent for the full-year 2006.

Jackson continues to expand its product portfolio, adding a variety of new features during 2007. The company enhanced its variable annuity portfolio by adding 20 new underlying investment options, four new guaranteed minimum withdrawal benefits (GMWBs), one new guaranteed minimum income benefit (GMIB) and its first guaranteed minimum accumulation benefit (GMAB).

In 2007, Jackson also introduced a line of retail mutual funds and launched two new fixed index annuity products that offer new index options and multiple crediting methods. These additions provide even more product choices to advisers and create more opportunities to capture a larger portion of the US retirement market.

Jackson continues to seek bolt-on acquisitions that will complement its long-term organic growth strategy. Transactions will need to meet or exceed Jackson’s targeted rate of return and will likely be in the life insurance channel, which provides stable future cash flows. Depending on the opportunities that become available, Jackson may consider utilising securitisation financing for these bolt-on transactions.

Jackson’s advertising campaign, emphasising its leading position in VA sales

Financial performance

Jackson achieved record APE sales of £671 million in 2007, representing a 19 per cent increase on 2006. This growth was led by a continued increase in variable annuity sales. On a PVNBP basis, new business sales were £6.7 billion. Retail APE sales in 2007 of £577 million were up 19 per cent over 2006.

Jackson delivered record variable annuity APE sales of £455 million in 2007, up 29 per cent over 2006. In 2007, Jackson maintained its ranking of 12th in gross variable annuity sales (Source: Morningstar Annuity Research Center).

US statutory admitted assets US$bn

2007 US$47bn US$30bn

2006 US$47bn US$22bn 2005 US$48bn US$15bn 2004 US$50bn US$6bn

General account

Separate account

‘Jackson delivered record variable annuity APE sales of £455 million in 2007, up 29 per cent over 2006.’

Fixed annuity APE sales of £57 million were 10 per cent down on 2006, while industry sales of traditional individual deferred fixed annuities were 13 per cent lower in 2007 compared to 2006 (Source: LIMRA).

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US and the impact of low interest rates on caps and participation rates that are offered. As a result, industry sales were nearly one per cent lower in 2007 compared to 2006 (Source: Advantage Group

48 Prudential plc Annual Report 2007

Associates). Jackson’s APE sales of £45 million were 12 per cent down on 2006. In the third quarter of 2007, Jackson ranked first in fixed index annuity sales through banks for the ninth consecutive quarter (Source: The Kehrer-LIMRA Report). Jackson continues to pursue profitable growth and hence has been unwilling to compromise target margins in this market.

Institutional APE sales of £94 million were up 15 per cent on 2006. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

EEV basis new business profits of £285 million were 19 per cent above the prior year, reflecting a 19 per cent increase in APE sales with a shift in the mix of business toward variable annuities as well as increased sales of institutional business with longer duration. Total new business margin was 42 per cent, in line with 2006.

The variable annuity new business margin decreased from 49 per cent in 2006 to 42 per cent in 2007, primarily due to a 70 basis point decrease in the risk-free rate from 2006 to 2007. The lower risk-free rate resulted in a decrease in the assumed separate account return that was partially offset by a decrease in the risk discount rate. In addition, Jackson reviewed its experience assumptions during the year and revised certain partial withdrawal and expense assumptions, which also decreased the new business margin.

The fixed index annuity new business margin decreased from 31 per cent in 2006 to 26 per cent in 2007, primarily as a result of a change in expected future surrender charges.

The fixed annuity new business margin increased significantly from 16 per cent to 28 per cent, primarily as a result of a decrease in the risk discount rate for the year.

The new business margin on institutional business improved significantly, from 39 per cent in 2006 to 58 per cent in 2007 due to the much longer average duration contracts written during 2007 and a lower risk discount rate.

Total EEV basis operating profit for the long-term business for 2007 was £627 million compared to £652 million in the prior year at CER. In-force EEV profits of £342 million were 17 per cent below prior year profit of £413 million at CER. Experience variances were £58 million lower in 2007 due to lower spread income and the impact of persistency adjustments. Operating assumption changes were less favourable than the prior year by £17 million including the impact of updated persistency and lapse rates during 2007. One-off items favourably affected the spread income variance by £40 million during 2007.

IFRS operating profit for the long-term business was £444 million, up 21 per cent on the prior year of £367 million at CER, primarily reflecting an increase in fee income and continued low mortality rates during 2007. Higher fee income was driven primarily by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of guaranteed optional benefits. In 2007, IFRS spread income included a number of non-recurring items, totalling £26 million net of DAC amortisation (2006: £31 million at CER).

Operating and financial review

At 31 December 2007, Jackson had more than £41 billion in US GAAP assets. Of this total, £15 billion were separate account assets, an increase of £4 billion from year-end 2006, further increasing Jackson’s earnings from fee-based products.

During the second half of 2007, equity market volatility increased materially primarily due to liquidity concerns and valuation issues in the US sub-prime mortgage market. Much of the market movement was due to concerns regarding the risk in this market that resulted in a tightening in the level of credit available. While the financial services industry was hardest hit by these events, losses were generally limited to those companies with significant levels of sub-prime or Alt-A mortgage exposure. Jackson’s exposure to the sub-prime mortgage market is limited at only £237 million at the end of 2007. Most of this exposure is in fixed rate, residential mortgage-backed securities that are AAA rated and hold first liens on the underlying collateral. Exposure to Alt-A was £660 million and direct exposure to monoline insurers was £23 million.

The average IRR on new business was up slightly to 19 per cent, primarily due to a larger proportion of variable annuity sales in 2007.

Jackson IFRS operating profit 2007%

Other 4

Life 24

Fee business 31

Spread business 41

Jackson IFRS operating profit 2006%

Other 3

Life 25

Fee business 23

Spread business 49

50 Prudential plc Annual Report 2007

One in

Operating and

financial review

4

In the United Kingdom, we focus on those segments of the retirement income and savings markets where we can generate attractive returns. In 2007 we retained our leadership position in individual annuities, writing one in four of the contracts sold during the year. This success was achieved without compromising overall margins and returns which were among the highest in the UK insurance sector.

There’s more to Prudential.

Business unit review

Insurance operations

United Kingdom

Nick Prettejohn

Chief Executive, Prudential UK & Europe

‘A strong Retail performance saw a four per cent increase in sales and a 17 per cent increase in new business profit to £223 million, demonstrating the continuing benefits of selectively participating in product lines that can deliver attractive returns.’

In 2007, Prudential UK continued its strategy of selectively competing in areas of the retirement savings and income markets where it can generate attractive returns.

The UK business remains focused on maximising value from the opportunity afforded by the fast growing need for retirement solutions. With an ageing population and the concentration of UK wealth in the mass affluent and high net worth sectors, the retirement and near-retirement population will represent the fastest growing segments of the market over the next 10 years. Low savings rates and high levels of consumer debt, combined with a shift in responsibility for providing income during retirement from Government and employers towards individuals, have resulted in individuals being inadequately provided for during increasingly long periods of retirement. These consumers will have a need for high-quality financial advice and service and are increasingly seeking guarantees and longevity protection from their financial products.

52 Prudential plc Annual Report 2007

Prudential UK has a unique combination of competitive advantages including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. These put it in a strong position to pursue its value-driven strategy in its two principal businesses: Retail and Wholesale.

Prudential UK's Retail business is focusing on savings and income for those customers nearing or in retirement. Its retirement income business aims to continue to drive profitable growth in its core annuities operation and grow its presence in the equity release market. The significant 25-year pipeline of internal vestings annuity business from maturing individual and corporate pensions policies is enhanced by strategic partnerships with third parties, where Prudential UK is the recommended annuity provider for customers vesting their pension at retirement. This scale enables our selective value-based participation in the external vestings market. Annuities remain core drivers of the sales and profit derived by Prudential UK, which now has approximately 1.5 million annuities in payment.

Prudential UK remains a market leader in the with-profits market. These products offer a medium to long-term, medium-risk investment with exposure to a diverse range of assets that is particularly important to many customers against the backdrop of market uncertainty.

In the Retail accumulation business, Prudential UK continues to be a market leader in the corporate pensions market where it is a provider of over 20 per cent of FTSE 350 companies and the largest provider of pension schemes to the UK public sector. Prudential now administers corporate pensions for over 600,000 members.

In addition, the Retail business has used its brand and strength with Discovery to build branded distribution in Health and Protection, further using the joint venture to access Discovery's Vitality concept and lifestyle protection capabilities.

Prudential UK's strategy in the Wholesale market is to participate selectively in bulk annuity and back-book buy-outs, where Prudential UK is able to win business based on its financial strength, superior track record, market-leading investment capability as well as its extensive annuitant mortality risk assessment capabilities. The Wholesale business, which has been in operation for over 10 years and has already written more than 400 bulk buy-outs, has a strong track record in the risk management of pension schemes for corporate clients and insurers wishing to reduce or eliminate their investment or longevity liabilities. Prudential UK will maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return.

### Current year initiatives

Prudential UK's key priorities in 2007 were:

- Maintaining leadership position in individual annuities.
- Building share of the equity release market.
- Growing the volume of products that utilise Prudential's multi-asset management expertise.
- Deepening relationships with chosen distributors including the introduction of customer-agreed remuneration across some product lines.
- Realigning cost base to the selective business strategy.
- Delivering wholesale transactions with attractive rates of return.

**'Prudential UK has a unique combination of competitive advantages including its significant longevity experience, multi-asset management capabilities and its brand and financial strength.'**

During 2007, Prudential UK maintained its market leadership in individual annuities, where it has continued to create value by maintaining high retention rates. This has been augmented by partnership deals with insurers such as Zurich, Royal London and Save and Prosper. We also announced a new partnership with Barclays, where Prudential will be the preferred supplier of conventional annuity products to their retail customers in the UK.

| United Kingdom | CER 2007 £m | CER 2006 £m | CER Change % | RER 2006 £m | RER Change % |
|---|---|---|---|---|---|
| APE sales | 897 | 900 | 0 | 900 | 0 |
| NBP | 277 | 266 | 4 | 266 | 4 |
| NBP margin (% APE) | 31% | 30% | | 30% | |
| NBP margin (% PVNBP) | 3.6% | 3.4% | | 3.4% | |
| Total EEV basis operating profit* | 859 | 686 | 25 | 686 | 25 |
| Total IFRS operating profit* | 528 | 500 | 6 | 500 | 6 |

*Based on longer-term investment returns.

Operating and financial review

53

Business unit review

Insurance operations

United Kingdom continued

Capitalising on the need for inflation protection in retirement, Prudential remains the market leader in the growing with-profits annuity market, with over 75 per cent market share. Early in 2007 Prudential made a number of product enhancements including the facility to accept Protected Rights monies, which was a first in the with-profit annuity market.

In the fourth quarter, Prudential UK launched an income drawdown product. This product helps customers manage their pension through the various stages of retirement, and offers flexibility whilst providing potential for growth through investment. Together with the Flexible Lifetime Annuity this gives Prudential a full range of retirement income solutions.

Investing in property has been an increasingly important component for many people saving for their retirement. However, this has left many retirees income poor but asset rich. Prudential UK’s lifetime mortgage business grew its share of the lifetime mortgage market to 14 per cent through its distinctive drawdown product and strong brand. In the third quarter a number of product enhancements were introduced, including an inheritance guarantee and a new lump sum product. Prudential expects both its market share and the overall market size to grow.

In a relatively volatile investment market there has been a marked increase in demand for cautious managed solutions providing enhanced returns. In February 2007, Prudential UK launched the Cautious Managed Growth Fund and the Managed Defensive Fund, using Prudential’s strengths in investment expertise and in disciplined approach to asset allocation. These funds have the potential to offer a better longer-term return than a bank or building society account and allow the customer to access real returns with lower volatility. These funds are available across the full tax wrapper suite, including onshore and offshore bonds, individual pensions and mutual funds.

During 2007, Prudential UK introduced customer-agreed remuneration across some of its product lines. Under this model, financial advisors agree their remuneration directly with the customer and not with the product provider, and in doing so make commission structures far more transparent. This is in line with Prudential UK’s focus on building strong long-term relationships with advisers as well as offering market-leading retirement solutions.

The agreement announced in 2007 with Capita to outsource a large proportion of its in-force and new business policy administration is another important milestone for the UK business. This agreement will deliver £60 million per annum of savings to Prudential UK, and is an important element in achieving its total cost-saving target of £195 million. The contract will result in approximately 3,000 employees transferring to Capita and helps the UK deliver its long-term cost savings strategy by removing fixed costs from the business and achieving significant operating efficiencies. This provides a significant reduction in long-term expense risk by providing certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years. Unit costs per policy are expected to reduce by over 30 per cent by 2011.

Prudential’s advertising campaign in the UK, focusing on its market-leading Life Fund investment returns and related bonus declaration

Prudence pays.

By the end of 2007 £115 million of the cost-saving target had been delivered. The remaining £80 million, including the £60 million generated from the Capita contract, will be delivered by the end of 2010.

In December, Prudential completed the transfer of Equitable Life’s portfolio of in-force with-profits annuities. This book covers approximately 62,000 policies with assets of approximately £1.74 billion. This deal grows Prudential’s with-profits business and creates value for both Equitable policyholders and Prudential’s shareholders and policyholders.

Financial performance

Total APE sales of £897 million were in line with 2006 and there was a four per cent increase in new business profit to £277 million, reflecting an improved new business margin of 31 per cent in an increasingly competitive market. The 2006 comparator included credit life sales of £63 million and associated new business profit of £20 million written under a single contract that was not renewed in 2007.

A strong Retail performance saw a four per cent increase in sales and a 17 per cent increase in new business profit to £223 million, demonstrating the continuing benefits of selectively participating in product lines that can deliver attractive returns. Retail sales growth was driven by strong performances in individual annuities, corporate pensions, with-profits bonds and lifetime mortgages.

‘A strong Retail performance saw a four per cent increase in sales and a 17 per cent increase in new business profit.’

In the wholesale bulk annuity and insurer back-book market, Prudential UK achieved a 26 per cent year-on-year increase with sales in 2007 of £180 million. In the fourth quarter Prudential completed the transfer of Equitable Life’s portfolio of in-force with-profit annuities. In the previous year, Prudential UK completed two back-book insurer deals with

54 Prudential plc Annual Report 2007

a total volume of £143 million. New business profits relating to the Wholesale business were £54 million in 2007.

EEV basis operating profit based on longer-term investment returns of £859 million, before restructuring costs of £8 million, were up 25 per cent on 2006. The in-force operating profit of £582 million was up 39 per cent on 2006, due to the increase in profits arising from the unwind of the in-force book (reflecting an increased opening embedded value) and a £67 million positive operating assumption change in 2007 reflecting the change in the long-term tax rate assumption from 30 per cent to 28 per cent. A charge in respect of a mortality operating assumption change on annuity and deferred annuity pension business of £312 million was fully offset by the release of excess margins previously held.

Other charges of £77 million include £36 million of costs associated with product and distribution development; £13 million for an annual fee paid by the shareholder business to the Prudential Assurance Company’s (PAC) with-profits sub-fund for the use of the Prudential and Scottish Amicable trademarks; £14 million in respect of the tariff arrangement with Scottish Amicable Insurance Finance (SAIF), which terminates at the end of 2007 and £14 million in relation to other items.

Prudential continues to manage actively the retention of the in-force book. During 2007, experience at an aggregate level has been in line with our long-term assumptions as evidenced by the small positive experience variance.

IFRS operating profit increased six per cent to £528 million before restructuring costs of £7 million. This reflects a seven per cent increase in profits attributable to the with-profits business which contributed £394 million, reflecting strong investment performance and its impact on terminal bonuses. The net impact of the mortality strengthening and release of margins held in other assumptions under the IFRS basis was a positive net £34 million.

In 2007, Prudential received a £4 million net commission payment from Winterthur relating to general insurance sales under the Prudential brand in the UK. From early 2008, on settlement of an advance payment made by Winterthur in 2002, the business expects to receive approximately £30 million a year in commission payments, although this will depend on the new business volumes and persistency rates.

Prudential UK writes with-profit annuity, with-profits bond and with-profits corporate pension business in its life fund with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was 14 per cent, excluding the Equitable Life deal (18 per cent including this business).

APE new business premiums £m

+0%

2007 £715m £182m

2006 £688m £212m

2005 £605m £287m

EEV new business profit £m

+4%

2007 £223m £54m

2006 £190m £76m

2005 £114m £129m

Retail Wholesale

Total EEV basis operating profits £m

+25%

2007 £859m

2006 £686m

2005 £426m

Operating and financial review

56 Prudential plc Annual Report 2007

Around the world, Prudential manages over

£267 billion of assets. These include the underlying

funds for our insurance businesses, as well as nearly

£70 billion of external funds. The growth in our funds

under management is underpinned by our strong

track record of investment performance, which is also

a key driver of success for our insurance businesses.

There’s more to Prudential.

Operating and

financial review

Business unit review

Asset management

M&G

Michael McLintock

Chief Executive, M&G

‘M&G recorded another year of record profits in 2007 with an operating result of £203 million.’

M&G is comprised of the M&G asset management business and Prudential Capital.

M&G asset management

M&G is an investment-led business with a demonstrable focus on performance delivery and aims to offer attractive products in a variety of macro-economic environments. M&G aims to

Global

The Prudential Group’s asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group’s investment propositions in retail financial services (RFS)

markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group’s asset management businesses operate different models and under different brands tailored to their markets and strengths, however they continue to work together by managing money for each other with clear regional specialism, distribute each others’ products and share knowledge and expertise, such as credit research.

Each business and its performance in 2007 is summarised in this and the following pages.

58 Prudential plc Annual Report 2007

Operating and financial review

deliver superior investment performance and maximise risk-adjusted returns for our retail, wholesale and internal clients. External funds under management account for nearly a third of M&G's total funds under management and it is this higher-margin external business that drives profitability and cash generation for the Group.

**Funds under management by client %**
Total £167bn


Institutional
17
Retail
13
70
Internal

M&G's retail strategy is based on obtaining maximum value from a single manufacturing function through a multi-channel, multi-geography distribution approach. Over the last five years, M&G's retail business has expanded beyond the UK into the major European markets, the Middle East, South America and Asia. By operating through multiple channels, M&G's retail business is well placed to profit from current trends away from direct selling towards intermediation, and the growth of online fund platforms and third-party product wrappers.

M&G's wholesale strategy centres on leveraging the skills developed primarily for internal funds to create higher-margin products for external clients. In recent years, this strategy has consolidated M&G's position at the forefront of the leveraged finance, structured credit and infrastructure investment markets. The same strategy is now being applied to develop the more traditional pooled and segregated fixed income areas of M&G's wholesale business.

M&G has significant scale in all major asset classes: it is believed to be one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors. In addition, M&G has profitable businesses in a number of specialist areas such as leveraged loans, structured credit, infrastructure finance and macro investment.

## Current year initiatives

Delivering fund performance remains critical and is the key determinant of success for an asset management business. M&G has continued to deliver market-leading investment performance in 2007 with impressive results. M&G's retail funds have performed exceptionally well, with 45 per cent delivering top-quartile performance[1]. In addition, 86 per cent of M&G's segregated institutional funds have met or exceeded their benchmark performance[1].

Returns[1] on Prudential's Life Fund assets were 66 basis points ahead of benchmark and 143 basis points better than peer group.

Overall, the demand for asset management products in M&G's distribution markets continued to grow strongly in 2007 driven, in part, by the same retirement-related demographic trends that are creating opportunities for the Group as a whole.

With a diversified business across different asset classes and across retail and wholesale markets, both in the UK and internationally, M&G remains well positioned for a variety of macro-economic and market conditions.

The way that clients purchase asset management products continued to evolve during 2007. The retail asset management sector benefited from the increasing shift by retail investors towards more transparent investment products, such as unit trusts, and M&G's range of market-leading funds has positioned it well to benefit from this trend. M&G extended its range of innovative new funds during 2007 with the launch of the M&G Cautious Multi Asset Fund and M&G Global Convertibles Fund.

1 Over three years.

| M&G | CER | | | RER | |
|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Net investment flows | 4,958 | 6,101 | (19) | 6,101 | (19) |
| Revenue* | 482 | 429 | 12 | 429 | 12 |
| Other income | 30 | 27 | 11 | 27 | 11 |
| Staff costs | (224) | (216) | (4) | (216) | (4) |
| Other costs | (113) | (106) | (7) | (106) | (7) |
| Underlying profit before performance-related fees | 175 | 134 | 31 | 134 | 31 |
| Performance-related fees | 28 | 27 | 4 | 27 | 4 |
| Operating profit from asset management operations | 203 | 161 | 26 | 161 | 26 |
| Operating profit from Prudential Capital | 51 | 43 | 19 | 43 | 19 |
| Total IFRS operating profit† | 254 | 204 | 25 | 204 | 25 |

*Revenue excludes income earned by Prudential Capital and by investment funds controlled by the asset management operations.
†Based on longer-term investment returns.

59

Business unit review

Asset management

M&G continued

European cross-border distribution of retail funds has accelerated and the trend in favour of ‘Open Architecture’ in both the UK and Europe continues to open up significant bank and life company distribution opportunities. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which M&G has considerable expertise. M&G has continued to expand its geographic coverage in Europe with the first full year of operations in Spain and the launch of M&G’s funds in France in October 2007, which has given M&G access to Europe’s largest mutual fund market.

‘In order to support its retail and wholesale strategy, M&G places a high priority on the recruitment, development and retention of top-quality staff.’

Wholesale markets are demanding increasingly sophisticated and tailored products and there is a continued shift from balanced to specialist mandates. These trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G’s wholesale business. In 2007, M&G launched three new funds aimed at the institutional and pensions markets – the M&G Alpha Opportunities Fund, M&G Secured Property Income Fund and the M&G Secured Debt Fund. All of these funds offer innovative alternatives to traditional fixed income assets and leverage off M&G’s expertise and scale in both property and private finance.

M&G’s infrastructure investment business has grown from inception in 2005 to manage £471 million (2007 year end fair value) in its principal fund, Infracapital. The business contributed £7.1 million to M&G profits in 2007.

M&G’s global macro investment business was established in 2005 and has grown to £1.5 billion in external funds under management as at the end of 2007. It contributed £11.2 million in profits to M&G in 2007, including performance-related fees.

In order to support its retail and wholesale strategy, M&G places a high priority on the recruitment, development and retention of top-quality staff. In a highly competitive market for the best talent, this entails providing an inclusive and supportive environment as well as offering appropriate levels of compensation. At the same time, M&G has a policy of prudent cost control, ensuring that top-line growth is translated into enhanced operational gearing. During 2007 turnover of staff remained in line with industry averages at 10 per cent and the company spent £2.1 million on training and development programmes.

Financial performance

M&G recorded another year of record profits in 2007 with an operating result of £203 million (2006: £161 million), representing profit compound annual growth rate (CAGR) of 34 per cent since 2003. Underlying profit growth, which excludes volatile performance related fees (PRFs) and carried interest earned on private equity investments, has grown at 36 per cent CAGR over the same period to £175 million (2006: £134 million).

M&G continues to target increased diversity in profit-generating activities. In 2007, 80 per cent of underlying profits were generated as a result of managing external funds, compared to 23 per cent in 2003.

Profit growth is driven by four key factors: appreciation of underlying assets, positive net sales, increasing mix of higher-margin business and decreasing cost/income ratio.

The underlying growth in M&G’s principal investment markets over recent years has been strongly supportive of its performance. While this growth is beyond the company’s control, M&G has been successful at increasing diversity in terms of both asset class and distribution channel in order to reduce exposure to cyclical downturns in individual markets.

Underlying and total operating profit 2003-2007 £m

2007 £175m £28m

2006 £134m £27m 2005 £96m £24m 2004 £80m £26m 2003 £51m £13m

Underlying profit PRF and carried interest

Underlying operating profit contribution by business area £m

A Internal A 39

B Wholesale B 7

C Retail C 3

D Absolute return

E Unallocated E 8

2003

F 2003 total F 51

G 2007 total

A 35

B 25

C 107

2007

D 5

E 3

G 175

0 50 100 150 200

60 Prudential plc Annual Report 2007

M&G has performed strongly against the other three measures. Net sales for 2007 of £5.0 billion (2006: £6.1 billion) were driven by both the retail £2.7 billion (2006: £3.1 billion) and wholesale £2.3 billion (2006: £3.0 billion) businesses. Gross inflows of £14.7 billion were the highest on record, offset to some extent by higher gross redemptions, particularly in the more volatile international retail marketplace.

The continued strong growth in external funds under management, coupled with a small decline in the value of funds managed for Prudential, has resulted in an increasing mix of higher-yielding business for M&G. This has supported an increase in gross margin (revenue as a proportion of FUM) from 28.0 basis points in 2003 to 30.8 in 2007.

‘M&G continues to provide capital efficient profits and cash generation for the Prudential group, as well as strong investment returns on its long-term business funds.’

During 2007, M&G has exercised continued cost discipline to ensure that top-line growth feeds through to profitability and cash generation. M&G’s cost/income ratio for 2007 was 66 per cent (2006: 71 per cent), having fallen from 83 per cent in 2003.

M&G continues to provide capital efficient profits and cash generation for the Prudential group, as well as strong investment returns on its long-term business funds. Cash remittances were £99 million in 2007.

External sales and redemptions 2003-2007 £bn

2007

2006 2005 2004 2003

(10) (5) 0 5 10 15

Gross sales

Gross redemptions Net sales

Cost/income ratio 2003-2007%

85

75

65

2003 2004 2005 2006 2007

Prudential Capital

Prudential Capital operating profit 2003-2007 £m

2007 £51m

2006 £43m

2005 £43m

2004 £30m

2003 £20m

Operating and financial review

Prudential Capital (re-branded from Prudential Finance in 2007) manages Prudential’s balance sheet for profit through leveraging Prudential’s market position. The business has three strategic objectives: to operate a first class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for Prudential and its clients.

The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way while maintaining the dynamism and flexibility that it requires to identify and realise opportunities for profit. Prudential Capital is committed to working closer with other Group business units to deliver opportunities and to improve value creation for the Group. Prudential Capital is also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Prudential Capital has a diversified earnings base derived from bridging, structured finance and wholesale markets. Prudential Capital delivered a good financial result in 2007, driven by increased investment activity and strong securities lending performance. As a result of increased revenue and maintaining a low cost/income ratio, operating profits increased by 19 per cent to £51 million, resulting in a cash remittance to the holding company of £40 million.

# Business unit review
## Asset management
### Asia

Prudential's asset management business in Asia supports the Life Business, and has established itself as an increasingly material retail business in its own right. Today it has retail operations in 10 markets and is the only foreign fund manager with a top five market share position in more than one Asian country.

The mutual fund industry continues to diversify its investments; expectations are for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, and Prudential has established strong relationships with both regional and local banks and places great emphasis on providing good service.

**Current initiatives**

Fund innovation is essential in maintaining sales levels and distribution agreements, and during 2007 Prudential's operations launched 71 new funds. The largest of which include two India funds for Japan; the India Equity Fund and the India Infrastructure Fund. The China Dragon A Share Equity Fund in Korea reached its regulatory cap in two weeks and the Asia Pacific REIT in Taiwan also reached its regulatory cap.

A key achievement in 2007 was the expansion of regional distribution relationships with Citi and HSBC. The Asian asset management business also signed a global partnership agreement with HSBC Private Banking and is now part of the Credit Suisse Fundslab platform.

Greater deregulation and higher allocations by sovereign wealth and other institutional investors in foreign investments is driving the growth of offshore funds in the market and Prudential is also developing its institutional asset management business in Asia, winning mandates of £0.5 billion during 2007.

Prudential launched a retail mutual fund business in Hong Kong in October 2007. Since launch six distribution relationships have been signed, including banks, financial advisers and an online portal.

The United Arab Emirates operation also made good progress with 13 distribution agreements signed since launch a year ago and with funds under management of £397 million.

In August 2007, Prudential increased its stake in CITIC Prudential Fund Management, its joint venture with CITIC Group in China, from 33 per cent to 49 per cent, following approval from regulators. This joint venture launched its first Qualified Foreign Institutional Investor fund in Korea in May 2007 and hit its £100 million quota.

**Financial performance**

Prudential's asset management business achieved record net inflows for 2007 of £3 billion, up 23 per cent on 2006. The growth in net flows was primarily driven by strong performance in India, Taiwan and Japan. Funds under management in these three countries increased by 65 per cent, 49 per cent and 46 per cent respectively. In total during 2007, retail funds under management grew by 39 per cent to £17.4 billion.

IFRS profits from asset management operations were £72 million, up 53 per cent on 2006. Operating profits in terms of basis points on funds under management increased from 18 basis points in 2006 to 21 in 2007. The asset management business requires very little capital to support its growth and in 2007 it remitted a net £31 million to the Group.

| | CER | | | RER | |
|---|---|---|---|---|---|
| **Asia** | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Net investment flows | 2,961 | 2,410 | 23 | 2,532 | 17 |
| Total IFRS operating profit* | 72 | 47 | 53 | 50 | 44 |

* Based on longer-term investment returns.

62 Prudential plc Annual Report 2007

Business unit review
Asset management
United States

Operating and financial review

## US asset management

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including collateralised debt obligations (CDOs), private equity funds, institutional accounts and mutual funds. PPMA's strategy is focused on effectively managing existing assets, maximising synergies with international asset management affiliates and leveraging investment management capabilities across the Prudential Group. PPMA also opportunistically pursues third-party mandates.

### Current year initiatives

During 2007, PPMA successfully leveraged its investment management capabilities as evidenced by:

- Obtaining over £329 million of funds under management in the Jackson variable annuity programme.
- Assuming management of over £194 million of funds under management from Curian.
- Assuming additional responsibilities for the UK life fund, growing assets by £2 billion.
- Launching three new products offered by Prudential Corporation Asia.
- Raising over £638 million of third-party funds under management.

### Financial performance

IFRS operating profit in 2007 was £4 million, down from £10 million in 2006, primarily due to lower investment income and performance-related fees, partially offset by asset-driven fee growth.

Year-end 2007 funds under management of £39 billion were as follows:

### PPMA funds under management £bn

| | Asia | US | UK | Total |
|---|---|---|---|---|
| Insurance | 0 | 23 | 10 | 33 |
| Unitised | 3 | 0 | 1 | 4 |
| Institutional | 0 | 0 | 0 | 0 |
| CDOs | 0 | 2 | 0 | 2 |
| **Total** | 3 | 25 | 11 | 39 |

## US broker-dealer

National Planning Holdings (NPH), Jackson's affiliated independent broker-dealer network, is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation and SII Investments.

NPH continues to grow through significant recruiting efforts. By leveraging its high-quality, state-of-the-art technology, NPH provides its advisers with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

### Current year initiatives

NPH increased sales of Jackson's enhanced product offering and the overall distribution of the network during the year. NPH also introduced several operational enhancements, which increased the efficiency of its production processes. In addition, NPH executed a focused recruitment initiative to expand the total assets under management and the representative base of INVEST Financial Corporation.

### Financial performance

NPH had a very successful year in 2007, generating record revenues of £300 million versus £246 million in 2006 on gross product sales of £7.1 billion. The network continues to generate profitable growth with 2007 IFRS operating profit of £9 million, a 50 per cent increase at CER from £6 million in 2006. NPH also increased the number of registered advisers in its network to 3,000 at year-end.

| | | CER | | RER | |
|---|---|---|---|---|---|
| **PPM America** | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Total IFRS operating profit* | 4 | 10 | (60) | 12 | (67) |

| | | CER | | RER | |
|---|---|---|---|---|---|
| **Broker-dealer** | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Revenue | 300 | 246 | 22 | 267 | 12 |
| Costs | (291) | (240) | 21 | (261) | 11 |
| Total IFRS operating profit* | 9 | 6 | 50 | 6 | 50 |

* Based on longer-term investment returns.

63

# Business unit review
## Asset management
### United States continued

### Curian

Curian Capital (Curian), Jackson's registered investment adviser, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers and provides a complement to Jackson's core annuity product lines.

**Current year initiatives**
During 2007, Curian implemented its Simplified Proposal Process, which allows financial professionals to generate proposals in a matter of minutes, while maintaining the flexibility and customisation that make separately managed accounts an attractive alternative to traditional investment vehicles. Curian also expanded its wholesaling force during the year in an effort to accelerate growth.

Curian funds under administration £m


2007 £1,743m
2006 £1,222m
2005 £839m
2004 £530m

**Financial performance**
As a result of these initiatives, Curian continued to build its position in the US retail asset management market with total assets under management at the end of December 2007 of £1.7 billion, up from £1.2 billion at the end of December 2006. Curian also generated record deposits in 2007 of £663 million, up 57 per cent over 2006. Curian's IFRS operating loss declined to £5 million in 2007 (2006: £7 million at CER).

| | CER | | | RER | |
|---|---|---|---|---|---|
| Curian | 2007 £m | 2006 £m | Change % | 2006 £m | Change % |
| Gross investment flows | 663 | 422 | 57 | 459 | 44 |
| Revenue | 20 | 15 | 33 | 16 | 25 |
| Costs | (25) | (22) | 14 | (24) | 4 |
| Total IFRS operating profit* | (5) | (7) | (29) | (8) | (38) |

*Based on longer-term investment returns.

64 Prudential plc Annual Report 2007

Other corporate information

Explanation of balance sheet structure

The Group’s capital on an IFRS basis comprises of shareholders’ funds of £6,201 million, subordinated long-term and perpetual debt of £1,570 million, other core structural borrowings of £922 million and the unallocated surplus of with-profits funds of £14.4 billion.

Subordinated or hybrid debt is debt capital which has some equity-like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group’s hybrid debt which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the Insurance Groups Directive (IGD).

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called ‘Innovative Tier 1’. At 31 December 2007, the Group held £763 million of Innovative Tier 1 capital, in the form of perpetual securities, and £932 million of Lower Tier 2 capital. Following the implementation of the IGD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group’s policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the life fund which have not yet been allocated either to policyholders or shareholders. They are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders’ share of the surplus as it emerges from the fund over time.

Financial instruments

The Group is exposed to financial risk through its financial assets, financial liabilities, and policyholder liabilities. The financial risk factors affecting the Group include market risk, credit risk and liquidity risk. Information on the financial risk management objectives and policies of the Group and the exposure of the Group to the financial risk factors is given in the Risk Management section of the Operating and Financial Review and in Section C of the financial statements on pages 165 to 168.

Further information on the sensitivity of the Group’s financial instruments to market risk and the use of derivatives is also provided in notes D1 to D4 and G2 and G3 of the financial statements on pages 169 to 211 and pages 237 to 244 respectively.

Shareholders’ borrowings and financial flexibility

Core structural borrowings of shareholder-financed operations at 31 December 2007 totalled £2,492 million, compared with £2,612 million at the end of 2006 (excluding Egg). This decrease reflected the repayment of £150 million long-term borrowings upon maturity, exchange conversion losses of £16 million and other adjustments of negative £14 million.

After adjusting for holding company cash and short-term investments of £1,456 million, net core structural borrowings at 31 December 2007 were £1,036 million compared with £1,493 million at 31 December 2006. This reflects the net cash inflow of £445 million (including £527 million net proceeds from the sale of Egg), exchange conversion gains of £49 million and other adjustments of negative £37 million.

Explanation of balance sheet structure

– Capital Tiers £m

Innovative Tier 1

2007 £763m

2006 £763m

Upper Tier 2

2007 £nil 2006 £nil

Lower Tier 2

2007 £932m

2006 £902m

Senior

2007 £797m

2006 £947m

Total

2007 £2,492m

2006 £2,612m

Operating and financial review

Core structural borrowings at 31 December 2007 included £1,473 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. Of the core borrowings £888 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2007, commercial paper of £320 million, US$3,479 million and €483 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 31 December 2007, subordinated debt outstanding under this programme was £435 million and €520 million, and senior debt outstanding was €65 million and US$12 million. In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided in equal tranches of £100 million by 16 major international banks renewable in December 2009 and an annually renewable £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2007, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus debt) was 6.6 per cent compared with 11.2 per cent at 31 December 2006.

Other corporate information

continued

Prudential plc enjoys strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA-(stable outlook) from Standard & Poor’s, Moody’s and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 16.1 times in 2007 compared with 13.1 times in 2006.

Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the £5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

Prudential UK and Prudential Corporation Asia use derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management.

Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders’ funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2007 is discussed elsewhere in this financial review.

Unallocated surplus of with-profits

During 2007, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew from £13.6 billion at 1 January to £14.4 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders.

Regulatory capital requirements

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA). The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and applies for Prudential from December 2007, following the sale of Egg Banking during 2007. Prior to this, Prudential was required to meet the requirements of the Financial Conglomerates Directive (FCD), which applies to groups with significant cross-sector activities in insurance and banking/investment services.

The FSA implemented the FCD by applying the sectoral rules of the largest sector of the group. Prudential was therefore classified as an insurance conglomerate under the FCD, and was required to focus on the capital adequacy requirements relevant to that sector. Prudential’s move from FCD to IGD during 2007, therefore, did not have a significant impact on the Group, as the FSA’s implementation of both directives is closely aligned. In particular, from 31 December 2006 the FSA made the continuous parent solvency testing mandatory for all insurance groups covered by the IGD. This involves the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings, except those subordinated debt issues which qualify as capital, are deducted. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The IGD surplus as at 31 December 2007 will be submitted to the FSA by 30 April 2008 but is currently estimated to be around £1.4 billion. This includes a gain of around £0.3billion that arose during 2007 from the sale of Egg Banking plc.

The European Union (EU) is continuing to develop a new prudential framework for insurance companies, ‘the Solvency II project’ that will update the existing life, non-life and Insurance Groups Directives (IGD). The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements. However, the scope is wider than Basel 2 and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

A key aspect of Solvency II is the focus on risks and, for example, capital requirements will be calibrated to a one-year Value at Risk with a 99.5 per cent confidence level. Companies will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to enable a better understanding of risks. The emphasis on transparency and comparability would ensure a level playing field but not delivering this remains one of the key risks for the project.

66 Prudential plc Annual Report 2007

Operating and financial review

The European Commission (EC) published a draft framework directive on 10 July 2007 containing high-level principles. The directive is now being reviewed by the European Parliament and the Council of Ministers. The EC expects the institutions to agree the Solvency II framework directive in the second half of 2008. The principles in the directive will be supplemented by implementing measures that will be adopted by the EC and EU member states. Solvency II is then intended to be implemented during 2012. It is important that the EU policy makers keep up the progress to enable implementation by the suggested date.

During 2007, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) invited the EU insurance industry to participate in the third quantitative impact study, which provided useful input for supervisors and industry alike. The EU insurance industry will be participating in a fourth quantitative impact study during the first half of 2008 with a view to providing further quantitative input into the calibration of the capital requirements. This study will include a particular focus on groups. Participation in these exercises involves a substantive commitment and is expected to yield benefits by providing evidence leading to a truly risk-based capital requirement.

Prudential is also actively engaged in policy discussions mainly through its participation in the Chief Risk Officer (CRO) Forum of major European insurance firms. We have been emphasising the importance of Solvency II delivering an economic based approach for groups reflecting diversification benefits across all the group's insurance activities; an appropriate level playing field, in particular in connection with the treatment of operations outside the European Economic Area (EEA); and the provision of instruments of group support that enhance the efficiency of capital management within the EEA.

## Financial strength of insurance operations

### Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Both Singapore and Malaysia have discrete life funds, and have strong free asset ratios. The Hong Kong life operation is a branch of The Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

Asia invested asset mix excluding linked funds:

| *Asia* | 2007 % | 2006 % | 2005 % |
|---|---|---|---|
| Equities | 44 | 38 | 36 |
| Bonds | 44 | 48 | 47 |
| Other asset classes | 12 | 14 | 17 |
| **Total** | 100 | 100 | 100 |

### United States

The capital adequacy position of Jackson remains strong, with the capital ratio improving from 9.8 per cent in 2006 to 10.6 per cent in 2007. Jackson's statutory capital, surplus and asset valuation reserve position of £2,251 million at 31 December 2007 improved year-on-year by £327 million, after deducting the £122 million of capital remitted to the parent company. Jackson's financial strength is rated AA by Standard & Poor's and A1 by Moody's.

Jackson's invested asset mix on a US regulatory basis (excludes policy loans and reverse repo leverage) is as follows:

| *Jackson* | 2007 % | 2006 % | 2005 % |
|---|---|---|---|
| Bonds: | | | |
| Investment Grade Public | 59 | 60 | 58 |
| Investment Grade Private | 18 | 18 | 19 |
| Non-Investment Grade Public | 3 | 4 | 5 |
| Non-Investment Grade Private | 2 | 1 | 2 |
| Commercial mortgages | 12 | 12 | 11 |
| Private equities and real estate | 3 | 3 | 3 |
| Equities, cash and other assets | 3 | 2 | 2 |
| **Total** | 100 | 100 | 100 |

### United Kingdom

The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately £8.7 billion at 31 December 2007, before a deduction for the risk capital margin. The financial strength of PAC is rated AA+ (stable outlook) by Standard & Poor's, Aa1 (negative outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings.

The with-profits sub-fund delivered a pre-tax return of 7.2 per cent in 2007, and over the last five years the fund has achieved a total return of 91 per cent. Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year PAC's Long Term Fund reduced its exposure to property and increased the quality of its corporate bond portfolio. The fund includes the assets of the Equitable Life with-profit annuity business, transferred during the year, which were almost entirely fixed interest corporate bonds.

| *UK fund* | 2007 % | 2006 % | 2005 % |
|---|---|---|---|
| UK equities | 35 | 36 | 40 |
| International equities | 17 | 17 | 19 |
| Property | 14 | 15 | 15 |
| Bonds | 27 | 25 | 21 |
| Cash and other asset classes | 7 | 7 | 5 |
| **Total** | 100 | 100 | 100 |

## Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount

67

Other corporate information

continued

payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders’ interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group’s with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Prudential aims to be in a position to determine whether reattribution is in the best interests of policyholders and shareholders in the first half of 2008.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for subsidiary accounting in the UK), and IAS 19 for the Group financial statements. FRS 17 and IAS 19 are very similar. As at 31 December 2007 the shareholders’ share of the £447 million surplus for PSPS and the deficits of the other schemes amounted to an £76 million surplus net of related tax relief.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the Scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made based on that valuation. Total contributions to the Scheme for deficit funding and employer’s contributions for ongoing service for current employees are expected to be of the order of £70 million to £75 million per annum over a 10-year period. In 2007, total contributions for the calendar year including expenses and augmentations were £82 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it requires assets of the Scheme to be valued at their market value at the year-end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high-quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. For 2007, a £23 million pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit of £90 million for net actuarial gains. These gains primarily represent the effect of changes in economic assumptions which more than offsets the losses from the effect of strengthened mortality assumptions for the UK pension schemes.

Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the PAC life fund and shareholders’ funds based on estimates of employees’ service between them. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the life-fund and shareholders’ backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2007. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity. The deficit of the Scottish Amicable Pension Scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholder fund.

Reflecting these two elements, at 31 December 2007, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of £304 million net of related tax relief.

Products and drivers of insurance operations’ profits

Asia

The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products.

Prudential’s business in Asia is focused on regular premium products that provide both savings and protection benefits.

68 Prudential plc Annual Report 2007

In 2007, the new business profit mix was 63 per cent unit-linked, 15 per cent non-linked and 22 per cent Accident & Health products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident & Health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. Accident & Health products are commonly offered as supplements to main life policies but can also be sold separately. The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from Accident & Health and non-participating products consist of any surplus remaining after paying policy benefits. Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2007 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates. From January 2008 unit-linked products are offered in 11 countries. In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, allowing customers to participate in debt, equity and money market investments. It is also licensed in United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management. United States Jackson’s product offerings include variable, fixed and fixed index annuities, as well as life insurance, retail mutual funds and institutional products. Annuities Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Interest-sensitive fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and administrative charges are deducted, as appropriate. Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder’s account (net of any surrender charges or market value adjustment) less expenses. Jackson’s fixed annuities continue to be a profitable book of business, benefiting from favourable spread income in recent years. However, the fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales as customers seek alternative investment opportunities. However, if customers become more risk averse to equity-based returns due to recent market volatility, fixed annuities could be viewed as an attractive alternative to variable annuities. Fixed index annuities (formerly referred to as equity-indexed annuities) are similar to fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder’s account and periodically, interest is credited to the contract holder’s account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period. Jackson’s profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Fixed index annuities continue to be a profitable product, benefiting from favourable spread and the effective management of equity risk. The fixed index book provides a natural offsetting equity exposure to the guarantees issued in conjunction with Jackson’s variable annuity products, which allows for an efficient hedging of the net equity exposure. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement. The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. The contract holder’s premiums allocated to the variable accounts are held apart from Jackson’s general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable

Operating and Financial review 69

Other corporate information

continued

annuity that has no surrender charges. Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantee: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to manage Jackson’s equity exposure in a cost-effective fashion. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging programme. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Jackson continues to believe that, on a long-term economic basis, the equity exposure remains well managed. Life insurance Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Survivorship universal life is a form of permanent life insurance that insures two people and pays the policy benefits after the death of the last surviving insured. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Jackson’s life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience. Institutional products Jackson’s institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson’s funding agreements issued to the Federal Home Loan Bank. Jackson distributes its institutional products directly to investors, through investment banks or through funding agreement brokers. Mutual funds During 2007, Jackson launched a line of retail mutual funds as a complement to the broad product offering. United Kingdom In common with other UK long-term insurance companies, Prudential UK’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies. With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits sub-fund is part of PAC’s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. ‘Final’ bonuses are only guaranteed until the next bonus declaration and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer. The defined charge participating sub-fund (DCPSF) forms part of the PAC long-term fund and comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. All profits in this fund accrue to policyholders in the DCPSF.

70 Prudential plc Annual Report 2007

The profits from almost all of Prudential’s new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund and that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL) which is closed to new business; profits from this business accrue to the with-profits sub- fund. Description of EEV basis reporting Prudential’s results are prepared on two bases of accounting, the supplementary EEV basis and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used. In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. The products sold by the life insurance industry are by their nature long-term, as it commits to service the products for many years into the future. The profit on these insurance sales is generated over this long-term period and the IFRS result does not, in Prudential’s opinion, properly reflect the inherent value of these future profits as it focuses instead on the amounts accruing to shareholders in the current year. In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles which were designed to promote transparent and consistent embedded value reporting. Key features of the principles are:— Inclusion of an explicit allowance for the impact of options and guarantees. This typically requires stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets; — an active allowance for the combined impact of risk profile and encumbered capital in the selection of discount rates. This ensures that the risks to the emergence of shareholder cash flows are properly accounted for; and — sufficient disclosure to enable informed investors to understand the key risks within the business and the basis of preparation of the results. The EEV basis not only provides a good indicator of the value being added by management in a given accounting period but it also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the Company. In determining these expected profits, Prudential makes full allowance for the risks attached to their emergence and the associated cost of capital and takes into account recent experience in assessing likely future persistency, mortality and expenses. The change in value is typically analysed into the following components:— The value added from new business sold during the year; — the change in value from existing business already in place at the start of the year; — short-term fluctuations in investment returns; — change in the time value of cost of options and guarantees and economic assumption changes; — other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and — dividends. The value added from new business (being the present value of the future profits arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together they provide management and shareholders with valuable information about the underlying development of the business and the success or otherwise of management actions. EEV basis results are prepared by first of all setting best estimate assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are based on market data. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may be different from that projected in which case the effect will be reflected in the experience variances for that year. The assumptions used for the EEV basis of accounting are set out on pages 310 to 313 in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is provided on pages 330 to 332. The EEV Principles were a significant step towards the harmonisation of embedded value reporting in Europe. However, even with these principles and the accompanying guidance, a divergence of approaches between companies has emerged in practice. In order to further improve consistency and transparency of embedded value reporting, the CFO Forum is currently developing revised principles based on a market-consistent approach to embedded value reporting. These are expected to be published during 2008.

Operating and financial review 71

# Risk management

## Philosophy, principles and objectives

### Philosophy

As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. Prudential believes that effective risk management capabilities are a key competitive advantage. A strategic risk, capital and value management framework and risk management culture has been developed to enhance the Group's embedded and franchise value.

### Principles

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

The Group's policy is to proactively identify, assess, control, and monitor risk. This forms an essential element of delivering the Group's performance ambition. In so doing, material risks will only be retained where this is consistent with Prudential's risk appetite framework, i.e.:

- The retention of the risk contributes to value creation.
- The Group is able to withstand the impact of an adverse outcome.
- The Group has the necessary capabilities, expertise, processes and controls to manage the risk.

### Objectives

The Group has five objectives for risk and capital management:

a *Framework* Design, implement and maintain a consistent risk management framework and policies spanning: economic, regulatory and rating agency capital management; risk appetite; and risk-adjusted profitability (RAP).

b *Monitoring* Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

c *Control* Implement risk mitigation strategies and remedial actions where exposures are deemed 'inappropriate' and manage the response to extreme events.

d *Communication* Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

e *Culture* Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

### Categorisation model

A common risk language is used across the Group, which allows meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

### Governance

The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management.

### Risk categorisation

| Category | Risk type | Definition |
|---|---|---|
| Financial risks | Market risk | The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates. |
| | Credit risk | The risk of loss if another party fails to perform its obligations, or fails to perform them in a timely fashion. |
| | Insurance risk | The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience. |
| | Liquidity risk | The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost. |
| Non-financial risks | Operational risk | The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk. |
| | Business environment risk | Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy. |
| | Strategic risk | Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities. |

72 Prudential plc Annual Report 2007

For joint ventures where the Group does not control management, the business unit party to the arrangement must satisfy itself that suitable governance and risk management arrangements are in place to protect the Group’s interests and comply with the Group’s requirements in respect of any operations it performs in support of the joint venture’s activities. Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of ‘three lines of defence’: risk management, risk oversight and independent assurance (see diagram below).

Risk management

Primary responsibility for strategy, performance management and risk control lies with the Prudential plc Board of directors (the Board), the Group Chief Executive and the chief executives of each business unit. Additionally, the Board has delegated responsibility to the Approvals Committee to approve actions which could significantly change the risk profile of any business, capital commitments and divestments within defined materiality thresholds, and certain legal matters involving trademarks, contracts, material guarantees and specific interactions with third parties.

Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity. Board: The Board has overall responsibility for the system of internal control and risk management. It approves the overall framework for managing the risks faced by the Group and provides strategic direction on the amount and type of risk that the Group is prepared to accept.

Group executive management: The Group Chief Executive has overall responsibility for the risks facing the Group. The Group Chief Executive recommends to the Board the amount and type of risk that the Group is prepared to accept, and recommends risk management strategies as well as an overall framework for managing the risks faced by the Group with support from the Group Executive Committee, Group Finance Director and Group level risk committees. The Group Chief Executive provides regular updates to the Board on the risk position and risk policy. Business unit management: Business unit chief executives are accountable for the implementation and operation of appropriate business unit risk frameworks and for ensuring compliance with the policy and minimum standards set by the Group. Business units must establish suitable governance structures that are based on the concept of ‘three lines of defence’, tailored as appropriate to the scale and complexity of the business unit. As the first line of defence, business unit management is responsible for identifying and managing business unit risks and providing regular risk reporting to the Group.

Risk governance framework Risk management Risk oversight Independent assurance

Prudential plc Board Group asset Group Chief liability committee Executive Group Audit Balance sheet and Committee capital management Group Executive committee Committee Group operational risk committee Business unit Group Finance chief executives Director Other GHO oversight functions Group-wide Group risk function internal audit Business unit Business unit risk functions audit committees

Board/Board committees Direct reporting line Management committees Provides support to committees Personnel Regular dialogue and reporting Functions Regular communication and escalation

Risk management

continued

Risk oversight

Risk management oversight is provided by Group-level risk committees, the Group Finance Director and the Group Risk function, working with counterparts in the business units in addition to other Group Head Office (GHO) oversight functions.

Group-level risk committees

Group Asset Liability Committee (Group ALCo): The Group ALCo is responsible for oversight of financial risks (market, credit, liquidity and insurance risks) across the Group. It is chaired by the Group Finance Director and its membership includes senior business unit and Group executives (chief actuaries, principal asset liability management officers and chief investment officers) who are involved in the management of the aforementioned risks. Group ALCo meetings are held on a monthly basis. Balance Sheet and Capital Management Committee (BSCMC): The BSCMC is responsible for managing the balance sheets of Prudential plc and oversight of the Prudential Capital business unit. It is chaired by the Group Finance Director and its membership includes senior representatives from GHO, M&G and Prudential Capital. BSCMC meetings are held on a monthly basis. Group Operational Risk Committee (GORC): The GORC is responsible for the oversight of non-financial risks (operational, business environment and strategic risks) across the Group. Responsibilities include monitoring operational risk and related policies and processes as they are applied throughout the Group. It is chaired by the Group Finance Director and its membership includes senior representatives of the Group and business unit risk functions. GORC meetings are held on a quarterly basis.

Group Risk

Group Risk’s mandate is to establish and embed a strategic risk, capital and value management framework and risk management culture, consistent with Prudential’s risk appetite, that protects and enhances the Group’s embedded and franchise value. Group Risk is responsible for the continued enhancement and evolution of the Group Risk Framework; provides functional leadership to the business units for the oversight of risk management across the Group; and acts as secretariat to the Group ALCo and GORC. Group Risk also has certain finance and actuarial responsibilities related to Group regulatory and rating agency capital requirements, development of actuarial and financial reporting requirements and the RAP value management framework.

Independent assurance

Group Audit Committee: The Group Audit Committee provides independent assurance to the Board on the effectiveness of the Group’s system of internal controls and risk management. The Group Audit Committee reviews the Group’s risk management framework, and regular risk reports. The Group Audit Committee is supported by Group-wide Internal Audit. Group- wide Internal Audit (GwIA): The GwIA function independently assures the effective operation of the Group’s risk management framework. This involves the validation of methodology application, policy compliance and control adequacy. The GwIA Director reports all audit-related matters to the Group Audit Committee (and business unit audit committees where appropriate) and reports for management purposes (but not audit-related matters) to the Group Chief Executive.

Risk appetite

The Group risk appetite framework sets out the Group’s overall tolerance to risk exposures, approach to risk and return optimisation and management of risk. The Board and Group Executive Committee have set up Group-level risk appetite statements concerning the key risk exposures faced by the Group. The Group risk appetite statements set out the Group’s risk tolerance, or risk appetite, to ‘shocks’ to the key financial risk exposures (market, credit and insurance risk).

Limits

Aggregate risk limits are defined in terms of earnings volatility and capital requirements: a Earnings volatility: The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations; (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends; and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group’s funding strategies. The two measures used are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit. b Capital requirements: The objectives of the limits are to ensure that (a) the Group is economically solvent; (b) the Group achieves its desired target rating to meet its business objectives; (c) supervisory intervention is avoided; (d) any potential capital strains are identified; and (e) accessible capital is available to meet business objectives. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

74 Prudential plc Annual Report 2007

Operating and financial review

*Earnings measures (flow)*

| EEV | IFRS | |
|---|---|---|
| **Maintain target EEV operating profit** | **Maintain target IFRS operating profit** | Business as usual |
| **No large unexpected falls in EEV operating profit** | **No large unexpected falls in IFRS operating profit** | Earnings stress |

*Capital measures (stock)*

| Economic | Regulatory (local/IGD) | |
|---|---|---|
| **Maintain target level of capitalisation**<br>**Individual tail events should not significantly reduce financial resources** | **Planned IGD coverage** | Business as usual |
| **Remain above minimum capitalisation** | **Meet Group solvency requirement and hold sufficient resources to pay dividends and fund new business** | Capital stress |

Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined risk appetite.

In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating 'buckets'. Actual exposures are monitored against these limits on a quarterly basis.

### Usage by business units

Risk appetite is part of the annual business planning cycle. The risk profile of the Group is monitored against the agreed limits throughout the year by Group Risk. Using submissions from business units, Group Risk calculates the Group's position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

In order to determine its risk position, each business unit calculates the impacts (on earnings and capital measures) of a shock to market, credit, insurance and operational risk exposures.

A two-tier approach is used to apply the limits at business unit level. Firstly, indicative business unit risk limits are calculated; these ensure that, if each business unit keeps within its limits, the Group risk position would be within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

Any potential breaches of the risk limits implied by a business unit plan will necessitate a dialogue process between GHO and the business units. Group limits may not be breached if, for example, limits in other business units are not fully utilised, or the diversification effect at Group level of a particular risk with other business units means that the Group limit is not breached. Ultimately, authorisation to breach Group limits would require Group Executive Committee approval.

## Risk management process

### Risk mitigation

The Group expects active management of its actual risk profile against its tolerance of risk. Primary responsibility for identifying and implementing controls and mitigation strategies rests with the business units. Group Risk provides oversight and advice.

Risk registers are maintained that include details of the controls and mitigating actions being employed for identified risks. The effectiveness of controls and progress with actions are routinely assessed. Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); use of derivatives to hedge market risks; reinsurance programmes to limit insurance risk; and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may also be used as a mitigating strategy.

Contingency plans are in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

75

Risk management

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Asset liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the different types of liabilities of each business unit. Stochastic asset-liability modelling is carried out locally by the business units to perform dynamic solvency testing and assess economic capital requirements. Reserve adequacy testing under a range of scenarios is also carried out, including scenarios prescribed by local regulatory bodies. The investment strategy for assets held to back liabilities is set locally by business units, taking into account the nature, term and currency of the liabilities, and any local regulatory requirements. The main principles are as follows:

— For liabilities that are sensitive to interest rate movements (in particular, UK non-profit annuities and Jackson fixed annuities), cash flow analysis is used to construct a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change;

— for participating business (in particular, the UK with-profits fund), stochastic asset-liability modelling is used to derive a strategic asset allocation and policyholder bonus strategy that (based on the model assumptions) will optimise policyholder and shareholder returns, while maintaining financial strength. The bonus strategy on participating business is an integral part of the asset-liability management approach for participating business; and

— for unit-linked business, the assets held to cover policyholder unit accounts are invested as per the stated investment strategy or benchmark index given in the product marketing literature. Assets in respect of non-unit reserves (e.g. sterling reserves) are invested in fixed income securities (using a cash flow matching analysis).

Derivative hedging strategies are also used on a controlled basis across the Group to manage exposure to market risks. Surplus assets held centrally are predominantly invested in short-term fixed income securities. The Group’s central treasury function actively manages the surplus assets to maximise returns, subject to maintaining an acceptable degree of liquidity.

Risk reporting

Group Risk and other GHO oversight functions have individually defined and publicised frameworks, escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level oversight and risk committees and the Board. Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, to meet Group-level reporting requirements).

Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks to business objectives regularly with Group executive management. Group Risk reviews, and reports to Group executive management, on the impact of large transactions or divergences from business plan. The Group Executive Committee and Board are provided with regular updates on the Group’s economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by the Group’s insurance operations.

Economic capital

Economic capital provides a realistic and consistent view of Prudential’s capital requirements across the Group, allowing for diversification benefits. Economic capital provides valuable insights into the risk profile of the Group and is an integral part of the Group’s risk management framework. The Group distinguishes between two distinct types of ’economic capital’ approaches:

— Group economic capital Prudential’s Group economic capital is calculated using an integrated model of Group-wide risk, capturing dependencies and diversification benefits between different business units and risk categories. The capital requirement is determined based on a multi-year projection, thus taking into account the long-term nature of Prudential’s liabilities. The Group economic capital position is calculated using the Group Solvency Model (GSM) – an integrated stochastic asset-liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures the correlations between different asset classes and geographies.

— One-year Value at Risk Capital (1yr VaR Capital) 1yr VaR Capital is defined as the capital required to withstand a maximum loss over a time period of one year, consistent with a confidence level of 99.5 per cent. This measure was developed internally as part of Prudential’s RAP approach to risk/return optimisation within the Group risk appetite framework. This measure captures the risk arising from individual risk types, and generally allows for diversification by using a correlation matrix approach. The methodology is continually being developed and improved. In addition to its risk management applications, the 1yr VaR Capital framework is used for Individual Capital Assessments in the UK and anticipated to form the basis of Prudential’s capital modelling for future regulatory reporting developments, such as Solvency II. These measures provide a consistent basis for comparing the risk profiles and capital requirements of different business units. The Group economic capital position and risk profile is reported to the Board annually, with more frequent updates on an ad hoc basis. Group Risk is responsible for developing and maintaining the economic capital models, and for calculating the Group economic capital position.

76 Prudential plc Annual Report 2007

Methodology

Prudential’s internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated for in-force liabilities only, excluding the impact of future new business and dividend distribution. For the purposes of calculating Group economic capital, Group ‘economic solvency’ is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group’s capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

Results

As at 31 December 2006, the Group economic capital requirement was £1.6 billion, compared to available capital resources of £4.5 billion. The Group economic capital requirement quoted is after allowance for diversification benefits between risk types and business units, and inclusive of the local regulatory capital requirements at the business unit level. The economic capital requirement is calculated for in-force liabilities only, excluding the impact of future new business and dividend distributions. The Group position at the end of 2006 shows a surplus position of £2.8 billion, representing an improvement of £0.5 billion from last year. Most of this improvement comes from the sale of Egg, which has reduced the Group’s exposure to credit risk. Note that the economic capital surplus quoted above excludes any surplus in respect of the Group’s participating with-profits funds. For Group economic capital, it is assumed that any free assets in participating funds are ring-fenced to support the relevant fund (and excluded from the Group’s economic surplus). Any capital injections required by participating funds (on top of the ring-fenced free assets) are captured in the Group economic capital requirement calculation. For year end 2006, none of the Group’s participating funds required additional economic capital on top of the ring-fenced free assets. The allocation of economic capital (diversified) by risk type is shown below. The largest risk exposure continues to be credit risk, which reflects the relative size of the exposure in Jackson and Prudential UK. However, credit risk has reduced due to the sale of Egg and Jackson’s maturing fixed annuity business. The market risk exposure mainly reflects equity risk in Jackson and interest rate risk in Taiwan. An increasingly significant component of the underwriting risk is attributable to longevity risk, which has increased due to the growth in annuity business being written in the UK shareholder fund.

Group economic capital position (AA basis) £m Group capital position at year end 2006 Excluding Egg £4,467m £1,620m £2,847m Group capital position at year end 2005 Including Egg £4,114m £1,719m £2,395m Available capital Required capital Capital surplus

Operating and financial review 77

# Risk management
continued

### Scenario testing

The impact of a range of deterministic 'shock' scenarios is tested using the Group economic capital model. The purpose is to assess the resilience of the Group's economic solvency position to a range of key threat scenarios.

Scenarios tested include economic capital scenarios relating to stable, falling and rising interest rates, as well as scenarios relating to high oil prices, lower consumption and US dollar depreciation. In addition, scenarios proposed by the FSA's Financial Risk Outlook are tested. These scenarios have included a credit and house price crisis, global risks reappraisal, and a pandemic.

The impact of each scenario was tested by analysing the projected Group cash flow balances over 25 years, assuming in the model that the initial capital held by the Group is zero and the initial capital held in each business unit is equal to the local regulatory capital requirement. The results of the analysis showed that the projected net cash flow balance to the Group remains positive in all future years under each scenario tested.

### Business unit local economic capital

Business units must also monitor their own economic capital requirements locally on a 'stand alone' basis (without allowance for diversification effects with the rest of the Group). The business unit economic capital assessments allow management to put the local regulatory capital requirements into an economic context. These assessments must be reported annually, and included in the business unit financial condition reports.

### Market risk

Market risk is the risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates. Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

In the UK, this is because a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

In the US, fluctuations in interest rates can affect results from Jackson, which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. Any cost of the guarantees that remain unhedged will affect the Company's results.

*Economic capital requirement split by business unit (AA basis) %*

**Risk exposure at year end 2006**
Excluding Egg



M&G
GHO
Prudential Corporation Asia
13
4
1
38
44
Jackson
UK shareholder

**Risk exposure at year end 2005**
Including Egg



GHO
Egg
M&G
12
1
25
UK shareholder
4
Prudential Corporation Asia
12
46
Jackson

*Economic capital requirement split by risk type (AA basis) %*

**Risk exposure at year end 2006**
Excluding Egg



Operational
Market
18
23
Persistency
1
Mortality and morbidity
22
36
Credit

**Risk exposure at year end 2005**
Including Egg



Operational
Market
18
18
Persistency
1
Mortality and morbidity
13
50
Credit

78 Prudential plc Annual Report 2007

For some non-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets, such as Taiwan, where regulated surrender values are set with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset-liability mismatch risk can be managed but not eliminated. Where interest rates for these markets remain lower than those implied by surrender values over a sustained period this could have an adverse impact on the Group’s reported profit. For each of the major components of market risk, described in more detail below, Prudential has put in place policies and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

Foreign exchange risk

Prudential currently operates in the UK, the US, 13 countries in Asia and Europe. Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity. Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements. However, where foreign surplus is deemed to be supporting UK capital or shareholders’ interests this exposure is hedged if it is deemed optimal from an economic perspective. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

Interest rate risk

Interest rate risk arises primarily from Prudential’s investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets when interest rates rise or fall.

The Group manages this risk by adopting close asset-liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements. Interest rate risk is also controlled through the use of a variety of derivative instruments, including futures, options and swaps, in order to hedge against unfavourable market movements in interest rates inherent in the underlying assets and liabilities. The impact of exposure to sustained low interest rates is regularly monitored.

Equity risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to both direct equity shareholdings in its shareholder assets, and indirectly to the impact arising from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken, as well as from its interest in the free estate of long-term funds. At a business unit level, equity price risk is actively managed through the use of derivative instruments, including futures and options, in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of the fund concerned. Business units actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. In particular, Jackson actively hedges its exposure to the guarantees arising from its variable annuity business. Where possible, Jackson will seek to find offsetting exposures across its asset and liability portfolios and to conduct its hedging activities on a macro basis, and relies on option-based strategies to address extreme risks. Although the macro approach and the hedging of extreme events are not consistent with the way certain accounting methods test for effectiveness, our view is that the efficiency of execution and the need to hedge on an economic basis outweighs the need to avoid any short-term accounting volatility. The Group does not have material holdings of unquoted equity securities. In addition, local asset admissibility regulations require that business units hold diversified portfolios of assets, thereby reducing exposure to individual equities.

Credit risk

Credit risk is the risk of loss if another party fails to meet its obligations, or fails to perform them in a timely manner. Credit risk is Prudential’s most significant financial risk, and it is actively monitored by business units via business unit investment committees and ALCos.

Operating and financial review 79

Risk management

continued

In addition to business unit operational limits on credit risk (requiring business units to implement local credit risk policies), Prudential’s management of credit risk includes monitoring exposures at Group level. Large individual counterparty exposures are aggregated and monitored on a quarterly basis against centrally-set red zone, amber zone and green zone limits. This active monitoring of counterparty exposures, on a consolidated Group level, is undertaken by the Group ALCo. Financial assets are graded according to current credit ratings issued by the rating agencies. Financial assets are classified within the range of AAA to D ratings, with AAA being the highest possible rating. Typically, around 95 per cent of the Group’s assets are rated within the investment grade category (BBB- and higher). The level of financial assets which fall outside the range of the ratings is also monitored on an ongoing basis, and this tends to be less than one per cent of shareholder assets at any given point in time.

Insurance risk

Insurance risk is the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience. Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, voluntary discontinuance rates, investment performance, unit cost of administration and new business acquisition expenses. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections as published by the Institute and Faculty of Actuaries. Prudential’s voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

Liquidity risk

Liquidity risk is the risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost. Business units have their own liquidity policies, which also depend on the maturity of the business, and the available assets in the markets. For Prudential UK, liquidity risk is managed through holding assets at the greater of a specified percentage of total funds managed or a specified multiple of the average peak daily cash flow over the last 12 months. For Jackson, modelling is performed on how quickly their different liabilities could be called, and how quickly they could also liquidate their assets, ensuring that at 30 days, 90 days and one year the cash available exceeds potential obligations. For Prudential Group, there is a committed corporate credit facility for liquidity.

Non-financial risk

Prudential’s Group Risk Framework also covers non-financial risks – operational risk, business environment risk and strategic risk. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential outsources several operations, including certain UK processing and IT functions and is thus reliant upon the operational processing performance of its outsourcing partners. Business units are responsible for the management of the non-financial risks associated with their business. They conduct a formal self-assessment of material operational risks and assess their impact and likelihood. Business units also identify controls available to mitigate the impact and/or likelihood of the identified risk. The quality of the control’s design is also assessed. Quantitative analysis is carried out for operational risks with material and potential direct losses (i.e. excluding opportunity costs and lost revenue). For each risk, the analysis describes the possible manifestations of the risk and the controls against it in each business unit and, on this basis, frequency and severity parameters are assigned to each risk. The effect of operational risk on the Group as a whole is analysed by aggregating the individual risks using a Group operational risk capital model, allowing for the correlations and diversification effects between different risk types and business units.

80 Prudential plc Annual Report 2007

Corporate responsibility review

Acting responsibly

Corporate Responsibility (CR) is fundamental to how Prudential operates and as a philosophy is firmly embedded in the business. Prudential recognises that its stakeholders, including its customers, employees, shareholders and the communities around its businesses, increasingly support those companies that define and exhibit sound values around trust, ethics and environmental responsibility. These values have been fundamental to Prudential since its foundation 160 years ago. Prudential also believes that its performance in key areas of conduct such as corporate governance, environmental management and employment practices can have a significant and positive impact on the Group’s financial performance. Prudential’s main focus in 2007 was to ensure that its CR strategy continued to align with its business objectives and with its stakeholder concerns.

Management and policy

The Group’s internal control processes are detailed in the Group Governance Manual. The manual includes the Group Code of Business Conduct, its CR Policy and its Health and Safety Policy. While business units are required to establish any additional processes required for compliance with local statutory and regulatory requirements, the Group’s policies often go further than local/domestic legislative requirements. The manual is itself supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management. The Group’s risk categorisation encompasses all of the principles in the Group Code of Business Conduct. Risks are assessed against non-financial impacts such as the customer experience, statutory and regulatory requirements and, not least, reputation and brand. Prudential’s Group Finance Director, Philip Broadley, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on these areas at least once a year. The Board also annually reviews and approves Prudential’s CR report and strategy. Below the Board, the Corporate Responsibility Committee is a specialist Group-wide committee chaired by the Group Finance Director. It is responsible for reviewing business conduct and social and environmental policy and ensures consistency of approach across the Group’s international businesses. The Corporate Responsibility team, which is located in Group Head Office (GHO), develops Prudential’s CR strategy, provides training across the Group, and works closely with individual business units to provide advice, ensuring that the Group’s core values are consistently maintained. The CR team also assists with the development and adaptation of Group-wide initiatives so that they not only fit the overall Group principles but are also adapted to meet local needs.

Group Code of Business Conduct

Prudential’s Group Code of Business Conduct (the Code) sets out the ethical standards the Board requires of itself, its employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers, competitors, the wider community and the environment. This policy is in force across the Group and compliance by all business units is mandatory. The Code is published both internally on the Group Head Office (GHO) intranet and externally on the Prudential website. It is also integrated within the Group Governance Manual and is covered by the annual compliance certification process. In 2007, the Code was revised to incorporate a clause on anti-money laundering and financial crime. This is now available on Prudential’s website at www.prudential.co.uk

Stakeholder dialogue

Stakeholder engagement enables employees and relevant external groups to help shape what Prudential does and ensure that their reasonable expectations are translated into business value. This means listening to and working with our stakeholders and being very clear about our intentions and priorities. To obtain feedback from our stakeholders and to ensure our brand values are maintained, Prudential conducts periodic surveys on a range of topics such as: how the Company is perceived; what it does well, and where it could improve.

Improving financial capability

The Group’s core financial education programme remains focused on the need to play our part in enabling consumers to make the right decisions for their individual savings/financial needs. Such decisions range from debt management to savings. Informing and empowering consumers to make such decisions will, Prudential believes, build better and more permanent relationships between consumers and providers. Prudential began developing its Financial Capability programme in the United Kingdom in 2001. Seven years later, Prudential is seeing significant continued progress, both in the UK and, increasingly internationally. In the UK, via partnerships with such diverse organisations as Citizens Advice; the Personal Finance Education Group (pfeg); Specialist Schools and Academies Trust and National Institute of Adult Continuing Education, thousands of adults and children are now benefiting from learning how to make decisions that will have a profound effect on their financial well-being. Prudential extended its initiative to Asia in 2004, with an innovative programme called ‘Investing in Your Future’, which focuses on women, who are often responsible for planning their family’s financial needs. This was first launched in China and rolled out in Vietnam in 2005 and to India in 2006. To date, more than 14,400 women have graduated from the programme in Asia.

Operating and financial review 81

sCorporate responsibility review

continued

Investing in our communities

In 2007, Prudential invested £4.9 million in a wide range of projects around its business, supporting education, welfare and environmental initiatives. This total includes the significant contribution made by many of the employees around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £3.1 million. Prudential recognises that many employees already make a significant contribution to charities as volunteers in their own free time. The Chairman’s Award was set up to recognise this considerable involvement in the local community and to give all the Group’s employees the opportunity to get involved with a local charitable project by increasing the value of the community support they offer through additional contributions. The charities that Prudential supports were selected following a Group-wide survey of its employees, which identified a preference for projects that address the needs of children and the elderly within their local community. Prudential has identified sustainable projects which, where possible, have education at their core. This lies at the heart of our CR programme to raise levels of financial capability worldwide. In 2007, over 2,000 employees registered to volunteer and The Chairman’s Award supported over 50 projects around the world. Similarly, Jackson National Life Insurance Company (Jackson) formed the Jackson National Community Fund (JNCF) and Jackson in Action, an employee volunteering programme. In its inaugural year, JNCF and the Jackson in Action programme donated more than US$1 million in corporate sponsorships, in-kind donations, and donation matches to charitable organisations that benefit children and the elderly. Jackson’s employees have also shared more than 2,250 hours of their time with the community.

Responsible Investment (RI)

M&G‘s approach to responsible investment (RI) is set out in the booklet ‘Issues Arising from Share Ownership’, available at (www.mandg.co.uk). RI has focused principally on equity markets. However, with around £19.3 billion (as at 31 December 2007) of funds under management, PRUPIM, is one of the UK’s largest commercial property investment managers and accounts for over 75 per cent of Prudential’s direct environmental impact in the UK. Through participation in the Institutional Investors Group on climate change and its participation on the property working group of the United Nations Environment Programme Finance Initiative (UNEPFI), PRUPIM is creating awareness of the implications of climate change for property investment and how Prudential can constructively address this important issue. In 2007, PRUPIM set up an innovative project called the Improver Portfolio to examine ways it can reduce a ‘typical’ property portfolio’s carbon footprint while maintaining or even enhancing investment returns. The Improver Portfolio consists of 25 PRUPIM-managed properties covering all sectors.

Employees

We strive to create an environment in Prudential that attracts and retains the right people – those who are committed and able to deliver top performance for our customers and shareholders. We understand that to support our aim of being a leading international retail financial services company we need to have the right people in the right number at the right time. Our key driver in Human Resources (HR) is to deliver the leaders and leadership the Prudential Group needs now and into the future. Our HR Strategy is to achieve this by focusing on five key challenges:

— Getting the right people into the business.

— Building and rewarding performance.

— Growing a strong talent pipeline.

— Developing credible successors.

— Developing an organisation that works.

Employee engagement

We recognise that key to the success of our business is having engaged and committed staff. We believe that effective communication is invaluable in achieving this goal. Each of our business units has its own intranet site which is used to keep staff updated on the performance of the business and other relevant issues. They also provide staff with an opportunity to pose questions to their business Chief Executive. Annually the Group Chief Executive hosts a conference for our top 100 people (Group Leadership Team) to provide direction on the strategic intent of the Group and help them to fulfil their business roles within the context of the requirements of the Group. There are also a number of employee consultation forums, such as the M&G staff Consultative Committee and the UK Insurance Operations’ Employee Forum. This gives employees an opportunity to express their views and discuss issues of concern. Employee surveys are an effective way of gauging the opinions and level of satisfaction of our employees. Several of our business units run surveys, for example, Jackson National Life has conducted an employee satisfaction survey in its Denver office for the last few years and has seen an increase in employee satisfaction over this period. In 2007, Jackson conducted an employee satisfaction survey in its Lansing office and has established a number of task forces to address concerns that employees raised in the survey. Jackson also conducted an employee satisfaction survey in its affiliated network of four independent broker-dealers, National Planning Holdings. The survey identified that career development was a priority for its employees. To address this, an online career exploration and development tool was developed. The online tool delves further into career development with participants completing self-assessments and documenting their career goals while aligning their activities with opportunities for growth within the Jackson network.

82 Prudential plc Annual Report 2007

As part of our reward practices we believe it is important to enable employees to share in the success of the Group through share ownership. In the UK we operate two all employee share plans: a share investment plan and a save as you earn scheme. Fifty three per cent of eligible employees in the UK participate in the save as you earn scheme and nine per cent in the share investment plan. In Asia we operate two save as you earn schemes similar to the UK scheme: one for employees and one for agents. Twenty-one per cent of eligible employees and 15 per cent of eligible agents participate in these schemes.

Diversity

We strive to ensure that Prudential employees work in an environment where everyone is respected and treated equally. We believe that our workforce should represent the diversity of our customer base. We fully recognise the value that a diverse workforce brings to our organisation. It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees. In 2007, we were featured in the UK Times newspaper’s Top 50 places for women to work and 13 per cent of our Group Leadership Team are women. The majority of our business is outside the UK. In the areas where we operate, we recognise the importance of hiring and developing individuals from the local talent market. In our Asia business 82 per cent of senior managers are recruited from the local workforce. In the UK, we are a founding member of Race for Opportunity and are also members of Opportunity Now, the Employee Forum on Age and the Employee Forum on Disability.

Training and development

Prudential has a long history of success – from its early roots in the UK right through to today’s international, diverse and innovative business. Our continued success depends on investing in people today and developing the next generation of leadership. To deliver the Leaders and Leadership that Prudential needs both now and into the future, we undertake an annual review of our talent across the Group, identifying, developing and rewarding those people who will enable us to fulfil the strategic options we want to consider. In 2007, we implemented a series of Group-wide management development programmes to assess senior talent within the business and identify the development activity they need to be credible successors to future leadership roles. These programmes help us benchmark our best people in a consistent way and will support the movement of senior people around the Group. Also in 2007, we introduced the Momentum Programme; a Group-wide initiative designed to identify high-potential individuals early in their careers and provide them with stretching opportunities to grow and develop the skills needed to manage an international business. This programme is open to both internal and external candidates and has attracted applicants from across the world.

Within Prudential there is an array of different learning and development activities which take place and which are readily available to employees. For example, M&G meets employees’ individual learning needs through online training, one-to-one coaching and more traditional classroom delivery. Prudential UK has developed an online portal ‘Learning Space’, which enables staff to access relevant learning for their personal and professional development. In Asia, employee education is provided across the Group’s Asian markets through PRUuniversity, which is available to all staff and is offered in a number of languages. Programmes covering management, leadership, technical and business skills as well as a comprehensive range of self-improvement materials including language courses are available with many being endorsed by external learning institutions. We see the quality of our people as a key component of our success and will continue to invest in both short and long-term development activity over the coming years.

Working together

To support the Group’s ambitions it is important that the HR teams maintain a consistent approach to our people agenda across the Group through having a shared strategy and by working together on joint projects. To effect this the worldwide leadership team of the HR function meets regularly throughout the year and the senior professionals worldwide meet in function groups quarterly and as a senior team annually. However, within our diverse organisation we recognise that a one size fits all approach would not be appropriate therefore individual business units need to assess the needs of their business and use the relevant parts of the tools and processes which are developed to support their individual business.

Customers

Prudential has approximately 10 million customers in Asia, over three million policies and contracts in force across the US through Jackson, and over seven million customers in the UK through Prudential UK. 160 years after its foundation, Prudential remains committed to providing a high level of customer service, communicating openly with customers, providing clear information and to monitoring levels of satisfaction. In the UK, the financial services industry is working with the UK regulator, Government and consumers to improve the way they treat customers. Prudential UK has signed up to the Association of British Insurers’ (ABI) Customer Impact Scheme. This Scheme is part of the industry’s commitment to continuously build on customers’ experiences, and Prudential will participate in an annual customer survey, to measure changes in its customers’ experiences and attitudes. Jackson measures its customer service quality through annual benchmarking surveys. Prudential Corporation Asia has also developed a regional survey, to assess the likelihood of its customers recommending Prudential Corporation Asia to their family and friends.

# Corporate responsibility review
continued

### Environment/sustainable development

Protecting the environment is essential for the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. Prudential is committed to ensuring that its policies and business actions promote the consideration of the environment.

In 2007, Prudential became one of 38 companies from the financial services sector to endorse the ClimateWise principles. The principles have been developed by leading global insurers, reinsurers, brokers and asset managers to promote positive action on climate change. They will enable companies to build climate change into their business operations (www.climatewise.org.uk/).

Under the European Union Energy Performance of Buildings Directive, Energy Performance Certificates (EPCs) will be required for any building that is constructed, sold, or rented. EPCs will rate the energy performance of a building, enabling both property investors and prospective occupiers to consider energy efficiency ratings and levels of carbon emissions. Prudential will be introducing EPCs, initially in the UK, for its commercial investment property portfolio and its occupied property portfolio. Prudential will implement the directive elsewhere in accordance with national regulations.

In the US, Jackson has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with state and local authorities on new projects which protect the environment.

### Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies to include the performance of its suppliers and contractors.

It is therefore Prudential's policy to work in partnership with its suppliers who operate with policies and procedures consistent with the standards set out in its Group Code of Business Conduct and to help them reduce their impact on the environment. Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply certification, which is an industry benchmark of recognised good practice.

### Donations

Prudential is committed to supporting the communities where it is an employer. In 2007, the Group spent £4.9 million in support of its various communities. Direct donations to charitable organisations amounted to £3.1 million, of which approximately £2.2 million came from EU operations.

This is broken down as follows: Education £1,175,000; Social and Welfare £611,000; Environment and Regeneration £86,000; Cultural Activities £96,000 and Staff Volunteering £228,000. The aggregate figure for charitable donations from Prudential's non-EU subsidiaries (Jackson National Life Insurance Company and Prudential Corporation Asia) amounted to £0.9 million.

It is the Group's policy not to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the UK Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2007.

Further information can be found in *'Acting Responsibly'*, the Group's Corporate Responsibility Report 2007/8, accessed at www.prudential.co.uk/prudential-plc/cr/ Hard copies of the report are available from the Group's CR team: Laurence Pountney Hill, London EC4R 0HH. Tel: 020 7548 3706.

84 **Prudential plc** Annual Report 2007

Corporate governance

86 Board of directors

89 Corporate governance report

Corporate governance

Board of directors

Sir David Clementi

Chairman

Clark Manning

Executive director

Sir Winfried Bischoff

Non-executive director

Bridget Macaskill

Non-executive director

Mark Tucker

Group Chief Executive

Michael McLintock

Executive director

Keki Dadiseth

Non-executive director

Kathleen O’Donovan

Non-executive director

Philip Broadley

Group Finance Director

Nick Prettejohn

Executive director

Michael Garrett

Non-executive director

James Ross

Non-executive director

Tidjane Thiam

Chief Financial Officer

Barry Stowe

Executive director

Ann Godbehere

Non-executive director

Lord Turnbull

Non-executive director

86 Prudential plc Annual Report 2007

Chairman Sir David Clementi FCA MBA Chairman and Chairman of the Nomination Committee

Sir David Clementi has been Chairman of Prudential since December 2002. In 2005, Sir David was appointed as President of the Investment Property Forum. In 2003, he joined the Financial Services Authority’s Financial Capability Steering Group, and was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in 2004. Since 2003, he has been a non-executive director of Rio Tinto plc. In addition, Sir David is a Trustee of the Royal Opera House, and with effect from 23 May 2008, he will also be a non-executive director of Foreign & Colonial Investment Trust PLC. From 1997 to 2002, he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997, he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Executive directors Mark Tucker ACA Group Chief Executive

Mark Tucker was re-appointed as an executive director in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005, he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, Mark was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and US. Mark first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Philip Broadley FCA Group Finance Director (until 25 March 2008)

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. He is currently Vice-Chairman of the 100 Group of Finance Directors, having previously been its Chairman from 2005 until 2007, and he was a member of the Insurance Advisory Group of the International Accounting Standards Board. Philip is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993. Philip will stand down as a director at the next Annual General Meeting on 15 May 2008.

Tidjane Thiam Chief Financial Officer (from 25 March 2008)

Tidjane Thiam has been appointed as an executive director of Prudential and Chief Financial Officer with effect from 25 March 2008. He was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Prior to that, Tidjane was a partner with McKinsey & Company in France and one of the leaders of their Financial Institutions practice, focusing on insurance companies and banks. Earlier in his career, he spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Cote d’Ivoire and a cabinet member as Minister of Planning and Development. He is a non-executive director of Arkema in France, a member of the Council of the Overseas Development Institute (ODI) in London and a sponsor of Opportunity International, a charity focusing on microfinance in developing countries.

Clark Manning FSA MAAA Executive director

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock Executive director

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. Michael joined M&G in 1992. He is also a non-executivedirector of Close Brothers Group plc. Nick Prettejohn

Executive director

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since January 2006. He is also a board member of the ABI, Chairman of the Financial Services Practitioner Panel (having previously been Deputy Chairman), and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd’s of London from 1999 until 2005. Nick joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996, he became Managing Director of Lloyd’s Business Development Unit and in 1998, he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s, Nick was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Barry Stowe Executive director

Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Prior to Nisus, Barry spent 12 years at Willis Corroon in the US.

Non-executive directors Sir Winfried Bischoff Independent non-executive director

Sir Winfried Bischoff has been an independent non-executive director of Prudential since 2 August 2007. Sir Win has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc since May 2000. He was Acting Chief Executive Officer of Citigroup Inc from 5 November 2007 to 11 December 2007, when he was appointed Chairman of Citigroup Inc. In addition, Sir Win is Chairman of the European Advisory Board of Citigroup Inc., and has been a non-executive director of The McGraw-Hill Companies, New York and of Eli Lilly and Company, Indianapolis since June 2000, and of Land Securities since November 1999. Prior to that, Sir Win joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966 and in 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. Sir Win was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Corporate governance

Board of directors

continued

Schroders plc in May 1995, until the acquisition of Schroders, an investment banking business, by Citigroup Inc. in May 2000. In addition, Sir Win was a non-executive director of Cable and Wireless plc from 1991 and Deputy Chairman from 1995 to 2003. His other non-executive directorships included: IFIL Finanziaria di Partecipazioni SpA, Italy (1999-2004), Siemens Holdings Plc (2001-2003), and Akbank T.A.S. (2007-2008).

Keki Dadiseth FCA Independent non-executive director and member of the Remuneration Committee

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, Keki is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett Independent non-executive director and member of the Remuneration Committee

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990-1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA Independent non-executive director and member of the Audit Committee

Ann Godbehere has been an independent non-executive director of Prudential since 2 August 2007, and has been a member of the Audit Committee since 1 October 2007. She began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. In 2003, she was appointed Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of Ariel Holdings Limited, Atrium Underwriting plc and Atrium Underwriting Limited, and Chief Financial Officer of Northern Rock.

Bridget Macaskill Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee in May 2006. Bridget is a non-executive director of the Federal National Mortgage Association (Fannie Mae) and Scottish & Newcastle PLC. She was previously a non-executive director of J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O’Donovan ACA Independent non-executive director and Chairman of the Audit Committee

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee in May 2006. Kathleen is a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC and Trinity Minor plc, and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court

of the Bank of England, and a non-executive director of O2 plc. Prior to that, Kathleen was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross Senior independent non-executive director and member of the Remuneration and Nomination Committees

James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill in the US and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of Datacard Inc in the US, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc. Lord Turnbull KCB CVO

Independent non-executive director and member of the Audit Committee

Lord Turnbull has been an independent non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd and The British Land Company PLC, and was formerly a non-executive director of the Arup Group. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

88 Prudential plc Annual Report 2007

Corporate governance report

Governance and the role of the Board

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. This governance report explains Prudential’s governance policies and practices, and sets out how the Board manages the business for the benefit of shareholders, promoting long-term shareholder interest.

The governance rules applicable to all UK companies admitted to the Official List of the UK Listing Authority are set out in the Combined Code, published by the Financial Reporting Council in June 2003, and revised in 2006. The directors believe that good corporate governance is central to achieving the Group’s objectives and maximising shareholder value, and are committed to high standards of corporate governance. The Board supports the Combined Code, and confirms that it has complied with all of the provisions set out in Section 1 throughout the financial year ended 31 December 2007, and has applied the principles as set out below and in the Directors’ Remuneration Report.

Board composition, appointments and election/re-election

As at 31 December 2007, the Board comprised the Chairman, six executive directors and eight independent non-executive directors. During the year, Sir Winfried Bischoff and Ann Godbehere were appointed by the Board as non-executive directors on 2 August 2007, and Roberto Mendoza retired as a non-executive director after seven years in office on 17 May 2007, with effect from the conclusion of the Annual General Meeting. Tidjane Thiam will join the Board as Chief Financial Officer on 25 March 2008. The biographies of all current directors and Tidjane Thiam are set out on pages 87 to 88.

The Board may appoint directors, up to the maximum total number of 20 directors set out in the Company’s Articles of Association, and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders. Accordingly, Sir Winfried Bischoff, Ann Godbehere and Tidjane Thiam will retire and offer themselves for election at the Annual General Meeting on 15 May 2008.

Under the current Articles of Association of the Company, all directors must retire as directors at least every three years, and therefore Keki Dadiseth and James Ross will retire and offer themselves for re-election at the Annual General Meeting on 15 May 2008. The current Articles of Association also state that at every Annual General Meeting at least one third of the current directors must retire by rotation and therefore Kathleen O’Donovan and Lord Turnbull will retire by rotation at the Annual General Meeting on 15 May 2008 and offer themselves for re-election. Philip Broadley, Group Finance Director until 25 March 2008, will also retire at the Annual General Meeting on 15 May 2008.

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. Each appointment is reviewed towards the end of this period against performance and the requirements of the Group’s businesses. Non-executive directors are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period. The terms and conditions of appointment of all directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting.

The Board is actively engaged in succession planning for both executive and non-executive roles to ensure composition is periodically renewed, and that the Board retains its effectiveness at all times. This is delivered through an established review process that is applied across all businesses and covers both director and senior management succession and development. The Board reviews the outcomes of the review annually and actions arising from the review are implemented as part of the management development agenda. We believe that our non-executive directors bring a wide range of business, financial and global experience to the Board and its committees. Our executive directors, who head up the main businesses of the Group, each bring an in-depth understanding to the Board of their particular business, its markets and its challenges, ensuring coverage of the breadth and depth of the Group’s principal activities.

Role of the Board

The roles of Chairman and Group Chief Executive are separate and clearly defined, and the scope of these roles has been approved by the Board so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibilities, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office (GHO) team of functional specialists.

James Ross is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate.

The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital.

Powers of directors

The management and control of the business and affairs of the Company are vested in the Board. The Board may exercise all powers conferred on it by the Memorandum of Association, the Articles of Association, and the Companies Acts. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to limitations in the Companies Acts and the Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company. The Board may exercise all powers and do everything within the power of the Company, other than matters required by the Companies Acts to be dealt with in general meeting.

Corporate governance

# Corporate governance report
continued

### Governance framework

To promote effective governance across all of its operations, the Board has approved a governance framework which maps out the internal approvals processes and those matters which may be delegated. These principally relate to the operational management of the Group's businesses and include pre-determined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business.

The chief executive of each business unit, who in respect of his business unit reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising its most senior executives. In accordance with the Group Governance Framework, business unit chief executives annually certify their compliance with the requirements of the framework.

### Board and committee meetings and attendance

During 2007, the Board met 11 times and held a separate strategy meeting. Each year, at least one of the Board meetings is held at one of the Group's business operations to facilitate a fuller understanding of the business. In January 2007, a Board meeting was held in Mumbai, and the Board visited the Group's various operations in Mumbai, and attended a day of presentations given by senior managers of Prudential Corporation Asia. These presentations covered the diversity of businesses across Asia and included presentations by the Indian joint venture companies with ICICI, and by the country heads of a number of our different operations. The Board also spent half a day visiting the Group's Mumbai operations centre and meeting senior operations managers.

The majority of directors attended all eight scheduled Board meetings occurring during their period in office, apart from some absence due to prior commitments. There were three additional Board meetings, and the majority of the directors attended those meetings. Where directors were not able to attend any of the meetings, their views were canvassed by the Chairman prior to the meeting. The table below details the number of Board and Committee meetings attended by each director throughout the year. A further nine ad hoc Board Committee meetings took place during the year.

| | Full Board Meetings* | Audit Committee Meetings† | Remuneration Committee Meetings‡ | Nomination Committee Meetings |
|---|---|---|---|---|
| Number of meetings in year | 11 | 7 | 7 | 2 |
| Sir David Clementi | 11 (11) | n/a | n/a | 2 (2) |
| Sir Winfried Bischoff note 1 | 2 (2) | n/a | n/a | n/a |
| Philip Broadley | 11 (11) | n/a | n/a | n/a |
| Keki Dadiseth note 2 | 10 (11) | 6 (7) | 7 (7) | n/a |
| Michael Garrett note 3 | 10 (11) | n/a | 7 (7) | n/a |
| Ann Godbehere note 4 | 2 (2) | 2 (2) | n/a | n/a |
| Bridget Macaskill note 5 | 10 (11) | n/a | 7 (7) | 2 (2) |
| Clark Manning | 11 (11) | n/a | n/a | n/a |
| Michael McLintock note 6 | 10 (11) | n/a | n/a | n/a |
| Roberto Mendoza note 7 | 5 (5) | n/a | 3 (3) | n/a |
| Kathleen O'Donovan note 8 | 9 (11) | 7 (7) | n/a | n/a |
| Nick Prettejohn | 11 (11) | n/a | n/a | n/a |
| James Ross | 11 (11) | 7 (7) | n/a | 2 (2) |
| Barry Stowe | 11 (11) | n/a | n/a | n/a |
| Mark Tucker | 11 (11) | n/a | n/a | n/a |
| Lord Turnbull | 11 (11) | 7 (7) | n/a | n/a |

Figures in brackets indicate the maximum number of meetings which the individual could have attended in the period in which they were a Board or Committee member.

* During 2007, there were eight scheduled Board meetings and three additional Board meetings. In addition, there was a strategy event attended by all directors.

† During 2007, there were seven scheduled Audit Committee meetings.

‡ During 2007, there were four scheduled Remuneration Committee meetings and three additional meetings.

**Notes**

1 Appointed as a director on 2 August 2007.
2 Attended all scheduled Board meetings, but was unable to attend one of the additional Board meetings and one of the Audit Committee meetings due to prior commitments.
3 Attended all scheduled Board meetings, but was unable to attend one of the additional Board meetings due to a prior commitment.
4 Appointed as a director on 2 August 2007 and as a member of the Audit Committee on 1 October 2007.
5 Attended all scheduled Board meetings, but was unable to attend one of the additional Board meetings due to a prior commitment.
6 Unable to attend one scheduled Board meeting due to a long-standing prior commitment.
7 Resigned as a director on 17 May 2007.
8 Unable to attend one scheduled Board meeting due to a long-standing prior commitment, and unable to attend one of the additional Board meetings due to a prior commitment.

90 Prudential plc Annual Report 2007

The Chairman meets, at least annually, with the non-executive directors without the executive directors being present. During 2007, a meeting without the executive directors took place in December.

Board independence

The Company follows the Combined Code when determining the independence of its non-executive directors, and in addition to that guidance Prudential is required to affirm annually the independence of its Audit Committee members under Sarbanes-Oxley legislation. Where necessary, the Board ensures that appropriate processes are in place to manage any possible conflict of interest.

In line with the principles of the Combined Code, the Chairman was independent on appointment. Throughout the year all non-executive directors were considered by the Board to be independent in character and judgement, and independent in accordance with the Combined Code.

Keki Dadiseth also serves, at Prudential’s request, as a non-executive director of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and of ICICI Prudential Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect his status as an independent director of Prudential.

Sir Winfried Bischoff has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc. since May 2000. He is also Chairman of the European Advisory Board of Citigroup Inc. He was the acting Chief Executive Officer of Citigroup Inc. from 5 November 2007 to 11 December 2007 when he was appointed Chairman of Citigroup Inc. Prudential has a number of business relationships with Citi. The Board believes that, in respect of the Combined Code, these business relationships are not sufficiently material to compromise his independence in matters relating to Prudential.

Prudential is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Other commitments

The Board is satisfied that the Chairman’s other commitments do not interfere with the day-to-day performance of his duties for the Group, and that he has the commitment and capability to make himself available under unforeseen circumstances, should the need arise. The major commitments of the Chairman, including changes during the year are detailed in his biography on page 87.

Our executive directors may accept external directorships and retain any fees earned from those directorships, subject to prior discussion with the Group Chief Executive, and always provided this does not lead to any conflicts of interest. In line with the Combined Code, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. A number of our executive directors hold directorships of companies in the arts and educational sectors, for which they do not receive any fees. One of our executive directors, Michael McLintock, serves on the board of Close Brothers Group plc. The major commitments of our executive directors are detailed in their biographies on page 87. Details of any fees retained are included in the Directors’ Remuneration Report.

Our non-executive directors may serve on a number of other boards, provided that they are able to demonstrate satisfactory time commitment to their role at Prudential, and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies set out on pages 87 to 88.

Induction, development and evaluation

Induction

The Company Secretary supports the Chairman in providing tailored induction programmes for new directors and ongoing training for all directors. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group’s governance arrangements, its investor relations programme, as well as its remuneration policies.

Ongoing development

Throughout their period in office, directors are continually updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates, as well as on their legal and other duties and obligations as directors where appropriate. These updates can be in the form of written reports to the Board or meetings with senior executives and, where appropriate, external sources. Non-executive directors serving on key committees are also updated regularly on matters specific to the relevant committee in order to enhance their knowledge and effectiveness throughout their term in office.

Corporate governance

Corporate governance report

continued

A programme of ongoing professional development was undertaken for all directors in 2007, which covered a number of sector-specific and business issues as well as legal, accounting and regulatory changes and developments. Each business unit head accompanied by relevant senior managers gave a presentation to the Board during the course of the year on the challenges and opportunities currently faced by their business unit. In addition, senior managers of certain head office functions, including Group Risk and Investor Relations, presented to the Board on the key issues currently being handled by the function.

Performance evaluation

Prudential continued its programme of annual evaluations of the performance of the Board and its Committees in respect of 2007, in line with the requirements of the Combined Code. The aim was to improve the effectiveness of the Board and its committees, and enhance the Group’s performance.

In 2007, the evaluation of the Board as a whole and of the Chairman was carried out by an independent consultant, following a briefing by the Chairman and the Senior Independent Director. Each director and the members of the Group Executive Committee completed a questionnaire and were interviewed by the independent consultant. The questions asked were based on the Combined Code and on previously identified matters, and sought views on the effectiveness of the Board as a whole, and on the Chairman’s performance. The independent consultant prepared a report based on the various discussions held and presented and discussed the overall results of the evaluation with the Board in February 2008. The Board, without the Chairman present, met under the chairmanship of the Senior Independent Director to review the performance of the Chairman. The use of external providers for this purpose is kept under review.

In addition, the performance of the non-executive directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. The Group Chief Executive individually appraised the performance of each of the executive directors.

Internal and external support

All directors have direct access to the services of the Company Secretary who advises them on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board and committee papers are provided to the directors by the Company Secretary in the ordinary course approximately one week before each Board or committee meeting. The Board has approved a procedure whereby directors have the right to seek independent professional advice at the Company’s expense where this is appropriate to enable the directors, either individually or as a group, to properly fulfil their obligations.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, where appropriate, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

Directors’ interests

Details of each director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on page 113.

Directors’ indemnities and protections

The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined by the relevant Companies Act) for the benefit of directors of Prudential, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2007 and remain in force.

Risk management and internal control

The Board has overall responsibility for the Group’s system of internal control, and for reviewing its effectiveness, and confirms that there is an ongoing process in place for identifying, evaluating and managing the significant risks faced by the Company, which is reviewed regularly. All business units are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework, and that they have reviewed the effectiveness of the systems of internal control. The results of this review are reported to and reviewed by the Group Audit Committee and the Board, and it was confirmed that effective processes of internal control, including financial, operational and compliance controls and risk management, as required by the Group Risk Framework, were in place throughout the period covered by this report, and that they complied with the revised guidance on the Combined Code issued in October 2005 (the Turnbull guidance). Internal audit teams execute risk-based audit plans throughout the Group, from which all significant issues are reported to the Group Audit Committee on a periodic basis. The procedures for the management of risk and the systems of internal control operated by the Group are described in more detail in the Risk Management section on pages 72 to 80.

92 Prudential plc Annual Report 2007

In line with the Turnbull guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. In addition, the Group company who is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group Governance Framework, which maps out the internal approvals processes. In line with the Group Risk Framework and as set out within the section on Risk Management on pages 72 to 80, the management of the relevant business unit discusses material issues and risks and includes them, where appropriate, in the regular risk reports to the Group.

Disclosure of information to auditor

The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Board Committees

The Board has established audit, remuneration and nomination committees as standing committees of the Board with written terms of reference, which are kept under regular review. These committees are key elements of the Group’s governance framework, and reports on each are included below:

Audit Committee Report

This report sets out the responsibilities of the Group Audit Committee (the Committee) and the activities carried out by the Committee during the year to meet its objectives.

Role of the Committee

The Committee’s principal responsibilities consist of oversight over financial reporting, internal control and risk management, and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group’s financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor.

In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group’s expense.

The Committee’s terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/ aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

Membership

The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

Kathleen O’Donovan ACA (Chairman) Keki Dadiseth FCA (until 31 December 2007) Ann Godbehere FCGA (from 1 October 2007) James Ross (until 31 December 2007) Lord Turnbull KCB CVO

Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee’s objectives.

The Board has designated Kathleen O’Donovan as its audit committee financial expert for Sarbanes-Oxley Act purposes, and has determined that she also has recent and relevant financial experience for the purposes of the Combined Code. The Board has further determined that Ann Godbehere, who held senior financial positions in the insurance sector, brings additional recent and relevant financial experience to the Committee.

Full biographical details of the members of the Committee, including their relevant experience, are set out in their biographies on page 88.

Meetings

The Committee met seven times during the year. By invitation, the Chairman of the Board, the Group Finance Director, the Company Secretary and Group Legal Services Director, the Group-wide Internal Audit Director, and other senior staff from the internal audit, group risk and group compliance functions where appropriate, as well as the lead partner of the external auditor attended meetings. Other audit partners also attended some of the meetings to contribute to the discussions relating to their areas of expertise.

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continued

A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee’s business during the year included the following:

— Review of half-year and full-year results, press releases and annual report and accounts; — examination of critical accounting policies and key judgmental areas; — review of US filings and related external audit opinion; — review of changes in and implementation of Group Accounting Policies in compliance with International Accounting Standards and practices; — approval of external auditor’s management representation letter, review of external auditor’s full-year memorandum, external audit opinion and final management letter; — monitoring of auditor independence and the external auditor’s plans and audit strategy, the effectiveness of the external audit process, the external auditor’s qualifications, expertise and resources, and making recommendations for the re-appointment of the external auditor; — monitoring of the framework and effectiveness of the Group’s systems of internal control and Turnbull compliance statement, including Sarbanes-Oxley procedures; — monitoring the effectiveness of the Group Risk Framework and reviewing the half-yearly key risk report; — review of the internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness; — monitoring the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan; — review of its own effectiveness, using external consultants, and review of its terms of reference; and — review of anti-money laundering procedures, and allegations received via the employee confidential reporting lines.

During the year, the Committee’s standing agenda items also included other reports from group-wide internal audit, group risk, group compliance and group security functions. In addition, the Committee received presentations on a range of topics including financial control, risk management, and actuarial assumptions and methodologies.

The Committee Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members.

The Committee recognises the need to meet without the presence of executive management. Such sessions were held in March 2007 with the external and internal auditors, and in July 2007 with the external and internal auditors and the Head of Group Security. At all other times, management and auditors have open access to the Chairman.

Financial reporting

As part of its review of financial statements before recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes, decisions requiring a major element of judgement, unusual transactions, clarity of disclosures, significant audit adjustments, the going concern assumption, compliance with accounting standards, and compliance with obligations under the Combined Code and other applicable laws and regulations.

In addition, the Committee is regularly briefed by senior management on developments in international accounting standards.

Confidential reporting

At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential reporting line.

Business unit audit committees

Each business unit has its own audit committee whose members and chairmen are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units’ chief executives and heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. All terms of reference include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from external auditors, and private meetings with local external auditors and the business unit heads of internal audit. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work.

Internal control and risk management

The Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on those committees appears on pages 98 and 74.

94 Prudential plc Annual Report 2007

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided on page 99.

Internal audit

The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Combined Code and the Sarbanes-Oxley Act, and provides independent assurance on the Company’s processes of identification and control of risk. The Committee agreed the work programme of the internal audit function to be undertaken during 2007. Each of the Group’s business units has an internal audit team, the heads of which report regularly to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 135. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Group Chief Executive.

Formal reports are submitted to the Committee on a quarterly basis, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were also conducted in 2006 and 2007 to ensure that the activities and resources of the function are most effectively organised to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors’ international standards for the professional practice of internal auditing and is operating effectively.

External audit

The Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

— Audit its own firm’s work; — make management decisions for the Group; — have a mutuality of financial interest with the Group; or — be put in the role of advocate for the Group.

All services provided by the auditor in accordance with this policy are pre-approved by the Committee. The Committee reviewed and updated the policy in 2007 to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Audit fees

For the year ended 31 December 2007, the Committee approved fees of £9.1 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £2.3 million to KPMG for services not related to audit work, which accounted for 20 per cent of total fees paid to the external auditor in the year. Non-audit services primarily related to actuarial and basic tax compliance work, and to the provision of attestation and comfort letters. In accordance with the Group’s Auditor Independence Policy, all services were approved prior to work commencing, and each of the non-audit services was confirmed to be permissible for the external auditor to undertake, as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2007. A summary of audit fees is provided in note I4 on page 280.

Auditor performance and independence

As part of its work during 2007, the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Group Finance Director, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. In addition, the Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In 2005, 2006 and 2007 the Committee formally considered the need to re-tender the external audit service and concluded that, given the significant changes in accounting, audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of continuing change. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change. During the year, following the approval of the 2006 Annual Report, a new lead audit partner was appointed by KPMG Audit Plc, in line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act.

Following its review of the external auditor’s effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the

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Company, and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company to hold office until the end of the 2009 Annual General Meeting will be put to a shareholder vote at the Annual General Meeting on 15 May 2008.

Review of Committee effectiveness

During the year, the Committee undertook a formal review of its own effectiveness, conducted by an independent consultant who prepared a report on the findings and presented this to the Committee at its meeting in October. Recommendations to improve processes identified by the review were discussed by members, and improvements are being implemented during 2008. The Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken regularly, and will from time to time be conducted by external consultants.

Remuneration Committee Report

Role of the Committee

The Remuneration Committee (the Committee) determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Combined Code. The Directors’ Remuneration Report prepared by the Board is set out in full on pages 102 to 123. In preparing the report, the Board has followed the provisions of the Combined Code, the Listing Rules of the Financial Services Authority, and the Companies Acts.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

The Committee has formal terms of reference set by the Board, which are reviewed regularly, and which are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

Membership

The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

Bridget Macaskill (Chairman) Keki Dadiseth FCA Michael Garrett James Ross (from 1 January 2008)

Full biographical details of the members of the Committee, including their relevant experience, are set out in their biographies on page 88.

Meetings

The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2007, a total of seven Committee meetings were held.

Nomination Committee Report

Role of the Committee

The Nomination Committee (the Committee), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the role and capabilities required at any given time, taking into account the Group’s business. Candidates are considered on merit against those criteria, and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases, search consultants are used to identify candidates.

The Committee has formal terms of reference set by the Board, which are reviewed regularly, and which are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company’s registered office.

Membership

The Committee is comprised of independent non-executive directors and the Chairman, as set out below:

Sir David Clementi FCA MBA (Chairman) Bridget Macaskill James Ross

Meetings

The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

During 2007, the Committee met formally twice. The members of the Committee discussed candidates on a number of other occasions throughout the year, as required by the recruitment process. The Chairman also updates the full Board on Committee matters on a regular basis. During the year, the Committee recommended to the Board the appointment of Sir Winfried Bischoff and Ann Godbehere as non-executive directors, who were appointed by the Board on 2 August 2007, and the appointment of Tidjane Thiam as an executive director, which will become effective on 25 March 2008. Full biographical details of these new directors are set out on pages 87 and 88.

The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in

96 Prudential plc Annual Report 2007

place. During the year, the Committee continued the search for additional non-executive directors, which is an ongoing process, and employed professional search consultants to oversee the initial phase.

Relations with shareholders

Communication with shareholders

As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. We regularly hold discussions with major shareholders and a programme of meetings took place during 2007. A perception survey into the views of the Company’s major investors is undertaken on an annual basis by an independent firm, and the results of this survey are presented to the Board. Board members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and the non-executive directors provided feedback to the Board on topics raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors, or any of the directors generally, they are welcome to do so.

The Group maintains a corporate website www.prudential.co.uk containing a wide range of information of interest to private and institutional investors, including the Group’s financial calendar. The shareholder information section on pages 340 to 341 contains further details which may be of interest to shareholders.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 15 May 2008 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages all its shareholders to vote. Shareholders will again be given the opportunity to put questions to the Board on matters relating to the Group’s operations and performance.

At its Annual General Meeting in 2007, the Company continued its practice of calling a poll on all resolutions. The voting results, which included all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting, were indicated at the meeting and published on the Company’s website as soon as practicable after the meeting. The Company also disclosed the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result.

Company constitution

The Company is governed by the Companies Acts and other applicable legislation, and by its Memorandum and the Articles of Association. The Memorandum and Articles of Association are available on Prudential’s website at http://www.prudential.co.uk/prudential-plc/aboutpru/ memorandum/

Any change to the Memorandum or the Articles of Association must be approved by special resolution of the shareholders in accordance with the provisions of the Companies Acts. Changes to the Articles of Association will be proposed at this year’s Annual General Meeting. Details of the proposed changes are set out in the Notice of the Annual General Meeting, which is sent to shareholders and is also available on the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/ agminfo/2008/

Share capital

On 31 December 2007, the Company’s issued share capital, which is set out in note H11 on page 258, consisted of 2,470,017,240 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange. The number of accounts on the share register at 31 December 2007 was 75,948 (2006: 79,881). The Company is listed on the New York Stock Exchange in the form of American Depositary Shares, referenced to its ordinary shares, under a depositary agreement with JP Morgan.

Rights and obligations

The rights and obligations attaching to the Company’s shares are set out in full in the Company’s Articles of Association. There are no voting restrictions on the ordinary shares, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy has one vote regardless of the number of shares held, in accordance with the Companies Acts. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner, either at the trustee’s discretion or at the direction of the participants, in accordance with the relevant plan rules. Rights to dividends under the various schemes are set out in note I2 on pages 276 to 277.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST), and transfer is not restricted except that the directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Some of the Company’s employee share plans include restrictions on transfer of shares while the shares are subject to the plan. As described in the Directors’ Remuneration Report, non-executive directors use a proportion of their fees to purchase shares in the Company which may not normally be transferred during a director’s period of office. In addition, all directors hold a number of qualification shares, which they would also be expected to retain during their tenure of office.

Corporate governance

Corporate governance report

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Significant shareholdings

As at 13 March 2008, the Company had received notification in accordance with Rule 5.1.2 R of the UK Listing Authority’s Disclosure and Transparency Rules from Legal & General Investment Management Limited and in accordance with Section 198 of the Companies Act 1985 from Barclays PLC of holdings of 5.17 per cent and 3.025 per cent respectively of the Company’s issued ordinary share capital at the time of notification.

Powers of directors to issue shares

The directors require authority from shareholders in relation to the issue of shares by the Company. Whenever shares are issued, the Company has to offer the shares to existing shareholders pro rata to their holdings, unless it has been given authority by shareholders to issue shares without offering them first to existing shareholders. The Company seeks authority from its shareholders on an annual basis to issue shares, up to a maximum amount, and to issue up to five per cent of its issued share capital without observing pre-emption rights, in line with relevant regulations and best practice.

Details of shares issued during 2006 and 2007 are given in note H11 on page 258. Shares issued in 2005 dis-applying pre-emption rights amounted to 745,478, which were issued under the Group’s share option schemes. The total number of shares issued dis-applying pre-emption rights amounted to less than 7.5 per cent over the last three years.

Powers of directors to buy back shares

The directors also require authority from shareholders in relation to the buying back of shares by the Company. The Company seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Acts and other related guidance. The Company has not made use of that authority since it was last granted at its Annual General Meeting in 2007. This existing authority is due to expire at the end of this year’s Annual General Meeting. A special resolution to approve the renewal of this authority will be put to shareholders at the Annual General Meeting on 15 May 2008.

Other information

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 127 to 299 and the supplementary information on pages 302 to 332. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its review of the EEV basis supplementary information; and to report its opinions to the Company’s shareholders and to the Company, respectively. Its opinions are given on pages 301 and 334.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors’ responsibilities on page 300.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. The directors therefore continue to use the going concern basis in preparing the financial statements.

US corporate governance and regulations

The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Act as they apply to foreign private issuers, and has adopted procedures to ensure this is the case.

In particular in relation to the provisions of Section 302 of the Act, which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management. The objectives of this Committee are to:

— Assist the Group Chief Executive and the Group Finance Director in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures; — monitor compliance with the Company’s disclosure controls and procedures; — review and provide advice to the Group Chief Executive and Group Finance Director with regard to the scope and content of all public disclosures made by the Company which are of material significance to the market or investors; and — review and consider, and where applicable follow up on, matters raised by other components of the disclosure process. These may include, to the extent they are relevant to the disclosure process, any matters to be raised with the Group Audit Committee, the internal auditors or the external auditor of the Company’s internal controls.

98 Prudential plc Annual Report 2007

In discharging these objectives, the Committee helps to support the certifications by the Group Chief Executive and the Group Finance Director of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require the Company’s management to report on the effectiveness of internal controls over financial reporting in its annual report on Form 20-F, which is filed with the US Securities and Exchange Commission. To comply with this requirement to report on the effectiveness of internal control, the Group has undertaken a significant project to document and test its internal controls over financial reporting in the format required by the Act. The annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F that will be published in the coming months.

In addition, the Disclosure Committee has regard to the UK Listing Regime, and evaluates whether or not a particular matter requires disclosure to the market.

Payment policy

It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year-end to the aggregate of the amounts invoiced by trade creditors during the year, were 22 days.

Post balance sheet events

There have been no material events affecting the Company since the end of the financial year.

Significant agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid

Under the agreements governing Prudential Corporation Holdings Limited’s life insurance and fund management joint ventures with China International Trust & Investment Corporation (Citic), if there is a change of control of the Company, Citic may terminate the agreements and either (i) purchase the Company’s entire interest in the joint venture or require the Company to sell its interest to a third party designated by Citic or (ii) require the Company to purchase all of Citic’s interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor.

Compensation for loss of office

None of the terms of employment of the Company’s directors includes specific change of control agreements. Terms applying on a termination of their office are set out in the Directors’ Remuneration Report on page 110. In the US, in line with normal employment practice, senior executives participate on a discretionary basis in a plan which provides for compensation in the event that their employment is terminated as a result of a takeover. In addition, three employees in our Asian business participate in a similar plan.

Corporate governance 99

100 Prudential plc Annual Report 2007

Corporate governance report

continued

Information required to be disclosed in the directors’ report

Information required to be disclosed in the directors’ report may be found in the following sections:

Information Section in Annual Report Page number(s)

Business review Overview and 4-64

Operating and financial review

Disclosure of information to auditor Corporate governance report 93

Directors in office during the year Corporate governance report 87-89

Principal activities Operating and financial review 25

Dividend recommended for the year Operating and financial review 35

Political and charitable donations and expenditure Corporate responsibility review 84

Financial instruments Operating and financial review 65

Post balance sheet events Corporate governance report 99

Future developments of the business of the Company Operating and financial review 26-64

Employment and employee involvement Corporate responsibility review 82-83

Creditors – policy on payment and practice Corporate governance report 99

Structure of share capital, including restrictions on the Corporate governance report 97-98 transfer of securities, voting rights and significant shareholders

Rules governing appointments of directors Corporate governance report 89

Rules governing changes to the articles of association Corporate governance report 97

Powers of directors generally and in relation to issuing Corporate governance report 89, 98 or buying back shares

Significant agreements impacted by a change of control Corporate governance report 99

Agreements for compensation for loss of office Corporate governance report 99 or employment on takeover

In addition, the risk factors set out on pages 336 to 339 are incorporated by reference into this directors’ report.

On behalf of the Board of directors

Philip Broadley

Group Finance Director

13 March 2008

Directors’ remuneration report

102 Directors’ remuneration report

Directors’ remuneration report 101

Directors’ remuneration report

For year ended 31 December 2007

Dear Shareholders

I am pleased to present the 2007 remuneration report for Prudential, setting out our remuneration policy for senior executives and the amounts paid to directors in 2007.

The primary objectives of our remuneration policy remain to attract high calibre executives, to encourage them to contribute to the success of Prudential by achieving returns for our shareholders, and to reward them based on the Company’s success and their individual contributions. The policy supports the Company’s strategy and goals, and aims to comply with good practice in the UK, whilst not losing sight of the need to take account of competitive conditions in local markets – in other words by ‘thinking globally and acting locally’.

The Remuneration Committee considers the remuneration policy and its decisions about individuals within the context of:

— the UK’s regulatory framework — shareholder views

— good practice as set out in investor guidelines

— UK corporate governance standards.

In 2006 we discussed our remuneration policy with shareholders who subsequently approved the introduction of new long-term incentive plans for our executive directors and selected senior executives. The review affirmed a set of remuneration principles which has guided the Remuneration Committee in determining its general approach and in making decisions about the remuneration of individual executive directors in 2007.

The Remuneration Principles which the Committee has applied are:

— a high proportion of total remuneration will be delivered through performance-related reward — a significant element of performance-related reward will be provided in the form of shares — the total remuneration package for each executive director will be set in relation to the relevant employment market — the performance of business unit executives will be measured at both a business unit and Group level — performance measures will include absolute financial measures and relative measures as appropriate, to provide alignment between achieving results for shareholders and the rewards for executives.

These principles, which the Committee reviews regularly, will also provide the basis for setting the remuneration policy and the potential awards for Prudential’s executive directors in 2008.

The members of the Remuneration Committee during 2007, listed below, are all independent non-executive directors:

Bridget Macaskill (Chairman)

Keki Dadiseth

Michael Garrett

James Ross joined the Committee from 1 January 2008.

The Committee met on seven occasions in 2007. The Chairman and the Group Chief Executive are invited to attend the meetings and are asked to provide their views as appropriate. The Committee decides the remuneration of the Chairman and the executive directors, including the Group Chief Executive, but in no case is any person present when their own remuneration is discussed. Each year the Committee reviews the remuneration of the senior management throughout the Group.

During last year, the Committee addressed its regular tasks of agreeing the executive directors’ incentive payments for the previous year, confirming incentive award structures for the current year and setting salaries for 2008. In addition, the Committee:

— reviewed the comparator group of companies to be used under the Group Performance Share Plan — considered, finalised and approved the proposals on Michael McLintock’s remuneration — agreed the terms for Mark Norbom on his leaving the Company — agreed the terms for Philip Broadley as a result of his resignation — agreed the terms for the appointment of Tidjane Thiam — reviewed the remuneration of senior managers throughout the Group.

The Committee sought the views and assistance of Priscilla Vaccasin, Group Human Resources Director, Hilary Oliver, Director of Group Reward and Employee Relations and Philip Broadley, Group Finance Director. In making its decisions, the Committee also requested consultancy assistance from Deloitte and Touche LLP and PricewaterhouseCoopers LLP, market data from Deloitte and Touche LLP, Towers Perrin and McLagan and legal advice, including employment law and advice on the operation of the Company’s share plans from Freshfields Bruckhaus Deringer, Slaughter and May, and Linklaters. Some of these companies also provided other services to the Company: Deloitte and Touche LLP and PricewaterhouseCoopers LLP in relation to advice on taxation and finance matters, Towers Perrin in relation to advisory work on finance matters, Freshfields Bruckhaus Deringer and Slaughter and May in relation to advice on commercial and corporate law.

102 Prudential plc Annual Report 2007

During 2007, the Committee consulted with investors regarding Michael McLintock’s remuneration structure and incentive award levels and a proposed new long-term incentive plan, which shareholders will be requested to approve at the Annual General Meeting. The Committee keeps the remuneration policy under review to ensure it is effectively aligned with the performance and development of Prudential’s business. To that end the Committee will undertake a review in 2008 of our remuneration arrangements for the executive directors and senior executives. The Committee will consult with major shareholders should any material changes or new proposals be made.

I continue to be confident the Committee’s approach aligns with shareholder interests, as well as rewarding Prudential’s executive directors appropriately for their performance.

Bridget Macaskill

Chairman, Remuneration Committee

13 March 2008

The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Company Secretary.

Directors’ Remuneration Regulations

The 2007 Directors’ Remuneration Report has been approved by the Board and, as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve it. This report complies with the requirements of the Regulations and KPMG Audit Plc has audited the sections contained on pages 114 to 123. During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors’ remuneration. 103

Directors’ remuneration report

Directors’ remuneration report

For year ended 31 December 2007

continued

Remuneration Policy for executive directors

The Company’s Remuneration Policy applies the Remuneration Principles as described in the letter from the Chairman of the Remuneration Committee, including the principle of thinking globally whilst acting locally. The remuneration structures of the individual executive directors therefore reflect their different roles and locations.

Total remuneration levels are set by reference to the levels in their relevant markets.

Elements of remuneration

Total remuneration for our executive directors is made up of the elements set out below. All elements are reviewed annually.

Element

Purpose

Measures

Practice

Salary

Provides part of the guaranteed element of remuneration necessary to recruit and retain the best people for our business.

Scope of role and market position, as well as individual’s contribution and experience, taking into account total remuneration, market movement of salaries in comparator organisations.

Market position compared with companies of similar size and complexity to Prudential, for example from the FTSE 50 for UK-based remuneration, UK-based asset management companies for M&G and US insurers for US-based remuneration.

The Remuneration Committee reviews salaries annually. Any changes in basic salary for the Group Chief Executive and the executive directors are effective from 1 January.

Annual bonus

Rewards the achievement of business results and individual objectives in a given year.

Group financial measures Business unit financial measures and Individual contribution.

Executive directors have annual incentive plans based on the achievement of annual performance measures taken from the Company’s business plans and individual contributions. Awards are payable in cash up to the following levels, and for any award above these levels in the form of deferred shares.

— Group Chief Executive – cash up to 75 per cent of salary

— Group Finance Director and the Chief Executives of UK and Asia – cash up to 50 per cent of salary

— Chief Executive of Jackson – cash up to 100 per cent of salary

— Chief Executive of M&G – half of any award above £500,000 will be in the form of deferred shares (see the section on the proposals for Michael McLintock’s remuneration on page 108).

In all cases the deferred shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period. Bonuses awarded are not pensionable.

In addition, the Chief Executive of Jackson National Life Insurance Company (Jackson) receives a percentage of a cash-based senior management bonus pool determined by profits of Jackson for the year.

Long-term incentive

Rewards related to achieving success for shareholders over a three year period.

Group – relative TSR performance against peer group Business – internal measures which contribute to increasing shareholder capital.

All executive directors are provided with awards under the Group Performance Share Plan and those heading businesses have additional long-term incentive plans relating to their businesses (the Business Unit Performance Plans or in the case of the Chief Executive of M&G the proposed M&G Executive LTIP described on page 108). For full details of the plans for the other executive directors see the section on ‘Executive directors’ long-term incentive plans’ on page 105.

Prudential plc Annual Report 2007

| Element | Purpose | Measures | Practice |
|---|---|---|---|
| All-employee share plans | Allows for all employees to participate in the success of the Company. | The structure of plans is determined by market practice and local legislation. | Executive directors are eligible to participate in all-employee plans on the same basis as other employees. Further details are set out in the section on 'All-employee plans' on page 106. |
| Benefits | Provide another guaranteed element set at an appropriate level compared with peers. | Determined by market comparison/practice. | Executive directors receive certain benefits for example participation in medical insurance schemes, the provision of a cash allowance for a car and in some cases the use of a car and driver and security arrangements. No benefits are pensionable. Executive directors are entitled to participate in certain M&G investment products on the same terms as available to other members of staff. |
| Pension | Provides income in retirement. | Determined by market comparison/practice. No new executive directors appointed since June 2003 participate in defined benefit pension plans. | It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of company contribution is related to competitive practice in the executive directors' employment markets. The executive directors' pension arrangements and life assurance provisions are set out in the 'Directors' pensions and life assurance' section on pages 122 and 123. |

Directors' remuneration report

## Executive directors' long-term incentive plans

All long-term incentive arrangements relating to executive directors have a performance period of three years. Shares released from all the Company's long-term plans are currently purchased in the open market through a trust for the benefit of qualifying employees.

### *Group Performance Share Plan (Group PSP)*

The Group PSP delivers shares to participants subject to performance over a three-year period. The performance measure for the award is Prudential's Total Shareholder Return (TSR) performance over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison. The vesting schedule is set out in the following table and graph. The unvested portion of any award lapses. The Committee reviews the peer companies annually and for the 2007 awards decided to include Standard Life (which became a public company for the first time in 2006). No further changes were made to the comparator companies for the 2008 awards. Companies in the index for 2007 and 2008 are: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

| Prudential's TSR relative to the index at the end of the performance period | Percentage of award that vests |
|---|---|
| Less than index return | 0% |
| Index return | 25% |
| Index return x 110% | 75% |
| Index return x 120% | 100% |


Percentage of award that vests
100%
75%
50%
25%
0%
100%
110%
120%
TSR of Prudential compared with TSR of the index

The Remuneration Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion.

To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

105

# Directors' remuneration report
For year ended 31 December 2007
continued

***Business Unit Performance Plans (BUPPs)***

For executive directors with regional responsibilities, this plan delivers share and cash-based awards, subject to a three-year performance period. The performance measure under the BUPPs is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value (EEV) basis (using the EEV Principles for reporting adopted by European insurance companies) for each regional business unit. Payouts depend on the increase in SCV over the performance period, with the required growth rates being different for each of Prudential's business regions to reflect the relative maturity of the markets and the different business environments. The vesting schedules are set out in the table below. The unvested portion of any award lapses.

| | Compound annual growth in Shareholder Capital Value over three years | | |
|---|---|---|---|
| Percentage of award that vests | UK | JNL | Asia |
| 0% | <8% | <8% | <15% |
| 30% | 8% | 8% | 15% |
| 75% | 11% | 10% | 22.5% |
| 100% | 14% | 12% | 30% |


Percentage of award that vests
100%
75%
30%
0%
0%
Threshold
Maximum
Compound annual growth in Shareholder Capital Value over three years

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance of each business unit justifies the level of award delivered at the end of the performance period and may adjust vesting levels accordingly at its discretion.

To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

Prudential is intending to change its supplementary basis of reporting from EEV to Market Consistent Embedded Value (MCEV). The development of the MCEV Principles and Guidance by the CFO Forum of European Insurance Companies is currently at an advanced stage and they are likely to be issued by mid 2008.

The Remuneration Committee will keep the targets for the awards under review to ensure that the vesting outcomes are not materially distorted up or down by such a change.

The M&G long-term incentive arrangements for Michael McLintock are discussed on pages 108 and 109.

## All-employee plans

UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years the matching shares are forfeited and if within three years, dividend shares are also forfeited.

## Pensions policy

The executive director employed in the US is eligible to participate in a 401K approved pension scheme, on the same basis as all other US based employees, into which contributions of six per cent of basic salary up to a maximum of US$225,000, were made in 2007. He is also eligible to participate in the profit sharing element of Jackson's IRS-approved Defined Contribution Retirement Plan. The plan is an all-employee plan that provides eligible participants with annual profit sharing, depending on the financial results of Jackson for the plan year, with a maximum of six per cent of salary capped at US$13,200 in 2007.

106 Prudential plc Annual Report 2007

The executive director employed in Asia is eligible to receive a 25 per cent salary supplement for pension purposes.

UK executive directors are offered a combination of HMRC approved pension schemes and supplementary provisions. Participation in the HMRC approved pension schemes is on the same basis as other employees who joined at the same date as the executive director in question. For defined benefit schemes, our policy is to retain a notional scheme earnings cap, set at £108,600 and £112,800 for the 2006/07 and 2007/08 tax years respectively. No employees with employment offers after 30 June 2003 are eligible for membership of any defined benefit schemes.

For UK executive directors hired after 30 June 2003 the Company's policy is to provide a supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors would be eligible to join. This plan has no salary cap.

### Current remuneration structure for executive directors

The structure for the remuneration of Prudential's Group Chief Executive and executive directors will not change between 2007 and 2008, except in the case of Michael McLintock where new arrangements are proposed for 2008, described in detail on page 108. The following table summarising the structure includes the salaries of the executive directors from 1 January 2008 for information.

| | | | | Long Term Incentives | |
|---|---|---|---|---|---|
| | | | Annual Incentive Plan | Group Performance Share Plan | Business Unit Performance Plan |
| Director | Role | Annual Salary from 1 January 2008 | Maximum | Maximum | Maximum |
| Philip Broadley | Group Finance Director | £567,100 | 110% | 160% | n/a |
| Clark Manning note 1 | President & Chief Executive Officer Jackson | US$1,050,000 | c320% | 230% | 230% |
| Michael McLintock note 2 | Chief Executive M&G | £320,000 | –[2] | 100% | –[2] |
| Nick Prettejohn | Chief Executive Prudential UK & Europe | £650,000 | 110% | 130% | 130% |
| Barry Stowe | Chief Executive Prudential Corporation Asia | £550,000 | 110% | 130% | 130% |
| Mark Tucker | Group Chief Executive | £975,000 | 125% | 200% | n/a |

**Notes**

1 In addition to the Annual Bonus Plan, Clark Manning participates in a 10 per cent share of a senior management 'bonus pool based on the profits of Jackson. Clark Manning's annual bonus figure includes a notional figure for his participation in the senior management bonus pool reflecting exceptional performance.

2 The details for Michael McLintock's new arrangements are set out in the section on 'Michael McLintock remuneration arrangements' below. Total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

Directors' remuneration report

107

Directors’ remuneration report

For year ended 31 December 2007

continued

Changes from previous policy

Apart from the change to Michael McLintock’s 2007 LTIP award, which is detailed in the section below, the only change to policy that was made in 2007 was an amendment to the rules covering deferred share awards from annual incentive plans, confirming that the shares would normally be made available at the end of the period and clarifying the treatment of leavers.

Michael McLintock remuneration arrangements

In the 2006 accounts we indicated that the remuneration structures of Michael McLintock would be reviewed in 2007. As a result of this, an additional award was made under the current LTIP in 2007 and a new structure is proposed for 2008.

2007 Long-Term Incentive Award

As a result of this review, it was decided that Michael McLintock’s remuneration was below market for the superior level of performance achieved in recent years. After consulting with shareholders, an LTIP award was made to Michael McLintock under the share section of the current M&G Chief Executive Long-Term Incentive Plan. This plan provides phantom M&G share awards, the value of which depends on the profit and fund performance of M&G over the performance period. The notional starting phantom share price is £1.00. The change in the phantom share price equals the change in M&G profit, modified by the investment performance of M&G over the performance period. For 2007 the face value of the share award was £1,333,000 with an expected value of £1,999,500. The value of the units after three years is paid in cash.

Remuneration arrangements for 2008 onwards

A full review of the remuneration arrangements for Michael McLintock was undertaken in 2007. Our major shareholders were consulted in October and November 2007 on the proposed arrangements to apply from 2008.

Salary and benefits

No change is proposed to Michael McLintock’s salary which is set at a competitive level relative to the asset management sector. Additionally no changes to the benefits policy are proposed for 2008.

Annual bonus

Awards will be made based on M&G’s performance both in absolute terms and relative to its peers with bonus amounts determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector there will be no specified maximum annual bonus award going forward. For 2008, we would not anticipate bonus levels to differ significantly from awards under the current plan for comparable levels of performance.

Any bonus award up to £500,000 will be paid in cash and half of any bonus awarded over £500,000 will be in the form of an award of Prudential shares deferred for three years. Dividends will accumulate during the deferral period on any deferred shares. This deferral policy will be applied to awards from 2008, including the 2007 annual bonus award.

Long-term incentive plans

Group Performance Share Plan

As currently, in 2008 an award of 100 per cent of salary will be made to Michael McLintock under the Group Performance Share Plan.

Proposed new M&G long-term incentive plan

Subject to shareholder approval a new M&G LTIP will be introduced following the Annual General Meeting. Under this plan, awards of phantom shares will be made. The phantom share price at vesting will be determined by the increase or decrease in M&G’s profits over the three year performance period, with a notional starting share price of £1.00.

108 Prudential plc Annual Report 2007

The number of phantom shares in the award will depend on the performance of M&G in the financial year prior to the award being made and an assessment of Michael McLintock’s contribution. Thus the award to be made in 2008 will be related to the business performance in 2007. For median performance, the new plan has been calibrated to provide a similar level of reward as the current plan. In recognition of M&G’s strong performance in 2007, it is proposed that an award of phantom shares with a face value of £1,141,176 and an expected value of £1,940,000 be made in 2008. This award is subject to shareholder approval of the plan.

The number of phantom shares subject to the award will be adjusted at the end of the three-year performance period to take account of the performance of M&G both in terms of appropriate levels of profitability and maintaining strong fund investment performance as follows:

Profit Growth

— Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits over the prior year and the performance period.

— The scaling back will be on a straight-line basis from 0 per cent to 100 per cent of the award between zero profit and the achievement of profits equal to the average.

— No award will vest in the event of a loss or zero profit, irrespective of fund performance.

— No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits over the prior year and the performance period.

Investment Performance

— Where investment performance over the three year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200 per cent of the annual award, which is awarded when top quartile performance is reached.

— Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

The value of the vested shares will be paid in cash after the end of the three-year performance period.

Should Michael McLintock leave the Group, the award will be forfeited unless he were termed a ‘good leaver’ (for instance death, disability or ill health) in which case the award would vest but would be pro-rated based on the number of days employed compared with the total number of days in the performance period. The exit value would be based on the profits and investment performance at the end of the previous financial year.

In the event of a change of control of the Company, the award will remain in place and vest at the end of the normal three-year performance period. The exit value of the award will be underpinned at profit levels projected by the most recently adopted M&G business plan prior to the change of control. If Michael McLintock were to leave within 12 months of a change of control for reasons associated with the change a pro-rated award would vest.

Further details about the plan are set out in the Notice of Annual General Meeting.

Total remuneration limit

In normal circumstances we would not expect Michael McLintock’s total remuneration to exceed three per cent of M&G’s IFRS profits, as currently defined for accounting purposes. Should the Committee ever wish to exceed this percentage it will consult with the Company’s largest shareholders prior to making any awards and disclose in the Directors’ Remuneration Report the reasons, in its opinion, the three per cent cap should be exceeded.

Directors’ remuneration report

Directors’ remuneration report

For year ended 31 December 2007

continued

Service Contracts

Chairman’s letter of appointment and benefits

The Chairman, Sir David Clementi, is paid an annual fee and has a contractual notice period of 12 months by either party. The Chairman participates in a medical insurance scheme, has life assurance cover of four times his annual fees in lieu of death in service and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits. His annualised fee as at 1 January 2008 is £520,000 and his pension allowance is 25 per cent of his fees.

Directors’ service contracts and letters of appointment

Executive directors have contracts that terminate on their normal retirement date. Following the new Age Discrimination legislation in the UK, the normal retirement date for the executive directors except Clark Manning was changed to the date of their 65th birthday. The normal retirement date for Clark Manning is the date of his 60th birthday. The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year’s salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual and long-term incentive plans will vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

Date of contract Notice Period to the Company Notice Period from the Company

Philip Broadley 12 April 2000 12 months 12 months

Clark Manning 7 May 2002 12 months* 12 months*

Michael McLintock 21 November 2001 6 months 12 months

Nick Prettejohn 26 September 2005 12 months 12 months

Barry Stowe 18 October 2006 12 months 12 months

Mark Tucker 24 March 2005 12 months 12 months

*The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning would be entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. Payments of Clark Manning’s salary during the period following the termination of employment would be reduced by the amount of compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period would also be cancelled to the extent that comparable benefits were available to him from these alternative sources.

110 Prudential plc Annual Report 2007

Tidjane Thiam

Tidjane Thiam is due to join Prudential on 25 March 2008 as Chief Financial Officer and will join the Board on the same day.

The appointment as a director will be subject to a vote at the Annual General Meeting in May.

On joining, Tidjane Thiam’s remuneration will be as set out in the following table:

Annual Incentive Plan Group Performance Share Plan

Director Role Annual Salary Maximum Maximum

Tidjane Thiam Chief Financial Officer £650,000 110% 160%

His benefits will be a non-pensionable allowance of £10,000 per annum, in lieu of a company car allowance, medical insurance for himself and his family and the use of a car and driver. Additionally a salary supplement for pension purposes of 25 per cent of his salary and life assurance of four times salary on death in service will be provided.

In order to compensate him for the loss of his 2007 bonus, it was necessary to provide Tidjane Thiam with a cash payment of £325,000 on joining and an award of shares to be deferred for three years with a value of £325,000.

A guarantee has also been provided that his bonus for 2008 will not be less than 100 per cent of his salary. Any amount of bonus paid which is greater than 50 per cent of his salary will be awarded in shares which are deferred for three years. Under the current remuneration policy, an award of 160 per cent of his salary will be made under the Group Performance Share Plan (GPSP). For 2008, in recognition of his appointment he will be made a double award under the GPSP totalling 320 per cent of salary.

In order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long term awards with his previous employer, Tidjane Thiam will receive the following:

— A cash sum on joining in lieu of the 2005 awards which were due to vest in March 2008; and

— two restricted share awards, in lieu of his 2006 and 2007 awards without performance conditions which will vest in March 2009 and 2010, respectively.

These awards will be valued taking the relative share prices of his previous employer at his date of leaving and the Company at his date of joining. Hence the value will be disclosed in the 2008 Directors’ Remuneration Report.

Philip Broadley

Philip Broadley resigned in 2007. In view of his flexibility in agreeing a leaving date after the 2008 Annual General Meeting and for his agreement to act as a consultant for six months post his date of leaving, the Committee agreed the following:

— A total payment of £507,105 to be paid in two tranches in June and December 2008;

— medical insurance and life assurance cover for six months after his leaving date;

— treatment as a ‘good leaver’ in respect of his outstanding share awards. The deferred share awards under his 2006 and 2007 annual incentive plans will be released on his leaving and his outstanding long-term incentive awards will vest according to the rules of the plans in the same way as other recipients of awards, but pro-rated where appropriate for the time worked during the performance period.

All of the above payments after June 2008 are subject to his continuing to be available for consultancy for six months after his leaving date and subject to his compliance with non-solicitation and confidentiality conditions.

Directors’remuneration report

Directors’ remuneration report

For year ended 31 December 2007

continued

Policy on external appointments

Subject to the Group Chief Executive’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director.

Non-executive directors’ letters of appointment

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Date of initial appointment by the Board Commencement date of current term* Expiry date of current term

Sir Winfried Bischoff 2 August 2007 Subject to election at AGM 2008 AGM 2011 (subject to election at AGM 2008)

Keki Dadiseth 1 April 2005 AGM 2005 AGM 2008

Michael Garrett 1 September 2004 AGM 2005 AGM 2008

Ann Godbehere 2 August 2007 Subject to election at AGM 2008AGM 2011 (subject to election at AGM 2008)

Bridget Macaskill 1 September 2003 AGM 2007 AGM 2010

Kathleen O’Donovan 8 May 2003 AGM 2007 AGM 2010

James Ross 6 May 2004 AGM 2005 AGM 2008

Lord Turnbull 18 May 2006 AGM 2006 AGM 2009

*Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

Non-executive directors’ remuneration

Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including committee membership as appropriate. The Board reviews the fees annually and the last change was made in 2007.

The current annual fees for the non-executive directors are as follows:

£

Basic fee 60,000 Audit Committee Chairman – additional fee 40,000 Audit Committee member – additional fee 15,000 Remuneration Committee Chairman – additional fee 22,500 Remuneration Committee member – additional fee 10,000 Senior Independent Director – additional fee 25,000

Currently the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company. Shares are purchased each quarter and are held at least until retirement from the Board.

Annual fee as at 1 January 2008

Sir Winfried Bischoff £60,000

Keki Dadiseth £70,000

Michael Gararett £70,000

Ann Godbehere £75,000

Bridget Macaskill £82,500

Kathleen O’Donovan £100,000

James Ross £95,000

Lord Turnbull £75,000

Directors’ shareholdings

Shareholding guidelines

As a condition of serving, all executive and non-executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment. Non-executive directors also use a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director’s shareholding.

112 Prudential plc Annual Report 2007

Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

| | Guideline Shareholding policy – after five years | Shareholding at 13 March 2008 as a % of salary* |
|---|---|---|
| Philip Broadley | 1 x salary | 143% |
| Clark Manning | 1 x salary | 51% |
| Michael McLintock† | 2 x salary | 792% |
| Nick Prettejohn | 1 x salary | 74% |
| Barry Stowe‡ | 1 x salary | 95% |
| Mark Tucker† | 2 x salary | 248% |

* Based on the share price as at 31 December 2007.
† With an interim target of 1 x salary after three years.
‡ Shareholdings for Barry Stowe include American Depositary Receipts (ADRs). One ADR is equivalent to two Prudential plc shares.

## Directors' shareholdings

The interests of directors in ordinary shares of the Company are set out below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on Other Share Awards on pages 120 and 121, and interests in shares awarded on appointment.

The interests of directors in shares of the Company include changes between 31 December 2007 and 13 March 2008. All interests are beneficial.

| | 1 Jan 2007* | 31 Dec 2007 | 13 Mar 2008 |
|---|---|---|---|
| Sir Winfried Bischoff | 0 | 20,853 | 20,853 |
| Philip Broadley note 1 | 71,599 | 113,621 | 113,696 |
| Sir David Clementi | 33,582 | 48,555 | 48,555 |
| Keki Dadiseth | 5,676 | 21,998 | 21,998 |
| Michael Garrett | 18,113 | 22,079 | 22,079 |
| Ann Godbehere | 0 | 3,753 | 3,753 |
| Bridget Macaskill | 14,858 | 16,922 | 16,922 |
| Clark Manning | 25,589 | 35,546 | 35,546 |
| Michael McLintock | 291,337 | 355,732 | 355,732 |
| Kathleen O'Donovan | 12,331 | 14,346 | 14,346 |
| Nick Prettejohn | 57,730 | 64,118 | 64,118 |
| James Ross | 10,387 | 12,452 | 12,452 |
| Barry Stowe note 2 | 66,678 | 66,678 | 66,678 |
| Mark Tucker | 199,088 | 316,360 | 316,360 |
| Lord Turnbull | 3,885 | 6,035 | 6,035 |

* Or date of appointment if later.

**Notes**

1. The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) and accumulated dividend shares. The total shares included in the table will only be released if the employee remains in employment for three years. For Philip Broadley the total number of Matching Shares at 31 December 2007 was 162.
2. Barry Stowe's interests in shares are made up of 33,339 American Depositary Receipts (representing 66,678 ordinary shares).

## The Directors' Remuneration Report Regulations 2002 (the Regulations)

The line graph below shows the Total Shareholder Return (TSR) of the Company during the five years from 1 January 2003 to 31 December 2007 against the FTSE 100. This comparison was selected as Prudential is a major company in the FTSE 100.

**Prudential TSR v FTSE 100 total returns index**


Total shareholder return %
220
200
180
160
140
120
100
80
60
Dec 2002
Dec 2003
Dec 2004
Dec 2005
Dec 2006
Dec 2007
Prudential (TSR)
FTSE 100 (TRI)

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid.

Note that the table above compares Prudential's TSR performance against the TSR performance of the FTSE 100 index over five years. The performance condition within the Group Performance Share Plan compares Prudential's TSR performance against a group of insurers over three years.

Directors' remuneration report

113

# Directors' remuneration report
## For year ended 31 December 2007
## continued

**Directors' remuneration for 2007**

| | Salary/Fees | Bonus | Benefits* | Cash supplements for pension purposes† | Total Emoluments 2007 | Total Emoluments 2006 including cash supplements for pension purposes‡ | Value of anticipated releases from LTIPs in respect of performance periods ending 31 December 2007§ |
|---|---|---|---|---|---|---|---|
| | £000 | | | | | | |
| **Chairman** | | | | | | | |
| Sir David Clementi | 508 | – | 41 | 127 | 676 | 632 | |
| **Executive directors** | | | | | | | |
| Philip Broadley | 567 | 590 | 56 | 153 | 1,366 | 1,174 | 814 |
| Clark Manning[notes 1,2] | 500 | 1,724 | 16 | – | 2,240 | 1,943 | 2,933 |
| Michael McLintock[note 3] | 320 | 1,780 | 48 | – | 2,148 | 1,938 | 1,280 |
| Mark Norbom (until 14 December 2006)[note 4] | – | – | – | – | – | 1,345 | – |
| Nick Prettejohn (from 1 January 2006)[note 5] | 615 | 615 | 54 | 80 | 1,364 | 1,119 | – |
| Barry Stowe (from 26 September 2006)[notes 6,7] | 500 | 500 | 140 | 125 | 1,265 | 347 | – |
| Mark Tucker[note 8] | 907 | 1,134 | 59 | 227 | 2,327 | 2,089 | 1,588 |
| **Total executive directors** | 3,409 | 6,343 | 373 | 585 | 10,710 | 9,955 | 6,615 |
| **Non-executive directors** | | | | | | | |
| Sir Winfried Bischoff (from 2 August 2007) | 25 | | | | 25 | – | |
| Keki Dadiseth[note 9] | 81 | | | | 81 | 71 | |
| Michael Garrett | 66 | | | | 66 | 56 | |
| Ann Godbehere (from 2 August 2007) | 29 | | | | 29 | – | |
| Bridget Macaskill | 79 | | | | 79 | 65 | |
| Roberto Mendoza (until 17 May 2007) | 24 | | | | 24 | 73 | |
| Kathleen O'Donovan | 98 | | | | 98 | 83 | |
| James Ross | 98 | | | | 98 | 80 | |
| Rob Rowley (until 18 May 2006) | – | | | | – | 35 | |
| Lord Turnbull (from 18 May 2006) | 73 | | | | 73 | 34 | |
| **Total non-executive directors** | 573 | | | | 573 | 497 | |
| **Overall total** | 4,490 | 6,343 | 414 | 712 | 11,959 | 11,084 | 6,615 |

* Benefits include, where provided, cash allowances for cars, the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

† Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on 'Pensions policy' on page 106. The pension arrangements for current executive directors are described in the section on 'Directors' pensions and life assurance' on page 122.

‡ 2006 figures include deferred share awards made from 2006 annual incentive plans which are detailed in the section 'Other Share Awards' on page 120.

§ Value of anticipated LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2007. All executive directors participate in long-term incentive plans and the details of releases for awards with a performance period ending 31 December 2007 are provided in the footnotes to the tables on share awards on pages 116 to 119. Executive directors' participation in all-employee plans are detailed on page 122.

**Notes**

1 It is anticipated that for Clark Manning a deferred share award from the 2007 annual bonus valued at $200,000 will be made. This is included in the 2007 bonus figure.

2 Clark Manning's bonus figure excludes a contribution of £6,745, from a profit sharing plan, which has been made into a 401K retirement plan. This is included in the table on pension contributions on page 123.

3 Michael McLintock's 2007 annual incentive contains a deferral element as described in the section on 'Michael McLintock remuneration arrangements' on page 108. It is anticipated that a deferred share award from the 2007 annual bonus valued at £640,000 will be made. This is included in the 2007 bonus figure.

4 Mark Norbom's directorship with Prudential plc ended on 14 December 2006 but he remained in employment until 31 January 2007. In connection with the termination of his employment he received a payment of £291,000 and nine successive monthly payments of £55,792. He also received private medical and life cover, school fees and club memberships until 31 October 2007 and housing benefits until 5 May 2007.

5 It is anticipated that for Nick Prettejohn a deferred share award from the 2007 annual bonus valued at £307,625 will be made. This is included in the 2007 bonus figure.

6 It is anticipated that for Barry Stowe a deferred share award from the 2007 annual bonus valued at £250,000 will be made. This is included in the 2007 bonus figure.

7 Barry Stowe's benefits include those relating to his expatriate status including costs of £88,288 related to housing.

8 It is anticipated that for Mark Tucker a deferred share award from the 2007 annual bonus valued at £453,600 will be made. This is included in the 2007 bonus figure.

9 Keki Dadiseth was paid allowances totalling £9,400 in 2007 in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the UK.

114 Prudential plc Annual Report 2007

## Executive directors' non-executive director earnings

Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2007, Michael McLintock earned £48,542 from an external company. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for those services.

## Remuneration for 2007

The following sections provide information on payments, outstanding conditional incentive awards and shares released in 2007 for each executive director.

## 2007 Annual Incentive Plan structures

Annual bonus awards for all executive directors are determined by the Company's financial performance and the contribution of the individual. Greater weighting is given to the financial measures. The balance between the Group and business unit measures reflect the Committee's view for each executive director on the structure required to ensure the appropriate focus. The table below sets out the weightings between the Group and Business Unit measures and personal performance.

| | Financial measures | | Personal performance |
|---|---|---|---|
| | Group | Business | |
| Philip Broadley | 80% | – | 20% |
| Clark Manning* | 25% | 65% | 10% |
| Michael McLintock | 10% | 75% | 15% |
| Nick Prettejohn | 20% | 60% | 20% |
| Barry Stowe | 20% | 60% | 20% |
| Mark Tucker | 80% | – | 20% |

* The proportions for Clark Manning relate to his participation in the annual bonus plan and the Jackson Bonus pool which is based on Jackson financial performance. The proportions shown in the table incorporate a notional level for this pool.

## Annual Incentive Plans – Performance in 2007

The main business measures considered by the Remuneration Committee and incorporated into the annual incentive plans are IFRS profit, EEV profit and cash flow. The measures for Jackson are different and are identified later in this section.

The 2007 results under the main business measures were:

| | Group<br>notes 2,3 | UK<br>notes 2,4 | Asia | M&G<br>note 5 |
|---|---|---|---|---|
| IFRS profit from continuing operations | £1,213m | £528m | £246m | £254m |
| EEV profit from long-term business | £2,532m | £859m | £1,046m | – |
| Net cash flow | £-82m | £-142m | £37m | – |

Comparing these with the 2006 results, using constant exchange rates, produces the results set out in the following table.

| | Group | UK | Asia | M&G |
|---|---|---|---|---|
| IFRS profit from continuing operations | Increase of 20% | Increase of 6% | Increase of 17% | Increase of 25% |
| EEV profit from long-term business | Increase of 25% | Increase of 25% | Increase of 34% | – |
| Net cash flow | £22m improvement | £30m improvement | £9m improvement | – |
| | Increase of 21% | Increase of 17% | Increase 32% | |

**Notes**

1 The 2007 and 2006 profit figures (based on reported actual exchange rates) were audited by KPMG. Net cash flow and the conversions at constant exchange rates are not audited.
2 In considering the bonus payments to be made to the executive directors the Committee decided to exclude the effects of Egg such that IFRS profits are from continuing operations. Hence no income from the sale of Egg or operating losses pre-sale are included.
3 2007 Group performance against the metrics included in the executive directors' annual incentive plans was above maximum.
4 UK Net cash flow excludes the With-profits transfer.
5 Michael McLintock's annual bonus plan performance measures include, as well as IFRS profits, growth in retail funds under management and comparative fund investment performance. Performance achieved against IFRS profits was above superior performance and the other two measures were around upper quartile performance.
6 2007 performance of the metrics in the individual business incentive plans were generally significantly above expectation, although Asia results included outcomes between threshold and business plan and a UK result close to business plan.

Directors' remuneration report

115

# Directors' remuneration report
For year ended 31 December 2007
continued

Clark Manning's annual plan includes free cash generated and the result was 21 per cent above business plan levels. Clark Manning also participates in the Jackson Bonus pool which in 2007 was based principally on US GAAP profits (up 26 per cent compared with 2006) and New Business EEV profits (up 19 per cent compared with 2006).

For all the executive directors, individual strategic goals formed the objectives against which individual performance was assessed. These included each executive director's contribution to the Group strategy as a member of the Prudential plc Board and the proper performance of their functional and/or business unit roles.

The Committee is fully satisfied that it has considered each case carefully, applied appropriate judgement and that the bonus award has been made for each executive director taking into account the overall performance of the Company in 2007.

### Directors' outstanding long-term incentive awards

#### *Share-based long-term incentive awards*

The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses.

**Share rights granted under the share-based long-term incentive plans**

| | Plan name | Year of initial award | Conditional share awards outstanding at 1 Jan 2007 (Number of shares) | Conditional awards in 2007 (Number of shares) | Market price at date of original award (pence) | Releases or rights (options) granted upon vesting in 2007 (Number of shares) | Conditional share awards outstanding at 31 Dec 2007 (Number of shares) | Date of end of performance period |
|---|---|---|---|---|---|---|---|---|
| Philip Broadley | Restricted Share Plan | 2004 | 210,713 | | | | –[1] | 31 Dec 06 |
| | Restricted Share Plan | 2005 | 182,983 | | | | 182,983[2] | 31 Dec 07 |
| | Group Performance Share Plan | 2006 | 170,127 | | | | 170,127[3] | 31 Dec 08 |
| | Group Performance Share Plan | 2007 | | 147,559 | 745 | | 147,559[4] | 31 Dec 09 |
| | | | 563,823 | 147,559 | | | 500,669 | |
| Clark Manning | Restricted Share Plan | 2004 | 196,174 | | | | –[1] | 31 Dec 06 |
| | Restricted Share Plan | 2005 | 163,352 | | | | 163,352[2] | 31 Dec 07 |
| | Group Performance Share Plan | 2006 | 241,415 | | | | 241,415[3] | 31 Dec 08 |
| | Business Unit Performance Plan (share element) | 2006 | 120,707 | | | | 120,707 | 31 Dec 08 |
| | Group Performance Share Plan | 2007 | | 191,140 | 745 | | 191,140[4] | 31 Dec 09 |
| | Business Unit Performance Plan (share element) | 2007 | | 95,570 | 745 | | 95,570 | 31 Dec 09 |
| | | | 721,648 | 286,710 | | | 812,184 | |
| Michael McLintock | Restricted Share Plan | 2004 | 67,429 | | | | –[1] | 31 Dec 06 |
| | Restricted Share Plan | 2005 | 58,555 | | | | 58,555[2] | 31 Dec 07 |
| | Group Performance Share Plan | 2006 | 64,199 | | | | 64,199[3] | 31 Dec 08 |
| | Group Performance Share Plan | 2007 | | 52,040 | 745 | | 52,040[4] | 31 Dec 09 |
| | | | 190,183 | 52,040 | | | 174,794 | |

116 Prudential plc Annual Report 2007

Share rights granted under the share-based long-term incentive plans continued

Plan name Year of initial award Conditional share awards outstanding at 1 Jan 2007 (Number of shares) Conditional awards in 2007 (Number of shares) Market price at date of original award (pence) Releases or rights (options) granted upon vesting in 2007 (Number of shares)Conditional share awards outstanding at 31 Dec 2007 (Number of shares) Date of end of performance period

Mark Norbom Restricted Share Plan 2004 200,177 –1 31 Dec 06

Restricted Share Plan 2005 182,983 –5 31 Dec 07

Group Performance Share Plan 2006 144,648 –5 31 Dec 08

Business Unit Performance Plan (share element) 2006 72,324 –5 31 Dec 08 600,132 –

Nick Prettejohn Group Performance Share Plan 2006 149,964 149,9643 31 Dec 08

Business Unit Performance Plan (share element) 2006 74,982 74,982 31 Dec 08

Group Performance Share Plan 2007 130,071 745 130,0714 31 Dec 09

Business Unit Performance Plan (share element) 2007 65,035 745 65,035 31 Dec 09 224,946 195,106 420,052

Barry Stowe Group Performance Share Plan 2007 105,706 745 105,7064 31 Dec 09

Business Unit Performance Plan (share element) 2007 52,853 745 52,853 31 Dec 09

158,559 158,559

Mark Tucker Restricted Share Plan 2005 356,817 356,8172 31 Dec 07

Group Performance Share Plan 2006 337,044 337,0443 31 Dec 08

Group Performance Share Plan 2007 295,067 745 295,0674 31 Dec 09

693,861 295,067 988,928 117

Directors’ remuneration report

# Directors' remuneration report
## For year ended 31 December 2007
## continued

### Cash rights granted under the Business Unit Performance Plan

| | Plan name | Year of initial award | Conditional awards outstanding at 1 Jan 2007 £000 | Conditional awards in 2007 £000 | Payments made in 2007 £000 | Conditional awards outstanding at 31 Dec 2007 £000 | Date of end of performance period |
|---|---|---|---|---|---|---|---|
| Clark Manning | Business Unit Performance Plan (Cash element) | 2006 | 577 | | | 577 | 31 Dec 08 |
| | Business Unit Performance Plan (Cash element) | 2007 | | 624 | | 624 | 31 Dec 09 |
| Mark Norbom | Business Unit Performance Plan (Cash element) | 2006 | 361 | | | –[5] | 31 Dec 08 |
| Nick Prettejohn | Business Unit Performance Plan (Cash element) | 2006 | 374 | | | 374 | 31 Dec 08 |
| | Business Unit Performance Plan (Cash element) | 2007 | | 400 | | 400 | 31 Dec 09 |
| Barry Stowe | Business Unit Performance Plan (Cash element) | 2007 | | 325 | | 325 | 31 Dec 09 |

**Restricted Share Plan awards**
For RSP awards in 2004 and 2005, no rights were granted if the Company's TSR performance as ranked against the comparator group (those companies remaining out of the FTSE 100 at the beginning of the performance period) was at the 50th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

**2007 Awards**
The awards made under the Group Performance Share Plan and the Business Unit Performance Plan in respect of 2007 have a performance period from 1 January 2007 to 31 December 2009.

In determining the 2007 conditional share awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 614.91 pence.

**Group Performance Share Plan**
Awards under the Group Performance Share Plan are described on page 105.

**Business Unit Performance Plan**
Awards under the Business Unit Performance Plan are described on page 106.

**Notes**
Performance levels under current awards at 31 December 2007:

| Note | Plan | Award year | Performance levels under current awards at 31 December 2007 |
|---|---|---|---|
| 1 | Restricted Share Plan | 2004 | The ranking of the Company's TSR was ranked at 56th percentile at the end of the three-year performance period ending on 31 December 2006 and as a result the 2004 awards lapsed. |
| 2 | Restricted Share Plan | 2005 | The ranking of the Company's TSR at the end of the three-year performance period ending on 31 December 2007 was 30th out of the remaining 85 companies in the FTSE 100 (35th percentile) and as a result it is anticipated that options over 62.5 per cent of the maximum number of shares in each award will be made which would result in nil cost options over 114,365 shares for Philip Broadley, 102,095 shares for Clark Manning, 36,597 shares for Michael McLintock and 223,011 shares for Mark Tucker. |
| 3 | Group Performance Share Plan | 2006 | At 31 December 2007 Prudential's TSR performance was 121.4 per cent of the TSR performance of the index. At this performance level, 100 per cent of the maximum award would vest. |
| 4 | Group Performance Share Plan | 2007 | At 31 December 2007 Prudential's TSR performance was 113.1 per cent of the TSR performance of the index. At this performance level, 84 per cent of the maximum award would vest. |
| 5 | Mark Norbom | | The 2005 RSP, 2006 GPSP and the 2006 BUPP awards for Mark Norbom lapsed on the termination of his employment. |

118 Prudential plc Annual Report 2007

### *Business-specific cash-based long-term incentive plans*

Details of all outstanding awards under cash-based long-term incentive plans up to and including 2007 are set out in the table below. The performance period for all awards is three years.

| | Year of initial award | Face value of conditional awards outstanding at 1 Jan 2007 £000 | Conditionally awarded in 2007 £000 | Payments made in 2007 £000 | Face value of conditional awards outstanding at 31 Dec 2007 £000 | Date of end of performance period |
|---|---|---|---|---|---|---|
| **Clark Manning** | | | | | | |
| Business Cash LTIP | 2004 | 1,295 | | 2,013 | – | 31 Dec 06 |
| Business Cash LTIP | 2005 | 1,295 | | | 1,295 | 31 Dec 07 |
| **Michael McLintock** | | | | | | |
| Phantom M&G options | 2000 | 184 | | 403 | – | 31 Dec 02 |
| Phantom M&G options | 2001 | 368 | | | 368 | 31 Dec 03 |
| Phantom M&G options | 2002 | 368 | | | 368 | 31 Dec 04 |
| Phantom M&G options | 2003 | 368 | | | 368 | 31 Dec 05 |
| Phantom M&G options | 2004 | 368 | | | 368 | 31 Dec 06 |
| Phantom M&G shares | 2004 | 225 | | 583 | – | 31 Dec 06 |
| Phantom M&G options | 2005 | 368 | | | 368 | 31 Dec 07 |
| Phantom M&G shares | 2005 | 225 | | | 225 | 31 Dec 07 |
| Phantom M&G options | 2006 | 368 | | | 368 | 31 Dec 08 |
| Phantom M&G shares | 2006 | 225 | | | 225 | 31 Dec 08 |
| Phantom M&G shares | 2007 | | 1,333 | | 1,333 | 31 Dec 09 |
| **Mark Norbom** | | | | | | |
| Business Cash LTIP | 2004 | 713 | | 413 | – | 31 Dec 06 |
| Business Cash LTIP | 2005 | 750 | | | – | 31 Dec 07 |
| **Total cash payments made in 2007** | | | | 3,412 | | |

**Clark Manning**

In 2004 and 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the change in the Prudential plc share price over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be greater or equal to eight per cent compound growth per annum. At this level of performance, the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight line sliding scale.

For the 2004 award the results led to a payment of US$4,028,896. The face values of the awards for Clark Manning are converted at the average exchange rate for 2007 which was US$2.0015 = £1 (2006: US$1.8430 = £1). For the 2005 Business Cash LTIP, the compound annual growth rate in appraisal value was 22.8 per cent and as a result a payment of US$4,416,308 will be made.

**Michael McLintock**

Michael McLintock's 2004, 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

For the 2004 award the phantom share price at the end of the performance period was £2.59. This resulted in a payment from the phantom share award of £582,750 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2005 award, the phantom share price at the end of the performance period was £2.34. This will result in a payment of £526,500 from the share element of the award.

Under the rules of Michael McLintock's 2000 phantom option award, a payment of £402,741 was made at the end of the seven-year exercise period.

Following consultations with shareholders an award with a face value of £1,333,000 was made in 2007 under the share element of the M&G Chief Executive Long-Term Incentive Plan.

**Mark Norbom**

Mark Norbom's awards under the Business Cash LTIP for 2004 vested as a result of Asia's performance and a payment of £412,751 was made in 2007. On the termination of his employment his award under the 2005 Business Cash LTIP lapsed.

Directors' remuneration report

119

# Directors' remuneration report
## For year ended 31 December 2007
## continued

### Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the directors' remuneration table on page 114. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2006 awards the average share price was 681.5 pence.

| | Year of initial grant | Conditional share awards outstanding at 1 Jan 2007 (Number of shares) | Conditionally awarded in 2007 (Number of shares) | Scrip dividends accumulated (Number of shares) | Shares released in 2007 (Number of shares) | Conditional share awards outstanding at 31 Dec 2007 (Number of shares) | Date of end of restricted period | Shares released in 2007 (Number of shares) | Date of release | Market price at original date of award (pence) | Market price at date of vesting or release (pence) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Philip Broadley** | | | | | | | | | | | |
| Deferred 2003 annual incentive award | 2004 | 6,387 | | | 6,387 | – | 31 Dec 06 | 6,387 | 15 Mar 07 | 502 | 675 |
| Deferred 2005 annual incentive award[note 1] | 2006 | 31,954 | | 789 | | 32,743[1,2] | 31 Dec 08 | | | | |
| Deferred 2006 annual incentive award[note 1] | 2007 | | 31,100 | 768 | | 31,686[1,2] | 31 Dec 09 | | | | |
| **Clark Manning** | | | | | | | | | | | |
| Deferred 2006 annual incentive award[note 1] | 2007 | | 9,100 | 224 | | 9,324[1,3] | 31 Dec 09 | | | | |
| **Michael McLintock** | | | | | | | | | | | |
| Deferred 2003 annual incentive award | 2004 | 57,121 | | | 57,121 | – | 31 Dec 06 | 57,121 | 15 Mar 07 | 502 | 675 |
| Deferred 2004 annual incentive award | 2005 | 93,750 | | 2,317 | 96,067 | – | 31 Dec 07 | 96,067 | 31 Dec 07 | 475 | 712 |
| Deferred 2005 annual incentive award[note 1] | 2006 | 84,779 | | 2,095 | | 86,874[1] | 31 Dec 08 | | | | |
| Deferred 2006 annual incentive award[note 1] | 2007 | | 81,438 | 2,012 | | 83,450[1,4] | 31 Dec 09 | | | | |
| **Mark Norbom** | | | | | | | | | | | |
| Awards under appointment terms[note 7] | 2004 | 89,353 | | | 89,353 | –[7] | 01 Jan 07 | 89,353 | 02 Feb 07 | 439 | 705.5 |
| | 2004 | 31,596 | | | | –[7] | 01 Jan 08 | | | | |
| | 2004 | 15,339 | | | | –[7] | 01 Jan 09 | | | | |
| | 2004 | 414,826 | | | 87,403 | –[7] | 20 Feb 13 | 87,403 | 28 Feb 07 | 439 | 673.5 |
| Deferred 2004 annual incentive award[note 1] | 2005 | 33,965 | | | 33,965 | –[7] | 31 Dec 07 | 33,965 | 08 Feb 07 | 475 | 715 |
| Deferred 2005 annual incentive award[note 1] | 2006 | 18,306 | | | 18,306 | –[7] | 31 Dec 08 | 18,306 | 08 Feb 07 | 715.5 | 715 |

120 Prudential plc Annual Report 2007

## Other share awards continued

| | Year of initial grant (Number of shares) | Conditional share awards outstanding at 1 Jan 2007 (Number of shares) | Conditionally awarded in 2007 (Number of shares) | Scrip dividends accumulated (Number of shares) | Shares released in 2007 (Number of shares) | Conditional share awards outstanding at 31 Dec 2007 (Number of shares) | Date of end of restricted period | Shares released in 2007 (Number of shares) | Date of release | Market price at original date of award (pence) | Market price at date of vesting or release (pence) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Nick Prettejohn** | | | | | | | | | | | |
| Awards under appointment terms[note 8] | 2006 | 16,000 | | | 16,000 | – | 31 Oct 07 | 16,000 | 31 Oct 07 | 627.5 | 712 |
| | | 5,500 | | | | 5,500 | 31 Oct 08 | | | | |
| Deferred 2006 annual incentive award[note 1] | 2007 | | 11,837 | 291 | | 12,128[1,5] | 31 Dec 09 | | | | |
| **Barry Stowe** | | | | | | | | | | | |
| Awards under appointment terms[note 9] | 2006 | 7,088 | | | 7,088 | – | 01 May 07 | 7,088 | 01 May 07 | 702 | 746 |
| | | 7,088 | | | | 7,088 | 01 May 08 | | | | |
| | | 7,088 | | | | 7,088 | 01 May 09 | | | | |
| | | 28,706 | | | | 28,706 | 01 Sept 09 | | | | |
| | | 7,088 | | | | 7,088 | 01 Jan 10 | | | | |
| | | 2,110 | | | | 2,110 | 01 May 10 | | | | |
| **Mark Tucker** | | | | | | | | | | | |
| Deferred 2005 annual incentive award[note 1] | 2006 | 37,206 | | 919 | | 38,125[1] | 31 Dec 08 | | | | |
| Deferred 2006 annual incentive award[note 1] | 2007 | | 72,302 | 1,786 | | 74,088[1,6] | 31 Dec 09 | | | | |

**Notes**

1 Under the annual bonus plans, the element of bonus for performance above specified levels are made in the form of a share award deferred for three years. The value of the 2006 deferred share award is included in the total 2006 figure in the Directors' Remuneration table on page 114.

2 In 2007, a deferred share award from his 2006 annual bonus valued at £211,947 was made to Philip Broadley. This is included in the 2006 total in the Directors' Remuneration table on page 114. Under the terms agreed on his leaving the Company, the outstanding deferred awards to Philip Broadley will be released after his termination date.

3 In 2007, a deferred share award from his 2006 annual bonus valued at US$121,360 was made to Clark Manning. This is included in the 2006 total in the Directors' Remuneration table on page 114. The exchange rate used was US$1.8430 = £1.

4 In 2007, a deferred share award from his 2006 annual bonus valued at £555,000 was made to Michael McLintock. This is included in the 2006 total in the Directors' Remuneration table on page 114.

5 In 2007, a deferred share award from his 2006 annual bonus valued at £80,673 was made to Nick Prettejohn. This is included in the 2006 total in the Directors' Remuneration table on page 114.

6 In 2007, a deferred share award from his 2006 annual bonus valued at £492,744 was made to Mark Tucker. This is included in the 2006 total in the Directors' Remuneration table on page 114.

7 Mark Norbom's deferred shares under the 2004 Annual Incentive Plan (33,965 shares) and 2005 Annual Incentive Plan (18,306 shares) were released to him in February 2007. In addition, the 89,353 employer replacement shares which vested on 1 January 2007 were released and the Remuneration Committee exercised its discretion to allow a further 87,403 shares out of his awards under the appointment terms to vest, representing the proportion of the performance period which Mark Norbom had worked in respect of his pension replacement shares. Awards over 374,358 shares granted under the terms of Mark Norbom's appointment lapsed.

8 In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

9 In order to secure the appointment of Barry Stowe and to compensate him for the loss of substantial amounts of outstanding long-term remuneration, he was awarded rights to Prudential plc American Depositary Receipts, that vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

In order to compensate for the loss of share options, Barry Stowe was also awarded 1,255 Prudential plc ADRs in 2007.

Directors' remuneration report

121

# Directors' remuneration report
## For year ended 31 December 2007
## continued

### Outstanding share options

Options outstanding under the Savings-Related Share Option (SAYE) Scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

| | Year of initial grant | Options out-standing at 1 Jan 2007 | Exercised in 2007 | Market price on exercise date (pence) | Options forfeit in 2007 | Options granted in 2007 | Options out-standing at 31 Dec 2007 | Market price at 31 Dec 2007 (pence) | Original exercise price (pence) | Exercise price adjusted for 2004 Rights Issue (pence) | Earliest exercise date | Latest exercise date |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Philip Broadley | 2000 | 2,716 | 2,716 | 763.5 | | | – | | 364 | 346 | 01 Jun 07 | 30 Nov 07 |
| Michael McLintock | 2003 | 6,153 | | | | | 6,153 | 712 | 280 | 266 | 01 Jun 08 | 30 Nov 08 |
| Nick Prettejohn | 2006 | 661 | | | | | 661 | 712 | 565 | n/a | 01 Jun 09 | 30 Nov 09 |
| Mark Tucker | 2005 | 2,297 | | | | | 2,297 | 712 | 407 | n/a | 01 Dec 08 | 31 May 09 |

**Notes**

1 Gains of £11,339 were made by directors in 2007 on the exercise of share options. (2006: nil).
2 No price was paid for the award of any option.
3 The highest and lowest share prices during 2007 were 811 pence and 618 pence respectively.

### Dilution

Prudential currently meets its obligations under its share plans by funding an employee trust which acquires shares on the open market either at the time of grant or by maintaining sufficient shares in the trust to meet the requirements as awards vest. Shares relating to options granted under all-employee share plans are satisfied by new issue shares. The combined dilution from all outstanding options at 31 December 2007 was 0.1 per cent of the total share capital at the time.

### Directors' pensions and life assurance

The pensions policy is set out on page 106. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

Philip Broadley participates in a non-contributory scheme that provides a pension of one-sixtieth of Final Pensionable Earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of two-thirds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (6 April 2006).

Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a HMRC approved scheme. They are also provided with life assurance cover of four times salary.

Nick Prettejohn is paid a salary supplement and he is a member of the staff defined contribution pension plan, which provides death in service benefits including life assurance of four times salary. The Company contributions to the pension plan and his salary supplement are in total 25 per cent of his salary.

Mark Tucker is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401K plan). He is also provided with life assurance cover of two times salary.

Barry Stowe is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

Where supplements for pension purposes are paid in cash, the amounts are included in the table on Directors' Remuneration on page 114.

122 Prudential plc Annual Report 2007

## Directors' pensions and life assurance continued

Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table.

| | Age at 31 Dec 2007 | Years of pensionable service at 31 Dec 2007 | Accrued benefit at 31 Dec 2007 £000 | Additional pension earned during year ended 31 Dec 2007: Ignoring inflation on pension earned to 31 Dec 2006 note 1 £000 | Additional pension earned during year ended 31 Dec 2007: Allowing for inflation on pension earned to 31 Dec 2006 note 2 £000 | Transfer value of accrued benefit at 31 Dec note 3: 2007 B £000 | Transfer value of accrued benefit at 31 Dec note 3: 2006 A £000 | Amount of (B-A) less contributions made by directors during 2007 £000 | Contributions to pension and life assurance arrangements note 4 £000 |
|---|---|---|---|---|---|---|---|---|---|
| Sir David Clementi | 58 | – | – | – | – | – | – | – | 15 |
| Philip Broadley | 46 | 7 | 14 | 2 | 2 | 135 | 111 | 24 | – |
| Clark Manning | 49 | – | – | – | – | – | – | – | 15 |
| Michael McLintock | 46 | 15 | 38 | 3 | 4 | 435 | 397 | 25 | 91 |
| Nick Prettejohn | 47 | – | – | – | – | – | – | – | 74 |
| Barry Stowe | 50 | – | – | – | – | – | – | – | – |
| Mark Tucker | 50 | – | – | – | – | – | – | – | 11 |

**Notes**

1 As required by Stock Exchange Listing rules.
2 As required by the Companies Act remuneration regulations.
3 The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
4 Supplements in the form of cash are included in the Directors' Remuneration table on page 114.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,163,687 (2006: £1,161,410) of which £166,557 (2006: £138,937) related to money purchase schemes.

Signed on behalf of the Board of directors

**Bridget Macaskill**
Chairman, Remuneration Committee
13 March 2008

**Sir David Clementi**
Chairman
13 March 2008

Directors' remuneration report

123

# Summary of statutory and supplementary IFRS and EEV basis results

## Year ended 31 December 2007

The following tables and referenced disclosure notes show the results reported in the statutory financial statements on pages 127 to 299 and supplementary EEV basis results on pages 302 to 332. This page does not form part of the statutory financial statements.

### International Financial Reporting Standards (IFRS) basis results

#### Statutory IFRS basis results

| | Primary statement or note reference | Page | 2007 | 2006 |
|---|---|---|---|---|
| Profit after tax attributable to equity holders of the Company | IFRS income statement | 127 | £1,022m | £874m |
| Basic earnings per share | IFRS income statement | 127 | 41.8p | 36.2p |
| Dividends per share declared and paid in reporting period | IFRS note B3 | 155 | 17.42p | 16.44p |
| Shareholders' equity, excluding minority interests | IFRS balance sheet | 131 | £6,201m | £5,488m |

#### Supplementary IFRS basis information

| | Primary statement or note reference | Page | 2007 | 2006 |
|---|---|---|---|---|
| Operating profit from continuing operations based on longer-term investment returns | IFRS note B1 | 152 | £1,213m | £1,050m |
| Short-term fluctuations in investment returns | IFRS note B1 | 152 | £(137)m | £155m |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | IFRS note B1 | 152 | £90m | £167m |
| Profit from continuing operations before tax attributable to shareholders (including actual investment returns) | IFRS income statement IFRS note B1 | 127 and 152 | £1,166m | £1,372m |
| Operating earnings per share from continuing operations after related tax and minority interests | IFRS note B2 | 154 | 33.8p | 30.9p |
| Dividends per share in respect of the reporting period (including interim dividend of 5.70p (2006: 5.42p) and final dividend of 12.30p (2006: 11.72p) declared after the end of the reporting period) | IFRS note B3 | 155 | 18.00p | 17.14p |

### Supplementary European Embedded Value (EEV) basis results

| | Primary statement or note reference | Page | 2007 | 2006 |
|---|---|---|---|---|
| Operating profit from continuing operations based on longer-term investment returns | EEV income statement | 303 | £2,542m | £2,133m |
| Short-term fluctuations in investment returns | EEV income statement | 303 | £174m | £738m |
| Mark to market value movements on core borrowings | EEV income statement | 303 | £223m | £85m |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | EEV income statement | 303 | £116m | £207m |
| Effect of changes in economic assumptions and time value of cost of options and guarantees | EEV income statement | 303 | £748m | £59m |
| Profit before tax from continuing operations | | | £3,803m | £3,222m |
| Operating earnings per share from continuing operations after related tax and minority interests | EEV note 14 | 321 | 74.9p | 62.1p |
| Basic earnings per share | EEV earnings per share | 303 | 125.2p | 91.7p |
| Shareholders' equity, excluding minority interests | EEV balance sheet | 304 | £14.8bn | £11.9bn |

**Notes**

*IFRS basis results* The preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2006 results and financial statements.

*EEV basis results* The EEV basis results are extracted from supplementary information and are not results that form part of the Group's financial statements.

*Supplementary information* The results shown above distinguish 'operating profits based on longer-term investment returns' from 'profits before tax'. The reconciling items are presented in accordance with the Group's policy as described in the Group's financial statements and supplementary information. Items excluded from operating profit based on longer-term investment returns represent primarily the effects of altered investment market conditions (short-term fluctuations) and actuarial gains and losses on defined benefit pension schemes. For EEV, the operating profit based on longer-term investment returns figure also excludes the mark to market value movements on core borrowings, the effect of changes in economic assumptions and the time value of the cost of options and guarantees.

124 **Prudential plc** Annual Report 2007

Financial statements and European Embedded Value (EEV) basis supplementary information

126 Index to Group financial statements

127 Consolidated income statement

128 Consolidated statement of changes in equity

130 Consolidated balance sheet

132 Consolidated cash flow statement

133 Notes on the Group financial statements

290 Balance sheet of the parent company

291 Notes on the parent company financial statement

300 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

301 Independent auditor’s report to the members of Prudential plc

302 EEV basis supplementary information

306 Notes on the EEV basis supplementary information

333 Statement of directors’ responsibilities in respect of the EEV basis supplementary information

334 Independent auditor’s report to Prudential plc on the EEV basis statements supplementary information

Financial statements

Index to Group financial statements

Primary statements

127 Consolidated income statement

128 Consolidated statement of changes in equity 130 Consolidated balance sheet 132 Consolidated cash flow statement

Notes on the Group financial statements

Section A: Background 133 A1: Nature of operations 133 A2: Basis of preparation

133 A3: Critical accounting policies, estimates and judgements 139 A4: Significant accounting policies 150 A5: New accounting pronouncements

Section B: Summary of results

152 B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders 154 B2: Earnings per share 155 B3: Dividends 156 B4: Exchange translation 156 B5: New business 159 B6: Group balance sheet 164 B7: Internal funds under management

Section C: Group risk management 165 C: Group risk management

Section D: Life assurance businesses 169 D1: Group overview 177 D2: UK insurance operations 189 D3: US insurance operations 204 D4: Asian insurance operations

212 D5: Capital position statement for life assurance businesses

Section E: Asset management

(including US broker dealer) and other operations 222 E1: Income statement for asset management operations 223 E2: Balance sheet for asset management operations 224 E3: Regulatory capital positions 224 E4: Sensitivity of profit and equity to market and other financial risk 224 E5: Other operations

Section F: Income statement notes 225 F1: Segmental information 226 F2: Revenue

227 F3: Acquisition costs and other operating expenditure 227 F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations 227 F5: Tax

Section G: Financial assets and liabilities

233 G1: Financial instruments – designation and fair values 237 G2: Market risk 242 G3: Derivatives and hedging 245 G4: Derecognition, securitisation and collateral 245 G5: Impairment of financial assets

Section H: Other information on balance sheet items 246 H1: Intangible assets attributable to shareholders

248 H2: Intangible assets attributable to the PAC with-profits fund 249 H3: Reinsurers’ share of insurance contract liabilities 249 H4: Tax assets and liabilities 251 H5: Accrued investment income and other debtors 252 H6: Property, plant and equipment 253 H7: Investment properties 255 H8: Investments in associates and joint ventures 257 H9: Assets and liabilities held for sale 257 H10: Cash and cash equivalents 257 H11: Shareholders’ equity: Share capital, share premium and reserves 259 H12: Insurance contract liabilities and unallocated surplus of with-profits funds 259 H13: Borrowings 262 H14: Provisions and contingencies 266 H15: Other liabilities

Section I: Other notes 267 I1: Staff and pension plans 276 I2: Share-based payments

280 I3: Key management remuneration 280 I4: Fees payable to auditor 281 I5: Related party transactions 281 I6: Subsidiary undertakings 284 I7: Commitments 284 I8: Cash flows

Section J: Discontinued banking operations

285 J1: Income statement for discontinued banking operations 286 J2: Balance sheet for discontinued banking operations 286 J3: Risk management overview 286 J4: Maturities of assets and liabilities and liquidity risk 287 J5: Losses on loans and advances 288 J6: Market risk 288 J7: Credit risk 289 J8: Capital position

Parent company

290 Balance sheet of the parent company

291 Notes on the parent company financial statements 300 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements 301 Independent auditor’s report to the members of Prudential plc

European Embedded Value (EEV) basis supplementary information

302 Operating profit from continuing operations based on longer-term investment returns 303 Summarised consolidated income statement – EEV basis 303 Earnings per share – EEV basis 303 Dividends per share 304 Movement in shareholders’ equity (excluding minority interests) – EEV basis 305 Summarised consolidated balance sheet – EEV basis 306 Notes on the EEV basis supplementary information 333 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information 334 Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

126 Prudential plc Annual Report 2007

Consolidated income statement Year ended 31 December 2007 Note 2007 £m 2006 £m Gross premiums earned 18,359 16,157 Outward reinsurance premiums (171) (171) Earned premiums, net of reinsurance F2 18,188 15,986 Investment income F2 12,221 17,128 Other income F2 2,457 1,917 Total revenue, net of reinsurance F1, F2 32,866 35,031 Benefits and claims (26,210) (25,981) Outward reinsurers’ share of benefits and claims (20) (144) Movement in unallocated surplus of with-profits funds H12 (760) (2,296) Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance (26,990) (28,421) Acquisition costs and other operating expenditure F3 (4,523) (4,212) Finance costs: interest on core structural borrowings of shareholder-financed operations F4 (168) (177) Total charges, net of reinsurance F1 (31,681) (32,810) Profit before tax* 1,185 2,221 Tax attributable to policyholders’ returns (19) (849) Profit before tax attributable to shareholders B1 1,166 1,372 Tax expense F5 (401) (1,241) Less: tax attributable to policyholders’ returns 19 849 Tax attributable to shareholders’ profits F5 (382) (392) Profit from continuing operations after tax 784 980 Discontinued operations (net of tax) J1 241 (105) Profit for the year 1,025 875 Attributable to: Equity holders of the Company 1,022 874 Minority interests 3 1 Profit for the year 1,025 875 Earnings per share Basic (based on 2,445m and 2,413m shares respectively): Based on profit from continuing operations attributable to the equity holders of the Company 31.9p 40.5p Based on profit (loss) from discontinued operations attributable to the equity holders of the Company 9.9p (4.3)p 41.8p 36.2p Diluted (based on 2,448m and 2,416m shares respectively): Based on profit from continuing operations attributable to the equity holders of the Company 31.9p 40.5p Based on profit (loss) from discontinued operations attributable to the equity holders of the Company 9.8p (4.3)p 41.7p 36.2p *Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits. statements Financial The presentation of the 2006 comparative results has been adjusted to reclassify Egg as discontinued operations. Primary statements 127

# Consolidated statement of changes in equity

## Year ended 31 December 2007

| | Note | 2007 £m<br>Share capital | Share premium | Retained earnings | Translation reserve | Available-for-sale securities reserve | Hedging reserve | Share-holders' equity | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Reserves** | | | | | | | | | | |
| Profit for the year | | | | 1,022 | | | | 1,022 | 3 | 1,025 |
| Items recognised directly in equity: | | | | | | | | | | |
| Exchange translation movements | B4 | | | | 11 | | | 11 | | 11 |
| Movement on cash flow hedges | | | | | | | (3) | (3) | | (3) |
| Unrealised valuation movements on Egg securities classified as available-for-sale | | | | | | (2) | | (2) | | (2) |
| Unrealised valuation movements on US life operations securities classified as available-for-sale: | D3(a) | | | | | | | | | |
| Unrealised holding losses arising during the year | | | | | | (231) | | (231) | | (231) |
| Less gains included in the income statement | | | | | | (13) | | (13) | | (13) |
| | | | | | | (244) | | (244) | | (244) |
| Related change in amortisation of deferred income and acquisition costs | | | | | | 88 | | 88 | | 88 |
| Related tax | | | | | 2 | 53 | 1 | 56 | | 56 |
| Total items of income and expense recognised directly in equity | | | | | 13 | (105) | (2) | (94) | | (94) |
| Total income and expense for the year | | | | 1,022 | 13 | (105) | (2) | 928 | 3 | 931 |
| Dividends | B3 | | | (426) | | | | (426) | (5) | (431) |
| Reserve movements in respect of share-based payments | | | | 18 | | | | 18 | | 18 |
| Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments | | | | | | | | | (28) | (28) |
| **Share capital and share premium** | | | | | | | | | | |
| New share capital subscribed | H11 | 1 | 181 | | | | | 182 | | 182 |
| Transfer to retained earnings in respect of shares issued in lieu of cash dividends | H11 | | (175) | 175 | | | | | | |
| **Treasury shares** | | | | | | | | | | |
| Movement in own shares in respect of share-based payment plans | | | | 7 | | | | 7 | | 7 |
| Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS | | | | 4 | | | | 4 | | 4 |
| Net increase (decrease) in equity | | 1 | 6 | 800 | 13 | (105) | (2) | 713 | (30) | 683 |
| At beginning of year | | 122 | 1,822 | 3,640 | (125) | 27 | 2 | 5,488 | 132 | 5,620 |
| **At end of year** | | 123 | 1,828 | 4,440 | (112) | (78) | – | 6,201 | 102 | 6,303 |

128 Prudential plc Annual Report 2007

| | Note | Share capital | Share premium | Retained earnings | Translation reserve | Available-for-sale securities reserve | Hedging reserve | Share-holders' equity | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 £m | | | | | | | | | |
| **Reserves** | | | | | | | | | | |
| Profit for the year | | | | 874 | | | | 874 | 1 | 875 |
| Items recognised directly in equity: | | | | | | | | | | |
| Exchange movements | B4 | | | | (224) | | | (224) | | (224) |
| Movement on cash flow hedges | | | | | | | 7 | 7 | | 7 |
| Unrealised valuation movements on Egg securities classified as available-for-sale | | | | | | (2) | | (2) | | (2) |
| Unrealised valuation movements on US life operations securities classified as available-for-sale: | D3(a) | | | | | | | | | |
| Unrealised holding losses arising during the year | | | | | | (208) | | (208) | | (208) |
| Less losses included in the income statement | | | | | | 7 | | 7 | | 7 |
| | | | | | | (201) | | (201) | | (201) |
| Related change in amortisation of deferred income and acquisition costs | | | | | | 75 | | 75 | | 75 |
| Related tax | | | | | (74) | 50 | (2) | (26) | | (26) |
| Total items of income and expense recognised directly in equity | | | | | (298) | (78) | 5 | (371) | | (371) |
| Total income and expense for the year | | | | 874 | (298) | (78) | 5 | 503 | 1 | 504 |
| Dividends | B3 | | | (399) | | | | (399) | | (399) |
| Reserve movements in respect of share-based payments | | | | 15 | | | | 15 | | 15 |
| Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments | | | | | | | | | 43 | 43 |
| Acquisition of Egg minority interests | I6 | | | (167) | | | | (167) | (84) | (251) |
| **Share capital and share premium** | | | | | | | | | | |
| New share capital subscribed | H11 | 3 | 333 | | | | | 336 | | 336 |
| Transfer to retained earnings in respect of shares issued in lieu of cash dividends | H11 | | (75) | 75 | | | | | | |
| **Treasury shares** | | | | | | | | | | |
| Movement in own shares in respect of share-based payment plans | | | | 6 | | | | 6 | | 6 |
| Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS | | | | 0 | | | | 0 | | 0 |
| Net increase (decrease) in equity | | 3 | 258 | 404 | (298) | (78) | 5 | 294 | (40) | 254 |
| At beginning of year | | 119 | 1,564 | 3,236 | 173 | 105 | (3) | 5,194 | 172 | 5,366 |
| **At end of year** | | 122 | 1,822 | 3,640 | (125) | 27 | 2 | 5,488 | 132 | 5,620 |

Primary statements
Financial statements

129

Consolidated balance sheet 31 December 2007 Assets Note 2007 £m 2006 £m Intangible assets attributable to shareholders: Goodwill H1(a) 1,341 1,341 Deferred acquisition costs and other intangible assets H1(b) 2,836 2,497 Total 4,177 3,838 Intangible assets attributable to PAC with-profits fund: In respect of acquired subsidiaries for venture fund and other investment purposes H2(a) 192 830 Deferred acquisition costs H2(b) 19 31 Total 211 861 Total 4,388 4,699 Other non-investment and non-cash assets: Property, plant and equipment H6 1,012 1,133 Reinsurers’ share of insurance contract liabilities H3 783 945 Deferred tax assets H4 925 1,012 Current tax recoverable H4 285 404 Accrued investment income G1,H5 2,023 1,900 Other debtors G1,H5 1,297 1,052 Total 6,325 6,446 Investments of long-term business, banking and other operations: Investment properties H7 13,688 14,491 Investments accounted for using the equity method H8 12 6 Financial investments: G1 Loans 7,924 13,754 Equity securities and portfolio holdings in unit trusts 86,157 78,892 Debt securities 83,984 81,719 Other investments 4,396 3,220 Deposits 7,889 7,759 Total 204,050 199,841 Held for sale assets H9 30 463 Cash and cash equivalents G1,H10 4,951 5,071 Total assets B6 219,744 216,520 130 Prudential plc Annual Report 2007

## Equity and liabilities

| | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| **Equity** | | | |
| Shareholders' equity | H11 | 6,201 | 5,488 |
| Minority interests | | 102 | 132 |
| Total equity | | 6,303 | 5,620 |
| **Liabilities** | | | |
| Banking customer accounts | G1 | – | 5,554 |
| Policyholder liabilities and unallocated surplus of with-profits funds: | | | |
| Insurance contract liabilities | H12 | 132,636 | 123,213 |
| Investment contract liabilities with discretionary participation features | G1 | 29,550 | 28,733 |
| Investment contract liabilities without discretionary participation features | G1 | 14,032 | 13,042 |
| Unallocated surplus of with-profits funds | H12 | 14,351 | 13,599 |
| Total | | 190,569 | 178,587 |
| Core structural borrowings of shareholder-financed operations: | | | |
| Subordinated debt (other than Egg) | H13 | 1,570 | 1,538 |
| Other | H13 | 922 | 1,074 |
| | | 2,492 | 2,612 |
| Egg subordinated debt | H13 | – | 451 |
| Total | G1,H13 | 2,492 | 3,063 |
| Other borrowings: | | | |
| Operational borrowings attributable to shareholder-financed operations | G1,H13 | 3,081 | 5,609 |
| Borrowings attributable to with-profits funds | G1,H13 | 987 | 1,776 |
| Other non-insurance liabilities: | | | |
| Obligations under funding, securities lending and sale and repurchase agreements | G1 | 4,081 | 4,232 |
| Net asset value attributable to unit holders of consolidated unit trusts and similar funds | G1 | 3,556 | 2,476 |
| Current tax liabilities | H4 | 1,237 | 1,303 |
| Deferred tax liabilities | H4 | 3,475 | 3,882 |
| Accruals and deferred income | | 599 | 517 |
| Other creditors | G1 | 1,020 | 1,398 |
| Provisions | H14 | 473 | 464 |
| Other liabilities | G1,H15 | 1,871 | 1,652 |
| Held for sale liabilities | H9 | – | 387 |
| Total | | 16,312 | 16,311 |
| Total liabilities | B6 | 213,441 | 210,900 |
| **Total equity and liabilities** | | 219,744 | 216,520 |

The consolidated financial statements on pages 127 to 289 were approved by the Board of directors on 13 March 2008.

**Sir David Clementi**
Chairman

**Mark Tucker**
Group Chief Executive

**Philip Broadley**
Group Finance Director

Primary statements
Financial statements

131

Consolidated cash flow statement Year ended 31 December 2007 Note 2007 £m 2006 £m Cash flows from operating activities Profit before tax from continuing operations 1,185 2,221 Profit (loss) before tax from discontinued operations (including profit on sale) J1 222 (150) Total profit before tax* 1,407 2,071 Changes in operating assets and liabilities: Investments (11,730) (13,748) Banking customer accounts (9) (276) Other non-investment and non-cash assets (817) (232) Policyholder liabilities (including unallocated surplus) 12,017 13,540 Other liabilities (including operational borrowings) 962 1,136 Interest income and expense and dividend income included in profit before tax (8,201) (10,056) Other non-cash items (140) 198 Operating cash items: Interest receipts 5,541 6,466 Dividend receipts 2,732 3,633 Tax paid (624) (523) Net cash flows from operating activities 1,138 2,209 Cash flows from investing activities Purchases of property, plant and equipment H6 (231) (174) Proceeds from disposal of property, plant and equipment 61 34 Costs incurred on purchase of Egg minority interests – (6) Acquisition of subsidiaries, net of cash balances I6(iv) (77) (70) Disposal of Egg, net of cash balances I6(iii) (538) –Disposal of other subsidiaries, net of cash balances I6(v) 157 114 Deconsolidation of investment subsidiaries I6(v) (91) –Net cash flows from investing activities (719) (102) Cash flows from financing activities Structural borrowings of the Group: I8 Shareholder-financed operations: Issue – –Redemption (150) (1) Interest paid (171) (204) With-profits operations: Interest paid (9) (9) Equity capital: Issues of ordinary share capital H11 6 15 Dividends paid B3 (255) (323) Net cash flows from financing activities (579) (522) Net (decrease) increase in cash and cash equivalents (160) 1,585 Cash and cash equivalents at beginning of year 5,071 3,586 Effect of exchange rate changes on cash and cash equivalents 40 (100) Cash and cash equivalents at end of year H10 4,951 5,071 *Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits. It does not represent profit before tax attributable to shareholders. 132 Prudential plc Annual Report 2007

Notes on the Group financial statements A: Background A1: Nature of operations Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Investment Management Limited and, prior to disposal, Egg Banking plc. On 29 January 2007 the Company announced that it had entered into a binding agreement to sell its Egg banking business to Citi, as described in note I6. On 1 May 2007, the Company completed the sale. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment services. Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance. Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is: Laurence Pountney Hill London EC4R 0HH Registered number: 1397169 A2: Basis of preparation The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group. The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Principles (GAAP). These are presented on pages 290 to 299. A In 2007 the Group adopted IFRS 7, ‘Financial Instruments: Disclosures’, IAS 1 (as amended) and amendment to IFRS 4 Implementation Guidance. The Group has applied all IFRS standards and interpretations adopted by the EU and effective at 31 December 2007. A3: Critical accounting policies, estimates and judgements a Critical accounting policies Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the International Accounting Standards Board (IASB), as opposed to EU-adopted IFRS, no additional adjustments would be required. The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially statements give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies Financial are limited to those described below. The critical accounting policies in respect of the items discussed below are critical for the Group’s results insofar as they relate to the Group’s shareholder-financed business, in particular for Jackson. The policies are not critical in respect of the Group’s with-profits business. Accordingly, explanation is provided in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant. Financial Statements 133

Notes on the Group financial statements A: Background continued A3: Critical accounting policies, estimates and judgements continued The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group’s businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group’s with-profits funds. Insurance contract accounting With the exception of certain contracts described in note D1, the Group’s life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied. In 2005 the Group chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, the main accounting changes that were required for UK with-profits funds were: — Derecognition of deferred acquisition costs and related deferred tax; and — replacement of MSB liabilities with adjusted realistic basis liabilities. The results shown for 2007 and 2006 reflect this basis. Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has opted to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus. For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders’ interest in realised investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses. The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2007 and 2006 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(e)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4. Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group’s supplementary analysis of results described below and in note B1. Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns. For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were: 134 Prudential plc Annual Report 2007

A3: Critical accounting policies, estimates and judgements continued — IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts; — the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions; — the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book; — the complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally — whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39. In this regard, the issues surrounding IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it. Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders’ equity. Presentation of results before tax The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components. Supplementary analysis of results and earnings attributable to shareholders A For shareholder-backed business, with the exception of debt securities held by Jackson and Egg (prior to its sale in 2007) and assets classified as loans and receivables, all financial investments and investment property are designated as fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds are accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns. The Group uses operating profit based on longer-term investment returns as a supplemental measure of its results. The basis of calculation is disclosed in note A4(d). b Critical accounting estimates and judgements Investments Determining the fair value of unquoted investments The Group holds certain financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or by using valuation techniques. The fair values of investments valued using a valuation technique at 31 December 2007 was £9,854 million (2006: £8,211 million). Of this amount statements £5,739 million (2006: £4,503 million) is held by with-profits operations, for which value movements do not affect directly Financial shareholder results, and £4,115 million (2006: £3,708 million) is held by shareholder-backed operations. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. Additional details are explained in note G1. 135

Notes on the Group financial statements A: Background continued A3: Critical accounting policies, estimates and judgements continued Determining impairments relating to financial assets Available-for-sale securities Financial investments carried on an available-for-sale basis are represented by Jackson’s and, prior to the sale of Egg in May 2007, Egg’s debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below amortised cost or if there is any other objective evidence of impairment. The consideration of this requires management’s judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealised losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details are described in note G5. Assets held at amortised cost Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred. The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances. The principal holdings of loans and receivables where credit risk was of particular significance were loans and advances to customers held by Egg. Egg was sold in May 2007. Egg had significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK. The table in note J5 details the movements in the allowance for losses on such loans and advances up to the date of sale. Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances. Insurance contracts Product classification IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits: a that are likely to be a significant portion of the total contract benefits; b whose amount or timing is contractually at the discretion of the insurer; and c that are contractually based on asset or fund performance, as discussed in IFRS 4. Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Group. For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract. 136 Prudential plc Annual Report 2007

A3: Critical accounting policies, estimates and judgements continued Valuation assumptions i Contracts of with-profits funds The Group’s insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority’s (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. The basis of determining liabilities for the Group’s with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders’ equity. A detailed explanation of the basis of liability measurement is contained in note D2(e)(ii). The Group’s other with-profits contracts are written in with-profits funds that operate in some of the Group’s Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit. This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders’ equity. The Company’s obligations and more detail on such circumstances are described in note H14. ii Other contracts Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of A changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described below. Jackson Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 ‘Accounting and Reporting for Insurance Enterprises’ and SFAS 97 ‘Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments’ apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts. Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk statements exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher Financial than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson’s fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. 137

Notes on the Group financial statements A: Background continued A3: Critical accounting policies, estimates and judgements continued Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2007 and 2006 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims. For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation. Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. Asian operations The insurance products written in the Group’s Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions. The principal non-participating business in the Group’s Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £45 million a year. The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost asset is held in the balance sheet. The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending period. At 31 December 2007 and 2006 it has been assumed that the longer-term bond rate will be attained by 31 December 2013. The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate. Details of this sensitivity are shown in note D4(h)(iii). Deferred acquisition costs Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary. The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible. 138 Prudential plc Annual Report 2007

A3: Critical accounting policies, estimates and judgements continued Jackson For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above. Asian operations The key shareholder-backed Asian operation is the Taiwan life business. The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above. Pensions The Group applies the requirements of IAS 19, ‘Employee benefits’, to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions. The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment. In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders’ funds in 2007 reflect the 70/30 ratio applied to the base deficit position as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders’ funds. Deferred tax A Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4. Goodwill Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. A4: Significant accounting policies a Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4) Investment classification Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted under IAS 39, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. The Group holds financial investments on the following bases: statements i Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by Financial management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognised in investment income. 139

Notes on the Group financial statements A: Background continued A4: Significant accounting policies continued ii Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in equity. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from equity to the income statement as realised gains or losses. iii Loans and receivables – this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortised cost using the effective interest method. The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s financial assets except all loans and receivables and debt securities held by Jackson and, prior to its sale in May 2007, Egg. Debt securities held by Jackson and Egg (prior to its sale) are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group’s risk management and investment strategies. The Group uses the trade date method to account for regular purchases and sales of financial assets with the exception of Egg’s loans and advances to customers which were on a settlement day basis. Use of fair values The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Impairments The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortised cost of the asset and its fair value which is removed from the available-for-sale reserve within equity and recognised in the income statement. For loans and receivables carried at amortised cost, the impairment amount is the difference between amortised cost and the present value of the expected cash flows discounted at the original effective interest rate. If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full). Derivatives and hedge accounting Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place: i Hedges of net investments in foreign operations – the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in equity. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in equity is recognised in the income statement on disposal of the foreign operation. ii Fair value hedges – movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement. 140 Prudential plc Annual Report 2007

A4: Significant accounting policies continued iii Cash flow hedges – the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised in equity. Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognised directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss. All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement. The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson. In addition, for 2006 and during 2007 to the date of disposal, the Group also entered into significant derivative transactions for its discontinued banking operations. For the Group’s continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2007 and 2006, are summarised in note G3. For UK with-profits funds the derivative programme is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders’ profit or equity is not affected directly by value movements on the derivatives held. For UK annuity business the derivatives are held as part of the overall matching of asset returns and duration to match, as far as practical, with liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders’ profit or equity. For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. The Group has chosen generally not to seek to construct the Jackson derivative programme so as to facilitate hedge accounting where theoretically possible, under IAS 39. Further details on this aspect of the Group’s financial reporting are described in note A3. Embedded derivatives Embedded derivatives are held by various Group companies including Jackson and, prior to the sale of Egg in the first half of 2007, Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. A Securities lending including repurchase agreements The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit. In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated balance sheet. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis. Derecognition of financial assets and liabilities The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing all of the following conditions are met: statements — The Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the Financial original asset; — the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and — the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay. The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired. 141

Notes on the Group financial statements A: Background continued A4: Significant accounting policies continued Borrowings Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity. Financial liabilities designated at fair value through profit and loss Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds. b Long-term business contracts Income statement treatment Premiums and claims Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums. Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided. Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid and death claims are recorded when notified. For investment contracts which do not contain discretionary participating features, the accounting reflects the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the balance sheet. Acquisition costs Costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset in respect of insurance contracts is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined. Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18 in respect of the attaching investment management features of the contracts. The Group’s investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains). Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision. UK regulated with-profits funds Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies. 142 Prudential plc Annual Report 2007

A4: Significant accounting policies continued Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations. The policyholders’ liabilities of the regulated with-profits funds are accounted for under FRS 27. FRS 27 is underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as: — A with-profits benefits reserve (WPBR); plus — future policy related liabilities (FPRL); plus — the realistic current liabilities of the fund. The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but are also market consistent. The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management. Under FRS 27: for the UK with-profits funds: A — No deferred acquisition costs and related deferred tax are recognised; and — adjusted realistic basis liabilities instead of MSB liabilities are recognised. Adjusted realistic basis liabilities represent the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for the shareholders’ share of the future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Unallocated surplus The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments. Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4) For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies: statements Financial 143

Notes on the Group financial statements A: Background continued A4: Significant accounting policies continued Other UK insurance contracts Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience. Overseas subsidiaries The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies. Jackson The future policyholder benefit provisions for Jackson’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance. For the business of Jackson, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2007 and 2006, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised directly in equity. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of DAC and deferred income, these adjustments are recognised directly in equity to be consistent with the treatment of the gains or losses on the securities. Asian operations Except for the operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these three operations the business written is primarily non-participating and linked business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders’ interest in realised investment gains and other surpluses that have yet to be declared as bonuses. Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features. Liability adequacy The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC and present value of in-force business – see policy on Business Acquisitions and Disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement. 144 Prudential plc Annual Report 2007

A4: Significant accounting policies continued Reinsurance In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated balance sheet representing premiums due to or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortised over the contract duration. Any loss is recognised in the income statement immediately. Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4) For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18. For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability. Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value. c Other assets, liabilities, income and expenditure Basis of consolidation The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights. The Group has consolidated some special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs), where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS. A The Group holds investments in internally and externally managed Open-ended Investment Companies (OEICs) and unit trusts. The Group’s percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group’s and third party participation in the funds. In instances where the Group’s ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27. Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associates’ net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss. The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group financial statements. Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss. The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2007 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities statements and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same Financial period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds. 145

Notes on the Group financial statements A: Background continued A4: Significant accounting policies continued Investment properties Investments in leasehold and freehold properties not for occupation by the Group are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value. Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred. Pension schemes The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes. For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s balance sheet. The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries. The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated balance sheet. The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement. Contributions to the Group’s defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the balance sheet. Share-based payments The Group offers share award and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met. The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. None of the trusts that hold shares for employee incentive and savings plans continue to hold these shares once they are issued to employees. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity. Tax The Group’s UK subsidiaries each file separate tax returns. Jackson and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes. Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company. 146 Prudential plc Annual Report 2007

A4: Significant accounting policies continued Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss. The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders. Basis of presentation of tax charges Tax charges in the income statement reflect the aggregate of the shareholder tax on the long-term business result and on the Group’s other results. Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. ‘profit before tax’ as shown in the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, ‘profit before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies. Property, plant and equipment All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried A at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset’s estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount. Leasehold improvements to owner occupied property are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value. Business acquisitions and disposals Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this amount is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal. For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. An intangible asset may also be statements recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired Financial under these contracts. The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity. 147

Notes on the Group financial statements A: Background continued A4: Significant accounting policies continued Goodwill Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods. Acquired intangible assets Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are valued at acquisition and carried at cost less amortisation and any accumulated impairment losses. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each balance sheet date. Cash and cash equivalents Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Rights of offset Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis. Segments In accordance with IAS 14, ‘Segment Reporting’ the Group reports its results and certain other financial information by primary and secondary segments. The Group’s primary segments are its business segments, namely, long-term business, asset management and, prior to the sale of Egg in the first half of 2007, banking operations. The Group’s secondary segments are its geographical segments, namely, UK, US and Asia. Shareholders’ dividends Dividends to shareholders are recognised as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings. Share capital Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs. Foreign exchange The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements taken directly to shareholders’ equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time. d Presentation of supplementary analysis of profit before tax attributable to shareholders The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit. 148 Prudential plc Annual Report 2007

A4: Significant accounting policies continued

Operating profit based on longer-term investment returns

The Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. Except as discussed below, in determining profit on this basis the following key elements are applied to the results of the Group’s shareholder-financed operations.

i Debt securities and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

ii Derivative value movements

Value movements for Jackson’s equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked directly to shareholders’ equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are three exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

— Unit-linked and US variable annuity business.

For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

— Assets covering non-participating business liabilities that are interest rate sensitive.

For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset defaults which, if they occur, are recorded as a component of short-term fluctuations in investment returns.

— Participating business for which liabilities include policyholders’ interest in investment appreciation and other surplus.

For the participating business in Vietnam the bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Items excluded from operating profit based on longer-term investment returns

Items excluded from operating profit based on longer-term investment returns but included in profit before tax attributable to shareholders of continuing operations, include short-term fluctuations in investment returns (i.e. actual less longer-term returns), actuarial gains and losses on defined benefit pension schemes and exceptional items.

With the exception of derivatives used for managing equity exposure of Jackson and other derivatives where value movements match other items in operating results based on longer-term investment returns, value movements on derivatives held by Jackson are included within short-term fluctuations. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes in this analysis, plan assets include Prudential policies held by the schemes.

A Financial statements

Notes on the Group financial statements

A: Background continued

A5: New accounting pronouncements

The following standards, interpretations and amendments have either been effective and adopted in 2007 or have been issued but are not yet effective in 2007, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group’s financial statements have been discussed.

Accounting pronouncements adopted in 2007

IFRS 7, ‘Financial Instruments: Disclosures’

IFRS 7 replaces IAS 30, ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, ‘Financial Instruments: Disclosure and Presentation’. The latter, therefore, becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, ‘Financial Instruments: Recognition and Measurement’. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, ‘Presentation of Financial Statements’, and IFRS 4, ‘Insurance Contracts’.

IFRS 7 was issued in August 2005 and became effective for annual periods beginning on or after 1 January 2007.

Amendment to IFRS 4 Implementation Guidance

Revised IFRS 4 implementation guidance was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Amendment to IAS 1, ‘Capital Disclosures’

As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity’s objectives, policies and processes for managing capital. This amendment became effective for annual periods beginning on or after 1 January 2007.

The Group adopted IFRS 7, Revised IFRS 4, ‘Implementation Guidance’ and the Amendment to IAS 1 in 2007. There is no impact on the profit and shareholders’ equity of the Group from the adoption of these accounting pronouncements as their provisions relate to disclosure.

The additional disclosures required by IFRS 7, revised IFRS 4 and amendment to IAS 1 are shown in the relevant sections of the notes on the Group financial statements. The adoption of these pronouncements represents a change in accounting policy and the comparative 2006 figures have been disclosed accordingly.

IFRIC 9, ‘Reassessment of Embedded Derivatives’

IFRIC 9 requires assessment of whether embedded derivatives are required to be separated from the host contract and accounted for as derivatives when the Group first becomes a party to the contracts. Subsequent reassessment is prohibited unless there is a change in the terms of the contracts that significantly modifies the cash flows that otherwise would be required under the contracts, in which case a reassessment is required. This interpretation became effective for annual periods beginning on or after 1 June 2006.

The adoption of IFRIC 9 did not have a material impact on the financial statements of the Group.

SOP 05-1, ‘Accounting by Insurance Enterprise for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts’

As explained in note A3, the assets and liabilities of the insurance contracts of Jackson and certain Asian operations, where the local GAAP is not well established, are accounted for based on insurance accounting prescribed by US GAAP. This is permitted by IFRS 4, where the assets and liabilities of life assurance contracts classified as insurance contracts with discretionary participating features under this standard are accounted for under previously applied GAAP, which in the case of Jackson and these certain Asian operations is US GAAP.

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1 which affects the US GAAP insurance accounting. This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97, ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realised Gains and Losses from the Sale of Investments’. SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 then requires unamortised deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contracts in an internal replacement transaction that results in a substantially changed contract not to be deferred in connection with the replacement contract.

150 Prudential plc Annual Report 2007

A5: New accounting pronouncements continued

SOP 05-1 became effective and was adopted by Jackson and those certain Asian operations from January 2007. The adoption of the provisions of SOP 05-1 did not have a material impact on the financial statements of the Group.

Accounting pronouncements not yet effective

IFRS 8, ‘Operating Segments’

IFRS 8 requires entities to adopt the ‘management approach’ to reporting the financial performance of its operating segments. The amount of each operating segment item to be reported is the measure reported to the chief operating decision maker, which in some instances will be non-GAAP. IFRS 8 will require the Group to provide an explanation of the basis on which the segment information is prepared and a reconciliation to the amount recognised in the Group’s consolidated financial statements. This standard is effective for accounting periods beginning on or after 1 January 2009.

IFRIC 14, ‘IAS19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’

IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset and clarifies the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. This interpretation is effective for accounting periods beginning on or after 1 January 2008.

Amendments to IAS 1,’Presentation of Financial Statements: A Revised Presentation’

The revised version of IAS 1 is aimed at improving users’ ability to analyse and compare the information given in the financial statements.

The changes require information in financial statements to be aggregated on the basis of shared characteristics and introduce a statement of comprehensive income. The revisions also include changes to the titles of some of the financial statements to reflect their functions more clearly: for example the balance sheet is renamed a statement of financial position, though the new titles are not mandatory. This revised standard is effective for accounting periods beginning on or after 1 January 2009.

Revised IFRS 3, ‘Business Combinations’ and Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’

The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB’s and the US Financial Accounting Standards Board’s (FASB) joint business combination project. The more significant changes from the revised IFRS 3 include:

— The immediate expensing of acquisition-related costs rather than inclusion in goodwill;

— recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income; — adoption of full goodwill method to measure non-controlling interests.

The amendments to IAS 27 reflect changes to the accounting for non-controlling (minority) interests.

The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in the accounting period beginning on or after 1 July 2009.

Amendment to IFRS 2, ‘Share-based Payment: Vesting Conditions and Cancellations’

The amendment to IFRS 2 clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This amendment is effective for accounting periods beginning on or after 1 January 2009.

The Group is currently assessing the impact of the aforementioned standards, interpretations and amendments on its financial statements. Apart from IFRS 8, all of the other aforementioned pronouncements have not been adopted for use in the EU at 31 December 2007.

A Financial statements

# Notes on the Group financial statements
## B: Summary of results

### B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders

This information is provided as supplementary information under the Group's accounting policies. It is not required by IFRS standards.

| | 2007 £m | 2006 £m |
|---|---|---|
| **Asian operations** | | |
| Long-term business[note ii] | 189 | 189 |
| Asset management | 72 | 50 |
| Development expenses | (15) | (15) |
| Total | 246 | 224 |
| **US operations** | | |
| Jackson[notes ii,iii] | 444 | 398 |
| Broker dealer and asset management (including Curian losses of £5m (2006: £8m)) | 8 | 10 |
| Total | 452 | 408 |
| **UK operations** | | |
| UK insurance operations[note ii] | 528 | 500 |
| M&G | 254 | 204 |
| Total | 782 | 704 |
| **Other income and expenditure** | | |
| Investment return and other income | 86 | 58 |
| Interest payable on core structural borrowings | (168) | (177) |
| Corporate expenditure: | | |
| Group Head Office (GHO) | (117) | (83) |
| Asia Regional Head Office | (38) | (36) |
| Charge for share-based payments for Prudential schemes[note vi] | (11) | (10) |
| Total | (248) | (248) |
| UK restructuring costs[note vii] | (19) | (38) |
| Operating profit from continuing operations based on longer-term investment returns[note i] | 1,213 | 1,050 |
| Short-term fluctuations in investment returns on shareholder-backed business[note iv] | (137) | 155 |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes[note v] | 90 | 167 |
| **Profit from continuing operations before tax attributable to shareholders** | 1,166 | 1,372 |

**Notes**

i Operating profit based on longer-term investment returns
Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

ii Effect of changes to assumptions, estimates and bases of determining life assurance liabilities
The results of the Group's long-term business operations are affected by changes of assumptions and bases of preparation. These are described in notes D2(g), D3(g) and D4(f). In particular, the operating result for UK insurance operations for 2007 and 2006 benefited from credits of £34 million and £46 million respectively. The 2007 benefit of £34 million arose on annuity and pension business. The 2006 credit of £46 million arose from regulatory changes.

iii Jackson operating results based on longer-term investment returns
IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

| | 2007 £m | 2006 £m |
|---|---|---|
| Debt securities: | | |
| Amortisation of interest related realised gains and losses | 31 | 38 |
| Risk margin reserve charge for longer-term credit related losses | (37) | (44) |
| Equity type investments: | | |
| Longer-term returns | 47 | 45 |

152 Prudential plc Annual Report 2007

## B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders continued

**Notes** continued

The risk margin reserve (RMR) charge for longer-term impairment losses for 2007 is based on an average annual RMR of 21 basis points (2006: 23 basis points) on a book value of US$42.7bn (2006: US$43.9bn).

Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

iv Short-term fluctuations in investment returns on shareholder-backed business

| | 2007 £m | 2006 £m |
|---|---|---|
| Asian operations | (71) | 134 |
| Jackson | (18) | 53 |
| UK insurance operations | (47) | (43) |
| Other | (1) | 11 |
| | (137) | 155 |

The short-term fluctuations in investment returns for 2007 primarily reflect temporary market value movements on the portfolio of investments held by the Group's shareholder-backed operations. There were no default losses in debt securities in 2007.

The short-term fluctuations for Asian operations in 2007 primarily reflect value movements on Vietnam offset by value movements in Taiwan on the value of debt securities arising from increases in interest rates and a £30 million reduction of an investment in a CDO fund, partially offset by strong equity market movements in Vietnam. For 2006, the £134 million of short-term fluctuations mainly arose in Vietnam due to strong equity returns.

The fluctuations for US operations for the year comprise of the following items:

| | 2007 £m | 2006 £m |
|---|---|---|
| Debt security fluctuations | | |
| Credit related | | |
| Actual credit related losses in the year | | |
| Bond writedowns | (35) | (32) |
| Losses on sales of impaired and deteriorating bonds | (51) | (3) |
| Recoveries/reversals | 8 | 10 |
| | (78) | (25) |
| Risk margin charge to operating profit based on longer-term investment returns | 48 | 54 |
| | (30) | 29 |
| Interest related | | |
| Actual interest related realised gains (losses) in year | 31 | (15) |
| Amortisation of current and prior year interest related realised gains and losses to operating profit based on longer-term investment returns | (37) | (45) |
| | (6) | (60) |
| Related change to amortisation of deferred acquisition costs | 9 | 6 |
| Total fluctuations related to debt securities | (27) | (25) |
| Derivatives (other than equity related): Market value movement | (19) | 34 |
| Equity type movements: Actual less longer-term return | 42 | 21 |
| Other items | (14) | 23 |
| Total | (18) | 53 |

In addition, for US operations, included within the movements in shareholders' equity is a net reduction in value of Jackson's debt securities of £244 million. This reduction reflects a combination of increases due to reduction in US interest rates offset by the impact of widened credit spreads in the US bond market. These movements do not reflect defaults or permanent impairments. Additional details on the values of the Jackson portfolio are described in note D3.

The fluctuations for the UK insurance operations arise mostly in Prudential Retirement Income Limited, which writes the most significant element of the shareholder-backed annuity business in the UK. The fluctuations principally reflect the impact of widened credit spreads on the corporate bond securities backing the shareholders' equity of the business.

B Financial statements

153

# Notes on the Group financial statements
## B: Summary of results continued

### B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders continued

**Notes** continued

v Shareholders' share of actuarial gains and losses on defined benefit pension schemes

| | 2007 £m | 2006 £m |
|---|---|---|
| **Actuarial gains and losses** | | |
| Actual less expected return on scheme assets | (8) | 156 |
| Experience losses on liabilities | (14) | 18 |
| Gains on changes of assumptions for scheme liabilities | 317 | 311 |
| | 295 | 485 |
| Less: amount attributable to the PAC with-profits sub-fund | (205) | (318) |
| Total | 90 | 167 |

Further details on the Group's defined benefit pension schemes are shown in note I1.

vi Share-based payments

The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

vii UK restructuring costs are allocated as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| UK insurance operations | 7 | 31 |
| M&G | 0 | 2 |
| Unallocated corporate | 12 | 5 |
| | 19 | 38 |

### B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

| | 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Before tax B1 £m | Tax F5 £m | Minority interests £m | Net of tax and minority interests £m | Basic earnings per share Pence | Diluted earnings per share Pence |
| Based on operating profit based on longer-term investment returns | 1,213 | (383) | (4) | 826 | 33.8p | 33.7p |
| Short-term fluctuations in investment returns on shareholder-backed business | (137) | 26 | 1 | (110) | (4.5)p | (4.5)p |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | 90 | (25) | – | 65 | 2.6p | 2.7p |
| Based on profit for the year from continuing operations | 1,166 | (382) | (3) | 781 | 31.9p | 31.9p |
| Adjustment for post-tax results of discontinued operations* | 222 | 19 | – | 241 | 9.9p | 9.8p |
| Based on profit for the year | 1,388 | (363) | (3) | 1,022 | 41.8p | 41.7p |

154 Prudential plc Annual Report 2007

## B2: Earnings per share continued

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Before tax B1 £m | Tax F5 £m | Minority interests £m | Net of tax and minority interests £m | Basic earnings per share Pence | Diluted earnings per share Pence |
| Based on operating profit based on longer-term investment returns | 1,050 | (304) | (1) | 745 | 30.9p | 30.9p |
| Short-term fluctuations in investment returns on shareholder-backed business | 155 | (38) | (2) | 115 | 4.8p | 4.8p |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | 167 | (50) | – | 117 | 4.8p | 4.8p |
| Based on profit for the year from continuing operations | 1,372 | (392) | (3) | 977 | 40.5p | 40.5p |
| Adjustment for post-tax results of discontinued operations* | (150) | 45 | 2 | (103) | (4.3)p | (4.3)p |
| Based on profit for the year | 1,222 | (347) | (1) | 874 | 36.2p | 36.2p |

*Discontinued operations relate entirely to UK Banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Note I6 provides details of the sale of Egg.

### Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

| | 2007 millions | 2006 millions |
|---|---|---|
| Weighted average shares for calculation of basic earnings per share | 2,445 | 2,413 |
| Shares under option at end of year | 9 | 10 |
| Number of shares that would have been issued at fair value on assumed option exercise | (6) | (7) |
| Weighted average shares for calculation of diluted earnings per share | 2,448 | 2,416 |

## B3: Dividends

| | 2007 £m | 2006 £m |
|---|---|---|
| Dividends declared and paid in reporting period | | |
| Parent company: | | |
| Interim dividend (2007: 5.70p, 2006: 5.42p per share) | 140 | 131 |
| Final dividend for prior period (2006: 11.72p, 2005: 11.02p per share) | 286 | 267 |
| Subsidiary company payments to minority interests | 5 | 1 |
| Total | 431 | 399 |

As a result of shares issued in lieu of dividends of £176 million (2006: £76 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £255 million (2006: £323 million).

| | 2007 £m | 2006 £m |
|---|---|---|
| Parent company dividends relating to reporting period: | | |
| Interim dividend (2007: 5.70p, 2006: 5.42p per share) | 140 | 131 |
| Final dividend (2007: 12.30p, 2006: 11.72p per share) | 304 | 287 |
| Total | 444 | 418 |

A final dividend of 12.30 pence per share was proposed by the directors on 13 March 2008. Subject to shareholders' approval, the dividend will be paid on 20 May 2008 to shareholders on the register at the close of business on 11 April 2008. The dividend will absorb an estimated £304 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

B
Financial statements

155

Notes on the Group financial statements
B: Summary of results continued

## B4: Exchange translation

### Exchange movement recorded directly in equity

| | 2007 £m | 2006 £m |
|---|---|---|
| Asian operations | 16 | (97) |
| US operations | (43) | (384) |
| Unallocated to a segment (Central funds) | 38 | 257 |
| | 11 | (224) |

The movements reflect the application of year end exchange rates at balance sheet rates and average exchange rates to the income statement. The movement unallocated to a segment reflects the retranslation of currency borrowings which have been designated as a net investment hedge to hedge the currency risks related to the net investment in Jackson.

The exchange rates applied were:

| Local currency: £ | Closing rate at 31 Dec 2007 | Average for 2007 | Closing rate at 31 Dec 2006 | Average for 2006 | Opening rate at 1 Jan 2006 |
|---|---|---|---|---|---|
| Hong Kong | 15.52 | 15.62 | 15.22 | 14.32 | 13.31 |
| Japan | 222.38 | 235.64 | 233.20 | 214.34 | 202.63 |
| Malaysia | 6.58 | 6.88 | 6.90 | 6.76 | 6.49 |
| Singapore | 2.87 | 3.02 | 3.00 | 2.93 | 2.85 |
| Taiwan | 64.56 | 65.75 | 63.77 | 59.95 | 56.38 |
| US | 1.99 | 2.00 | 1.96 | 1.84 | 1.72 |

## B5: New business

### Insurance products and investment products (note i)

| | Insurance products gross premiums | | Investment products gross inflows note ii | | Total | |
|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Asian operations | 2,944 | 1,921 | 38,954 | 20,408 | 41,898 | 22,329 |
| US operations | 6,534 | 5,981 | 60 | – | 6,594 | 5,981 |
| UK operations | 6,866 | 7,192 | 14,745 | 13,486 | 21,611 | 20,678 |
| Group total | 16,344 | 15,094 | 53,759 | 33,894 | 70,103 | 48,988 |

156 Prudential plc Annual Report 2007

**B5: New business** continued

**Insurance products – new business premiums and contributions (note i)**

| | Single | | Regular | | Annual premium and contribution equivalents | |
|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| **Asian operations** | | | | | | |
| China[note v] | 72 | 27 | 40 | 36 | 47 | 39 |
| Hong Kong | 501 | 355 | 117 | 103 | 167 | 139 |
| India (Group's 26% interest) | 26 | 20 | 177 | 105 | 180 | 107 |
| Indonesia | 118 | 31 | 109 | 71 | 121 | 74 |
| Japan | 122 | 68 | 22 | 7 | 34 | 14 |
| Korea | 179 | 103 | 241 | 208 | 259 | 218 |
| Malaysia | 41 | 4 | 78 | 72 | 82 | 72 |
| Singapore | 593 | 357 | 67 | 72 | 126 | 108 |
| Taiwan | 132 | 92 | 218 | 139 | 231 | 148 |
| Other | 36 | 15 | 55 | 36 | 59 | 37 |
| **Total Asian operations** | 1,820 | 1,072 | 1,124 | 849 | 1,306 | 956 |
| **US operations** | | | | | | |
| Fixed annuities | 573 | 688 | – | – | 57 | 69 |
| Fixed index annuities | 446 | 554 | – | – | 45 | 55 |
| Variable annuities | 4,554 | 3,819 | – | – | 455 | 382 |
| Life | 7 | 8 | 19 | 17 | 20 | 18 |
| Guaranteed investment contracts | 408 | 458 | – | – | 41 | 46 |
| GIC – Medium Term Notes | 527 | 437 | – | – | 53 | 44 |
| **Total US operations** | 6,515 | 5,964 | 19 | 17 | 671 | 614 |
| **UK operations** | | | | | | |
| ***Product summary*** | | | | | | |
| Internal vesting annuities | 1,399 | 1,341 | – | – | 140 | 134 |
| Direct and partnership annuities | 842 | 780 | – | – | 84 | 78 |
| Intermediated annuities | 589 | 592 | – | – | 59 | 59 |
| ***Total individual annuities*** | 2,830 | 2,713 | – | – | 283 | 271 |
| Equity release | 156 | 89 | – | – | 16 | 9 |
| Individual pensions | 38 | 21 | 1 | – | 5 | 2 |
| Corporate pensions | 283 | 318 | 84 | 66 | 112 | 98 |
| Unit-linked bonds | 243 | 388 | – | – | 24 | 39 |
| With-profit bonds | 297 | 139 | – | – | 30 | 14 |
| Protection | – | 11 | 5 | 9 | 5 | 10 |
| Offshore products | 434 | 540 | 4 | – | 47 | 54 |
| ***Total retail retirement*** | 4,281 | 4,219 | 94 | 75 | 522 | 497 |
| Corporate pensions | 198 | 261 | 115 | 100 | 135 | 126 |
| Other products | 190 | 232 | 25 | 26 | 44 | 49 |
| DWP rebates | 143 | 161 | – | – | 14 | 16 |
| ***Total mature life and pensions*** | 531 | 654 | 140 | 126 | 193 | 191 |
| ***Total retail*** | 4,812 | 4,873 | 234 | 201 | 715 | 688 |
| Wholesale annuities[notes iii,iv] | 1,799 | 1,431 | – | – | 180 | 143 |
| Credit life | 21 | 687 | – | – | 2 | 69 |
| ***Total UK operations*** | 6,632 | 6,991 | 234 | 201 | 897 | 900 |
| ***Channel Summary*** | | | | | | |
| Direct and partnership | 2,385 | 2,543 | 209 | 174 | 448 | 428 |
| Intermediated | 2,284 | 2,169 | 25 | 27 | 253 | 244 |
| Wholesale[notes iii,iv] | 1,820 | 2,118 | – | – | 182 | 212 |
| **Sub-total** | 6,489 | 6,830 | 234 | 201 | 883 | 884 |
| DWP rebates | 143 | 161 | – | – | 14 | 16 |
| **Total UK operations** | 6,632 | 6,991 | 234 | 201 | 897 | 900 |
| **Group total** | 14,967 | 14,027 | 1,377 | 1,067 | 2,874 | 2,470 |

B Financial statements

157

# Notes on the Group financial statements
## B: Summary of results continued

### B5: New business continued
**Investment products – funds under management (note ii)**

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | 1 Jan 2007 | Market gross inflows | Redemptions | Market and other movements | 31 Dec 2007 |
| Asian operations | 12,253 | 38,954 | (35,993) | 2,179 | **17,393** |
| US operations | – | 60 | (4) | (1) | **55** |
| UK operations | 44,946 | 14,745 | (9,787) | 1,317 | **51,221** |
| Group total | 57,199 | 53,759 | (45,784) | 3,495 | **68,669** |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | 1 Jan 2006 | Market gross inflows | Redemptions | Market and other movements | 31 Dec 2006 |
| Asian operations | 10,132 | 20,408 | (17,876) | (411) | 12,253 |
| UK operations | 36,196 | 13,486 | (7,385) | 2,649 | 44,946 |
| Group total | 46,328 | 33,894 | (25,261) | 2,238 | 57,199 |

**Notes**

i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

ii Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

iii The tables above include the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7 billion. The transfer represented APE new business premium of £174 million.

iv The tables for 2006 above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business from the reinsurance arrangement. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

v Subsequent to 29 September 2007 following expiry of the previous management agreement CITIC–Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group's life operation in China, has been accounted for as a joint venture. Prior to this date CITIC–Prudential was consolidated as a subsidiary undertaking (see note H8). The totals above include 100 per cent of total premiums for CITIC-Prudential up to 29 September 2007 and 50 per cent thereafter, being the Group's share after this date.

158 **Prudential plc** Annual Report 2007

## B6: Group balance sheet

The Group's primary reporting segments are long-term business, asset management and, prior to disposal, banking. The Group's secondary reporting segments are geographical, namely the UK, the US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

Details of the primary reporting segments are as follows:

### Long-term business

This segment comprises long-term products that contain both a significant and insignificant element of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds' venture investments managed by PPM Capital and other investment subsidiaries held for the purpose of supporting the Group's long-term business operations.

### Asset management

The asset management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the asset management industry differs from that of the other business segments.

### Discontinued banking operations

This segment, prior to the sale of Egg in the first half of 2007, consisted of products provided by the Group's online banking subsidiary, Egg. The nature of these products and the managing of the business differed from the risks inherent in the other business segments, and the regulatory environment of the banking industry differed from that of the other business segments. Note I6 includes details of the disposal of Egg Banking plc in the first half of 2007.

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | Long-term business | Asset management | Unallocated to a segment | Intra-group eliminations | Total |
| Consolidated total assets | 213,323 | 7,011 | 4,909 | (5,499) | 219,744 |
| Consolidated total liabilities | (207,850) | (5,282) | (5,808) | 5,499 | (213,441) |
| **Segment assets by geographical segment** | | | | | |
| UK | | | | | 161,696 |
| US | | | | | 42,758 |
| Asia | | | | | 20,789 |
| Intra-group eliminations | | | | | (5,499) |
| **Total assets per balance sheet** | | | | | **219,744** |

| | 2006 £m | | | | | | |
|---|---|---|---|---|---|---|---|
| | Long-term business | Asset management | Unallocated to a segment | Intra-group eliminations | Total continuing operations | Discontinued banking operations | Total |
| Consolidated total assets | 201,936 | 5,565 | 3,672 | (4,151) | 207,022 | 9,498 | 216,520 |
| Consolidated total liabilities | (196,650) | (3,923) | (5,272) | 4,151 | (201,694) | (9,206) | (210,900) |
| **Segment assets by geographical segment** | | | | | | | |
| UK | | | | | | | 165,103 |
| US | | | | | | | 39,695 |
| Asia | | | | | | | 15,873 |
| Intra-group eliminations | | | | | | | (4,151) |
| **Total assets per balance sheet** | | | | | | | 216,520 |

To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

B
Financial statements

159

# Notes on the Group financial statements
## B: Summary of results continued

### B6: Group balance sheet continued

This analysis is shown below for the Group balance sheet at 31 December 2007.

| | 2007 £m | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Insurance operations UK D2 | US D3 | Asia D4 | Total insurance operations | Asset management E2 | Unallocated to a segment | Intra group eliminations | Group total |
| **Assets** | | | | | | | | |
| Intangible assets attributable to shareholders: | | | | | | | | |
| Goodwill | – | – | 111 | 111 | 1,230 | – | – | 1,341 |
| Deferred acquisition costs and other intangible assets | 157 | 1,928 | 745 | 2,830 | 6 | – | – | 2,836 |
| Total[H1] | 157 | 1,928 | 856 | 2,941 | 1,236 | – | – | 4,177 |
| Intangible assets attributable to PAC with-profits fund: | | | | | | | | |
| In respect of acquired subsidiaries for venture fund and other investment purposes | 192 | – | – | 192 | – | – | – | 192 |
| Deferred acquisition costs | 19 | – | – | 19 | – | – | – | 19 |
| Total[H2] | 211 | – | – | 211 | – | | | 211 |
| Total | 368 | 1,928 | 856 | 3,152 | 1,236 | – | – | 4,388 |
| Other non-investment and non-cash assets[H3-H6] | 4,433 | 1,651 | 762 | 6,846 | 521 | 4,457 | (5,499) | 6,325 |
| Investment of long-term business and other operations: | | | | | | | | |
| Investment properties | 13,666 | 8 | 14 | 13,688 | – | – | | 13,688 |
| Investments accounted for using the equity method | – | – | – | – | – | 12 | – | 12 |
| Loans | 1,245 | 3,258 | 1,087 | 5,590 | 2,334 | – | – | 7,924 |
| Equity securities and portfolio holdings in unit trusts | 60,829 | 15,507 | 9,804 | 86,140 | 17 | – | – | 86,157 |
| Debt securities | 57,180 | 19,002 | 6,920 | 83,102 | 882 | – | – | 83,984 |
| Other investments | 3,391 | 762 | 42 | 4,195 | 155 | 46 | – | 4,396 |
| Deposits | 7,228 | 258 | 377 | 7,863 | 26 | – | – | 7,889 |
| Total investments[G1,H7,H8] | 143,539 | 38,795 | 18,244 | 200,578 | 3,414 | 58 | – | 204,050 |
| Held for sale assets[H9] | 30 | – | – | 30 | – | – | – | 30 |
| Cash and cash equivalents[H10] | 1,869 | 169 | 679 | 2,717 | 1,840 | 394 | – | 4,951 |
| **Total assets** | 150,239 | 42,543 | 20,541 | 213,323 | 7,011 | 4,909 | (5,499) | 219,744 |

160 **Prudential plc** Annual Report 2007

## B6: Group balance sheet continued

| | 2007 £m | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Insurance operations UK D2 | US D3 | Asia D4 | Total insurance operations | Asset manage-ment E2 | Unallo-cated to a segment | Intra group elimina-tions | Group total |
| **Equity and liabilities** | | | | | | | | |
| ***Equity*** | | | | | | | | |
| Shareholders' equity[H11] | 1,364 | 2,690 | 1,369 | 5,423 | 1,677 | (899) | – | 6,201 |
| Minority interests | 42 | 1 | 7 | 50 | 52 | – | – | 102 |
| Total equity | 1,406 | 2,691 | 1,376 | 5,473 | 1,729 | (899) | – | 6,303 |
| ***Liabilities*** | | | | | | | | |
| Policyholder liabilities and unallocated surplus of with-profits funds: | | | | | | | | |
| Insurance contract liabilities[H12] | 82,798 | 32,926 | 16,912 | 132,636 | – | – | – | 132,636 |
| Investment contract liabilities with discretionary participation features[G1] | 29,466 | – | 84 | 29,550 | – | – | – | 29,550 |
| Investment contract liabilities without discretionary participation features[G1] | 12,073 | 1,922 | 37 | 14,032 | – | – | – | 14,032 |
| Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2eii,H12] | 14,205 | – | 146 | 14,351 | – | – | – | 14, 351 |
| Total policyholder liabilities and unallocated surplus of with-profits funds | 138,542 | 34,848 | 17,179 | 190,569 | – | – | – | 190,569 |
| Core structural borrowings of shareholder-financed operations:[H13] | | | | | | | | |
| Subordinated debt | – | – | – | – | – | 1,570 | – | 1,570 |
| Other | – | 125 | – | 125 | – | 797 | – | 922 |
| Total | – | 125 | – | 125 | – | 2,367 | – | 2,492 |
| Operational borrowings attributable to shareholder-financed operations[G1,H13] | 12 | 591 | – | 603 | 1 | 2,477 | – | 3,081 |
| Borrowings attributable to with-profits funds[G1,H13] | 987 | – | – | 987 | – | – | – | 987 |
| Other non-insurance liabilities[G1,H4,H9,H14,H15] | 9,292 | 4,288 | 1,986 | 15,566 | 5,281 | 964 | (5,499) | 16,312 |
| Total liabilities | 148,833 | 39,852 | 19,165 | 207,850 | 5,282 | 5,808 | (5,499) | 213,441 |
| **Total equity and liabilities** | 150,239 | 42,543 | 20,541 | 213,323 | 7,011 | 4,909 | (5,499) | 219,744 |

B

Financial statements

161

# Notes on the Group financial statements
## B: Summary of results continued

### B6: Group balance sheet continued

This analysis is shown below for the Group balance sheet at 31 December 2006.

| | 2006 £m | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Insurance operations | | | | | | | | | |
| | UK D2 | US D3 | Asia D4 | Total insurance operations | Asset management E2 | Unallocated to a segment | Intra group eliminations | Total continuing operations | Discontinued operations | Group total |
| **Assets** | | | | | | | | | | |
| Intangible assets attributable to shareholders: | | | | | | | | | | |
| Goodwill | – | – | 111 | 111 | 1,230 | – | – | 1,341 | – | 1,341 |
| Deferred acquisition costs and other intangible assets | 167 | 1,712 | 612 | 2,491 | 6 | – | – | 2,497 | – | 2,497 |
| Total[H1] | 167 | 1,712 | 723 | 2,602 | 1,236 | – | – | 3,838 | – | 3,838 |
| Intangible assets attributable to PAC with-profits fund: | | | | | | | | | | |
| In respect of acquired subsidiaries for venture fund and other investment purposes | 830 | – | – | 830 | – | – | – | 830 | – | 830 |
| Deferred acquisition costs | 31 | – | – | 31 | – | – | – | 31 | – | 31 |
| Total[H2] | 861 | – | – | 861 | – | – | – | 861 | – | 861 |
| Total | 1,028 | 1,712 | 723 | 3,463 | 1,236 | – | – | 4,699 | – | 4,699 |
| Other non-investment and non-cash assets[G1,H3-H6] | 4,733 | 1,588 | 602 | 6,923 | 415 | 2,917 | (4,151) | 6,104 | 342 | 6,446 |
| Investment of long-term business and other operations: | | | | | | | | | | |
| Investment properties | 14,429 | 20 | 41 | 14,490 | 1 | – | – | 14,491 | – | 14,491 |
| Investments accounted for using the equity method | – | – | – | – | – | 6 | – | 6 | – | 6 |
| Loans | 1,128 | 3,254 | 904 | 5,286 | 2,181 | 94 | – | 7,561 | 6,193 | 13,754 |
| Equity securities and portfolio holdings in unit trusts | 60,246 | 11,710 | 6,894 | 78,850 | 13 | 29 | – | 78,892 | – | 78,892 |
| Debt securities | 53,461 | 20,146 | 5,391 | 78,998 | 678 | 67 | – | 79,743 | 1,976 | 81,719 |
| Other investments | 2,461 | 542 | 87 | 3,090 | 80 | (28) | – | 3,142 | 78 | 3,220 |
| Deposits | 6,812 | 457 | 408 | 7,677 | 10 | 72 | – | 7,759 | – | 7,759 |
| Total investments[G1,H7,H8] | 138,537 | 36,129 | 13,725 | 188,391 | 2,963 | 240 | – | 191,594 | 8,247 | 199,841 |
| Held for sale assets[H9] | 463 | – | – | 463 | – | – | – | 463 | – | 463 |
| Cash and cash equivalents[H10] | 1,979 | 99 | 618 | 2,696 | 951 | 515 | – | 4,162 | 909 | 5,071 |
| **Total assets** | 146,740 | 39,528 | 15,668 | 201,936 | 5,565 | 3,672 | (4,151) | 207,022 | 9,498 | 216,520 |

162 **Prudential plc** Annual Report 2007

## B6: Group balance sheet continued

| | 2006 £m | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Insurance operations UK D2 | US D3 | Asia D4 | Total insurance operations | Asset management E2 | Unallocated to a segment | Intra group eliminations | Total continuing operations | Discontinued operations | Group total |
| **Equity and liabilities** | | | | | | | | | | |
| ***Equity*** | | | | | | | | | | |
| Shareholders' equity[H11] | 1,263 | 2,656 | 1,287 | 5,206 | 1,590 | (1,600) | – | 5,196 | 292 | 5,488 |
| Minority interests | 79 | 1 | – | 80 | 52 | – | – | 132 | – | 132 |
| Total equity | 1,342 | 2,657 | 1,287 | 5,286 | 1,642 | (1,600) | – | 5,328 | 292 | 5,620 |
| ***Liabilities*** | | | | | | | | | | |
| Banking customer accounts[G1] | – | – | – | – | – | – | – | – | 5,554 | 5,554 |
| Policyholder liabilities and unallocated surplus of with-profits funds: | | | | | | | | | | |
| Insurance contract liabilities[H12] | 80,323 | 30,184 | 12,706 | 123,213 | – | – | – | 123,213 | – | 123,213 |
| Investment contract liabilities with discretionary participation features[G1] | 28,665 | – | 68 | 28,733 | – | – | – | 28,733 | – | 28,733 |
| Investment contract liabilities without discretionary participation features[G1] | 11,453 | 1,562 | 27 | 13,042 | – | – | – | 13,042 | – | 13,042 |
| Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds[D2(e)(ii),H12] | 13,511 | – | 88 | 13,599 | – | – | – | 13,599 | – | 13,599 |
| Total policyholder liabilities and unallocated surplus of with-profits funds | 133,952 | 31,746 | 12,889 | 178,587 | – | – | – | 178,587 | – | 178,587 |
| Core structural borrowings of shareholder-financed operations:[H13] | | | | | | | | | | |
| Subordinated debt (other than Egg) | – | – | – | – | – | 1,538 | – | 1,538 | – | 1,538 |
| Other | – | 127 | – | 127 | – | 947 | – | 1,074 | – | 1,074 |
| | – | – | – | – | – | 2,485 | – | 2,612 | – | 2,612 |
| Egg subordinated debt[H13] | – | – | – | – | – | – | – | – | 451 | 451 |
| Total | – | – | – | – | – | 2,485 | – | 2,612 | 451 | 3,063 |
| Operational borrowings attributable to shareholder-financed operations[G1,H13] | 11 | 743 | – | 754 | 4 | 2,032 | – | 2,790 | 2,819 | 5,609 |
| Borrowings attributable to with-profits funds[G1,H13] | 1,776 | – | – | 1,776 | – | – | – | 1,776 | – | 1,776 |
| Other non-insurance liabilities[G1,H4,H9,H14,H15] | 9,659 | 4,255 | 1,492 | 15,406 | 3,919 | 755 | (4,151) | 15,929 | 382 | 16,311 |
| Total liabilities | 145,398 | 36,871 | 14,381 | 196,650 | 3,923 | 5,272 | (4,151) | 201,694 | 9,206 | 210,900 |
| **Total equity and liabilities** | 146,740 | 39,528 | 15,668 | 201,936 | 5,565 | 3,672 | (4,151) | 207,022 | 9,498 | 216,520 |

B
Financial statements

163

Notes on the Group financial statements

B: Summary of results continued

B7: Internal funds under management

Internal funds under management analysed by business area at 31 December 2007 were as follows:

2007 £m 2006 £m

UK US Asia Total Total

Investment property 13,666 8 14 13,688 14,491

Equity securities 60,840 15,507 9,810 86,157 78,892

Debt securities 58,037 19,002 6,945 83,984 79,743

Loans 3,579 3,258 1,087 7,924 7,561

Other investments 10,809 1,054 434 12,297 10,907

Total continuing operations 146,931 38,829 18,290 204,050 191,594

Discontinued banking operations – – – – 8,247

Total internal funds under management 146,931 38,829 18,290 204,050 199,841

164 Prudential plc Annual Report 2007

C: Group risk management

i Overview

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

The Group’s internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational rissks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of ‘three lines of defence’: Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, Group Finance Director and the Group Risk function, working with counterparts in the business units in addition to other Group Head Office (GHO) oversight functions. Independent assurance on the Group’s and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

The Group’s risk reporting framework forms an important part of the Group’s business planning process. Business units carry out a review of risks as part of the annual preparation of their three-year business plan. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them, and is reviewed regularly throughout the year. In addition, business unit dialogue meetings involving Group and business unit executive management are held regularly to review opportunities and risks to business objectives. Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

Additional information on the Group’s risk framework is included in the risk management section of the Group’s operating and financial review.

The management of the risk attached to the Group’s financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarised as follows:

a Group risk appetite

The Group risk appetite framework sets out the Group’s overall tolerance to risk exposures, approach to risk/return optimisation and management of risk. The Group risk appetite statements set out the Group’s risk tolerance, or risk appetite, to ‘shocks’ to the key financial risk exposures (market, credit and insurance risk). Aggregate risk limits are defined in terms of earnings volatility and capital requirements:

i Earnings volatility:

The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group’s funding strategies. The two measures used currently are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit.

ii Capital requirements:

The objectives of the limits are to ensure that (a) the Group is economically solvent, (b) the Group achieves its desired target rating to meet its business objectives, (c) supervisory intervention is avoided, (d) any potential capital strains are identified, and (e) accessible capital is available to meet business objectives. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

b Group counterparty exposure limits

In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating ‘buckets’. Actual exposures are monitored against these limits on a quarterly basis.

B/C

Financial statements

Notes on the Group financial statements

C: Group risk management continued

i Overview continued c Risk mitigation

Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); use of derivatives to hedge market risks; reinsurance programmes to limit insurance risk; and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may also be used as a mitigating strategy.

d Asset – liability management

The Group’s approach is explained in section (vi) below.

ii Major risks

The Group publishes separately within its Group Annual Report a section on key risk factors, which discusses inherent risks in the business and trading environment.

iii Market and financial risks a Equity and interest rate risk

Market risk is the risk that fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Prudential faces equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential’s shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential’s products.

The split of Prudential’s investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. The nature of some liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities and immediate annuities), which generally will be supported by fixed income investments.

b Foreign exchange risk

Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 54 per cent of Prudential’s operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended 31 December 2007, came from Prudential’s US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Approximately 70 per cent of the Group’s IFRS basis shareholders’ equity at 31 December 2007 arose in Prudential’s US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 40 per cent of the Group’s shareholders’ funds are represented by net assets in currencies other than sterling.

c Liquidity risk

Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities.

In practice, most of Prudential’s invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

d Credit risk

Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential’s businesses, in particular Jackson, the PAC with-profits fund, Prudential’s UK pension annuity business and, prior to the sale in the first half of 2007, Egg, held large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson and, prior to disposal, Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

166 Prudential plc Annual Report 2007

iii Market and financial risks continued

Further analysis of the credit quality for Jackson is shown in note D3 and for discontinued Egg banking operations in note J7. Additional details on the credit quality of the debt security portfolios of UK and Asian insurance operations are shown in notes D2 and D4.

iv Use of derivatives

In the UK and Asia, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under annuity policies, and for certain equity-based product management activities.

Further details of the Group’s use of derivatives are explained in note G3.

It is Prudential’s policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

v Operational, compliance and fiscal risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes people or systems or from external events. Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential’s local management boards.

Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential’s Group Compliance function reports directly to the Group Chief Executive who submits regular reports to the Board of Directors.

Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential’s position. Prudential seeks to minimise compliance risk by seeking to ensure that transactions are properly authorised and by submitting new or unusual transactions to legal advisers for review.

Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions taken by Prudential in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

vi Asset/liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities of each business unit. Stochastic asset-liability modelling is carried out locally by business units to perform dynamic solvency testing and assess capital requirements. Reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund’s policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential’s annuity business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets.

C

Financial statements

Notes on the Group financial statements

C: Group risk management continued

vi Asset/liability management continued

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

All of Prudential’s investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

vii Regulatory capital requirements

Regulatory capital requirements apply at an individual company level for the Group life assurance and asset management business. These are described in sections D5 and E3 respectively. Capital requirements also applied for the Group’s discontinued banking operations, as described in note J8.

In addition, the Group as a whole is currently subject to the solvency requirements of the Insurance Groups Directive (IGD) as implemented by the FSA. Previously, whilst Prudential owned Egg, it was required to comply with the broadly equivalent requirements of the Financial Conglomerates Directive (FCD), as implemented by the FSA. Under both the IGD and FCD a continuous parent company solvency test is applied. Under this test the surplus capital held in each of the regulated subsidiaries is aggregated with the free assets of non-regulated subsidiaries. From this total Group borrowings are deducted, other than subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for many of the Group’s Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called ‘Innovative Tier 1’. At 31 December 2007 the Group held £763 million (31 December 2006: £763 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil million (£250 million) of Upper Tier 2 and £932 million (£1,103 million) of Lower Tier 2 capital. Further details on these amounts and other Group borrowings are shown in note H13.

At 31 December 2006, Prudential met the requirements of the FCD. In addition, during 2007, Prudential met the ‘hard test’ of the FSA under both the FCD and IGD. The IGD position as at 31 December 2007 will be submitted to the FSA by 30 April 2008 and at the time of preparation of these financial statements the surplus capital under the test was estimated to be around £1.4 billion.

In addition to obligations under subsidiary and Group regulatory requirements, Prudential applies an economic framework to its management of capital.

Economic capital provides a realistic and consistent view of Prudential’s capital requirements, allowing for diversification benefits. Two types of ‘economic capital’ approaches are applied. These are:

— Group economic capital under which the capital requirement is determinable based on a multi-year projection thus taking into account the long-term nature of Prudential’s liabilities; and

— One-year Value at Risk Capital (1-yr VaR Capital). This capital is the amount required to withstand a maximum loss over a time period of one year consistent with a confidence level of 99.5 per cent. In additional to its risk management applications, the 1-yr VaR Capital framework is used for Individual Capital Assessments in the UK and anticipated to form the basis of Prudential’s capital modelling for future regulatory reporting developments, such as Solvency II.

168 Prudential plc Annual Report 2007

D: Life assurance businesses

D1: Group overview

a Products and classification for IFRS reporting

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or investment contracts, if the risk is insignificant.

Insurance contracts

Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the MSB of reporting as set out in the ABI SORP.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

— UK insurance operations

– bulk and individual annuity business, written primarily by Prudential Retirement Income Limited and other categories of non-participating UK business;

— Jackson

– fixed and variable annuity business and life insurance; and

— Prudential Corporation Asia

– non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

— UK

– certain unit-linked savings and similar contracts;

— Jackson

– GICs and funding agreements

– minor amounts of ‘annuity certain’ contracts; and

— Prudential Corporation Asia

– minor amounts for a number of small categories of business.

The accounting for the contracts of UK insurance operations and Jackson’s GICs and funding agreements are considered in turn below:

i Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

Acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the ‘front-end load’ i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision. The amortisation profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

C/D

Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D1: Group overview continued i Certain UK unit-linked savings and similar contracts continued

Sterling reserves

Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted under IFRS 4.

ii Jackson – GICs and funding arrangements

Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

b Concentration of risk i Business accepted

The Group has a broadly based exposure to life assurance risk. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. In addition, looking beyond pure insurance risk, the Group considers itself well developed in its approach to assessment of diversification benefits through its economic capital framework that is used for internal business management. The economic capital methodology seeks to apply a single yardstick to assess and quantify all risks attaching to the Group’s insurance business and associated capital requirements.

Prudential’s internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated in respect of existing contractual and discretionary liabilities only, excluding the impact of future new business and dividend distribution.

For the purposes of calculating Group economic capital, Group economic solvency is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group’s capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

The Group economic capital position is calculated using the Group Solvency Model (GSM) – an integrated stochastic asset/liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures the correlations between different asset classes and geographies.

The Group regularly determines the level of capital required to cover the risks to its existing contractual and discretionary insurance liabilities on an economic basis and its internal target solvency level. This level of required capital is determined after allowance for diversification across risk and geographies and the capturing of future shareholders’ transfers from the business units. This level is then compared with available capital on an equivalent basis (i.e. IFRS shareholders’ equity after eliminating goodwill and including subordinated debt capital and valuation differences). The required capital is then analysed into its contributing parts by risk type namely market risk (including interest and equity risk), credit risk, underwriting, persistency and operational risk.

The largest risk exposure continues to be credit risks which reflect the relative size of exposure in Jackson and the UK shareholder annuities business. However, credit risk has reduced due to the sale of Egg and Jackson’s maturing fixed annuity business.

An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

ii Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At 31 December 2007, 98 per cent of the reinsurance recoverable insurance assets were ceded by the Group’s UK and US operations, of which 88 per cent of the balance were from reinsurers with Standard & Poor’s rating AA- and above. A similar position was held at 31 December 2006.

170 Prudential plc Annual Report 2007

D1: Group overview continued

c Guarantees

Notes D2(c), D3(c), D4(b) and D4(h) provide details of guarantee features of the Group’s life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2007 as described in section D2(e)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(c). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(c). Jackson’s derivative programme seeks to manage the exposures as described in section D3(d). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(h)(iii).

d Amount, timing and uncertainty of future cash flows from insurance contracts

The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures. These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the present value of future expected distributable earnings of in-force long-term insurance business. The latter item when added to the net assets is commonly referred to as Embedded Value.

The Group prepares and publishes supplementary information in accordance with the European Embedded Value (EEV) principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Key elements of the EEV principles are the approach applied to allowing for risk and the use of best estimate assumptions to project future cash flows arising from the contracts.

The business covered by the EEV basis results includes both investment contracts as well as insurance contracts (as defined under IFRS 4). Investment contracts form a relatively small part of the Group’s long-term business as demonstrated by the carrying value of policyholder liabilities shown in the Group balance sheet.

The projected cash flows are those expected to arise under the contracts such as those arising from premiums, claims and expenses after appropriate allowance for future lapse behaviour and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

Encumbered capital is based on the Group’s internal target for economic capital subject to it meeting at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

The valuation of the future cash flows also takes account of the ‘time value’ of option and guarantee features of the Group’s long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modelled. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

The present value of the future distributable earnings is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the ‘beta’ multiplied by the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return, it is possible to derive a product specific beta.

Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant margin of 50 basis points (2006: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2006: 100 basis points).

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

D

Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D1: Group overview continued

Details of the key assumptions and sensitivity of the EEV value of in-force business are shown in the sections for each geographic segment that follow in this note. The sensitivity of the present value of the discounted future cash flows under the EEV methodology is of particular interest. The sensitivity provides an indication of the movement in the net value ascribable to potential variations in the amounts and timing of future cash flows to shareholders and the uncertainty attached to those cash flows.

e Sensitivity of IFRS basis profit or loss and equity to market and other risks i Overview of risks by business unit

The financial assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

— Currency risk: due to changes in foreign exchange rates, — interest rate risk: due to changes in market interest rates, and

— other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

In addition, the profitability of the Group’s life assurance businesses and, as described in Section E, Asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

Three key points are to be noted, namely:

— The Group’s with-profit and unit-linked funds absorb most market risk attaching to the fund’s investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds.

— The Group’s shareholder results are most sensitive to market risks for assets of shareholder-backed business.

— The main exposures of the Group’s IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis profit or loss and equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

172 Prudential plc Annual Report 2007

## D1: Group overview continued

| Type of business | Market and credit risk: Investments/derivatives | Market and credit risk: Liabilities/unallocated surplus | Indirect exposure | Insurance and lapse risk |
|---|---|---|---|---|
| **UK insurance operations (see also section D2(i))** | | | | |
| With-profits business (including Prudential Annuities Limited) | Net neutral direct exposure (Indirect exposure only) | | Investment performance subject to smoothing through declared bonuses | Persistency risk to future shareholder transfers |
| SAIF sub-fund | Net neutral direct exposure (Indirect exposure only) | | Asset management fees earned by M&G | |
| Unit-linked business | Net neutral direct exposure (Indirect exposure only) | | Investment performance through asset management fees | Persistency risk |
| Shareholder-backed annuity business | Asset/liability mismatch risk<br>Credit risk<br>Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital | | | Mortality experience and assumptions for longevity |
| **US insurance operations (see also section D3(i))** | | | | |
| All business | Currency risk | | | Persistency risk |
| Variable annuity business | Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme | | Investment performance through asset management fees | |
| Fixed indexed annuity business | Derivative hedge programme to the extent not fully hedged against liability and fund performance | Incidence of equity participation features | Spread difference between earned rate and rate credited to policyholders | Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts |
| Fixed annuity business/ GIC business | Credit risk<br>Interest rate risk<br>These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39 | | | |
| **Asian insurance operations (see also section D4(h))** | | | | |
| All business | Currency risk | | | Persistency risk |
| With-profits business | Net neutral direct exposure (Indirect exposure only) | | Investment performance subject to smoothing through declared bonuses | |
| Unit-linked business | Net neutral direct exposure (Indirect exposure only) | | Investment performance through asset management fees | |
| Non-participating business Taiwan | Interest rate and price risk | Long-term interest rates | | |
| Other non-participating business | Interest rate and price risk | Long-term interest rates | | |

D Financial statements

173

Notes on the Group financial statements

D: Life assurance businesses continued

D1: Group overview continued

ii IFRS shareholder results – Exposures for market and other risk

Key Group exposures

The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and equity-based exposure not covered by the equity derivative programmes. However, the main effect is on Jackson IFRS total profit and equity. IFRS profit or loss and equity arise from the accounting rather than economic effect of market value movements on assets and derivatives attaching to fixed annuity, term and institutional business.

Jackson’s derivative programme is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Combined with the spread based nature of Jackson’s other products and the US GAAP basis of measuring liabilities to policyholders, Jackson’s risk exposure at the operating profit level based on longer-term investment returns is relatively less significant than for other parts of the Group. However, movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement for the asset and liabilities for the insurance contracts, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in equity (i.e. outside the income statement).

For Asian operations, other than possibly for the impact of any alteration to assumed long-term interest rates in Taiwan, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and of the effect of any impairment on the loan book of Prudential Capital.

Market and credit risk

UK insurance operations With-profits business

— With-profits business

Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit or equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

Investment performance is a key driver of bonuses, and hence the shareholders’ share of cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

— Prudential Annuities Limited (PAL)

PAL’s business is not with-profit; it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL’s assets and liabilities are reflected in the liability for unallocated surplus which as described above, changes to which do not affect shareholder results.

— Scottish Amicable Insurance Fund (SAIF)

SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group’s IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF’s assets and liabilities.

174 Prudential plc Annual Report 2007

D1: Group overview continued

Shareholder-backed business

The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

— Prudential Retirement Income Limited (PRIL)

The assets covering PRIL’s liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except mainly to the extent of any minor asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of PRIL’s liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

The principal items affecting the IFRS results for PRIL are mortality experience and assumptions and credit risk.

— PAC non-profit sub-fund

The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.

The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

— Other shareholder backed unit-linked business

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

Jackson

The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities for fixed annuity, term, institutional and other variable annuity business not segregated in the separate accounts.

Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders’ equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathers GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value give rise to potentially significant volatility in the IFRS income statement and shareholders’ equity. As for other shareholder-backed business the profit or loss for Jackson is presented in the Group’s supplementary basis of reporting as described in note B1, by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are: Variable annuity business – net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging performance.

Fixed annuity business – the spread differential between the earned rate and the rate credited to policyholders; and Fixed index annuity business – the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features.

D Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D1: Group overview continued

Asian operations

For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group’s Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group’s supplementary analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates. This key feature is described in more detail in notes D4(d) and (h)(iii).

Insurance and lapse risk

The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can effect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders’ share of cost of bonus may be only marginally affected. However, altered persistency trends may affect the embedded value of the business in force reflecting an altered value of future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity shocks that result in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

iii Impact of diversification on risk exposure

The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions

— Financial risk factors

— Non-financial risk factors.

Correlation across risk factors

— Longevity risk

— Expenses

— Persistency

— Other risks.

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

f Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(j), D3(j) and D4(i).

In the years 2003 to 2007, claims paid on the Group’s life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £11.8 billion to £17.1 billion. Indicatively it is to be expected that of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2007 of £176 billion, the amounts likely to be paid in 2008 will be of a similar magnitude.

176 Prudential plc Annual Report 2007

## D2: UK insurance operations

### a Summary balance sheet

In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund, PRIL, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

| | | PAC with-profits sub-fund note i | | | Other funds and subsidiaries | | | | UK insurance operations | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Scottish Amicable Insurance Fund note ii £m | Excluding Prudential Annuities Limited £m | Prudential Annuities Limited note iii £m | Total note iv £m | Prudential Retirement Income Limited £m | Unit-linked business £m | Other business £m | Total £m | 2007 Total £m | 2006 Total £m |
| **Assets** | | | | | | | | | | |
| Intangible assets attributable to shareholders: | | | | | | | | | | |
| Deferred acquisition costs and other intangible assets | – | – | – | – | – | 55 | 102 | 157 | **157** | 167 |
| | – | – | – | – | – | 55 | 102 | 157 | **157** | 167 |
| Intangible assets attributable to PAC with-profits fund: | | | | | | | | | | |
| In respect of acquired subsidiaries for venture fund and other investment purposes | – | 192 | – | 192 | – | – | – | – | **192** | 830 |
| Deferred acquisition costs | 4 | 15 | – | 15 | – | – | – | – | **19** | 31 |
| | 4 | 207 | – | 207 | – | – | – | – | **211** | 861 |
| Total | 4 | 207 | – | 207 | – | 55 | 102 | 157 | **368** | 1,028 |
| Other non-investment and non-cash assets | 161 | 2,086 | 289 | 2,375 | 512 | 660 | 725 | 1,897 | **4,433** | 4,733 |
| Investments of long-term business and other operations: | | | | | | | | | | |
| Investment properties | 1,230 | 10,197 | 485 | 10,682 | 724 | 1,030 | – | 1,754 | **13,666** | 14,429 |
| Financial investments: | | | | | | | | | | |
| Loans note v | 184 | 599 | 163 | 762 | 43 | – | 256 | 299 | **1,245** | 1,128 |
| Equity securities and portfolio holdings in unit trusts | 6,946 | 40,756 | 352 | 41,108 | 107 | 12,659 | 9 | 12,775 | **60,829** | 60,246 |
| Debt securities note vi | 4,595 | 20,383 | 13,075 | 33,458 | 13,173 | 5,751 | 203 | 19,127 | **57,180** | 53,461 |
| Other investments note vii | 244 | 2,531 | 127 | 2,658 | 90 | 115 | 284 | 489 | **3,391** | 2,461 |
| Deposits | 466 | 4,021 | 313 | 4,334 | 828 | 1,418 | 182 | 2,428 | **7,228** | 6,812 |
| Total investments | 13,665 | 78,487 | 14,515 | 93,002 | 14,965 | 20,973 | 934 | 36,872 | **143,539** | 138,537 |
| Held for sale assets | 30 | – | – | – | – | – | – | – | **30** | 463 |
| Cash and cash equivalents | 127 | 642 | 56 | 698 | 49 | 836 | 159 | 1,044 | **1,869** | 1,979 |
| **Total assets** | **13,987** | **81,422** | **14,860** | **96,282** | **15,526** | **22,524** | **1,920** | **39,970** | **150,239** | 146,740 |

D
Financial statements

177

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D2: UK insurance operations continued

| | Scottish Amicable Insurance Fund note ii £m | PAC with-profits sub-fund note i: Excluding Prudential Annuities Limited £m | PAC with-profits sub-fund note i: Prudential Annuities Limited note iii £m | PAC with-profits sub-fund note i: Total note iv £m | Other funds and subsidiaries: Prudential Retirement Income Limited £m | Other funds and subsidiaries: Unit-linked business £m | Other funds and subsidiaries: Other business £m | Other funds and subsidiaries: Total £m | UK insurance operations 2007 Total £m | UK insurance operations 2006 Total £m |
|---|---|---|---|---|---|---|---|---|---|---|
| **Equity and liabilities** | | | | | | | | | | |
| ***Equity*** | | | | | | | | | | |
| Shareholders' equity | – | – | – | – | 1,125 | 194 | 45 | 1,364 | **1,364** | 1,263 |
| Minority interests | 22 | 20 | – | 20 | – | – | – | – | **42** | 79 |
| Total equity | 22 | 20 | – | 20 | 1,125 | 194 | 45 | 1,364 | **1,406** | 1,342 |
| ***Liabilities*** | | | | | | | | | | |
| Policyholder liabilities and unallocated surplus of with-profits funds: | | | | | | | | | | |
| Insurance contract liabilities | 12,927 | 34,988 | 12,564 | 47,552 | 13,402 | 8,766 | 151 | 22,319 | **82,798** | 80,323 |
| Investment contract liabilities with discretionary participation features | 693 | 28,773 | – | 28,773 | – | – | – | – | **29,466** | 28,665 |
| Investment contract liabilities without discretionary participation features | – | 14 | – | 14 | – | 12,059 | – | 12,059 | **12,073** | 11,453 |
| Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds) | – | 12,486 | 1,719 | 14,205 | – | – | – | – | **14,205** | 13,511 |
| Total | 13,620 | 76,261 | 14,283 | 90,544 | 13,402 | 20,825 | 151 | 34,378 | **138,542** | 133,952 |
| Operational borrowings attributable to shareholder-financed operations | – | – | – | – | – | 12 | – | 12 | **12** | 11 |
| Borrowings attributable to with-profits funds | 112 | 875 | – | 875 | – | – | – | – | **987** | 1,776 |
| Other non-insurance liabilities | 233 | 4,266 | 577 | 4,843 | 999 | 1,493 | 1,724 | 4,216 | **9,292** | 9,659 |
| Total liabilities | 13,965 | 81,402 | 14,860 | 96,262 | 14,401 | 22,330 | 1,875 | 38,606 | **148,833** | 145,398 |
| **Total equity and liabilities** | **13,987** | **81,422** | **14,860** | **96,282** | **15,526** | **22,524** | **1,920** | **39,970** | **150,239** | 146,740 |

**Notes**

i For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

ii SAIF is a separate sub-fund within the PAC long-term business fund.

iii Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

iv Excluding policyholder liabilities of the Hong Kong branch of PAC.

v The loans of the Group's UK insurance operations of £1,245 million comprise mortgage loans of £449 million, policy loans of £35 million and other loans of £761 million. The mortgage loans are collateralised by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

vi Included in debt securities above are £3,511 million (2006: £3,341 million) of securities which are not quoted on active markets and are valued using valuation techniques of which £3,002 million (2006: £2,945 million) related to assets held by with-profits operations and £509 million (2006: £396 million) related to assets held by shareholder-backed operations.

178 Prudential plc Annual Report 2007

## D2: UK insurance operations continued

**Notes** continued

vii Other investments comprise:

| | 2007 £m |
|---|---|
| Derivative assets (note G3) | 571 |
| Partnerships in investment pools and other | 2,820 |
| | 3,391 |

Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

### b Information on credit risk of debt securities

The following table summarises by rating the securities held by UK insurance operations as at 31 December 2007 and 2006:

| | PAC with-profits sub-fund | | | | Other funds and subsidiaries | | | UK insurance operations | |
|---|---|---|---|---|---|---|---|---|---|
| | Scottish Amicable Insurance Fund £m | Excluding Prudential Annuities Limited £m | Prudential Annuities Limited £m | Total £m | Prudential Retirement Income Limited £m | Unit-linked business £m | Other business £m | 2007 Total £m | 2006 Total £m |
| S&P – AAA | 1,453 | 6,434 | 4,356 | 10,790 | 5,658 | 3,534 | 121 | 21,556 | 18,794 |
| S&P – AA+ to AA- | 436 | 1,978 | 1,518 | 3,496 | 1,541 | 680 | 20 | 6,173 | 4,859 |
| S&P – A+ to A- | 1,030 | 4,356 | 2,693 | 7,049 | 3,354 | 1,093 | 31 | 12,557 | 12,270 |
| S&P – BBB+ to BBB- | 652 | 2,780 | 920 | 3,700 | 781 | 267 | 9 | 5,409 | 5,792 |
| S&P – Other | 167 | 757 | 11 | 768 | 1 | 6 | – | 942 | 880 |
| | 3,738 | 16,305 | 9,498 | 25,803 | 11,335 | 5,580 | 181 | 46,637 | 42,595 |
| Moody's – Aaa | 138 | 550 | 177 | 727 | 125 | 22 | 9 | 1,021 | 1,073 |
| Moody's – Aa1 to Aa3 | 23 | 198 | 273 | 471 | 82 | 9 | 2 | 587 | 479 |
| Moody's – A1 to A3 | 74 | 321 | 284 | 605 | 243 | 19 | 3 | 944 | 1,030 |
| Moody's – Baa1 to Baa3 | 41 | 180 | 150 | 330 | 103 | 14 | 2 | 490 | 627 |
| Moody's – Other | 10 | 400 | – | 400 | – | – | – | 410 | 127 |
| | 286 | 1,649 | 884 | 2,533 | 553 | 64 | 16 | 3,452 | 3,336 |
| Fitch | 43 | 196 | 265 | 461 | 160 | 17 | 1 | 682 | 1,243 |
| Other | 528 | 2,233 | 2,428 | 4,661 | 1,125 | 90 | 5 | 6,409 | 6,287 |
| Total debt securities | 4,595 | 20,383 | 13,075 | 33,458 | 13,173 | 5,751 | 203 | 57,180 | 53,461 |

In the table above S&P ratings have been used where available. For securities where S&P ratings are not available those produced by Moody's and then Fitch have been used as an alternative.

Where no external ratings are available internal ratings produced by the Group's asset management operations, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the total debt securities held at 31 December 2007 which are not externally rated, £2,972 million were internally rated AAA to A-, £2,844 million were internally rated BBB+ to B- and £593 million were unrated. The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

As detailed in note D2(i) below the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers other funds and subsidiaries in the table above.

D Financial statements

179

Notes on the Group financial statements

D: Life assurance businesses continued

D2: UK insurance operations continued

c Products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

— One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, the SAIF, and the non-profit sub-fund;

— Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;

— Prudential Retirement Income Limited, a shareholder-owned subsidiary; or

— Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i With-profits products and PAC with-profits sub-fund

Within the balance sheet of UK insurance operations at 31 December 2007, there are policyholder liabilities of £76.3 billion (2006: £74.1 billion) and unallocated surplus of £14.2 billion (2006: £13.5 billion) that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

When determining policy payouts, including final bonuses, Prudential considers policyholders’ reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations, together with ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework, which also more recently contains an explicit requirement to treat customers fairly.

The WPSF held a provision of £45 million at 31 December 2007 (2006: £47 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

ii Annuity business

Prudential’s conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the non-profit sub-fund and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI. Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select an ‘anticipated bonus’ from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

On 31 December 2007, Prudential completed the transfer of 62,000 with-profits annuity policies from Equitable Life, with assets of approximately £1.7 billion. The policies transferred form part of the Defined Charge Participating Sub-Fund of Prudential’s with-profit fund. Profits to shareholders will emerge on a ‘charges less expenses’ basis and policyholders will be entitled to 100 per cent of the investment earnings.

At 31 December 2007, £29.5 billion (2006: £29.0 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

180 Prudential plc Annual Report 2007

D2: UK insurance operations continued iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £563 million was held in SAIF at 31 December 2007 (2006: £561 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group’s shareholders’ equity.

iv Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

d Exposure to market risk i Non-linked life and pension business

For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

ii Pension annuity business

Prudential’s UK annuity business mainly employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

iii Unit-linked business

Except through the second order effect on asset management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

e Process for setting assumptions and determining contract liabilities i Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency.

For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

D Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D2: UK insurance operations continued

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses charged to SAIF continued to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme up to 31 December 2007, when the tariff arrangement terminated. This provided an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) were generally significantly greater than the tariff costs. From 1 January 2008 the full expenses incurred are being charged to SAIF.

The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. For property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The FSA’s Peak 2 calculation under the realistic regime requires the value of liabilities to be calculated as:

— The with-profits benefits reserve (WPBR); plus — future policy related liabilities (FPRL); plus — the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders’ profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group and aim to be market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group’s management policy for with-profits funds and the Group’s disclosures in the publicly available Principles and Practices of Financial Management.

182 Prudential plc Annual Report 2007

## D2: UK insurance operations continued

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

### iii Annuity business

The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for IFRS reporting purposes to remove some of the margins for prudence within the assumptions, and contingency reserves, which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rates used for discounting claim payments are derived from the yields on the assets held with an allowance for default risk.

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

| | PAL | | PRIL | |
|---|---|---|---|---|
| **2007** | Males | Females | Males | Females |
| In payment | 106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120 | 84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120 | 99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120 | 85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120 |
| In deferment | AM92 minus 4 years | AF92 minus 4 years | AM92 minus 4 years | AF92 minus 4 years |

| | PAL | | PRIL | |
|---|---|---|---|---|
| 2006 | Males | Females | Males | Females |
| In payment | 106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25% | 84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75% | 99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25% | 85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75% |
| In deferment | AM92 minus 4 years | AF92 minus 4 years | AM92 minus 4 years | AF92 minus 4 years |

| | PAL | | PRIL | |
|---|---|---|---|---|
| 2005 | Males | Females | Males | Females |
| In payment | 93% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25% | 84% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75% | 88% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25% | 84% – 102% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75% |
| In deferment | AM92 minus 4 years | AF92 minus 4 years | AM92 minus 4 years | AF92 minus 4 years |

D Financial statements

183

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D2: UK insurance operations continued

#### iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

#### f Reinsurance

The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2007, reinsurance premiums for externally ceded business were £59 million (2006: £58 million) and reinsurance recoverable insurance assets were £335 million (2006: £510 million) in aggregate. The gains and losses recognised in profit and loss for these contracts were immaterial.

#### g Effect of changes in assumptions used to measure insurance assets and liabilities

*2007*

For UK insurance operations, the 2007 results have been determined after making changes to mortality assumptions for the annuity business and other assumptions for the WPSF and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.

| | 2007 £m | |
|---|---|---|
| | With-profits sub-fund | Shareholder-backed business |
| Effect of strengthening of mortality assumptions[note a] | (435) | (276) |
| Modelling of management actions[note b] | (167) | – |
| Strengthening of other assumptions[note c] | (62) | – |
| | (664) | (276) |
| Release of other margins: | | |
| Projected benefit related[note d] | 13 | 104 |
| Investment related:[note e] | | |
| Default margins | 199 | 48 |
| Asset management fees | 60 | – |
| | 259 | 48 |
| Expenses related[notes c,f] | – | 68 |
| Other[notes c,g] | – | 90 |
| | 272 | 310 |
| Net charge to unallocated surplus | (392) | |
| Net credit to shareholder result | | 34 |

**Notes**

a The mortality assumptions have been strengthened by increasing the minimum level of future improvement rate.

b Given the continuing strong financial position of the fund, the assumed management actions relating to with-profits business have been revised in order to better reflect the benefits to policyholders that can be supported by the fund.

c The effects of the strengthening of other assumptions for the WPSF of £62 million is net of a release of PAL's expense reserve of £11 million and other additional margins in PAL's liabilities of £40 million.

d The release of projected benefit related margins primarily relates to modelling improvements that have been made during 2007.

e The release of investment-related margins includes £48 million in respect of default margins for shareholder-backed business and £199 million for PAL. The resulting assumptions for expected defaults, after allowing for the release of margins, remain appropriate given economic conditions at 31 December 2007. In addition, for PAL, there is a release of £60 million in respect of asset management fees.

f A release of expense reserves has been made following recent expense reductions.

g This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

184 Prudential plc Annual Report 2007

## D2: UK insurance operations continued

*2006*

For with-profits business, there was no significant change in assumptions in 2006.

There was no change in mortality assumptions for PAL in 2006 which had a material effect on the measurement of the insurance liabilities. Liabilities for PAL were increased by £47 million for the effect of change of assumptions for renewal expenses. As PAL is owned by the WPSF, this change had no effect on shareholder profit.

In 2006, the FSA made regulatory changes for UK regulated shareholder-backed non-participating business. These changes were confirmed in the December 2006 policy statement PS06/14.

The changes to the FSA rules allow insurance liabilities for this business to incorporate more realism. In particular this is achieved by:

— setting technical provisions for expenses not directly attributable to one particular contract at a homogenous risk group level and not, as previously, at an individual contract level for all non-profit business; and
— recognising the economic effect of making a prudent lapse rate assumption. Previously, no lapses were assumed.

Under IFRS 4, the effect of this change is accounted for as a change in estimate and there was a consequent increase in operating profit based on longer-term investment returns of £46 million.

In addition to the £46 million credit described above, a charge of £4 million was recognised in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.

### h Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2007, the EEV basis value of in-force business of UK insurance operations, after taking account of the cost of encumbered capital and the cost of the time value of financial options and guarantees, was £5,334 million (2006: £4,835 million). This value has been determined after applying the principles of valuation described in note D1 and the following key assumptions:

| | 2007 % | 2006 % |
|---|---|---|
| Risk discount rate for in-force business at the start of the year | 7.85 | 8.0 |
| Pre-tax expected long-term nominal rates of investment return: | | |
| UK equities | 8.55 | 8.6 |
| Overseas equities | 8.1 to 10.2 | 8.6 to 9.3 |
| Property | 6.8 | 7.1 |
| Gilts | 4.55 | 4.6 |
| Corporate bonds – with-profits funds[note i] | 6.0 | 5.3 |
| – other business | 6.25 | 5.3 |
| Expected long-term rate of inflation | 3.2 | 3.1 |
| Post-tax expected long-term nominal rate of return for the with-profits sub-fund pensions business (where no tax applies) | 7.85 | 7.5 |
| Life business | 6.9 | 6.6 |
| Pre-tax expected long-term nominal rate of return for annuity business:[note ii] | | |
| Fixed annuities | 5.4 to 5.6 | 5.0 to 5.1 |
| Linked annuities | 5.0 to 5.2 | 4.8 to 5.0 |

**Notes**

i The assumed long-term rate for corporate bonds for 2007 for with-profits business reflects the purchase of credit default swaps.

ii The pre-tax rate of return for annuity business is based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

D Financial statements

185

Notes on the Group financial statements
D: Life assurance businesses continued

**D2: UK insurance operations** continued

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Economic assumptions: | | |
| Discount rates – 1% increase | (534) | (480) |
| Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities, and all risk discount rates):* | | |
| – 1% increase | (95) | (66) |
| – 1% decrease | 113 | 69 |
| Equity/property yields – 1% rise | 405 | 382 |
| Equity/property market values – 10% fall | (519) | (502) |
| Non-economic assumptions: | | |
| Maintenance expenses – 10% decrease | 36 | 33 |
| Lapse rates – 10% decrease | 87 | 75 |
| Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity) | (103) | (87) |

* 2006 comparatives for the sensitivity to interest rate changes have been adjusted from previously published data for the effect of revisions to the calculation of the with-profits fund.

**i Sensitivity of IFRS basis profit or loss and equity to market and other risks**

The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

**i With-profits business**

*SAIF*

Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

*With-profits sub-fund business*

For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2007 and 2006 are demonstrated in note D5.

**ii Shareholder-backed annuity business**

Profits from shareholder-backed annuity business are most sensitive to:

- the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;
- actual versus expected default rates on assets held;
- the difference between long-term rates of return on corporate bonds and risk-free rates;
- the variance between actual and expected mortality experience;
- the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and
- changes in renewal expense levels.

186 Prudential plc Annual Report 2007

## D2: UK insurance operations continued

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £35 million (2006: £34 million). A decrease in credit default assumptions of five basis points would increase gross profits by £72 million (2006: £64 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £13 million (2006: £14 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

### iii Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

### iv Shareholder exposure to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting described in note D2(c) and (e), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same as detailed in note D2(e)(iii), with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

The estimated sensitivity of the UK non-linked shareholder backed business (principally pension annuities business) to a movement in interest rates of one per cent as at 31 December 2007 and 2006 is as follows:

| | 2007 £m | | 2006 £m | |
|---|---|---|---|---|
| | Fall of 1% | Rise of 1% | Fall of 1% | Rise of 1% |
| Carrying value of debt securities and derivatives | 1,930 | (1,634) | 1,802 | (1,529) |
| Policyholder liabilities | (1,777) | 1,467 | (1,671) | 1,374 |
| Related deferred tax effects | (43) | 47 | (40) | 47 |
| Net sensitivity of profit after tax and equity | 110 | (120) | 91 | (108) |

In addition the shareholder backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flow to the policyholder, a 10 per cent fall in their value would have given rise to a £86 million and £42 million reduction in pre-tax profit for 2007 and 2006. After related deferred tax there would have been a £62 million and £29 million reduction in shareholders' equity at 31 December 2007 and 2006 respectively.

The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Company's supplementary analysis of profits be included within the short-term fluctuations in investment returns.

### j Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(e) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

D
Financial statements

187

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D2: UK insurance operations continued

The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2007 and 2006 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

| | 2007 £m | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | With-profits business | | | Annuity business (Insurance contracts) | | | Other | | |
| | Insurance contracts | Investment contracts | Total | PAL | PRIL | Total | Insurance contracts | Investment contracts | Total |
| Policyholder liabilities | 47,915 | 29,480 | 77,395 | 12,564 | 13,402 | 25,966 | 8,917 | 12,059 | 20,976 |
| | 2007 % | | | | | | | | |
| Expected maturity: | | | | | | | | | |
| 0 to 5 years | 47 | 25 | 38 | 32 | 31 | 32 | 32 | 31 | 31 |
| 5 to 10 years | 27 | 23 | 26 | 24 | 23 | 24 | 23 | 22 | 23 |
| 10 to 15 years | 13 | 19 | 16 | 18 | 17 | 17 | 18 | 20 | 19 |
| 15 to 20 years | 7 | 15 | 10 | 12 | 12 | 12 | 12 | 13 | 12 |
| 20 to 25 years | 4 | 11 | 6 | 7 | 8 | 7 | 8 | 6 | 7 |
| Over 25 years | 2 | 7 | 4 | 7 | 9 | 8 | 7 | 8 | 8 |

| | 2006 £m | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | With-profits business | | | Annuity business (Insurance contracts) | | | Other | | |
| | Insurance contracts | Investment contracts | Total | PAL | PRIL | Total | Insurance contracts | Investment contracts | Total |
| Policyholder liabilities | 46,223 | 28,677 | 74,900 | 13,379 | 12,327 | 25,706 | 8,394 | 11,441 | 19,835 |
| | 2006 % | | | | | | | | |
| Expected maturity: | | | | | | | | | |
| 0 to 5 years | 47 | 23 | 36 | 32 | 30 | 31 | 32 | 37 | 34 |
| 5 to 10 years | 28 | 22 | 26 | 24 | 23 | 24 | 24 | 23 | 23 |
| 10 to 15 years | 13 | 17 | 15 | 18 | 17 | 18 | 18 | 14 | 16 |
| 15 to 20 years | 6 | 15 | 10 | 12 | 12 | 12 | 12 | 13 | 13 |
| 20 to 25 years | 3 | 13 | 7 | 7 | 8 | 7 | 7 | 5 | 7 |
| Over 25 years | 3 | 10 | 6 | 7 | 10 | 8 | 7 | 8 | 7 |

**Notes**

i The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

ii Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

iii Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

iv For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

v The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

188 Prudential plc Annual Report 2007

## D3: US insurance operations

### a Summary results and balance sheet
#### i Results and movements on shareholders' equity

| | 2007 £m | 2006 £m |
|---|---|---|
| Operating profit based on longer-term investment returns | 444 | 398 |
| Short-term fluctuations in investment returns | (18) | 53 |
| Profit before shareholder tax | 426 | 451 |
| Tax | (126) | (150) |
| Profit for the year | 300 | 301 |

| | 2007 £m | 2006 £m |
|---|---|---|
| Profit for the year | 300 | 301 |
| Items recognised directly in equity: | | |
| Exchange movements | (42) | (377) |
| Unrealised valuation movements on securities classified as available-for-sale: | | |
| Unrealised holding losses arising during the year | (231) | (208) |
| Less losses included in the income statement | (13) | 7 |
| | (244) | (201) |
| Related change in amortisation of deferred income and acquisition costs | 88 | 75 |
| Related tax | 54 | 50 |
| Total items of income and expense recognised directly in equity | (144) | (453) |
| Total income and expense for the year | 156 | (152) |
| Transfers to Central companies | (122) | (91) |
| Net increase (decrease) in equity | 34 | (243) |
| Shareholders' equity at beginning of year | 2,656 | 2,899 |
| **Shareholders' equity at end of year** | 2,690 | 2,656 |

In addition, for Jackson, included within the movements in shareholders' equity is a net reduction in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £244 million. This reduction reflects the effects of widened credit spreads in the US bond market partially offset by the effect of reduced US interest rates and a steepening yield curve. These movements do not reflect defaults or permanent impairments.

With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations such value movements are reflected in changes to asset share liabilities to policyholders and the liability for unallocated surplus. For shareholder-backed operations the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders, which is then, in the Company's supplementary IFRS information, analysed between operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Impairments are recorded in the income statement as shown in note B1.

In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer term. In 2007, there was a movement in the balance sheet value for these debt securities classified as available-for-sale from a net unrealised gain of £110 million to a net unrealised loss of £136 million. During 2007, US interest rates fell and the yield curve steepened. Offsetting this movement were market price effects resulting from increasing credit spreads and global credit concerns. As a result of these factors, the gross unrealised gain in the balance sheet decreased from £366 million at 31 December 2006 to £303 million at 31 December 2007 while the gross unrealised loss increased from £256 million at 31 December 2006 to £439 million at 31 December 2007. Details of the securities in an unrealised position are shown in D3(b) below.

D
Financial statements

189

Notes on the Group financial statements

D: Life assurance businesses continued

D3: US insurance operations continued

These features are included in the table shown below of the movements in the values of available-for-sale securities:

2007 2006

Change in unrealised appreciation

£m £m £m

Assets fair valued at below book value

Book value 10,730 11,258

Unrealised loss (439) (183) (256)

Fair value (as included in balance sheet) 10,291 11,002

Assets fair valued at or above book value

Book value 8,041 8,208

Unrealised gain 303 (63) 366

Fair value (as included in balance sheet) 8,344 8,574

Total

Book value 18,771 19,466

Net unrealised (loss) gain (136) (246) 110

Fair value (as included in balance sheet)* 18,635 19,576

£m

Reflected as part of movement in shareholders’ equity

Movement in unrealised appreciation (244)

Exchange movements (2)

(246)

*Debt securities for US operations as included in the balance sheet of £19,002 million comprise £18,635 million in respect of securities classified as ‘available-for-sale’ and £367 million for securities of consolidated investment funds classified as ‘fair value through profit and loss’.

Included within the movement in unrealised losses for the debt securities of Jackson of £244 million as shown above was a value reduction of £55 million relating to the sub-prime and Alt-A securities as referred to in section G2.

190 Prudential plc Annual Report 2007

## D3: US insurance operations continued
### ii Balance sheet

| | Variable annuity separate account assets and liabilities note i £m | Fixed annuity, GIC and other business note i £m | US insurance operations 2007 Total £m | 2006 Total £m |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible assets attributable to shareholders: | | | | |
| Deferred acquisition costs and other intangible assets | – | 1,928 | **1,928** | 1,712 |
| Total | – | 1,928 | **1,928** | 1,712 |
| Other non-investment and non-cash assets | – | 1,651 | **1,651** | 1,588 |
| Investments of long-term business and other operations: | | | | |
| Investment properties | – | 8 | **8** | 20 |
| Financial investments: | | | | |
| Loans note ii | – | 3,258 | **3,258** | 3,254 |
| Equity securities and portfolio holdings in unit trusts | 15,027 | 480 | **15,507** | 11,710 |
| Debt securities D3b | – | 19,002 | **19,002** | 20,146 |
| Other investments note iii | – | 762 | **762** | 542 |
| Deposits | – | 258 | **258** | 457 |
| Total investments | 15,027 | 23,768 | **38,795** | 36,129 |
| Cash and cash equivalents | – | 169 | **169** | 99 |
| **Total assets** | **15,027** | **27,516** | **42,543** | **39,528** |
| **Equity and liabilities** | | | | |
| ***Equity*** | | | | |
| Shareholders' equity | – | 2,690 | **2,690** | 2,656 |
| Minority interests | – | 1 | **1** | 1 |
| Total equity | – | 2,691 | **2,691** | 2,657 |
| ***Liabilities*** | | | | |
| Policyholder liabilities: note iv | | | | |
| Insurance contract liabilities | 15,027 | 17,899 | **32,926** | 30,184 |
| Investment contract liabilities without discretionary participation features (GIC and annuity certain) | – | 1,922 | **1,922** | 1,562 |
| Total | 15,027 | 19,821 | **34,848** | 31,746 |
| Core structural borrowings of shareholder-financed operations | – | 125 | **125** | 127 |
| Operational borrowings attributable to shareholder-financed operations | – | 591 | **591** | 743 |
| Other non-insurance liabilities | – | 4,288 | **4,288** | 4,255 |
| Total liabilities | 15,027 | 24,825 | **39,852** | 36,871 |
| **Total equity and liabilities** | **15,027** | **27,516** | **42,543** | **39,528** |

**Notes**

i Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

ii Loans

The loans of Jackson of £3,258 million comprise mortgage loans of £2,841 million and policy loans of £417 million. All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

Jackson's mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

The policy loans are fully secured by individual life insurance policies or annuity policies.

These loans are accounted for at amortised cost, less any impairment.

D Financial statements

191

Notes on the Group financial statements
D: Life assurance businesses continued

### D3: US insurance operations continued

**Notes** continued

iii Other investments comprise:

| | 2007 £m |
|---|---|
| Derivative assets (note G3) | 390 |
| Partnerships in investment pools and other | 372 |
| | 762 |

Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 164 other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

iv Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2007
The policyholder liabilities, net of reinsurers' share of £436 million (2006: £427 million), reflect balances in respect of the following:

| | 2007 £m | 2006 £m |
|---|---|---|
| Policy reserves and liabilities on non-linked business: | | |
| Reserves for future policyholder benefits and claims payable | 916 | 935 |
| Deposits on investment contracts (as defined under US GAAP) | 16,784 | 17,690 |
| Guaranteed investment contracts | 1,685 | 1,327 |
| Unit-linked (variable annuity) business | 15,027 | 11,367 |
| | 34,412 | 31,319 |

In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £2,607 million (2006: £2,552 million) and are included in 'other non-insurance liabilities' in the balance sheet above.

### b Information on credit risks of debt securities

| Summary | 2007 £m Carrying value | 2006 £m Carrying value |
|---|---|---|
| Corporate security and commercial loans: | | |
| Publicly traded and SEC Rule 144A traded | 10,345 | 11,569 |
| Non-SEC Rule 144A traded | 2,613 | 2,458 |
| | 12,958 | 14,027 |
| Residential mortgage-backed securities | 2,939 | 2,827 |
| Commercial mortgage-backed securities | 1,532 | 1,155 |
| Other debt securities | 1,573 | 2,137 |
| Total debt securities | 19,002 | 20,146 |

#### Credit quality

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at 31 December 2007 and 2006 by NAIC classifications:

192 Prudential plc Annual Report 2007

## D3: US insurance operations continued

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Carrying value | | Carrying value | |
| | £m | % of total | £m | % of total |
| NAIC designation: | | | | |
| 1 | 4,338 | 42 | 4,631 | 40 |
| 2 | 5,194 | 50 | 5,850 | 51 |
| 3 | 542 | 5 | 817 | 7 |
| 4 | 231 | 2 | 249 | 2 |
| 5 | 40 | 1 | 22 | 0 |
| | 10,345 | 100 | 11,569 | 100 |

The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Carrying value | | Carrying value | |
| | £m | % of total | £m | % of total |
| NAIC designation: | | | | |
| 1 | 1,011 | 39 | 861 | 35 |
| 2 | 1,351 | 52 | 1,345 | 54 |
| 3 | 206 | 8 | 212 | 9 |
| 4 | 45 | 1 | 40 | 2 |
| 5 | – | – | – | – |
| | 2,613 | 100 | 2,458 | 100 |

The following table shows the quality of residential and commercial mortgage-backed securities:

| | 2007 | 2006 |
|---|---|---|
| | Carrying value £m (unless otherwise stated) | Carrying value £m (unless otherwise stated) |
| **Residential mortgage-backed securities (included within debt securities)** | | |
| Total residential mortgage-backed securities | 2,939 | 2,827 |
| Residential mortgage-backed securities rated AAA or equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch): | | |
| Amount | 2,542 | 1,750 |
| Percentage of total | 86.5% | 61.9% |
| Residential mortgage-backed securities rated NAIC 1: | | |
| Amount | 2,932 | 2,824 |
| Percentage of total | 99.8% | 99.9% |
| Commercial mortgage-backed securities (included within debt securities) | | |
| Total commercial mortgage-backed securities | 1,532 | 1,155 |
| Commercial mortgage-backed securities rated AAA or equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch): | | |
| Amount | 1,351 | 1,090 |
| Percentage of total | 88.2% | 94.4% |
| Commercial mortgage-backed securities rated NAIC 1: | | |
| Amount | 1,462 | 1,076 |
| Percentage of total | 95.4% | 93.2% |

Included within other debt securities of £1,573 million in the summary shown above are £944 million (2006: £1,133 million) of asset backed securities held directly by Jackson, of which £817 million (2006: £791 million) were NAIC designation 1 and £127 million (2006: £342 million) NAIC designation 2. In addition, other debt securities includes £316 million (2006: £405 million) in respect of securities held by the Piedmont trust entity (see note G1) and £313 million (2006: £485 million) from the consolidation of investment funds managed by PPM America.

D Financial statements

193

Notes on the Group financial statements

D: Life assurance businesses continued

D3: US insurance operations continued

In addition to the ratings disclosed above, the following table summarises by rating the debt securities held by US insurance operations as at 31 December 2007 using Standard and Poor’s (S&P), Moody’s and Fitch ratings:

2007 £m

Carrying value

S&P – AAA 3,896

S&P – AA+ to AA- 1,187

S&P – A+ to A- 3,657

S&P – BBB+ to BBB- 5,415

S&P – Other 1,113

15,268

Moody’s – Aaa 549

Moody’s –Aa1 to Aa3 118

Moody’s –A1 to A3 47

Moody’s – Baa1 to Baa3 79

Moody’s – Other 78

871

Fitch 380

Other 2,483

Total debt securities 19,002

In the table above, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

The amounts within Other which are not rated by S&P, Moody’s or Fitch have the following NAIC classifications:

2007 £m

NAIC 1 1,079

NAIC 2 1,311

NAIC 3-6 93

2,483

Included in debt securities are £2,863 million (2006: £2,859 million) of securities which are not quoted on active markets and are valued using valuation techniques.

Debt securities above are shown net of cumulative impairment losses on retained securities of £246 million (2006: £266 million). Included within the debt securities of Jackson at 31 December 2007 are exposures to sub-prime and Alt-A mortgages and CDO funds as follows:

2007 £m

Carrying value

Sub-prime mortgages (S&P rated AAA) 237

Alt-A mortgages (77% AAA, 17% AA) 660

897

CDO funds* 260

1,157

*Including Group’s economic interest in Piedmont (as described in note G1) and other consolidated CDO portfolios.

194 Prudential plc Annual Report 2007

## D3: US insurance operations continued

Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 659 or lower.

### Debt securities classified as available-for-sale in an unrealised loss position

The unrealised losses in the US insurance operations balance sheet on unimpaired securities are (£439) million (2006: £(256) million). This reflects assets with fair market value and book value of £10,291 million and £10,730 million respectively.

The following table shows some key attributes of the debt securities that are in an unrealised loss position at 31 December 2007 and 2006.

| | 2007 £m | | 2006 £m | |
|---|---|---|---|---|
| Fair value of securities as a percentage of book value | Fair value | Unrealised loss | Fair value | Unrealised loss |
| Between 90% and 100% | 9,370 | (274) | 10,941 | (248) |
| Between 80% and 90% | 784 | (122) | 61 | (8) |
| Below 80% | 137 | (43) | – | – |
| | 10,291 | (439) | 11,002 | (256) |

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

| Fair value of securities as a percentage of book value | Fair value £m | Unrealised loss £m |
|---|---|---|
| Between 90% and 100% | 572 | (24) |
| Between 80% and 90% | 132 | (22) |
| Below 80% | 28 | (10) |
| | 732 | (56) |

| | 2007 £m | | | | 2006 £m | | | |
|---|---|---|---|---|---|---|---|---|
| Aged analysis of unrealised losses for the periods indicated | Not rated | Non-investment grade | Investment grade | Total | Not rated | Non-investment grade | Investment grade | Total |
| Less than 6 months | (7) | (8) | (52) | (67) | (1) | (1) | (14) | (16) |
| 6 months to 1 year | (10) | (21) | (105) | (136) | (3) | (1) | (10) | (14) |
| 1 year to 2 years | (5) | (2) | (16) | (23) | (24) | (10) | (135) | (169) |
| 2 years to 3 years | (24) | (10) | (140) | (174) | (5) | – | (9) | (14) |
| 3 years to 4 years | (3) | (1) | (5) | (9) | (5) | – | (35) | (40) |
| 4 years to 5 years | (3) | – | (24) | (27) | – | – | – | – |
| 5 years to 6 years | – | – | – | – | (2) | (1) | – | (3) |
| 6 years to 7 years | (1) | (2) | – | (3) | – | – | – | – |
| | (53) | (44) | (342) | (439) | (40) | (13) | (203) | (256) |

At 31 December 2007, the gross unrealised losses in the balance sheet for the sub-prime and Alt-A securities in an unrealised loss position were £56 million. Sub-prime and Alt-A securities with unrealised losses of £37 million in the balance sheet at 31 December 2007 have been in an unrealised loss position for less than one year with the remaining securities with unrealised losses of £19 million being in an unrealised loss position for more than one year.

D
Financial statements

195

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D3: US insurance operations continued

| By maturity of security | 2007 £m Unrealised loss | 2006 £m Unrealised loss |
|---|---|---|
| Less than 1 year | (1) | (1) |
| 1 to 5 years | (54) | (29) |
| 5 to 10 years | (164) | (113) |
| More than 10 years | (60) | (51) |
| Mortgage-backed securities and other debt securities | (160) | (62) |
| Total | (439) | (256) |

**c Products and guarantees**

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

**i Fixed annuities**

*Interest-sensitive annuities*

At 31 December 2007, interest-sensitive fixed annuities accounted for 25 per cent (2006: 31 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2006: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 80 per cent (2006: 80 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2006: 3.1 per cent).

Approximately 30 per cent (2006: 35 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2007 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

*Fixed indexed annuities*

Fixed indexed annuities accounted for seven per cent (2006: seven per cent) of Jackson's policy and contract liabilities at 31 December 2007. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

*Immediate annuities*

At 31 December 2007, immediate annuities accounted for two per cent (2006: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

196 Prudential plc Annual Report 2007

D3: US insurance operations continued ii Variable annuities

At 31 December 2007, VAs accounted for 45 per cent (2006: 38 per cent) of Jackson’s policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2007, approximately nine per cent (2006: 13 per cent) of VA funds were in fixed accounts.

Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(d).

iii Life insurance

Jackson’s life insurance products accounted for nine per cent (2006: 10 per cent) of Jackson’s policy and contract liabilities at

31 December 2007. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

iv Institutional products

Jackson’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2007, institutional products accounted for 12 per cent of policy and contract liabilities (2006: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued.

If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days’ notice account for less than one per cent (2006: less than one per cent) of total policyholder reserves.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

d Risk management

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 90 per cent (2006: 89 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 10 per cent (2006: 11 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

— The risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates; — the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and — the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

D

Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D3: US insurance operations continued

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. Under the Group’s accounting policies supplementary analysis of the profit before taxes attributable to shareholders is provided as shown in note B1. In preparing this analysis, value movements on Jackson’s derivative contracts, other than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns. Value movements on derivative instruments used for certain equity-based product management activities are included within operating results based on longer-term investment returns, as the value movements broadly offset the economic impact of changed levels of benefit payments and reserves as equity markets fluctuate. The types of derivatives used by Jackson and their purpose are as follows:

— Interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes; — forwards consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads; — put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates; — equity index futures contracts and equity index call and put options are used to hedge Jackson’s obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes; — total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; — cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations; — spread cap options are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and — credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

Note D3(i) parts (iii) and (iv) show the sensitivities of Jackson’s results through its exposure to equity risk and interest rate risk.

e Process for setting assumptions and determining contract liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A4, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

— Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income); — any amounts previously assessed against policyholders that are refundable on termination of the contract; and — any probable future loss on the contract (i.e. premium deficiency).

198 Prudential plc Annual Report 2007

D3: US insurance operations continued

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

— Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;

— amounts expected to be assessed for contract administration less costs incurred for contract administration;

— amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;

— amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

— other expected assessments and credits.

VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2007, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2006: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

The assumptions used for calculating the direct GMIB liability at 31 December 2007 and 2006 are consistent with those used for calculating the GMDB liability.

Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

The fair values of the GMWB, GMIB and GMAB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behaviour in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behaviour involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilisation of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, Jackson assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standards SFAS 60, ‘Accounting and Reporting by Insurance Enterprises’ using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

D Financial statements

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D3: US insurance operations continued

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

#### f Reinsurance

The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2007, the premiums for such ceded business amounted to £60 million (2006: £66 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £10 million and £47 million, respectively, during 2007 (2006: £12 million and £53 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2007 or 2006. The reinsurance asset for business ceded outside the Group was £436 million (2006: £427 million).

#### g Effect of changes in assumptions used to measure insurance assets and liabilities

*2007*

The operating profit based on longer-term investment returns of £444 million for US insurance operations for 2007 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2007 to conform to more recent experience. These changes included revisions to the assumptions regarding mortality rates, resulting in an increase in operating profits of £14 million, and utilisation of free partial withdrawal options, resulting in a decrease to operating profits of £4 million. In addition, several smaller changes relating to lapse rates and other assumptions resulted in a decrease of £2 million in operating profits. Combined with other minor modifications, the resulting net impact of all changes during the year was an increase in pre-tax profits of £8 million.

*2006*

The operating profit based on longer-term investment returns of £398 million for US insurance operations for 2006 was determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilisation of free partial withdrawal options, resulting in a decrease in Deferred Acquisition Costs (DAC) of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions resulted in an increase of £6 million in DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

#### h Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2007, the EEV basis value of in-force business of the US operations, after taking account of the cost of encumbered capital, and the cost of the time value of financial options and guarantees, was £1,386 million (2006: £1,320 million). This value has been determined after applying the principles of valuation described in note D1. The key assumptions in these projections are the risk discount rates, which are 8.1 per cent (2006: 8.4 per cent) for variable annuity business and 4.8 per cent (2006: 5.6 per cent) for other business, and the expected ultimate spread between the earned rate and the rate credited to policyholders for single premium deferred annuity business of 1.75 per cent.

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Economic assumptions: | | |
| Discount rates – 1% increase | (129) | (127) |
| Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities and all risk discount rates): | | |
| – 1% increase | (120) | (190) |
| – 1% decrease | 17 | 116 |
| Equity/property yields – 10% rise | 58 | 46 |
| Equity/property market values – 10% fall | (63) | (58) |
| Non-economic assumptions: | | |
| Maintenance expenses – 10% decrease | 30 | 32 |
| Lapse rates – 10% decrease | 123 | 110 |
| Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity) | 74 | 75 |

200 Prudential plc Annual Report 2007

## D3: US insurance operations continued

### i Sensitivity of IFRS basis profit and equity to market and other risks

#### i Currency fluctuations

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates were US$2.00 (2006: US$1.84) and US$1.99 (2006: US$1.96) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

| | A 10% increase in exchange rates | | A 10% decrease in exchange rates | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Profit before tax attributable to shareholders | (39) | (42) | 48 | 51 |
| Profit for the year | (29) | (29) | 35 | 35 |
| Shareholders' equity attributable to US insurance operations | (242) | (247) | 296 | 293 |

#### ii Other sensitivities

The principal determinants of variations in operating profit based on longer-term returns are:

- Growth in the size of assets under management covering the liabilities for the contracts in force;
- incidence of guarantees; and
- spread returns for the difference between investment returns and rates credited to policyholders.

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

- Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2007 and 2006 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

- Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

D
Financial statements

201

Notes on the Group financial statements

D: Life assurance businesses continued

D3: US insurance operations continued iii Exposure to equity risk

As noted in note D3(d), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging programme, if the equity markets were to increase, Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note D3(e) for further details on the valuation of the guarantees) and fees are recognised prospectively. It is estimated that an immediate increase in the equity markets of 10 per cent would result in an accounting charge, net of related DAC amortisation, before tax of up to £30 million (2006: £20 million), excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders’ equity at 31 December 2007 of up to £20 million (2006: £13 million). An immediate decrease in the equity markets of 10 per cent would result in an approximately equal and opposite estimated effect on profit and shareholders’ equity. The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

In addition, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A 10 per cent decrease in their value would have given rise to an estimated £76 million (2006: £66 million) reduction in pre-tax profit, net of related changes in amortisation of DAC, for 2007. After related deferred tax there would have been an estimated £50 million (2006: £43 million) reduction in shareholders’ equity at 31 December 2007. A 10 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity.

iv Exposure to interest rate risk

Notwithstanding the market risk exposure described in note D3(d), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(c) and D3(e).

202 Prudential plc Annual Report 2007

## D3: US insurance operations continued

However, the debt securities and related derivatives are marked to market value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Market value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within the statement of changes in equity. The estimated sensitivity of these items and policyholder liabilities to a one per cent decrease and increase in interest rates at 31 December 2007 and 2006 is as follows:

| | A 1% decrease in interest rates | | A 1% increase in interest rates | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Profit and loss | | | | |
| Direct effect | | | | |
| Derivatives value change | (116) | (95) | 163 | 109 |
| Policyholder liabilities | (38) | (7) | 29 | 3 |
| Related effect on amortisation of DAC | 52 | 29 | (58) | (30) |
| Pre-tax profit effect | | | | |
| Operating profit based on longer-term investment returns | (15) | (2) | 11 | 1 |
| Short-term fluctuations in investment returns | (87) | (71) | 123 | 81 |
| | (102) | (73) | 134 | 82 |
| Related effect on charge for deferred tax | 36 | 26 | (47) | (29) |
| Net profit effect | (66) | (47) | 87 | 53 |
| Statement of changes in equity | | | | |
| Direct effect on carrying value of debt securities | 848 | 858 | (848) | (858) |
| Related effect on amortisation of DAC | (212) | (214) | 212 | 214 |
| Related effect on movement in deferred tax | (223) | (225) | 223 | 225 |
| Net effect | 413 | 419 | (413) | (419) |
| Total net effect on IFRS equity | 347 | 372 | (326) | (366) |

### j Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2007 and 2006 is as follows:

| | 2007 £m | | 2006 £m | |
|---|---|---|---|---|
| | Fixed annuity and other business (including GICs and similar contracts) | Variable annuity | Fixed annuity and other business (including GICs and similar contracts) | Variable annuity |
| Policyholder liabilities | 19,821 | 15,027 | 20,379 | 11,367 |
| | % | % | % | % |
| Expected maturity: | | | | |
| 0 to 5 years | 51 | 48 | 53 | 48 |
| 5 to 10 years | 26 | 30 | 26 | 30 |
| 10 to 15 years | 11 | 13 | 11 | 13 |
| 15 to 20 years | 5 | 6 | 5 | 6 |
| 20 to 25 years | 3 | 2 | 3 | 2 |
| Over 25 years | 4 | 1 | 2 | 1 |

The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

D Financial statements

203

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D4: Asian insurance operations

#### a Summary balance sheet at 31 December 2007

| | With-profits business note i £m | Unit-linked assets and liabilities £m | Other £m | Asian insurance operations 2007 Total £m | Asian insurance operations 2006 Total £m |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Intangible assets attributable to shareholders: | | | | | |
| Goodwill | – | – | 111 | 111 | 111 |
| Deferred acquisition costs and other intangible assets | – | – | 745 | 745 | 612 |
| Total | – | – | 856 | 856 | 723 |
| Other non-investment and non-cash assets | 134 | 58 | 570 | 762 | 602 |
| Investments of long-term business and other operations: | | | | | |
| Investment properties | – | – | 14 | 14 | 41 |
| Financial investments: | | | | | |
| Loans note ii | 560 | 37 | 490 | 1,087 | 904 |
| Equity securities and portfolio holdings in unit trusts | 4,472 | 4,728 | 604 | 9,804 | 6,894 |
| Debt securities note iii | 2,329 | 1,901 | 2,690 | 6,920 | 5,391 |
| Other investments | 13 | 6 | 23 | 42 | 87 |
| Deposits | 44 | 118 | 215 | 377 | 408 |
| Total investments | 7,418 | 6,790 | 4,036 | 18,244 | 13,725 |
| Cash and cash equivalents | 194 | 123 | 362 | 679 | 618 |
| **Total assets** | **7,746** | **6,971** | **5,824** | **20,541** | **15,668** |
| **Equity and liabilities** | | | | | |
| ***Equity*** | | | | | |
| Shareholders' equity | – | – | 1,369 | 1,369 | 1,287 |
| Minority interests | – | – | 7 | 7 | – |
| Total equity | – | – | 1,376 | 1,376 | 1,287 |
| ***Liabilities*** | | | | | |
| Policyholder liabilities and unallocated surplus of with-profits funds: | | | | | |
| Insurance contract liabilities | 6,280 | 6,971 | 3,661 | 16,912 | 12,706 |
| Investment contract liabilities with discretionary participation features | 84 | – | – | 84 | 68 |
| Investment contract liabilities without discretionary participation features | 37 | – | – | 37 | 27 |
| Unallocated surplus of with-profits funds | 146 | – | – | 146 | 88 |
| Total | 6,547 | 6,971 | 3,661 | 17,179 | 12,889 |
| Other non-insurance liabilities | 1,199 | – | 787 | 1,986 | 1,492 |
| Total liabilities | 7,746 | 6,971 | 4,448 | 19,165 | 14,381 |
| **Total equity and liabilities** | **7,746** | **6,971** | **5,824** | **20,541** | **15,668** |

**Notes**

i The balance sheet for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

ii The loans of the Group's Asian insurance operations of £1,087 million comprise mortgage loans of £132 million, policy loans of £430 million and other loans of £525 million. The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

204 Prudential plc Annual Report 2007

## D4: Asian insurance operations continued

**Notes** continued

Credit quality of debt securities

The following table summarises the credit quality of the debt securities of the Asian insurance operations as at 31 December 2007 by rating agency rating:

| | With-profits business £m | Unit-linked business £m | Other business £m | Total £m |
|---|---|---|---|---|
| S&P – AAA | 1,367 | 660 | 257 | **2,284** |
| S&P – AA+ to AA- | 242 | 153 | 1,599 | **1,994** |
| S&P – A+ to A- | 299 | 271 | 105 | **675** |
| S&P – BBB+ to BBB- | 142 | 34 | 17 | **193** |
| S&P – Other | 8 | 47 | 94 | **149** |
| | 2,058 | 1,165 | 2,072 | **5,295** |
| Moody's – Aaa | 16 | 185 | – | **201** |
| Moody's – Aa1 to Aa3 | 7 | 19 | 19 | **45** |
| Moody's – A1 to A3 | 11 | 16 | 1 | **28** |
| Moody's – Baa1 to Baa3 | 12 | 7 | – | **19** |
| Moody's – Other | 58 | – | – | **58** |
| | 104 | 227 | 20 | **351** |
| Other | 167 | 509 | 598 | **1,274** |
| **Total debt securities** | 2,329 | 1,901 | 2,690 | **6,920** |

Of the £598 million debt securities for other business which are not rated in the table above, £317 million are in respect of government bonds, £83 million corporate bonds rated as investment grade by local external ratings agencies, and £71 million structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

### Summary policyholder liabilities (net of reinsurance) and unallocated surplus

The policyholder liabilities (net of reinsurance of £12 million (2006: £8 million)) and unallocated surplus shown in the table above reflect the following balances:

| | 2007 £m | 2006 £m |
|---|---|---|
| With-profits business | **6,397** | 5,410 |
| Unallocated surplus of Asian with-profit operations | **146** | 88 |
| Unit-linked business | **6,971** | 4,134 |
| Other business | **3,653** | 3,249 |
| | **17,167** | 12,881 |

At 31 December 2007, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £17.2 billion (2006: £12.9 billion) comprised the following:

| | 2007 £m | 2006 £m |
|---|---|---|
| Singapore | **5,462** | 4,355 |
| Hong Kong | **3,901** | 3,045 |
| Taiwan | **2,781** | 2,249 |
| Malaysia | **1,201** | 895 |
| Japan | **695** | 572 |
| Other countries | **3,127** | 1,765 |
| Total Asian operations | **17,167** | 12,881 |

D Financial statements

205

Notes on the Group financial statements

D: Life assurance businesses continued

D4: Asian insurance operations continued

b Products and guarantees

The life insurance products offered by the Group’s Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asian operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asian operations and, in particular, the products’ options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(c) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

Product guarantees in Asia can be broadly classified into four main categories; namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Cash value and interest rate guarantees are of three types:

— Maturity values

Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.

— Surrender values

Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested.

Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

— Interest rate guarantees

It is common in Asia for regulations or market driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

The most significant book of non-participating business in the Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (h) below.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at 31 December 2007 of £261 million and £728 million respectively (2006: £226 million and £316 million respectively). The business is much less sensitive to returns than Taiwan with a higher proportion of linked and health business.

The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

206 Prudential plc Annual Report 2007

D4: Asian insurance operations continued

The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

c Exposure to market risk

The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan’s whole of life policy book, as described in note (h) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

d Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asian businesses in the Group’s IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 2.5 per cent (2006: 2 per cent) trend towards 5.5 per cent (2006: 5.5 per cent) at 31 December 2013 (2006: 2013).

e Reinsurance

The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2007, reinsurance premiums for externally ceded business were £52 million (2006: £47 million) and the reinsurance assets were £12 million (2006: £8 million) in aggregate.

f Effect of changes in bases and assumptions used to measure insurance assets and liabilities

There are no changes of assumptions that had a material impact on the 2007 and 2006 results of Asian operations.

g Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2007, the EEV basis value of in-force business of the Asian operations, after taking account of the cost of encumbered capital and the cost of the time value of financial options and guarantees was £2,770 million (2006: £1,628 million). The most significant businesses in Asia are in Hong Kong, Malaysia, Singapore and Taiwan. These businesses account for 74 per cent (2006: 75 per cent) of the total value of business in-force for the Asian operations. These EEV basis in-force values have been determined after applying the principles of valuation described in section D1 and the following key assumptions for the four most significant businesses.

D Financial statements

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D4: Asian insurance operations continued

| | 2007 % | | | 2006 % | | |
|---|---|---|---|---|---|---|
| | Risk discount rate (in-force business)† | Expected long-term rate of inflation | Government bond yield | Risk discount rate (in-force business)† | Expected long-term rate of inflation | Government bond yield |
| Hong Kong* | 6.0 | 2.25 | 4.1 | 6.8 | 2.25 | 4.7 |
| Malaysia | 9.1 | 2.75 | 6.5 | 9.2 | 3.00 | 7.0 |
| Singapore | 6.8 | 1.75 | 4.25 | 6.9 | 1.75 | 4.5 |
| Taiwan | 9.8 | 2.25 | 5.5 | 9.3 | 2.25 | 5.5 |

*Hong Kong business is predominantly US dollar denominated.
†For 2007, cash rates rather than government bond yields were used in setting the risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business. For 2006, cash rates were used for these operations and for all Hong Kong business (i.e. including US dollar denominated business).

The most significant equity holdings in Asian operations are in Hong Kong, Malaysia and Singapore. The arithmetic average equity return assumptions for these three territories at 31 December 2007 were 8.1 per cent, 12.5 per cent and 9.3 per cent respectively (2006: 8.7 per cent, 12.8 per cent and 9.3 per cent respectively).

For Taiwan the same assumptions are applied as under IFRS (see note (d) above).

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Economic assumptions: | | |
| Discount rates – 1% increase | (386) | (271) |
| Interest rates (including consequential changes for assumed investment returns for all assets classes, market values of debt securities and all risk discount rates): | | |
| – 1% increase | (29) | 42 |
| – 1% decrease | 2 | (115) |
| Equity/property yields – 10% rise | 234 | 154 |
| Equity/property market values – 10% fall | (136) | (99) |
| Non-economic assumptions: | | |
| Maintenance expenses – 10% decrease | 54 | 45 |
| Lapse rates – 10% decrease | 142 | 93 |
| Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity) | 98 | 77 |

In addition to these disclosures, for Asian operations as a whole it should be noted that the cash flows of the Taiwan life business are particularly sensitive to projected rates of investment return (as described in note (h)(iii) below).

### h Sensitivity of IFRS basis profit and equity to market and other risks

#### Currency translation

Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates for the most significant operations are given in note B4.

A 10 per cent increase or decrease in these rates and those of other Asian operations would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

| | A 10% increase in exchange rates | | A 10% decrease in exchange rates | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Profit before tax attributable to shareholders | (16) | (33) | 20 | 34 |
| Profit for the year | (10) | (21) | 13 | 25 |
| Shareholders' equity, excluding goodwill, attributable to Asian operations | (124) | (116) | 151 | 143 |

208 Prudential plc Annual Report 2007

D4: Asian insurance operations continued

Other risks i With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

ii Unit-linked business

As for the UK insurance operations, the profits and shareholders’ equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

iii Other business

Taiwan whole of life business – interest rate risk on deferred acquisition costs and policyholders’ liabilities

The principal other business of Asian operations is the traditional whole of life business written in Taiwan.

The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 2.5 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread for the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £45 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2007 and 2006, it has been projected that rates of return for Taiwanese bond yields will trend from the then current levels of some 2.5 per cent (2.0 per cent) to 5.5 per cent by 31 December 2013.

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2008 and 2009 and the target date for attainment of the long-term bond yield deferred to 31 December 2015, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between 31 December 2007 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

At 31 December 2007, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to 31 December 2013, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have been such that the net GAAP reserve would have met the liability adequacy test but with no margin available to cover further deterioration. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £200 million.

D Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D4: Asian insurance operations continued

The adequacy of the Taiwan insurance contract liabilities is also sensitive to movements in short-term movements in market interest rates. This is because a reduction in the current interest rates would alter the progression rate to the long-term rate and the assumed timing of attainment of the rate may be insufficient and they would have been deferred. If the interest rates at 31 December 2006 of circa 2 per cent had been lower by 0.5 per cent and the date for the attainment of the long-term rate deferred by one year to 2014 the effect on the net premium reserve would have been a charge of approximately £60 million.

If the interest rate at 31 December 2007 of circa 2.5 per cent had been lower by 0.5 per cent with the same progression period and long-term rate the net premium reserve would have been adequate and no charge would have been necessary.

For the Korean and Japanese life business exposures described in note (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Insurance Groups Directive (IGD).

Interest rate risk for other business excluding Taiwan

In addition to the sensitivity of the Taiwan results to the impact of current period and longer-term interest rates on liability adequacy tests, as described above, the other business and solvency capital of Asian operations are also sensitive to the vagaries of routine movements in interest rates.

Asian operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit linked.

Excluding with-profit and unit-linked business along with Taiwan, which is detailed above, 72 per cent (2006: 78 per cent) of the bond portfolio for other business of Asian operations at 31 December 2007 was held in Japan, Singapore and Vietnam with corporate bond rates varying from territory to territory and ranging from 1.5 per cent to 9.1 per cent at 31 December 2007 (1.7 per cent to 8.8 per cent at 31 December 2006) for these three countries. An analysis of movements in bond rates during previous periods and its impact on IFRS basis profit or loss and shareholders’ equity has been undertaken, with reasonably possible movements for these countries being considered to be 0.25 per cent for Japan, 0.5 per cent for Singapore and 1.0 per cent for Vietnam.

Based on these movements, plus indicative changes for bonds held in other Asian operations within the region, the impact on IFRS basis profit or loss and shareholders’ equity from a reasonably possible change in interest rates for Asian operations excluding Taiwan at 31 December 2007 has been assessed, with rate movements ranging from 0.25 per cent to 1.0 per cent (2006: 0.25 per cent to 1.0 per cent) dependent on country. Looking at the region in aggregate and noting that interest rates are unlikely to move consistently by the same degree from period to period, the range of movements considered to be reasonably possible would result in a change in IFRS profit or loss of plus or minus £30 million (2006: £32 million). These amounts, if they arose, would be recorded within the category short-term fluctuations in investment returns in the Group’s supplementary analysis of profit before tax. After adjusting for deferred tax the reasonably possible effect on shareholders’ equity is plus or minus £22 million (2006: £24 million).

210 Prudential plc Annual Report 2007

D4: Asian insurance operations continued

Equity price risk

The principal holders of equity securities are the Taiwan, Singapore and Vietnam businesses. For the Taiwan and Singapore operations market changes have a direct effect on profit and loss with no matching effect on the carrying value of policyholder liabilities. This is also true for the Vietnam business. However, to the extent that equity investment appreciation is realised through sales of securities then policyholders’ liabilities are adjusted to the extent that policyholders’ participate.

The impact of a 10 per cent change in equity prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group’s supplementary analysis of profit before tax, would be as follows:

2007 £m 2006 £m

10% 10% 10% 10% increase decrease increase decrease

Pre-tax 73 (73) 67 (67) Related deferred tax (where applicable) (5) 5 (8) 8 Net effect on profit and equity 68 (68) 59 (59)

i Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

2007 £m 2006 £m

Policyholder liabilities 17,033 12,801

% %

Expected maturity:

0 to 5 years 22 22 5 to 10 years 22 20 10 to 15 years 16 16 15 to 20 years 13 13 20 to 25 years 9 10 Over 25 years 18 19

D Financial statements

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D5: Capital position statement for life assurance businesses

**a Summary statement**

The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at 31 December 2007 and 2006.

| 31 December 2007 | 2007 £m | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | SAIF | WPSF note i | Total PAC with-profits fund | Other UK life assurance subsidiaries and funds note ii | Jackson | Asian life assurance subsidiaries | Total life assurance operations | M&G | Parent company and shareholders' equity of other subsidiaries and funds | Group total |
| **Group shareholders' equity** | | | | | | | | | | |
| Held outside long-term funds: | | | | | | | | | | |
| Net assets | – | – | – | 550 | 2,690 | 1,258 | 4,498 | 271 | (723) | 4,046 |
| Goodwill | – | – | – | – | – | 111 | 111 | 1,153 | 77 | 1,341 |
| Total | – | – | – | 550 | 2,690 | 1,369 | 4,609 | 1,424 | (646) | 5,387 |
| Held in long-term funds note ii | – | – | – | 814 | – | – | 814 | – | – | 814 |
| Total Group shareholders' equity | – | – | – | 1,364 | 2,690 | 1,369 | 5,423 | 1,424 | (646) | 6,201 |
| **Adjustments to regulatory basis** | | | | | | | | | | |
| Unallocated surplus of with-profits funds note v | – | 14,205 | 14,205 | – | – | 146 | 14,351 | | | |
| Shareholders' share of realistic liabilities | – | (4,178) | (4,178) | – | – | – | (4,178) | | | |
| Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes | (4) | (15) | (19) | (143) | (1,928) | (790) | (2,880) | | | |
| Jackson surplus notes note iv | – | – | – | – | 125 | – | 125 | | | |
| Adjustment from IAS 19 basis pension surplus attributable to WPSF to pension liability for regulatory purposes note vii | – | (530) | (530) | – | – | – | (530) | | | |
| Valuation difference on PAL between IFRS basis and regulatory basis | – | (1,117) | (1,117) | – | – | – | (1,117) | | | |
| Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) note v | 4 | 355 | 359 | (239) | 1,364 | (96) | 1,388 | | | |
| Total adjustments | 0 | 8,720 | 8,720 | (382) | (439) | (740) | 7,159 | | | |
| **Total available capital resources of life assurance businesses on local regulatory bases** | 0 | 8,720 | 8,720 | 982 | 2,251 | 629 | 12,582 | | | |

212 Prudential plc Annual Report 2007

## D5: Capital position statement for life assurance businesses continued

| 31 December 2007 | 2007 £m<br>SAIF | WPSF note i | Total PAC with-profits fund | Other UK life assurance subsidiaries and funds note ii | Jackson | Asian life assurance subsidiaries | Total life assurance operations |
|---|---|---|---|---|---|---|---|
| **Policyholder liabilities** | | | | | | | |
| With-profits liabilities of UK regulated with-profits funds: | | | | | | | |
| Insurance contracts | 12,672 | 34,029 | 46,701 | – | – | 3,307 | 50,008 |
| Investment contracts (with discretionary participating features) | 693 | 28,773 | 29,466 | – | – | 84 | 29,550 |
| Total | 13,365 | 62,802 | 76,167 | – | – | 3,391 | 79,558 |
| Other liabilities: | | | | | | | |
| Insurance contracts: | | | | | | | |
| With-profits liabilities of non-UK regulated funds | | | | | | 2,973 | 2,973 |
| Unit-linked, including variable annuity | | 2,029 | 2,029 | 8,198 | 15,027 | 6,971 | 32,225 |
| Other life assurance business | 255 | 11,494 | 11,749 | 14,121 | 17,899 | 3,661 | 47,430 |
| Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note vi | | 14 | 14 | 12,059 | 1,922 | 37 | 14,032 |
| Total | 255 | 13,537 | 13,792 | 34,378 | 34,848 | 13,642 | 96,660 |
| **Total policyholder liabilities shown in the consolidated balance sheet** | 13,620 | 76,339 | 89,959 | 34,378 | 34,848 | 17,033 | 176,218 |

D Financial statements

213

# Notes on the Group financial statements
## D: Life assurance businesses continued

### D5: Capital position statement for life assurance businesses continued

| 31 December 2006 | 2006 £m SAIF | WPSF note i | Total PAC with-profits fund | Other UK life assurance subsidiaries and funds note ii | Jackson | Asian life assurance subsidiaries | Total life assurance operations | M&G | Egg | Parent company and shareholders' equity of other subsidiaries and funds | Group total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Group shareholders' equity | | | | | | | | | | | |
| Held outside long-term funds: | | | | | | | | | | | |
| Net assets | – | – | – | 612 | 2,656 | 1,176 | 4,444 | 230 | 292 | (1,519) | 3,447 |
| Goodwill | – | – | – | – | – | 111 | 111 | 1,153 | – | 77 | 1,341 |
| Total | – | – | – | 612 | 2,656 | 1,287 | 4,555 | 1,383 | 292 | (1,442) | 4,788 |
| Held in long-term funds note ii | – | – | – | 700 | – | – | 700 | – | – | – | 700 |
| Total Group shareholders' equity | – | – | – | 1,312 | 2,656 | 1,287 | 5,255 | 1,383 | 292 | (1,442) | 5,488 |
| Adjustments to regulatory basis | | | | | | | | | | | |
| Unallocated surplus of with-profits funds note v | – | 13,511 | 13,511 | – | – | 88 | 13,599 | | | | |
| Shareholders' share of realistic liabilities | – | (4,000) | (4,000) | – | – | – | (4,000) | | | | |
| Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes | (5) | (26) | (31) | (146) | (1,712) | (673) | (2,562) | | | | |
| Jackson surplus notes note iv | – | – | – | – | 127 | – | 127 | | | | |
| Part of IAS 19 basis pension deficit attributable to WPSF not recognised for regulatory purposes note vii | – | (244) | (244) | – | – | – | (244) | | | | |
| Valuation difference on PAL between IFRS basis and regulatory basis | – | (1,076) | (1,076) | – | – | – | (1,076) | | | | |
| Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) note v | 5 | 523 | 528 | (263) | 1,012 | (136) | 1,141 | | | | |
| Total adjustments | 0 | 8,688 | 8,688 | (409) | (573) | (721) | 6,985 | | | | |
| Total available capital resources of life assurance businesses on local regulatory bases | 0 | 8,688 | 8,688 | 903 | 2,083 | 566 | 12,240 | | | | |

214 Prudential plc Annual Report 2007

## D5: Capital position statement for life assurance businesses continued

| 31 December 2006 | SAIF | WPSF note i | Total PAC with-profits fund | Other UK life assurance subsidiaries and funds note ii | Jackson | Asian life assurance subsidiaries | Total life assurance operations |
|---|---|---|---|---|---|---|---|
| | 2006 £m | | | | | | |
| Policyholder liabilities | | | | | | | |
| With-profits liabilities of UK regulated with-profits funds: | | | | | | | |
| Insurance contracts | 13,162 | 31,925 | 45,087 | – | – | 2,659 | 47,746 |
| Investment contracts (with discretionary participating features) | 737 | 27,928 | 28,665 | – | – | 68 | 28,733 |
| Total | 13,899 | 59,853 | 73,752 | – | – | 2,727 | 76,479 |
| Other liabilities: | | | | | | | |
| Insurance contracts: | | | | | | | |
| With-profits liabilities of non-UK regulated funds | – | – | – | – | – | 2,658 | 2,658 |
| Unit-linked, including variable annuity | – | 2,039 | 2,039 | 7,766 | 11,367 | 4,134 | 25,306 |
| Other life assurance business | 231 | 12,245 | 12,476 | 12,955 | 18,817 | 3,255 | 47,503 |
| Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note vi | – | 12 | 12 | 11,441 | 1,562 | 27 | 13,042 |
| Total | 231 | 14,296 | 14,527 | 32,162 | 31,746 | 10,074 | 88,509 |
| Total policyholder liabilities shown in the consolidated balance sheet | 14,130 | 74,149 | 88,279 | 32,162 | 31,746 | 12,801 | 164,988 |

**Notes**

i WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

ii Excluding PAC shareholders' equity that are included in 'parent company and shareholders' equity of other subsidiaries and funds'.

iii The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

iv For regulatory purposes the Jackson surplus notes are accounted for as capital.

v Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For 2006 the other adjustments for UK regulated with-profits funds included inadmissible assets of the WPSF of £(256) million. For Jackson the principal reconciling item is deferred tax related to deferred acquisition costs of £675 million (2006: £599 million).

vi Insurance business accounted for as financial instruments under IAS 39.

vii In determining the IAS 19 adjustment for the purposes of this table the surplus (deficit) in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I1).

D

Financial statements

215

Notes on the Group financial statements

D: Life assurance businesses continued

D5: Capital position statement for life assurance businesses continued

b Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

i UK insurance operations

The FSA rules which govern the Prudential regulation of insurance form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and Interim Prudential Sourcebook for Insurers. Overall, the net requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance business more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. An insurer must hold capital resources equal at least to the Minimum Capital Requirement (MCR).

The Prudential Sourcebook for Insurers also contains rules on Individual Capital Assessments. Under these rules and the rules of the General Prudential Sourcebook all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC WPSF and SAIF

Under FSA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the FSA refers to as the ‘twin peaks’ approach.

The two separate peaks are:

i the requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and

ii a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Available capital of the WPSF and SAIF of £8.7 billion (2006: £8.7 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.0 billion at 31 December 2007 (2006: £1.9 billion).

The FSA’s basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

As noted in section D2(e)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

In normal investment conditions, PAC expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed one per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

216 Prudential plc Annual Report 2007

D5: Capital position statement for life assurance businesses continued

As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK life assurance subsidiaries and funds

The available capital of £982 million (2006: £903 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £841 million (2006: £809 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

ii Jackson

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of Jackson shown above of £2,251 million (2006: £2,083 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements.

iii Asian operations

The available capital shown above of £629 million (2006: £566 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £265 million (2006: £211 million). These amounts have been determined applying the local regulations in each of the operations.

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

In Singapore a risk based regulatory framework applies rather than one based on a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Taiwan

Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

Solvency capital is determined using a risk-based capital approach.

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

D Financial statements

Notes on the Group financial statements

D: Life assurance businesses continued

D5: Capital position statement for life assurance businesses continued

Malaysia

Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than four per cent).

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of 100 million Malaysian Ringgit.

Vietnam

Mathematical reserves are calculated using a modified net premium approach, using a stable set of assumptions agreed with the regulator.

The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term more than five years.

Korea

Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory standard actuarial methodology.

The capital requirement in Korea is determined as four per cent of the policy reserves and expected claims after reinsurance. Insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the usual level of solvency margin being around 200 per cent of the required capital.

iv Group capital requirements

In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Previously, whilst the Group owned Egg, it was required to comply with the broadly equivalent requirements of the FCD. Discussion of the Group’s estimated IGD position at 31 December 2007 is provided in the operating and financial review section of the Group’s 2007 Annual Report and in section C.

218 Prudential plc Annual Report 2007

## D5: Capital position statement for life assurance businesses continued

### c Movements in total available capital

Total available capital for the Group's life assurance operations has changed during 2007 as follows:

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | WPSF note i | Other UK life assurance subsidiaries and funds note iii | Jackson note ii | Asian life assurance subsidiaries | Group total |
| **Available capital at 31 December 2006** | 8,688 | 903 | 2,083 | 566 | 12,240 |
| Changes in assumptions | (335) | (33) | – | 4 | (364) |
| Changes in management policy | – | – | – | 12 | 12 |
| Changes in regulatory requirements | – | – | (7) | – | (7) |
| New business and other factors | 367 | 112 | 175 | 47 | 701 |
| **Available capital at 31 December 2007** | 8,720 | 982 | 2,251 | 629 | 12,582 |

Detail on the movement for 2006 is as follows:

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | WPSF note i | Other UK life assurance subsidiaries and funds note iii | Jackson note ii | Asian life assurance subsidiaries | Group total |
| Available capital at 31 December 2005 | 7,979 | 759 | 2,257 | 570 | 11,565 |
| Changes in assumptions | 61 | (3) | – | (2) | 56 |
| Changes in management policy | – | – | – | – | – |
| Changes in regulatory requirements | – | 80 | – | – | 80 |
| New business and other factors | 648 | 67 | (174) | (2) | 539 |
| Available capital at 31 December 2006 | 8,688 | 903 | 2,083 | 566 | 12,240 |

**Notes**

i WPSF

The increase in 2007 reflects investment return earned on the opening available capital partially offset by the £335 million effect of assumption changes and a £214 million impact from a change in the risk-free yield curve which affects the outlook for future investment returns. The £335 million effect of assumption changes on a regulatory basis compares to the £392 million effect of change in assumptions on an IFRS basis as shown in note D2(g).

The £648 million increase in available capital in 2006 for new business and other factors incorporates the effects of the strong investment returns in 2006 and the improved outlook for future investment returns at that time.

ii Jackson

The increase of £168 million in 2007 reflects an underlying increase of £203 million (applying the 2007 year end exchange rate of 1.99) and £35 million of exchange translation loss.

The decrease of £174 million in 2006 reflected an underlying increase of £100 million (applying the 2006 year end exchange rate of 1.96) and £274 million of exchange translation loss.

iii Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

The increase in available capital in 2006 from changes in regulatory requirements of £80 million was primarily due to regulatory changes for UK regulated shareholder-backed non-participating business from the FSA's policy statement PS06/14 confirmed in December 2006. The changes allowed liabilities for this business to incorporate more economic realism. Additional details are shown in note D2.

D

Financial statements

219

Notes on the Group financial statements

D: Life assurance businesses continued

D5: Capital position statement for life assurance businesses continued

d Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’ – the excess of assets over liabilities in the long-term fund determined through a formal valuation – may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of Jackson’s statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

e Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, the US and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

220 Prudential plc Annual Report 2007

D5: Capital position statement for life assurance businesses continued

f Intra-group arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds, under their obligation to maintain the capital position of long-term funds generally, having to contribute to SAIF is remote.

D Financial statements

# Notes on the Group financial statements

## E: Asset management (including US broker-dealer) and other operations

The Group's asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

Asset management in the UK is undertaken through M&G which is made up of three distinct businesses, being Retail, Wholesale and Finance, and whose operations include retail asset management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manage the Group's balance sheet.

Asset management in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

Asset management in the US is undertaken through PPM America which manages assets for the Group's US, UK and Asian affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third party customers and for its own account.

Other operations covers unallocated corporate activities and includes the head office functions.

### E1: Income statement for asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

| | Asset management operations | | | | |
|---|---|---|---|---|---|
| | 2007 £m | | | | 2006 £m |
| | M&G | US | Asia | Total | Total |
| Revenue | 810 | 386 | 201 | 1,397 | 1,080 |
| Charges | (547) | (377) | (129) | (1,053) | (797) |
| **Profit before tax** | 263 | 9 | 72 | 344 | 283 |
| Profit before tax for asset management operations comprise: | | | | | |
| Operating profit based on longer-term investment returns* | 254 | 8 | 72 | 334 | 262 |
| Short-term fluctuations in investment returns | 4 | 1 | – | 5 | – |
| Shareholders' share of actuarial gains and losses on defined benefit schemes | 5 | – | – | 5 | 21 |
| **Profit before tax** | 263 | 9 | 72 | 344 | 283 |

*Operating profit based on longer-term investment returns includes £nil (2006: £2 million) of UK restructuring costs.

222 **Prudential plc** Annual Report 2007

## E2: Balance sheet for asset management operations

Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of asset management operations are as follows:

| | Asset management operations | | | | |
|---|---|---|---|---|---|
| | 2007 £m | | | | 2006 £m |
| | M&G | US | Asia | Total | Total |
| **Assets** | | | | | |
| Intangible assets: | | | | | |
| Goodwill | 1,153 | 16 | 61 | 1,230 | 1,230 |
| Deferred acquisition costs | 6 | – | – | 6 | 6 |
| Total | 1,159 | 16 | 61 | 1,236 | 1,236 |
| Other non-investment and non-cash assets | 304 | 132 | 85 | 521 | 415 |
| Investment properties | – | – | – | – | 1 |
| Financial investments: | | | | | |
| Loans[note i] | 2,334 | – | – | 2,334 | 2,181 |
| Equity securities and portfolio holdings in unit trusts | 11 | – | 6 | 17 | 13 |
| Debt securities[note ii] | 857 | – | 25 | 882 | 678 |
| Other investments | 132 | 19 | 4 | 155 | 80 |
| Deposits | – | 15 | 11 | 26 | 10 |
| Total investments | 3,334 | 34 | 46 | 3,414 | 2,963 |
| Cash and cash equivalents[note iii] | 1,751 | 33 | 56 | 1,840 | 951 |
| **Total assets** | 6,548 | 215 | 248 | 7,011 | 5,565 |
| **Equity and liabilities** | | | | | |
| **Equity** | | | | | |
| Shareholders' equity | 1,424 | 81 | 172 | 1,677 | 1,590 |
| Minority interests | 52 | – | – | 52 | 52 |
| Total equity | 1,476 | 81 | 172 | 1,729 | 1,642 |
| **Liabilities** | | | | | |
| Intra Group debt represented by operational borrowings at Group level[note iv] | 2,477 | – | – | 2,477 | 2,032 |
| Net asset value attributable to external holders of consolidated funds[note iii] | 1,234 | – | – | 1,234 | 513 |
| Other liabilities | 1,361 | 134 | 76 | 1,571 | 1,378 |
| Total liabilities | 5,072 | 134 | 76 | 5,282 | 3,923 |
| **Total equity and liabilities** | 6,548 | 215 | 248 | 7,011 | 5,565 |

**Notes**

i Loans

The M&G loans of £2,334 million comprise £1,383 million of bridging loan finance assets and £951 million in respect of a structured finance arrangement, both managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating £738 million BBB+ to BBB- and £645 million BB+ to BB-. Of the loans receivable under the structured finance arrangement, £826 million of the receivable was with counterparties rated AA by Standard and Poor's and £125 million AA-. In addition a AAA rated credit default swap was held covering £400 million of the AA rated element of the loans.

ii Debt securities

Of the debt securities of £857 million for M&G at 31 December 2007, £278 million were rated AAA by Standard and Poor's, £6 million AA+, £42 million AA, £271 million AA-, £162 million A+, £7 million A and £ 29 million A-. Of the £62 million which was not rated by Standard and Poor's £46 million was rated Aaa by Moody's.

iii Consolidated investment funds

The M&G balance sheet shown above includes investment funds which are managed on behalf of third parties and that are consolidated under IFRS in recognition of the control arrangements for the funds. The balance sheet includes cash and cash equivalents of £1,253 million, £(19) million of other net assets and liabilities and the net asset value attributable to external unit holders of £1,234 million in respect of these funds, which are non-recourse to M&G and the Group.

iv Intra Group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,422 million of commercial paper and £55 million of medium-term notes.

E
Financial statements

223

Notes on the Group financial statements
E: Asset management (including US broker dealer) and other operations continued

### E3: Regulatory capital positions

Asset management operations in the UK, Hong Kong, Singapore, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

Asset management operations

| | 2007 £m | | | | 2006 £m |
|---|---|---|---|---|---|
| | M&G | US | Asia | Total | Total |
| **Capital surplus position** | | | | | |
| Beginning of year | 114 | 57 | 72 | 243 | 311 |
| Exchange movement | – | (1) | – | (1) | (15) |
| Movement in capital requirement | (6) | – | (3) | (9) | (26) |
| Gains during the year | 105 | 25 | 59 | 189 | 172 |
| Distributions made | (114) | – | (36) | (150) | (199) |
| End of year | 99 | 81 | 92 | 272 | 243 |

The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

### E4: Sensitivity of profit and equity to market and other financial risk

#### i Currency translation

Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates for the most significant operations are given in note B4.

A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £7 million (2006: £14 million) and £18 million (2006: £19 million) respectively.

#### ii Other sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of M&G's Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2007 by asset management operations were £882 million (2006: £678 million), the majority of which are held by the Prudential Capital operation of M&G. Debt securities held by M&G are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

### E5: Other operations

Other operations consist of unallocated corporate activities including Group Head Office (GHO) and Asia regional head office, with net income and expenditure for the year of £248 million (2006: £248 million) for other operations detailed in note B1. An analysis of assets and liabilities relating to other operations is shown in note B6.

224 Prudential plc Annual Report 2007

F: Income statement notes

F1: Segmental information

The Group’s primary and secondary segments are described in detail in note B6.

Primary segment information

The segment results for the years ended 31 December 2007 and 2006 are as follows:

2007 £m 2006 £m

Revenue

Long-term business 31,555 34,197 Asset management 1,397 1,080 Unallocated corporate 182 38 Intra group revenue eliminated on consolidation (268) (284)

Total revenue, net of reinsurance per income statement 32,866 35,031 Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)

Long-term business, including post-tax transfers to unallocated surplus of with-profits funds (30,533) (32,162) Asset management (1,053) (797) Unallocated corporate (363) (135) Intra group charges eliminated on consolidation 268 284

Total charges per income statement (31,681) (32,810) Segment results – revenue less charges (continuing operations)

Long-term business 1,022 2,035 Asset management 344 283 Unallocated corporate (181) (97) Profit before tax* 1,185 2,221 Tax attributable to policyholders’ returns (19) (849) Profit before tax attributable to shareholders 1,166 1,372 Tax attributable to shareholders’ profits (382) (392) Profit from continuing operations after tax 784 980

Segment results – discontinued operations

Banking 241(105)

Profit for the year 1,025 875

* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Within segment results above, the share of post-tax profit of associates that are equity accounted for of £nil (2006: £1 million) is allocated to the discontinued banking segment.

In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for asset management and related services. These services are charged at appropriate arm’s length prices, typically priced as a percentage of funds under management.

Total charges include £11,295 million (2006: £12,130 million) of non-cash expenses other than depreciation and amortisation mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

E/F Financial statements

Notes on the Group financial statements
F: Income statement notes continued

## F1: Segmental information continued

### Secondary segment information

Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

| | 2007 £m | 2006 £m |
|---|---|---|
| **Revenue** | | |
| UK | 17,886 | 21,212 |
| US | 8,271 | 8,562 |
| Asia | 6,977 | 5,541 |
| Intra group revenue | (268) | (284) |
| **Total revenue per income statement** | 32,866 | 35,031 |

## F2: Revenue

| | 2007 £m | 2006 £m |
|---|---|---|
| **Long-term business premiums** | | |
| Insurance contract premiums | 17,308 | 13,805 |
| Investment contracts with discretionary participation feature premiums | 874 | 1,249 |
| Inwards reinsurance premiums | 177 | 1,103 |
| Less: reinsurance premiums ceded | (171) | (171) |
| Earned premiums, net of reinsurance | 18,188 | 15,986 |
| Realised and unrealised gains and losses on securities at fair value through profit and loss | 2,630 | 5,964 |
| Realised and unrealised gains and losses on derivatives at fair value through profit and loss | 270 | 932 |
| Realised gains and losses on available-for-sale securities, previously recognised directly in equity | 13 | (7) |
| Realised gains and losses on loans | 47 | (3) |
| Interest[notes i,ii] | 5,857 | 5,827 |
| Dividends | 2,730 | 3,666 |
| Other investment income | 674 | 749 |
| Investment income | 12,221 | 17,128 |
| Fee income from investment contract business and asset management[note iii] | 1,039 | 886 |
| Income from venture investments of the PAC with-profits funds | 1,418 | 1,031 |
| Other income | 2,457 | 1,917 |
| **Total revenue** | 32,866 | 35,031 |

**Notes**

i Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.
ii Interest income includes £2 million (2006: £3 million) accrued in respect of impaired securities.
iii Fee income includes £31 million (2006: £34 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

226 Prudential plc Annual Report 2007

## F3: Acquisition costs and other operating expenditure

| | 2007 £m | 2006 £m |
|---|---|---|
| Acquisition costs[notes i,ii] | 1,030 | 1,238 |
| Staff and pension costs[I1] | 1,070 | 647 |
| Administrative and operating costs[note iii] | 2,423 | 2,327 |
| Total acquisition costs and other operating expenditure | 4,523 | 4,212 |

**Notes**

i Acquisition costs in 2007 comprise amounts related to insurance contracts of £939 million (2006: £1,165 million), and investment contracts and asset management contracts of £91 million (2006: £73 million). These costs include amortisation of £410 million (2006: £299 million) and £3 million (2006: £6 million) respectively.

ii Acquisition costs also include fee expenses relating to financial liabilities held at amortised costs of £1 million (2006: £2 million). These expenses primarily related to fees incurred on Jackson's investment contract liabilities (GICs and annuity certain contracts).

iii Administrative and operating costs include total depreciation and amortisation expense amounting to £523 million (2006: £516 million). Of this amount, £413 million (2006: £305 million) relates to amortisation of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortisation charge of £110 million (2006: £167 million), £98 million (2006: £156 million) relates to long-term business, £8 million (2006: £8 million) to asset management and £4 million (2006: £3 million) to other operations.

## F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations

Finance costs consist of £158 million (2006: £166 million) interest on core debt of central companies and £10 million (2006: £11 million) on US operations' surplus notes.

## F5: Tax

### a Total tax expense by nature of expense

An analysis of the total tax expense of continuing operations recognised in the income statement by nature of expense (benefit) is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Current tax expense: | | |
| Corporation tax | 806 | 688 |
| Adjustments in respect of prior years | (185) | (34) |
| Total current tax | 621 | 654 |
| Deferred tax arising from: | | |
| Origination and reversal of temporary differences | (170) | 556 |
| (Benefit) expense from a previously unrecognised tax loss, tax credit or temporary difference from a prior period | (50) | 31 |
| Total deferred tax (credit) expense | (220) | 587 |
| Total tax expense | 401 | 1,241 |

The total tax expense arises as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Current tax expense: | | |
| UK | 377 | 381 |
| Foreign | 244 | 273 |
| | 621 | 654 |
| Deferred tax (credit) expense: | | |
| UK | (297) | 317 |
| Foreign | 77 | 270 |
| | (220) | 587 |
| Total | 401 | 1,241 |

F
Financial statements

227

# Notes on the Group financial statements
## F: Income statement notes continued

### F5: Tax continued

The total deferred tax (credit) expense arises as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Unrealised gains and losses on investments | (225) | 236 |
| Short-term timing differences | 62 | 156 |
| Capital allowances | (4) | 2 |
| Balances relating to investment and insurance contracts | (41) | 198 |
| Unused tax losses | (12) | (5) |
| Deferred tax (credit) expense | (220) | 587 |

In April 2008 the standard corporation tax rate for the UK will change from 30% to 28%. Deferred tax at the end of 2007 for UK operations has been provided at the new rate of 28 per cent on the basis that materially all of the temporary differences are expected to reverse once the new rate has taken effect. The effect on the deferred tax assets and liabilities at 31 December 2007 was £20 million.

In 2007, a deferred tax credit of £54 million (2006: £41 million) has been taken directly to reserves. Other movements in deferred tax totalling £46 million credit mainly comprise of foreign exchange losses and as a result of the disposal of operations. When these amounts are taken with the deferred tax credit shown above, the result is a decrease of £320 million in the Group's net deferred tax liability (2006: increase of £546 million).

In 2007, there is a tax credit of £19 million relating to discontinued banking operations (2006: £45 million) (see note J1).

#### b Reconciliation of effective tax rate

The total tax expense is attributable to shareholders and policyholders as summarised in the income statement.

#### i Summary of pre-tax profit and tax charge

The income statement includes the following items:

| | 2007 £m | 2006 £m |
|---|---|---|
| Profit before tax | 1,185 | 2,221 |
| Tax attributable to policyholders' returns | (19) | (849) |
| Profit before tax attributable to shareholders | 1,166 | 1,372 |
| Tax attributable to shareholders' profits: | | |
| Tax expense | (401) | (1,241) |
| Less: tax attributable to policyholders' returns | 19 | 849 |
| Tax attributable to shareholders' profits | (382) | (392) |
| Profit from continuing operations after tax | 784 | 980 |

#### ii Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

| | 2007 £m | | | 2006 £m | | |
|---|---|---|---|---|---|---|
| | Attributable to shareholders | Attributable to policyholders* | Total | Attributable to shareholders | Attributable to policyholders* | Total |
| Profit before tax | 1,166 | 19 | 1,185 | 1,372 | 849 | 2,221 |
| Taxation charge: | | | | | | |
| Expected tax rate | 31% | 100% | 32% | 30% | 100% | 57% |
| Expected tax charge | (356) | (19) | (375) | (418) | (849) | (1,267) |
| Variance from expected tax charge (note v(ii)) | (26) | – | (26) | 26 | – | 26 |
| Actual tax charge | (382) | (19) | (401) | (392) | (849) | (1,241) |
| Average effective tax rate | 33% | 100% | 34% | 29% | 100% | 56% |

*For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

228 Prudential plc Annual Report 2007

F5: Tax continued

Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders’ profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

Furthermore, the basis of preparation of Prudential’s financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group’s with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

In meeting the reconciliation requirements set out in paragraph 81I of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v) respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in note (iii) below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by traditional approach that would apply for other industries.

The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders’ behalf and which is not contemplated by IFRS requirement

iii Basis of taxation for UK life and pension business

Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, then relief for expenses in the I-E calculation has to be restricted until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company’s regulatory returns (rather than IFRS basis results), that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are very significant and extremely complex rendering any explanation in general purpose financial statements to be of little if any use to users.

iv Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

F Financial statements

Notes on the Group financial statements

F: Income statement notes continued

F5: Tax continued

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporate rate of tax on IFRS basis profits attributable to policyholders is not relevant.

In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest.

230 Prudential plc Annual Report 2007

## F5: Tax continued

### v Reconciliation of tax charge on profits attributable to shareholders

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | UK insurance operations | Jackson | Asian long-term business operations | Other operations | Total |
| Profit before tax attributable to shareholders: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | 521 | 444 | 174 | 74 | 1,213 |
| Short-term fluctuations in investment returns | (47) | (18) | (71) | (1) | (137) |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | 90 | 90 |
| Total | 474 | 426 | 103 | 163 | 1,166 |
| Expected tax rate:[note i] | | | | | |
| Operating profit based on longer-term investment returns[note iii] | 30% | 35% | 21% | 28% | 30% |
| Short-term fluctuations in investment returns | 30% | 35% | 25% | 28% | 28% |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | 30% | 35% | 20% | 28% | 28% |
| Total | 30% | 35% | 18% | 28% | 31% |
| Expected tax charge based on expected tax rates: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | (156) | (155) | (37) | (21) | (369) |
| Short-term fluctuations in investment returns | 14 | 6 | 18 | 0 | 38 |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | (25) | (25) |
| Total | (142) | (149) | (19) | (46) | (356) |
| Variance from expected tax charge:[note ii] | | | | | |
| Operating profit based on longer-term investment returns[note iii] | (25) | 22 | (12) | 1 | (14) |
| Short-term fluctuations in investment returns | (2) | 1 | (17) | 6 | (12) |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | – | – |
| Total | (27) | 23 | (29) | 7 | (26) |
| Actual tax charge: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | (181) | (133) | (49) | (20) | (383) |
| Short-term fluctuations in investment returns | 12 | 7 | 1 | 6 | 26 |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | (25) | (25) |
| Total | (169) | (126) | (48) | (39) | (382) |
| Actual tax rate: operating profit | 35% | 30% | 28% | 27% | 32% |
| : total | 36% | 30% | 47% | 24% | 33% |

**Notes**

i Expected tax rates for profit attributable to shareholders:
Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of the operations contributing to the aggregate business result.
Expected tax rates for 2007 for Asia are lower than in 2006 due to an increased proportion of profits in low tax jurisdictions.
The expected tax rate for other operations is lower than 2006. The tax rate of 28% reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

ii Variances from expected tax charge for results attributable to shareholders:
For 2007, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:
a For UK insurance operations, disallowed expenses and prior year adjustments arising from routine revisions of tax returns;
b For Jackson, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;
c For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief; and
d For other operations, the availability of capital losses brought forward on which no deferred tax had previously been recognised, which have been used against capital gains in the period.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

F
Financial statements

231

# Notes on the Group financial statements
## F: Income statement notes continued

### F5: Tax continued

#### v Reconciliation of tax charge on profits attributable to shareholders continued

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | UK insurance operations | Jackson | Asian long-term business operations | Other operations | Total |
| Profit before tax attributable to shareholders: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | 469 | 398 | 175 | 8 | 1,050 |
| Short-term fluctuations in investment returns | (43) | 53 | 134 | 11 | 155 |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | 167 | 167 |
| Total | 426 | 451 | 309 | 186 | 1,372 |
| Expected tax rate:[note i] | | | | | |
| Operating profit based on longer-term investment returns[note iii] | 30% | 35% | 25% | 30% | 31% |
| Short-term fluctuations in investment returns | 30% | 35% | 25% | 30% | 27% |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | 30% | 35% | 25% | 30% | 30% |
| Total | 30% | 35% | 25% | 30% | 31% |
| Expected tax charge based on expected tax rates: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | (141) | (139) | (44) | (2) | (326) |
| Short-term fluctuations in investment returns | 13 | (19) | (33) | (3) | (42) |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | (50) | (50) |
| Total | (128) | (158) | (77) | (55) | (418) |
| Variance from expected tax charge:[note ii] | | | | | |
| Operating profit based on longer-term investment returns[note iii] | 23 | 5 | (10) | 4 | 22 |
| Short-term fluctuations in investment returns | (4) | 3 | 5 | – | 4 |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | – | – |
| Total | 19 | 8 | (5) | 4 | 26 |
| Actual tax charge: | | | | | |
| Operating profit based on longer-term investment returns[note iii] | (118) | (134) | (54) | 2 | (304) |
| Short-term fluctuations in investment returns | 9 | (16) | (28) | (3) | (38) |
| Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes | – | – | – | (50) | (50) |
| Total | (109) | (150) | (82) | (51) | (392) |
| Actual tax rate: operating profit | 25% | 34% | 31% | 25% | 29% |
| : total | 26% | 33% | 27% | 27% | 29% |

**Notes**

i Expected tax rates for profit attributable to shareholders
Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business result. In 2006, the expected tax rate on total profits of 31 per cent is in part due to the Asian long-term business (which is subject to lower tax rates than the UK and US) being a greater proportion of Group results.

ii Variances from expected tax charge for results attributable to shareholders
For 2006, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:
a The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.
b Prior year adjustments arising from routine revisions of tax returns.

iii For 2006, operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

iv The results from continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Comparative results for 2006 have been adjusted accordingly from those previously published.

232 Prudential plc Annual Report 2007

# G: Financial assets and liabilities

## G1: Financial instruments – designation and fair values

The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortised cost, or for investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Available-for-sale | Loans and receivables | Total carrying value | Fair value |
| **Financial assets** | | | | | |
| Cash and cash equivalents | – | – | 4,951 | 4,951 | 4,951 |
| Deposits | – | – | 7,889 | 7,889 | 7,889 |
| Equity securities and portfolio holdings in unit trusts | 86,157 | – | – | 86,157 | 86,157 |
| Debt securities[note i] | 65,349 | 18,635 | – | 83,984 | 83,984 |
| Loans[note ii] | – | – | 7,924 | 7,924 | 8,105 |
| Other investments[note iii] | 4,396 | – | – | 4,396 | 4,396 |
| Accrued investment income | – | – | 2,023 | 2,023 | 2,023 |
| Other debtors | – | – | 1,297 | 1,297 | 1,297 |
| | 155,902 | 18,635 | 24,084 | 198,621 | |

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Amortised cost | IFRS 4 basis value | Total carrying value | Fair value |
| **Financial liabilities** | | | | | |
| Core structural borrowings of shareholder-financed operations[notes i,H13] | – | 2,492 | – | 2,492 | 2,476 |
| Operational borrowings attributable to shareholder-financed operations[H13] | – | 3,081 | – | 3,081 | 3,081 |
| Borrowings attributable to with-profits funds[H13] | 204 | 783 | – | 987 | 1,006 |
| Obligations under funding, securities lending and sale and repurchase agreements | – | 4,081 | – | 4,081 | 4,100 |
| Net asset value attributable to unit holders of consolidated unit trust and similar funds | 3,556 | – | – | 3,556 | 3,556 |
| Investment contracts with discretionary participating features[note iv] | – | – | 29,550 | 29,550 | – |
| Investment contracts without discretionary participating features | 12,110 | 1,922 | – | 14,032 | 14,034 |
| Other creditors | – | 1,020 | – | 1,020 | 1,020 |
| Other liabilities (including derivatives) | 1,081 | 790 | – | 1,871 | 1,871 |
| | 16,951 | 14,169 | 29,550 | 60,670 | |

F/G

Financial statements

233

# Notes on the Group financial statements
## G: Financial assets and liabilities continued

### G1: Financial instruments – designation and fair values continued

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Available-for-sale | Loans and receivables | Total carrying value | Fair value |
| **Financial assets** | | | | | |
| Cash and cash equivalents | – | – | 5,071 | 5,071 | 5,071 |
| Deposits | – | – | 7,759 | 7,759 | 7,759 |
| Equity securities and portfolio holdings in unit trusts | 78,892 | – | – | 78,892 | 78,892 |
| Debt securities[note i] | 60,208 | 21,511 | – | 81,719 | 81,719 |
| Loans[note ii] | – | – | 13,754 | 13,754 | 14,274 |
| Other investments[note iii] | 3,220 | – | – | 3,220 | 3,220 |
| Accrued investment income | – | – | 1,900 | 1,900 | 1,900 |
| Other debtors | – | – | 1,052 | 1,052 | 1,052 |
| | 142,320 | 21,511 | 29,536 | 193,367 | |

Analysed by:

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Available-for-sale | Loans and receivables | Total carrying value | Fair value |
| Continuing operations | 142,201 | 19,576 | 22,434 | 184,211 | 184,731 |
| Discontinued banking operations | 119 | 1,935 | 7,102 | 9,156 | 9,156 |
| | 142,320 | 21,511 | 29,536 | 193,367 | |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Amortised cost | IFRS 4 basis value | Total carrying value | Fair value |
| **Financial liabilities** | | | | | |
| Banking customer accounts | – | 5,554 | – | 5,554 | 5,554 |
| Core structural borrowings of shareholder-financed operations[note i,H13] | – | 3,063 | – | 3,063 | 3,297 |
| Operational borrowings attributable to shareholder-financed operations[H13] | – | 5,609 | – | 5,609 | 5,609 |
| Borrowings attributable to with-profits funds[H13] | 553 | 1,223 | – | 1,776 | 1,798 |
| Obligations under funding, securities lending and sale and repurchase agreements | – | 4,232 | – | 4,232 | 4,229 |
| Net asset value attributable to unit holders of consolidated unit trust and similar funds | 2,476 | – | – | 2,476 | 2,476 |
| Investment contracts with discretionary participating features[note iv] | – | – | 28,733 | 28,733 | – |
| Investment contracts without discretionary participating features | 11,480 | 1,562 | – | 13,042 | 13,035 |
| Other creditors | – | 1,398 | – | 1,398 | 1,398 |
| Other liabilities (including derivatives) | 663 | 989 | – | 1,652 | 1,652 |
| | 15,172 | 23,630 | 28,733 | 67,535 | |

234 Prudential plc Annual Report 2007

## G1: Financial instruments – designation and fair values continued

Analysed by:

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | Fair value through profit and loss | Amortised cost | IFRS 4 basis value | Total carrying value | Fair value |
| Continuing operations | 15,018 | 14,578 | 28,733 | 58,329 | 29,817 |
| Discontinued banking operations | 154 | 9,052 | – | 9,206 | 9,231 |
| | 15,172 | 23,630 | 28,733 | 67,535 | |

**Notes**

i As at 31 December 2007, £722 million (2006: £624 million) of convertible bonds were included in debt securities and £278 million (2006: £279 million) were included in borrowings.

ii Loans and receivables are reported net of allowance for loan losses of £13 million (2006:£14 million).

iii See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

iv It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

v For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2007 (2006: £nil).

### Determination of fair value

The fair values of the financial assets and liabilities as shown on the table above have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS and which are in an active market are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third parties, such as brokers and pricing services. If the market for a financial investment of the Group is not active, the Group establishes fair value by using valuation techniques. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and if applicable enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quotations from independent third parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

The fair value of borrowings is based on quoted market prices, where available.

Refer to section A4 for the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

G
Financial statements

235

# Notes on the Group financial statements
## G: Financial assets and liabilities continued

### G1: Financial instruments – designation and fair values continued

**Use of valuation techniques**

The carrying value of investments on the balance sheet of the Group which are not on active markets and therefore valued using valuation techniques as described above are as follows:

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | UK with-profits fund | Shareholder-backed business | | | Total |
| | | UK (PRIL) | US | Total | |
| Debt securities | 3,002 | 509 | 2,863 | 3,372 | 6,374 |
| Equity securities | 629 | – | – | – | 629 |
| Other investments | 2,108 | – | 743 | 743 | 2,851 |
| | 5,739 | 509 | 3,606 | 4,115 | 9,854 |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | UK with-profits fund | Shareholder-backed business | | | Total |
| | | UK (PRIL) | US | Total | |
| Debt securities | 2,945 | 396 | 2,859 | 3,255 | 6,200 |
| Equity securities | 59 | – | – | – | 59 |
| Other investments | 1,499 | – | 453 | 453 | 1,952 |
| | 4,503 | 396 | 3,312 | 3,708 | 8,211 |

The majority of the financial investments valued using valuation techniques were debt securities. Of the debt securities valued using valuation techniques of £6,374 million (2006: £6,200 million) at 31 December 2007, debt securities with a fair value of £3,511 million (2006: £3,341 million) were held by UK operations. £3,002 million (2006: £2,945 million) of this amount related to securities held by with-profits operations and £509 million (2006: £396 million) related to securities held by the shareholder-backed UK annuity subsidiary Prudential Retirement Income Limited (PRIL). Debt securities valued using valuation techniques held by the US operations were £2,863 million (2006: £2,859 million).

These debt securities include private debt securities such as private placements, project finance, asset securitisations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities above are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applied to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

For the UK operations, in accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

In addition to private debt securities, debt securities of US operations valued using valuation techniques also included securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitisation of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at 31 December 2007, the fair value of these Piedmont assets valued using valuation techniques was £316 million (2006: £405 million). Significant estimates and judgements are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts.

Whilst management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilised in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

Management has obtained broker bids on these Piedmont trust assets that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at 31 December 2007 totalled £260 million, a difference of £56 million (2006: £372 million, a difference of £33 million), from the fair value applied.

236 Prudential plc Annual Report 2007

## G1: Financial instruments – designation and fair values continued

The equity securities and other investments which included property and other partnerships in investment pools, venture investments and derivative assets as shown on the table above are valued using valuation techniques which apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities. In addition to the investments shown above, there are some minor amounts valued using valuation techniques in the Group's Asian operations.

The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognised in the income statement in 2007 was a gain of £101 million (2006: gain of £47 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognised in the income statement in 2007 and which was attributable to shareholders, was a gain of £138 million (2006: gain of £68 million) for the PRIL and US investments.

### Interest income and expense

The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2007 from continuing operations was £2,016 million (2006: £2,006 million).

The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2007 from continuing operations was £842 million (2006: £890 million).

## G2: Market risk

### Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

| | 2007 £m | | | |
|---|---|---|---|---|
| | Fair value interest rate risk | Cash flow interest rate risk | Not directly exposed to interest rate risk | Total |
| **Financial assets** | | | | |
| Cash and cash equivalents | – | – | 4,951 | 4,951 |
| Deposits | 678 | 7,211 | – | 7,889 |
| Debt securities | 76,481 | 7,503 | – | 83,984 |
| Loans | 4,319 | 3,605 | – | 7,924 |
| Other investments (including derivatives) | 664 | 285 | 3,447 | 4,396 |
| | 82,142 | 18,604 | 8,398 | 109,144 |
| **Financial liabilities** | | | | |
| Core structural borrowings of shareholder-financed operations | 2,492 | – | – | 2,492 |
| Operational borrowings attributable to shareholder-financed operations | 2,743 | 331 | 7 | 3,081 |
| Borrowings attributable to with-profits funds | 451 | 441 | 95 | 987 |
| Obligations under funding, securities lending and sale and repurchase agreements | 594 | 3,487 | – | 4,081 |
| Investment contracts without discretionary participation features | 1,922 | – | 12,110 | 14,032 |
| Other liabilities (including derivatives) | 422 | 243 | 1,206 | 1,871 |
| | 8,624 | 4,502 | 13,418 | 26,544 |

G Financial statements

237

# Notes on the Group financial statements
## G: Financial assets and liabilities continued

**G2: Market risk** continued

| | 2006 £m | | | | | |
|---|---|---|---|---|---|---|
| | Fair value interest rate risk | Cash flow interest rate risk | Not directly exposed to interest rate risk | Total continuing operations | Discontinued banking operations | Total |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | – | – | 5,065 | 5,065 | 6 | 5,071 |
| Deposits | 4,872 | 2,887 | – | 7,759 | – | 7,759 |
| Debt securities | 53,938 | 25,805 | – | 79,743 | 1,976 | 81,719 |
| Loans | 4,521 | 2,137 | – | 6,658 | 7,096 | 13,754 |
| Other investments (including derivatives) | 292 | 342 | 2,508 | 3,142 | 78 | 3,220 |
| Total for continuing operations | 63,623 | 31,171 | 7,573 | 102,367 | | |
| Discontinued banking operations | 1,566 | 7,584 | 6 | – | 9,156 | – |
| | 65,189 | 38,755 | 7,579 | | | 111,523 |
| **Financial liabilities** | | | | | | |
| Banking customer accounts | – | – | – | – | 5,554 | 5,554 |
| Core structural borrowings of shareholder-financed operations | 2,612 | – | – | 2,612 | 451 | 3,063 |
| Operational borrowings attributable to shareholder-financed operations | 2,282 | 501 | 7 | 2,790 | 2,819 | 5,609 |
| Borrowings attributable to with-profits funds | 1,486 | 219 | 71 | 1,776 | – | 1,776 |
| Obligations under funding, securities lending and sale and repurchase agreements | 851 | 3,381 | – | 4,232 | – | 4,232 |
| Investment contracts without discretionary participation features | 1,562 | – | 11,480 | 13,042 | – | 13,042 |
| Other liabilities (including derivatives) | 393 | 225 | 652 | 1,270 | 382 | 1,652 |
| Total for continuing operations | 9,186 | 4,326 | 12,210 | 25,722 | | |
| Discontinued banking operations | 451 | 8,527 | 228 | – | 9,206 | – |
| | 9,637 | 12,853 | 12,438 | | | 34,928 |

238 **Prudential plc** Annual Report 2007

## G2: Market risk continued

### Liquidity analysis

| | 2007 £m | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year or less | After 1 year to 5 years | After 5 years to 10 years | After 10 years to 15 years | After 15 years to 20 years | Over 20 years | No stated maturity | Total carrying value |
| **Financial liabilities** | | | | | | | | |
| Core structural borrowings of shareholder-financed operations[H13] | – | 248 | – | 366 | 315 | 801 | 762 | 2,492 |
| Operational borrowings attributable to shareholder-financed operations[H13] | 2,618 | 51 | 355 | – | – | 57 | – | 3,081 |
| Borrowings attributable to with-profits funds[H13] | 103 | 232 | 265 | – | – | 83 | 304 | 987 |
| Obligations under funding, stocklending and sale and repurchase agreements | 4,081 | – | – | – | – | – | – | 4,081 |
| Other liabilities (including derivatives) | 1,314 | 181 | 12 | 33 | 6 | 173 | 152 | 1,871 |
| | 8,116 | 712 | 632 | 399 | 321 | 1,114 | 1,218 | 12,512 |

| | 2006 £m | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year or less | After 1 year to 5 years | After 5 years to 10 years | After 10 years to 15 years | After 15 years to 20 years | Over 20 years | No stated maturity | Total carrying value |
| **Financial liabilities** | | | | | | | | |
| Core structural borrowings of shareholder-financed operations[H13] | 150 | 248 | – | 335 | 313 | 803 | 763 | 2,612 |
| Operational borrowings attributable to shareholder-financed operations[H13] | 2,048 | 61 | 521 | – | – | 160 | – | 2,790 |
| Borrowings attributable to with-profits funds[H13] | 33 | 331 | 541 | – | 19 | 57 | 795 | 1,776 |
| Obligations under funding, stocklending and sale and repurchase agreements | 4,232 | – | – | – | – | – | – | 4,232 |
| Other liabilities (including derivatives) | 749 | 203 | 19 | 39 | 7 | 125 | 128 | 1,270 |
| Total for continuing operations | 7,212 | 843 | 1,081 | 374 | 339 | 1,145 | 1,686 | 12,680 |
| Discontinued operations | 6,869 | 1,886 | 250 | 201 | – | – | – | 9,206 |
| | 14,081 | 2,729 | 1,331 | 575 | 339 | 1,145 | 1,686 | 21,886 |

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

| | 2007 £bn | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1 year or less | After 1 year to 5 years | After 5 years to 10 years | After 10 years to 15 years | After 15 years to 20 years | Over 20 years | Total undis-counted value |
| **Life assurance investment contracts** | 3 | 12 | 16 | 16 | 15 | 25 | 87 |

| | 2006 £bn | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1 year or less | After 1 year to 5 years | After 5 years to 10 years | After 10 years to 15 years | After 15 years to 20 years | Over 20 years | Total undis-counted value |
| Life assurance investment contracts | 3 | 10 | 14 | 13 | 14 | 27 | 81 |

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £8 billion which has no stated maturity.

C
Financial statements

239

Notes on the Group financial statements

G: Financial assets and liabilities continued

G2: Market risk continued

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the balance sheet. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

Credit risk

Of the total loans and receivables held £5 million (2006: £137 million) are past their due date but have not been impaired, with £5 million (2006: £20 million) relating to continuing operations and £nil (2006: £117 million) to discontinued banking operations. Of the total past due but not impaired, £5 million (2006: £122 million) are less than one year past their due date and £nil (2006: £15 million) between two years and three years past their due date. The Group expects full recovery of these loans and receivables. Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £nil (2006: £19 million).

The fair value of collateral held against loans that are past due and impaired at 31 December 2007 was £nil (2006: £1 million). The fair value of collateral held against loans that are past due but not impaired at 31 December 2007 was £nil (2006: £3 million). Collateral would predominately consist of policy loans that are secured by the cash values of the underlying policy.

Details with regards to loans and advances to customers by discontinued banking operations are provided in note J5. In addition, during the year the Group took possession of £7 million (2006: £7 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Group exposure to holdings in sub-prime and Alt-A assets, monoline insurers and CDO funds

Included in the total of debt securities of £83,984 million at 31 December 2007 are the following holdings:

i Sub-prime and Alt-A securities

Shareholder-backed business 2007 £m

US insurance operations – Sub-prime (AAA) 237 – Alt-A (77% AAA, 17% AA) 660 Asian operations 15 912

With-profits operations 2007 £m

UK insurance operations – Sub-prime (AAA) 129 – Alt-A (96% AAA) 100 Asian operations 7 236

Total 1,148 Further details on Jackson’s sub-prime and Alt-A securities are given in section D3(b) ii Direct holdings in monoline insurers

2007 £m

Shareholder-backed operations:

US insurance operations 23 Asian operations 4 27 With-profits operations:

Asian operations 6 Total 33

240 Prudential plc Annual Report 2007

G2: Market risk continued iii Holdings in debt securities with a wrap guarantee from a monoline insurer

2007 £m

Shareholder-backed operations:

US insurance operations

Residential mortgage-backed securities:

Sub-prime 36 Alt-A 18 Asset-backed securities 79 Private corporate issues 22 155

UK insurance operations (98% held by PRIL) 422 577

With-profits operations:

Asian insurance operations 9 UK insurance operations (73% held by PAL) 1,168 1,177

Total 1,754 The holdings of UK insurance operations are primarily in PFI and utility stocks. iv CDO funds (all without sub-prime exposure)

Shareholder-backed business 2007 £m

US insurance operations (65% AAA, 8% AA)* 260 Asian insurance operations (72% AAA, 28% AA-) 62 UK insurance operations – PRIL (AAA) 36 Other operations (AAA) 19 377

With-profits operations 2007 £m

UK insurance operations (79% AAA, 8% AA)

Asian operations (AAA) 240 UK insurance operations (98% held by PRIL) 59 299

Total 676

* Including the Group’s economic interest in Piedmont (as described in section G1) and other consolidated CDO funds.

Financial G statements

# Notes on the Group financial statements
## G: Financial assets and liabilities continued

### G2: Market risk continued

#### Currency risk

As at 31 December 2007, the Group held 19 per cent (2006: 16 per cent) and 13 per cent (2006: 15 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

The financial assets, of which 86 per cent (2006: 90 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

The financial liabilities, of which 19 per cent (2006: 14 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

The amount of exchange gains recognised in the income statement in 2007, except for those arising on financial instruments measured at fair value through profit and loss, is £102 million (2006: £73 million). This constitutes £109 million (2006: £107 million) gains on Medium Term Notes (MTN) liabilities and £7 million of net losses (2006: £34 million net losses), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

See also note J3 for details of the market risks faced by the discontinued banking operations.

### G3: Derivatives and hedging

#### Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2007 were as follows:

| | 2007 £m | | | |
|---|---|---|---|---|
| | UK insurance operations | US operations | Other continuing operations | Total continuing operations |
| Derivative assets | 571 | 390 | 136 | 1,097 |
| Derivative liabilities | (689) | (158) | (233) | (1,080) |
| | (118) | 232 | (97) | 17 |

| | 2006 £m | | | | | |
|---|---|---|---|---|---|---|
| | UK insurance operations | US operations | Other continuing operations | Total continuing operations | Discontinued banking operations | Total |
| Derivative assets | 476 | 254 | 90 | 820 | 78 | 898 |
| Derivative liabilities | (268) | (92) | (149) | (509) | (154) | (663) |
| | 208 | 162 | (59) | 311 | (76) | 235 |

The above derivative assets and derivative liabilities are included in 'other investments' and 'other liabilities' in the primary statements.

242 Prudential plc Annual Report 2007

## G3: Derivatives and hedging continued

The notional amount of the derivatives, distinguishing between UK insurance, US, discontinued banking and other operations was as follows:

| As at 31 December 2007 | 2007 £m UK insurance operations Notional amount on which future payments are based Asset | Liability | US Notional amount on which future payments are based Asset | Liability |
|---|---|---|---|---|
| Cross-currency swaps* | 658 | 648 | 602 | – |
| Equity index call options | – | 23 | – | – |
| Swaptions | 1,125 | – | 25,620 | 1,005 |
| Futures | 1,905 | 2,176 | – | 371 |
| Forwards* | 17,243 | 17,635 | – | – |
| Inflation swaps | 1,758 | 1,319 | – | – |
| Credit default swaps | 4,181 | 59 | – | – |
| Single stock options | – | – | – | – |
| Credit derivatives | – | – | 3 | 20 |
| Put options | – | – | 3,642 | – |
| Equity options | – | – | 5,545 | 11 |
| FTSE swap | – | – | – | – |
| Total return swaps | 956 | 955 | 226 | – |
| Interest rate swaps | 4,335 | 4,663 | 1,708 | 3,587 |

| As at 31 December 2006 | 2006 £m UK insurance operations Notional amount on which future payments are based Asset | Liability | US Notional amount on which future payments are based Asset | Liability | Discontinued banking operations Notional amount on which future payments are based Asset | Liability |
|---|---|---|---|---|---|---|
| Cross-currency swaps* | 579 | 499 | 537 | 26 | 348 | 360 |
| Equity index call options | – | – | 583 | 12 | – | – |
| Swaptions | 1,125 | – | 13,540 | 11,751 | – | – |
| Futures | 2,306 | 2,463 | – | 274 | – | – |
| Forwards* | 12,614 | 12,465 | – | – | 383 | 376 |
| Inflation swaps | 1,109 | 1,109 | – | – | – | – |
| Credit default swaps | – | – | – | – | 1,787 | – |
| Single stock options | – | 6 | – | – | – | – |
| Credit derivatives | – | – | – | 18 | – | – |
| Put options | – | – | 2,708 | – | – | – |
| FTSE swap | – | – | – | – | 49 | 49 |
| Total return swaps | 895 | 833 | 230 | 65 | – | – |
| Interest rate swaps | 2,976 | 3,388 | 2,407 | 1,988 | 3,117 | 3,117 |

*In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £730 million (2006: £754 million) and £1,401 million (2006: £1,743 million) respectively, forward currency contracts assets and liabilities with notional amounts of £983 million (2006: £443 million) and £773 million (2006: £63 million) respectively, interest rate swaps of £2,799 million (2006: £1,856 million) and inflation swap liabilities with notional amounts of £150 million (2006: £150 million).

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group's US operations.

The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

G
Financial statements

243

Notes on the Group financial statements

G: Financial assets and liabilities continued

G3: Derivatives and hedging continued

As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Some of the Group’s products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

During the period of ownership in 2007 and in 2006, Egg used derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives were used solely to hedge risk exposures and Egg did not take any trading position in derivatives.

For the purpose of reducing interest rate risk, Egg used a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps were used to provide caps to the funding cost of the credit card product.

Egg also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

For the purpose of reducing currency risk, Egg used forward exchange contracts and currency swaps.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39:

Fair value hedges

The Group uses interest rate derivatives to hedge the interest exposures on its US$1 billion, 6.5 per cent perpetual subordinated capital securities and US$300 million, 6.5 per cent perpetual subordinated capital securities. Where the hedge relationship is de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortised to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

In addition, Jackson has had a collar fair value hedge in place since 1 March 2005. This common stock equity collar transaction was entered into to protect Jackson’s unrealised gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

The fair value of the derivatives designated as fair value hedges above at 31 December 2007, were an asset of £5 million and liabilities of £25 million (2006: asset of £5 million and liabilities of £29 million). Movements in the fair value of the hedging instruments of a net gain of £6 million (2006: net gain of £4 million) and the hedged items of a net loss of £4 million (2006: net loss of £4 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

Following the sale of Egg in 2007, the Group has no cash flow hedges in place. In 2006 Egg had cash flow hedged certain balance sheet items which were subject to interest rate risk using interest rate and cross currency interest rate swaps, with the effective part of any gain or loss on the swaps recognised directly in equity. As at 31 December 2006, the notional amount of the cash flow hedge was £1,711 million and the fair value was an asset of £9 million. The cash flows were periodically updated based on the underlying banking portfolios. There was no ineffective portion of the cash flow hedge recognised in the income statement in 2006.

Net investment hedges

The Group has entered into a series of three-month period forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations. The forward currency contracts were renewed throughout 2007 and 2006. The forward currency contracts in place at 31 December 2007 expire in March 2008. The fair value of the forward currency contracts at 31 December 2007 was a liability of £44 million (2006: a liability of £4 million).

In addition, the Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £763 million (2006: £763 million) as at 31 December 2007. The foreign exchange gain of £13 million (2006: gain of £110 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognised in the translation reserve in shareholders’ equity.

The net investment hedges were 100 per cent effective.

244 Prudential plc Annual Report 2007

G4: Derecognition, securitisation and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2007, the Group had lent £17,172 million (2006: £11,418 million) (of which £11,461 million (2006: £7,592 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £18,125 million (2006: £11,814 million) (of which £12,105 million (2006: £7,934 million) was held by the PAC with-profits fund).

At 31 December 2007, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,361 million (2006: £1,435 million), together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2007, the Group had pledged £260 million (2006: £263 million) for liabilities and held collateral of £292 million (2006: £212 million) in respect of over-the-counter derivative transactions.

Securitisation

At 31 December 2006 Egg had an outstanding balance of UK credit card receivables in its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitisation, of £2.8 billion. The note holders in securitisations from this vehicle had a proportional interest in each account balance in the trust. As at 31 December 2006, the value of this interest was £2.3 billion. This securitisation did not qualify for derecognition under IAS 39 and the total portfolio was, therefore, included in loans and receivables. The funding giving rise to the note-holders’ interest was included within operational borrowings attributable to shareholder-financed operations. Following the disposal of Egg the Group no longer holds these balances.

G5: Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of policyholder liability provisions.

During the year ended 31 December 2007, impairment losses of £184 million (2006: £416 million) were recognised. These were £149 million (2006: £384 million) for loans and advances to customers in discontinued banking operations and £35 million (2006: £ 32 million) for continuing operations, mainly being in respect of available-for-sale securities held by Jackson.

Impairment losses recognised on available-for-sale securities amounted to £30 million (2006: £24 million). Of this amount, 14 per cent (2006: 76 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. 57 per cent (2006: 24 per cent) of the losses related to the impairment of fixed maturity securities of the top five individual corporate issuers, reflecting a deteriorating business outlook of the companies concerned.

The impairment losses have been recorded in ‘acquisition costs and other operating expenditure’ in the income statement. In 2007, the Group realised gross losses on sales of available-for-sale securities of £86 million (2006: £58 million). 46 per cent (2006: 30 per cent) of these losses related to the disposal of fixed maturity securities of six (2006: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending market in the US.

The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2007, the difference between the carrying value and book cost of equity securities in gross unrealised loss position was £nil (2006: £(1) million). For 2007 the amounts of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £439 million (2006: £256 million) (see note D3 for further details).

G Financial statements

Notes on the Group financial statements
H: Other information on balance sheet items

## H1: Intangible assets attributable to shareholders

### a Goodwill

| | 2007 £m | 2006 £m |
|---|---|---|
| **Cost** | | |
| At 1 January and 31 December | 1,461 | 1,461 |
| **Aggregate impairment** | | |
| At 1 January and 31 December | (120) | (120) |
| **Net book amount at 31 December** | 1,341 | 1,341 |

**Impairment testing**

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation to CGUs of the Group's goodwill attributable to shareholders is shown below:

| | 2007 £m | 2006 £m |
|---|---|---|
| M&G | 1,153 | 1,153 |
| Other | 188 | 188 |
| | 1,341 | 1,341 |

'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

*Assessment of whether goodwill may be impaired*

With the exception of M&G, the goodwill attributable to shareholders in the balance sheet relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

*M&G*

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections) and its current surplus capital.

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by the directors of Prudential plc, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

ii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iii That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

246 Prudential plc Annual Report 2007

## H1: Intangible assets attributable to shareholders continued

*Japanese life company*

The aggregate goodwill impairment of £120 million at 31 December 2007 and 2006 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

### b Deferred acquisition costs and acquired in-force value of long-term business contracts attributable to shareholders

Other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

| | 2007 £m | 2006 £m |
|---|---|---|
| Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4 | 2,644 | 2,315 |
| Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 | 113 | 110 |
| | 2,757 | 2,425 |
| Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 | 59 | 66 |
| Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 | 4 | 6 |
| Distribution rights* | 16 | – |
| | 79 | 72 |
| Total of deferred acquisition costs and acquired in-force value of long-term business contracts | 2,836 | 2,497 |

* Distribution rights relate to facilitation fees paid in 2007 of £16 million which are amortised over 8 years. The amortisation charge for the year to 31 December 2007 was £0.3 million.

### Deferred acquisition costs related to insurance contracts attributable to shareholders

The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Deferred acquisition costs at 1 January | 2,315 | 2,200 |
| Additions | 694 | 623 |
| Amortisation | (410) | (299) |
| Exchange differences | (44) | (290) |
| Change in shadow DAC | 89 | 81 |
| Deferred acquisition costs at 31 December | 2,644 | 2,315 |

### Deferred acquisition costs related to investment management contracts attributable to shareholders

Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalised and amortised as the related revenue is recognised. Deferred acquisition costs related to investment management contracts are all internally generated.

Amortisation of this intangible asset is included in the 'acquisition costs and other operating expenditure' line in the income statement.

| | 2007 £m | 2006 £m |
|---|---|---|
| **At 1 January** | | |
| Gross amount | 130 | 118 |
| Accumulated amortisation | (20) | (14) |
| **Net book amount** | 110 | 104 |
| Additions (through internal development) | 7 | 36 |
| Amortisation | (3) | (6) |
| Other charges | (1) | (24) |
| **At 31 December** | 113 | 110 |
| **Comprising:** | | |
| Gross amount | 136 | 130 |
| Accumulated amortisation | (23) | (20) |
| **Net book amount** | 113 | 110 |

H
Financial statements

247

Notes on the Group financial statements
H: Other information on balance sheet items continued

### H1: Intangible assets attributable to shareholders continued

**Present value of acquired in-force business of long-term business contracts attributable to shareholders**

Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On 1 January 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was previously included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the asset management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

The present value of future profits of acquired asset management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

| | 2007 £m | | 2006 £m | |
|---|---|---|---|---|
| | Insurance contracts | Investment management | Insurance contracts | Investment management |
| **At 1 January** | | | | |
| Cost | 220 | 12 | 233 | 12 |
| Accumulated amortisation | (154) | (6) | (141) | (3) |
| **Net book amount** | 66 | 6 | 92 | 9 |
| Exchange differences | 2 | – | (4) | – |
| Amortisation charge | (9) | (2) | (22) | (3) |
| **At 31 December** | 59 | 4 | 66 | 6 |
| **Comprising** | | | | |
| Cost | 161 | 12 | 220 | 12 |
| Accumulated amortisation | (102) | (8) | (154) | (6) |
| **Net book amount** | 59 | 4 | 66 | 6 |

### H2: Intangible assets attributable to the PAC with-profits fund

#### a Goodwill and other acquired intangible assets in respect of acquired investment subsidiaries

| | 2007 £m | | |
|---|---|---|---|
| | Goodwill | Other acquired intangible assets | Total |
| **Carrying value at 1 January 2007** | 587 | 243 | 830 |
| Additions | 313 | – | 313 |
| Amortisation charge | – | (35) | (35) |
| Deconsolidated venture fund investments | (708) | (208) | (916) |
| **At 31 December 2007** | 192 | – | 192 |

All goodwill figures shown above reflect the cost. These have no impairment losses or other write-offs.

All goodwill additions relate to the UK and the long-term business segments. Following the sale by the Group of PPM Capital in November 2007, the Group no longer controls venture fund investments and consequently has ceased to consolidate these operations, with these carried as investments of long-term business at fair value through profit and loss going forwards. Additional details on the changes in consolidated entities are provided in note I6.

The recoverable amount for the venture fund investments previously controlled by the Group through PPM Capital was determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

248 Prudential plc Annual Report 2007

## H2: Intangible assets attributable to the PAC with-profits fund continued

The fair value of each entity prior to deconsolidation following the disposal of PPM Capital was calculated in accordance with the International Private Equity and Venture Capital Valuation Guidelines which set out industry best practice for determining the fair value of private equity investments. The guidelines require that an enterprise value is calculated for each investment, typically using an appropriate multiple applied to the company's maintainable earnings. All amounts relating to financial instruments ranking higher in a liquidation than those controlled by the Group prior to the disposal of PPM Capital were then deducted from the enterprise value and a marketability discount applied to the result to give a fair value attributable to the instruments previously controlled by the Group. The marketability discount ranged from 10 per cent to 30 per cent, depending on the Group's level of control over a realisation process.

Management believes that any reasonable change in the key assumptions would not have given rise to an impairment charge.

### b Deferred acquisition costs

| | 2007 £m | 2006 £m |
|---|---|---|
| At 1 January | 31 | 35 |
| Additions | 1 | 2 |
| Amortisation | (13) | (6) |
| At 31 December | 19 | 31 |

The above costs relate to non-participating business written by the PAC with-profits sub-fund.

No deferred acquisition costs are established for the participating business.

## H3: Reinsurers' share of insurance contract liabilities

| | 2007 £m | 2006 £m |
|---|---|---|
| Insurance contract liabilities | 724 | 878 |
| Claims outstanding | 59 | 67 |
| | 783 | 945 |

The movement on reinsurers' share of insurance contract liabilities is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| At 1 January | 878 | 1,203 |
| Movement in the year | (147) | (265) |
| Foreign exchange translation differences | (7) | (60) |
| At 31 December | 724 | 878 |

## H4: Tax assets and liabilities

### Assets

Of the £285 million (2006: £404 million) current tax recoverable, the majority is expected to be recovered in one year or less.

### Deferred tax asset

| | 2007 £m | 2006 £m |
|---|---|---|
| Unrealised losses on investments | 129 | 83 |
| Balances relating to investment and insurance contracts | 2 | 439 |
| Short-term timing differences | 744 | 446 |
| Capital allowances | 20 | 12 |
| Unused deferred tax losses | 30 | – |
| Continuing operations | 925 | 980 |
| Discontinued banking operations | – | 32 |
| Total | 925 | 1,012 |

H
Financial statements

249

Notes on the Group financial statements

H: Other information on balance sheet items continued

H4: Tax assets and liabilities continued

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2007 results and balance sheet position at 31 December 2007, the possible tax benefit of approximately £280 million (2006: £333 million), which may arise from capital losses valued at approximately £1.4 billion (2006: £1.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £112 million (2006: £71 million), which may arise from trading losses of approximately £350 million (2006: £245 million), is sufficiently uncertain that it has not been recognised.

Liabilities

Of the £1,237 million (2006: £1,303 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue & Customs.

Deferred tax liability

2007 £m 2006 £m

Unrealised gains on investments 2,098 2,346 Balances relating to investment and insurance contracts 599 613 Short-term timing differences 766 916 Capital allowances 12 7

3,475 3,882

Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

Deferred tax asset and liability balances have not been discounted.

250 Prudential plc Annual Report 2007

H5: Accrued investment income and other debtors

2007 £m 2006 £m

Accrued investment income

Interest receivable 1,434 1,331 Other 589 563 Continuing operations 2,023 1,894 Discontinued banking operations – 6 Total 2,023 1,900

Other debtors

Surplus in respect of PSPS defined benefit pension schemes:I1*

Surplus, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:

Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus) 365 –

Attributable to shareholder-financed operations (i.e. to shareholders’ equity) 163 –528 –

Less investments in Prudential insurance policies(140) –

Net surplus after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet 388 –

Premiums receivable:

From policyholders 154 200

From intermediaries 13 12

From reinsurers 104 22

Other 638 619

Continuing operations 1,297 853

Discontinued banking operations – 199

Total 1,297 1,052

Total accrued investment income and other debtors 3,320 2,952

*The 2007 pension surplus amounts relate to the PSPS defined benefit scheme. The 2006 amounts are included in H14 Provisions note.

Of the £3,320 million (2006: £2,952 million) of accrued investment income and other debtors, £452 million (2006: £800 million) is expected to be settled after one year or more.

Financial H statements

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

| | Group occupied property £m | Development property £m | Tangible assets £m | Continuing operations £m | Discontinued operations £m | Total £m |
|---|---|---|---|---|---|---|
| **At 1 January 2006** | | | | | | |
| Cost | 262 | 175 | 853 | 1,290 | 246 | 1,536 |
| Accumulated depreciation | (36) | – | (433) | (469) | (157) | (626) |
| **Net book amount** | 226 | 175 | 420 | 821 | 89 | 910 |
| **Year ended 31 December 2006** | | | | | | |
| Opening net book amount | 226 | 175 | 420 | 821 | 89 | 910 |
| Exchange differences | (8) | – | (8) | (16) | – | (16) |
| Depreciation charge | (6) | – | (96) | (102) | (43) | (145) |
| Additions | 4 | 36 | 123 | 163 | 11 | 174 |
| Arising on acquisition of subsidiaries | – | – | 40 | 40 | – | 40 |
| Disposals | (24) | – | (80) | (104) | 6 | (98) |
| Reclassification from held for investment | – | 268 | – | 268 | – | 268 |
| **Closing net book amount** | 192 | 479 | 399 | 1,070 | 63 | 1,133 |
| **At 1 January 2007** | | | | | | |
| Cost | 225 | 479 | 917 | 1,621 | 226 | 1,847 |
| Accumulated depreciation | (33) | – | (518) | (551) | (163) | (714) |
| Net book amount | 192 | 479 | 399 | 1,070 | 63 | 1,133 |
| **Year ended 31 December 2007** | | | | | | |
| Opening net book amount | 192 | 479 | 399 | 1,070 | 63 | 1,133 |
| Exchange differences | 2 | – | 1 | 3 | – | 3 |
| Depreciation charge | (48) | – | (50) | (98) | (9) | (107) |
| Additions | 71 | 48 | 109 | 228 | 3 | 231 |
| Arising on acquisition of subsidiaries | 5 | – | 33 | 38 | – | 38 |
| Disposal of subsidiaries | – | – | – | – | (57) | (57) |
| Deconsolidated venture fund investments[H] | (69) | – | (261) | (330) | – | (330) |
| Disposals | (2) | – | (25) | (27) | – | (27) |
| Reclassification from held for investment | – | 120 | – | 120 | – | 120 |
| Reclassification from held for sale | – | 8 | – | 8 | – | 8 |
| **Closing net book amount** | 151 | 655 | 206 | 1,012 | – | 1,012 |
| **At 31 December 2007** | | | | | | |
| Cost | 172 | 655 | 612 | 1,439 | – | 1,439 |
| Accumulated depreciation | (21) | – | (406) | (427) | – | (427) |
| **Net book amount** | 151 | 655 | 206 | 1,012 | – | 1,012 |

Of the above net book amounts, £nil (2006: £102 million) of Group occupied property and £nil (2006: £261 million) of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at 31 December 2007. All additions arising on acquisition of subsidiaries relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

252 Prudential plc Annual Report 2007

H6: Property, plant and equipment continued

Capital expenditure: property, plant and equipment by primary segment

2007 £m 2006 £m

Long-term business 206 153

Asset management 11 6

Unallocated corporate 11 3

Continuing operations 228 162

Discontinued banking operations 3 12 Total 231 174

Capital expenditure: property, plant and equipment by secondary segment

2007 £m 2006 £m

UK 145 122

US 33 15 A

Asia 50 25

Continuing operations 228 162

Discontinued banking operations 3 12 Total 231 174

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

2007 £m 2006 £m

At 1 January 14,491 13,180

Additions: Resulting from acquisitions 1,707 1,185

Resulting from expenditure capitalised 128 51

Resulting from acquisitions through business combinations – 2

Disposals (1,378) (398)

Net (loss) gains from fair value adjustments (1,128) 813

Net foreign exchange differences 14 (42)

Transfers to held for sale assets (25) (32)

Transfers to development properties (121) (268)

At 31 December 13,688 14,491

The income statement includes the following items in respect of investment properties:

2007 £m 2006 £m

Rental income from investment properties 670 744

Direct operating expenses (including repairs and maintenance expenses) arising from investment properties: That generated rental income during the year 117 118

That did not generate rental income during the year – 8

Total direct operating expenses 117 126

Financial H statements

Notes on the Group financial statements

H: Other information on balance sheet items continued

H7: Investment properties continued

Investment properties of £3,665 million (2006: £4,990 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

2007 £m 2006 £m

Future minimum lease payments at 31 December 979 400

Future finance charges on finance leases (877) (325)

Present value of minimum lease payments 102 75

Future minimum lease payments are due as follows:

Less than 1 year 5 4

1 to 5 years 22 15

Over 5 years 952 381

Total 979 400

The present values of these minimum lease payments are:

Less than 1 year 5 3

1 to 5 years 22 15

Over 5 years 75 57

Total 102 75

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognised as an expense in 2007 amounted to £14 million (2006: £11 million). Contingent rents recognised as income in the year amounted to £26 million (2006: £33 million).

The Group’s policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

2007 £m 2006 £m

Less than 1 year 679 658

1 to 5 years 2,464 2,382

Over 5 years 8,266 6,135

Total 11,409 9,175

The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings for the year ended 31 December 2007 are £2,746 million (2006: £2,651 million).

254 Prudential plc Annual Report 2007

## H8: Investments in associates and joint ventures

### Investments in associates

The Group had four associates at 31 December 2007 (2006: three) that are accounted for using the equity method. The Group acquired one new associate in 2007, a 30 per cent interest in The Nam Khang, a Vietnamese property developer. The Group's other associates, a 30 per cent interest in Apollo Education and Training Organisation Vietnam, a 25 per cent interest in OYO Developments Limited, and a 38.6 per cent interest in IFonline Group Limited (IFonline), were held by the Group in both 2007 and 2006.

The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

### Associates accounted for using the equity method

Equity accounting is applied to IFonline based on its reporting period of the year to 30 November and is adjusted for material changes up to 31 December. Accordingly, the information is deemed to cover the same period as that of the Group.

A summary of the movements in investments in associates accounted for using the equity method in 2007 and 2006 is set out below:

| | Share of capital £m | Share of reserves £m | Share of net assets £m | Goodwill £m | Total carrying value £m |
|---|---|---|---|---|---|
| Balance at 1 January 2006 | 4 | (6) | (2) | 7 | 5 |
| Share of profit for the year after tax | – | 1 | 1 | – | 1 |
| Balance at 31 December 2006 | 4 | (5) | (1) | 7 | 6 |
| Acquisitions | 5 | – | 5 | 1 | 6 |
| Share of profit for the year after tax | – | – | – | – | – |
| **Balance at 31 December 2007** | **9** | **(5)** | **4** | **8** | **12** |

There have been no changes recognised directly in the equity of associates that would also be recognised directly in equity by the Group.

The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2007 and 2006 is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| **Financial position** | | |
| Total assets (excluding goodwill) | 7 | 4 |
| Total liabilities | (3) | (5) |
| Net assets | 4 | (1) |
| **Results of operations** | | |
| Revenue | 5 | 3 |
| Profit in the year | – | 1 |

### Associates carried at fair value through profit and loss

The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2007 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion (2006: £2 billion) at 31 December 2007.

The aggregate assets of these associates are approximately £9 billion (2006: £7 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2006: £3 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.5 billion (2006: £0.4 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2006: £0.2 billion).

H
Financial statements

255

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H8: Investments in associates and joint ventures continued

**Investments in joint ventures**

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

| Investment | % held | Principal activity | Country |
|---|---|---|---|
| ICICI Prudential Life Insurance Company Limited | 26 | Life assurance | India |
| BOCI – Prudential Asset Management Limited | 36 | Pensions | China |
| PruHealth | 50 | Private medical insurance | UK |
| CITIC – Prudential Life Insurance Company Limited | 50 | Life assurance | China |
| CITIC Prudential Fund Management Company Limited | 49 | Asset management | China |
| Prudential ICICI Asset Management Company Limited | 49 | Asset management | India |
| Prudential BSN Takaful Berhad | 49 | General and life insurance | Malaysia |

In August 2007, the Group increased its stake in CITIC Prudential Fund Management Company Limited from 33 per cent to 49 per cent.

On 29 September 2007, following expiry of the previous management agreement, a revised arrangement was put in place in respect of CITIC – Prudential Life Insurance Company Limited following which the Group's investment has been accounted for as a joint venture. Prior to the change in management agreement CITIC – Prudential Life Insurance Company Limited was accounted for as a subsidiary undertaking. Whilst the management agreement has been revised there has been no change in the Group's level of holding.

Prudential BSN Takaful Berhad was a new joint venture in 2006.

In January 2006, the Group sold its 50 per cent interest in Marlborough Stirling Mortgage Services Limited for £2.9 million. The profit on sale before tax of £1.7 million was included in investment income in the consolidated income statement.

The investments noted in the table above have the same accounting year end as the Group, except for Prudential ICICI Asset Management Company Limited. Although this investment has a reporting period of 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

The summarised financial data for the Group's share of investments in joint ventures is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| **Financial position** | | |
| Current assets | 1,277 | 91 |
| Non-current assets | 173 | 638 |
| Total assets | 1,450 | 729 |
| Current liabilities | (115) | (47) |
| Non-current liabilities | (1,121) | (467) |
| Total liabilities | (1,236) | (514) |
| Net equity | 214 | 215 |
| **Results of operations** | | |
| Revenues | 500 | 265 |
| Expenses | (546) | (273) |
| Net loss | (46) | (8) |

There are several minor service agreements in place between the joint ventures and the Group. During 2007, the aggregate amount of the transactions was £5.4 million and the balance outstanding as at 31 December 2007 was £4.7 million.

During 2006, ICICI Prudential Life Insurance Company Limited invested its own capital of £1.4 million into the joint venture to fund the operational needs of the business.

The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

256 Prudential plc Annual Report 2007

## H9: Assets and liabilities held for sale

Assets and liabilities held for sale comprise investment property and consolidated venture subsidiaries of the PAC with-profits fund.

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end.

As at 31 December 2006, one venture subsidiary, Pharmacia Diagnostics, was classified as held for sale. The disposal of this subsidiary was completed on 18 January 2007.

Gains on disposal of held for sale assets and liabilities are recorded in 'investment income' within the income statement.

Major classes of assets and liabilities held for sale are as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| **Assets** | | |
| Goodwill | – | 138 |
| Intangible assets | – | 112 |
| Property, plant and equipment | – | 48 |
| Other assets | – | 105 |
| Investment properties | 30 | 60 |
| Non-current assets held for sale | 30 | 463 |
| **Liabilities** | | |
| Other liabilities | – | 64 |
| Borrowings | – | 323 |
| Non-current liabilities held for sale | – | 387 |

## H10: Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

| | 2007 £m | 2006 £m |
|---|---|---|
| Cash | 4,528 | 3,902 |
| Cash equivalents | 423 | 260 |
| Continuing operations | 4,951 | 4,162 |
| Discontinued banking operations | – | 909 |
| Total cash and cash equivalents | 4,951 | 5,071 |

Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £339 million and £437 million in 2007 and 2006, respectively. The remaining amounts, generally not available for use by the Group, include cash and cash equivalents held for the benefit of policyholders and, in 2006, loans and advances to banks held by Egg.

## H11: Shareholders' equity: Share capital, share premium and reserves

The authorised share capital of the Company is £220 million (2006: £220 million) (divided into 4,000,000,000 (2006: 4,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

| | 2007 £m | 2006 £m |
|---|---|---|
| **Share capital and share premium** | | |
| Ordinary share capital: 2,470 million (2006: 2,444 million) | | |
| Shares issued | 123 | 122 |
| Share premium | 1,828 | 1,822 |
| **Reserves** | | |
| Retained earnings | 4,440 | 3,640 |
| Translation reserve | (112) | (125) |
| Available-for-sale and hedging reserves | (78) | 29 |
| Total shareholders' equity | 6,201 | 5,488 |

H
Financial statements

257

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H11: Shareholders' equity: share capital, share premium and reserves continued

#### Share capital and share premium

| | 2006 | | |
|---|---|---|---|
| | Number of ordinary shares | Share capital £m | Share premium £m |
| Issued shares of 5p each fully paid: | | | |
| At the beginning of the year | 2,386,784,266 | 119 | 1,564 |
| Shares issued under share option schemes | 2,953,552 | – | 15 |
| Shares issued in lieu of cash dividends | 12,940,993 | 1 | 75 |
| Shares issued in respect of acquisition of Egg minority interests | 41,633,614 | 2 | 243 |
| Transfer to retained earnings in respect of shares issued in lieu of cash dividends | – | – | (75) |
| At end of the year | 2,444,312,425 | 122 | 1,822 |

| | 2007 | | |
|---|---|---|---|
| Issued shares of 5p each fully paid: | | | |
| At the beginning of the year | 2,444,312,425 | 122 | 1,822 |
| Shares issued under share option schemes | 803,818 | – | 6 |
| Shares issued in lieu of cash dividends | 24,900,997 | 1 | 175 |
| Transfer to retained earnings in respect of shares issued in lieu of cash dividends | – | – | (175) |
| At end of the year | 2,470,017,240 | 123 | 1,828 |

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2007, there were options outstanding under Save As You Earn schemes to subscribe for 9,017,442 (2006: 10,722,274) shares at prices ranging from 266 pence to 695 pence (2006: 266 pence to 715 pence) and exercisable by the year 2014 (2013). In addition, there are 2,037,220 (2006: 4,113,481) conditional options outstanding under the RSP and 3,485,617 (2006: 1,623,637) under the GPSP exercisable at nil cost within a 10-year period.

The cost of own shares of £60 million as at 31 December 2007 (2006: £79 million) is deducted from retained earnings.

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2007, 6.6 million (2006: 7.5 million) Prudential plc shares with a market value of £47 million (2006: £52 million) were held in such trusts. In 2007, the Company purchased 1.2 million (2006: 2.3 million) shares in respect of employee incentive plans at a cost of £9 million (2006: £15 million). The maximum number of shares held in the year was 8.5 million which was at the beginning of the year. Of this total, 5.1 million (2006: 4.8 million) shares were held in trusts under employee incentive plans.

Of the total shares held in trust, 1.5 million (2006: 2.7 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 274 pence (2006: 303 pence).

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2007 was 4.1 million (2006: 4.9 million) and the cost of acquiring these shares of £22 million (2006: £26 million) is included in cost of own shares. The market value of these shares as at 31 December 2007 was £29 million (2006: £34 million).

#### Reserves

The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The hedging reserve consists of the portion of the cash flow hedge that is determined to be an effective hedge, net of related tax. The available-for-sale reserve includes gains or losses arising from changes in fair value of available-for-sale securities, net of related tax.

258 Prudential plc Annual Report 2007

## H12: Insurance contract liabilities and unallocated surplus of with-profits funds

### Movement in year

| | Insurance contract liabilities £m | Unallocated surplus of with-profits funds £m |
|---|---|---|
| At 1 January 2006 | 120,436 | 11,330 |
| Income and expense included in the income statement | 7,811 | 2,296 |
| Foreign exchange translation differences | (5,034) | (27) |
| At 31 December 2006 | 123,213 | 13,599 |
| At 1 January 2007 | **123,213** | **13,599** |
| Income and expense included in the income statement | **9,590** | **760** |
| Foreign exchange translation differences | **(167)** | **(8)** |
| **At 31 December 2007** | **132,636** | **14,351** |

## H13: Borrowings

### Core structural borrowings of shareholder-financed operations

| | Innovative Tier 1* | Lower Tier 2* | Senior† | 2007 £m Total | 2006 £m Total |
|---|---|---|---|---|---|
| **Central companies** | | | | | |
| Subordinated debt: | | | | | |
| €500m 5.75% Subordinated Notes 2021[note i] | | 365 | | **365** | 335 |
| €20m Medium-Term Subordinated Notes 2023[note ii] | | 15 | | **15** | 13 |
| £435m 6.125% Subordinated Notes 2031 | | 427 | | **427** | 427 |
| US$1,000m 6.5% Perpetual Subordinated Capital Securities[note iii] | 485 | | | **485** | 484 |
| US$250m 6.75% Perpetual Subordinated Capital Securities[note iv] | 124 | | | **124** | 125 |
| US$300m 6.5% Perpetual Subordinated Capital Securities[notes iv,v] | 154 | | | **154** | 154 |
| | 763 | 807 | – | **1,570** | 1,538 |
| Senior debt: | | | | | |
| £150m 9.375% Guaranteed Bonds 2007 | | | | **–** | 150 |
| £249m 5.5% Bonds 2009 | | | 248 | **248** | 248 |
| £300m 6.875% Bonds 2023 | | | 300 | **300** | 300 |
| £250m 5.875% Bonds 2029 | | | 249 | **249** | 249 |
| | – | – | 797 | **797** | 947 |
| **Total central companies** | **763** | **807** | **797** | **2,367** | **2,485** |
| **US operations** | | | | | |
| US$250m 8.15% Surplus Notes 2027[note vi] | | 125 | | **125** | 127 |
| **Total continuing operations** | **763** | **932** | **797** | **2,492** | **2,612** |
| **Discontinued banking operations** | | | | | |
| £250m 7.5% Subordinated Notes 2013 | | | | **–** | 250 |
| £200m 6.875% Subordinated Notes 2021 | | | | **–** | 201 |
| | – | – | – | **–** | 451 |
| Total[note vii] | 763 | 932 | 797 | **2,492** | 3,063 |

* These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.
† The senior debt ranks above subordinated debt in the event of liquidation.

H
Financial statements

259

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H13: Borrowings continued

**Notes**

i The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

ii The €20 million Medium-Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

iii Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

iv The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

v Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

vi The Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

vii Maturity analysis

The following table sets out the maturity analysis of the Group's core structural borrowings:

| | 2007 £m | 2006 £m |
|---|---|---|
| Less than 1 year | – | 150 |
| 1 to 2 years | 248 | – |
| 2 to 3 years | – | 248 |
| 3 to 4 years | – | – |
| 4 to 5 years | – | – |
| Over 5 years | 2,244 | 2,665 |
| Total | 2,492 | 3,063 |

### Operational borrowings attributable to shareholder-financed operations

| | 2007 £m | 2006 £m |
|---|---|---|
| **Borrowings in respect of short-term fixed income securities programmes** | | |
| Commercial paper | 2,422 | 2,017 |
| Floating Rate Notes 2007 | – | 5 |
| Medium-Term Notes 2008 | 48 | – |
| Medium-Term Notes 2010 | 7 | 10 |
| | 2,477 | 2,032 |
| **Non-recourse borrowings of US operations** note i | | |
| Jackson note ii | 126 | – |
| Investment subsidiaries note iii | 9 | 76 |
| Piedmont and CDO funds note iv | 456 | 667 |
| | 591 | 743 |
| **Other borrowings** | | |
| Bank loans and overdrafts | 6 | 9 |
| Obligations under finance leases | 7 | 6 |
| | 13 | 15 |
| Total continuing operations | 3,081 | 2,790 |
| Discontinued banking operations note v | – | 2,819 |
| Total note vi | 3,081 | 5,609 |

**Notes**

i In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

ii This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and is secured on collateral posted with FHLB by Jackson. The interest rate on this debt is variable based on a market rate and was 4.45 per cent at 31 December 2007.

iii In 2006, this constituted senior and subordinated notes and mortgage loans. During 2007, the notes were repaid.

iv Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

v The borrowings in respect of banking operations comprise deposits by banks of £nil (2006: £2,220 million) and unsubordinated debt securities issued by Egg of £nil (2006: £599 million). The deposits by banks mainly relate to securitisation of credit card receivables. See also note G4.

260 Prudential plc Annual Report 2007

## H13: Borrowings continued

**Notes continued**

vi Maturity analysis

The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

| | 2007 £m | 2006 £m |
|---|---|---|
| Less than 1 year | 2,618 | 3,135 |
| 1 to 2 years | – | 533 |
| 2 to 3 years | 7 | 946 |
| 3 to 4 years | 44 | 266 |
| 4 to 5 years | – | 48 |
| Over 5 years | 412 | 681 |
| Total | 3,081 | 5,609 |

## Borrowings attributable to with-profits funds

| | 2007 £m | 2006 £m |
|---|---|---|
| Non-recourse borrowings of venture fund investment subsidiaries[note i] | – | 926 |
| Non-recourse borrowings of consolidated investment funds[note i] | 789 | 681 |
| £100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc[note ii] | 100 | 100 |
| Other borrowings (predominantly obligations under finance leases) | 98 | 69 |
| Total[note iii] | 987 | 1,776 |

**Notes**

i In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

ii The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

iii Maturity analysis

The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

| | 2007 £m | 2006 £m |
|---|---|---|
| Less than 1 year | 103 | 33 |
| 1 to 2 years | 16 | 12 |
| 2 to 3 years | 62 | – |
| 3 to 4 years | – | 319 |
| 4 to 5 years | 154 | – |
| Over 5 years | 652 | 1,412 |
| Total | 987 | 1,776 |

H
Financial statements

261

Notes on the Group financial statements
H: Other information on balance sheet items continued

## H14: Provisions and contingencies

### Provisions

| | 2007 £m | 2006 £m |
|---|---|---|
| Provision in respect of defined benefit pension schemes:[1] | | |
| (Surplus) deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies: | | |
| Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus) | 27 | (73) |
| Attributable to shareholder-financed operations (i.e. to shareholders' equity) | 54 | 8 |
| | 81 | (65) |
| Add back: Investments in Prudential insurance policies | 172 | 287 |
| Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet | 253 | 222 |
| Other provisions (see below) | 220 | 238 |
| Continuing operations | 473 | 460 |
| Discontinued banking operations | – | 4 |
| Total provisions | 473 | 464 |

The pension deficit does not include amounts relating to the PSPS pension scheme for 2007. These amounts are included in the accrued investment income and the other debtors note on H5.

Analysis of other provisions:

| | 2007 £m | 2006 £m |
|---|---|---|
| At 1 January | 238 | 175 |
| Charged to income statement: | | |
| Additional provisions | 116 | 161 |
| Unused amounts reversed | (23) | (13) |
| Used during the year | (112) | (81) |
| Exchange differences | 1 | (4) |
| At 31 December | 220 | 238 |
| Comprising: | | |
| Legal provisions | 19 | 11 |
| Restructuring provisions | 35 | 72 |
| Other provisions | 166 | 155 |
| Total | 220 | 238 |

Of the other provisions balance, £77 million (2006: £55 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

### Legal provisions

The legal provisions of £19 million (2006: £11 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2007, an additional provision of £12 million was made and £4 million was paid.

### Restructuring provisions

Restructuring provisions of £35 million (2006: £76 million) comprise £35 million (2006: £72 million) relating to restructuring activity of UK insurance operations and £nil (2006: £4 million) relating to discontinued banking operations.

262 Prudential plc Annual Report 2007

H14: Provisions and contingencies continued

UK restructuring

In 2004 and 2005, Prudential implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with Egg and M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies.

At 1 January 2006, a provision of £30 million was brought forward, and during 2006 an additional £75 million was provided, £4 million of unused provision was released, and £29 million was paid.

During 2007, an additional provision of £21 million was provided, £14 million of unused provision was released, and £44 million was paid.

On 28 November 2007 Prudential UK announced it had entered into a partnership agreement with Capita Group Plc

(‘Capita’) to outsource a large proportion of its in-force and new business policy administration. Under the terms of the proposed agreement, Capita will provide customer servicing, policy administration, new business processing, claims activity and related IT support to Prudential UK.

Discontinued banking operations restructuring

Following the disposal of Egg in 2007 there was no provision held at 31 December 2007. In 2006, as a result of the UK and Egg initiative described above, a provision of £1 million was brought forward relating to Egg’s withdrawal from the French market, and during 2006 an additional £11 million was provided, of which £8 million was used.

Other provisions

Other provisions of £166 million (2006: £155 million) include provisions of £155 million (2006: £134 million) relating to staff benefit schemes. During 2007, another £78 million was provided, £3 million of unused provision was released and £54 million was paid. In 2006, a provision of £94 million was brought forward, an additional £78 million was provided, £7 million of unused provision was released and £31 million was paid. Other provisions also include £11 million (2006: £18 million) relating to various onerous contracts where, in 2007, an additional £2 million was provided, £1 million of unused provision was released and £8 million was used. In 2006, £19 million was brought forward, £1 million was provided and £2 million was used. The remaining provisions of £3 million in 2006 include VAT provisions.

Contingencies and related obligations

Litigation

In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Pension mis-selling review

In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

Financial H statements

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H14: Provisions and contingencies continued

The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2007 and 2006. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

| | 2007 £m | 2006 £m |
|---|---|---|
| Balance at beginning of year | 401 | 331 |
| Changes to actuarial assumptions and method of calculation | 71 | 108 |
| Discount unwind | 22 | 15 |
| Redress to policyholders | (41) | (48) |
| Payment of administrative costs | (5) | (5) |
| Balance at end of year | 448 | 401 |

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

The pension mis-selling provision at 31 December 2007 set out above of £448 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.6 per cent. The undiscounted amounts at 31 December 2007 expected to be paid in each of the years ending 31 December are as follows:

| | 2007 £m |
|---|---|
| Year ended 31 December | |
| 2008 | 51 |
| 2009 | 15 |
| 2010 | 15 |
| 2011 | 15 |
| 2012 | 22 |
| Thereafter | 707 |
| Total undiscounted amount | 825 |
| Aggregate discount | (377) |
| Discounted pension mis-selling provision at 31 December 2007 | 448 |

The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability, as reflected in the IFRS policy improvement to apply the UK GAAP standard FRS 27 as described in section A4.

The FSA periodically updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

264 Prudential plc Annual Report 2007

H14: Provisions and contingencies continued

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Mortgage endowment products review

In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At 31 December 2007, provisions of £5 million (2006: £5 million) in SAL and £43 million (2006: £45 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

In addition, in the year ended 31 December 2007 Prudential Assurance’s main with-profits fund paid compensation of £5 million (2006: £11 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2007 held a provision of £55 million (2006: £60 million) in respect of further compensation. The movement in this provision has no impact on the Group’s profit before tax.

In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2007 held a provision of £45 million (2006: £47 million) within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2007 a provision of £563 million (2006: £561 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders’ interests. This nomination does not mean that a reattribution will occur.

Financial H statements

# Notes on the Group financial statements
## H: Other information on balance sheet items continued

### H14: Provisions and contingencies continued

Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed, the inherited estate will continue to provide working capital for the long-term insurance fund.

*Support for long-term business funds by shareholders' funds*

As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the 'unallocated surplus of with-profits funds', in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

*Guarantees and commitments*

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £9 million at 31 December 2007 (2006: £9 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2007, Jackson has unfunded commitments of £181 million (2006: £174 million) related to its investments in limited partnerships and of £104 million (2006: £38 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

### H15: Other liabilities

| | 2007 £m | 2006 £m |
|---|---|---|
| Creditors arising from direct insurance and reinsurance operations | 538 | 521 |
| Interest payable | 76 | 89 |
| Derivative liabilities | 1,080 | 510 |
| Other items | 177 | 378 |
| Continuing operations | 1,871 | 1,498 |
| Discontinued banking operations | – | 154 |
| Total | 1,871 | 1,652 |

266 Prudential plc Annual Report 2007

I: Other notes

## I1: Staff and pension plans

### a Staff and employment costs

The average number of staff employed by the Group during the year were:

| | 2007 | 2006 |
|---|---|---|
| Business operations: | | |
| UK operations | 7,732 | 8,259 |
| US operations | 3,123 | 2,863 |
| Asian operations | 16,807 | 12,114 |
| Venture fund investment subsidiaries of the PAC with-profits fund (see below) | 21,184 | 8,898 |
| Continuing operations | 48,846 | 32,134 |
| Discontinued banking operations | 770 | 2,655 |
| Total | 49,616 | 34,789 |

The costs of employment for continuing operations were:

| | 2007 £m | 2006 £m |
|---|---|---|
| Business operations: | | |
| Wages and salaries | 819 | 761 |
| Social security costs | 62 | 58 |
| Other pension costs (see below) | 62 | 67 |
| Pension actuarial gains credited to income statement | (296) | (469) |
| | (234) | (402) |
| Venture fund investment subsidiaries of the PAC with-profits fund (see below) | 423 | 230 |
| Total for continuing operations | 1,070 | 647 |
| Discontinued banking operations | 21 | 76 |
| Total | 1,091 | 723 |

Other pension costs comprises £34 million (2006: £45 million) relating to defined benefit schemes and £28 million (2006: £22 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £19 million (2006: £14 million) related to overseas defined contribution schemes. The £34 million (2006: £45 million) comprises a £14 million (2006: £29 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £20 million (2006: £16 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge. The £296 million (2006: £469 million) of actuarial gains comprises £295 million (2006: £485 million) of actuarial gains on an economic basis and £1 million actuarial gain (2006: £16 million actuarial losses) for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 below.

Of the £423 million (2006: £230 million) costs of employment for venture fund investment subsidiaries, £349 million (2006: £189 million) relates to wages and salaries, £70 million (2006: £27 million) relates to social security costs and £4 million (2006: £14 million) relates to pension costs. Following the change of control arrangements put in place at the same time as the sale by the Group of PPM Capital in November 2007, the Group no longer controls those venture fund investment subsidiaries managed by the sold entity and consequently has ceased to consolidate these operations subsequent to this, with the average number of staff employed and costs of employment for 2007 detailed above reflecting the period prior to disposal.

Of the £21 million (2006: £76 million) costs of employment for discontinued banking operations, £18 million (2006: £64 million) relates to wages and salaries, £2 million (2006: £7 million) relates to social security costs and £1 million (2006: £5 million) relates to pension costs.

### b Pension plans

#### i Defined benefit plans

*1 Summary*

The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). Eighty-seven per cent (2006: 88 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

H/I

Financial statements

267

Notes on the Group financial statements

I: Other notes continued

I1: Staff and pension plans continued

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

As at 31 December 2007, the shareholders’ share of the surplus for PSPS and the deficits of the other schemes amounted to a £76 million surplus net of related tax relief (2006: £8 million deficit). These amounts are determined after including amounts invested by PSPS and the M&G scheme in Prudential policies as explained later in this note.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10 year period have been and are being made based on that valuation. Total contributions to the

Scheme for deficit funding and employer’s contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum over a 10-year period. In 2007, total contributions for the year including expenses and augmentations were £82 million (2006: £137 million). The 2006 amount reflected an increased level of contributions for ongoing service and deficit funding backdated to 6 April 2005 including expenses and augmentations.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, IAS 19 requires assets of the scheme to be valued at their market value at the year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. On the economic basis (including investments of PSPS and the M&G scheme in Prudential policies as assets) for 2007, a £23 million (2006: £28 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result but included in total profits is a pre-tax shareholder credit of £90 million (2006: £167 million) for net actuarial gains.

In addition, also on the economic basis, the PAC with-profits sub-fund was credited £9 million (2006: charge of £1 million) for the aggregate of service cost and net finance income and benefited by £205 million (2006: £318 million) for its share of net actuarial gains on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

The actuarial gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities primarily caused by an increase in the discount rate caused by increases in corporate bond returns, which more than offsets the effects of strengthened mortality assumptions for the UK pension schemes.

Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the PAC life fund and shareholders’ funds based on estimates of employees’ service between them. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the life-fund and shareholder-backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2007. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity. The deficit of the Scottish Amicable Pension Scheme of £54 million has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholder fund.

Reflecting these two elements, at 31 December 2007, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of £304 million (2006: £66 million) net of related tax relief.

2 Corporate Governance

The rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme’s liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme’s Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

268 Prudential plc Annual Report 2007

## I1: Staff and pension plans continued

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

### *3 Assumptions*

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

| | 2007 % | 2006 % |
|---|---|---|
| Discount rate | 5.9 | 5.2 |
| Rate of increase in salaries | 5.3 | 5.0 |
| Rate of increase of pensions in payment for inflation: | | |
| Guaranteed (maximum 5%) | 3.3 | 3.0 |
| Guaranteed (maximum 2.5%)* | 2.5 | 2.5 |
| Discretionary* | 2.5 | 2.5 |
| Expected returns on plan assets | 6.2 | 5.9 |

* The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.3 per cent in 2007 (2006: 3.0 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries. In 2007, the mortality assumptions were strengthened by including a floor to the medium cohort improvements.

The tables used for PSPS at 31 December 2007 were:

Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75% up to the age of 90, decreasing linearly to zero by age of 120 (2006: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future); and

Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75% medium cohort improvements subject to a floor of 1% up to the age of 90 and decreasing linearly to zero by age of 120 (2006: 100 per cent PFA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future).

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

| | 2007 Years | | 2006 Years | |
|---|---|---|---|---|
| | Male | Female | Male | Female |
| Retiring today | 26.2 | 28.3 | 25.0 | 28.1 |
| Retiring in 15 years' time | 28.7 | 29.3 | 26.1 | 29.1 |

The mean term of the current PSPS liabilities is around 20 years.

Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2007, applying the principles prescribed by IAS 19.

I
Financial statements

269

Notes on the Group financial statements
I: Other notes continued

**I1: Staff and pension plans** continued

*4 Summary financial position*

The Group liability in respect of defined benefit pension schemes is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Economic position: | | |
| Surplus (deficit), gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies: | | |
| Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus) | 338 | 73 |
| Attributable to shareholder-financed operations (i.e. to shareholders' equity) | 109 | (8) |
| Economic surplus – as explained in note 5 below | 447 | 65 |
| Add back: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities) | (312) | (287) |
| Surplus (deficit) included in balance sheet under IAS 19 – as explained in note 7 below | 135 | (222) |

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

*5 Group economic financial position*

The economic financial position of the defined benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, which exclude investments in Prudential insurance policies which on the financial statement presentation are offset against policyholder liabilities.

i The surplus or deficits on the PSPS and Scottish Amicable schemes are partially attributable to the PAC with-profits fund; and

ii The M&G pension scheme has invested £172 million at 31 December 2007 (2006: £161 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £140 million at 31 December 2007 (2006: £126 million) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension asset (liability) is £312 million (2006: £287 million) lower than the 'economic basis' surplus of £447 million (2006: 'economic basis' surplus of £65 million).

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the balance sheets of the schemes at 31 December were:

| | 2007 | | | | 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | PSPS £m | Other schemes note iii £m | Total £m | % | PSPS £m | Other schemes note iii £m | Total £m | % |
| Equities | 1,278 | 265 | 1,543 | 28 | 1,346 | 282 | 1,628 | 31 |
| Bonds | 1,134 | 249 | 1,383 | 25 | 2,077 | 182 | 2,259 | 43 |
| Properties | 545 | 54 | 599 | 11 | 580 | 58 | 638 | 12 |
| Cash-like investments note i | 1,932 | 5 | 1,937 | 36 | 745 | 5 | 750 | 14 |
| Total value of assets | 4,889 | 573 | 5,462 | 100 | 4,748 | 527 | 5,275 | 100 |
| Present value of benefit obligations | (4,361) | (654) | (5,015) | | (4,607) | (603) | (5,210) | |
| Pre-tax surplus/(deficit) note ii | 528 | (81) | 447 | | 141 | (76) | 65 | |

**Notes**

i The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2007, the nominal value of the interest and inflation swaps amounted to £1.2 billion and £0.7 billion respectively.

ii The resulting scheme surplus or deficit arising from the excess of assets over liabilities or vice versa at 31 December 2007 comprised surplus of £338 million (2006: surplus of £73 million) attributable to the PAC with-profits fund and surplus of £109 million (2006: deficit of £8 million) attributable to shareholder operations.

iii In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at 31 December 2007 of £71 million (2006: £67 million), gross of tax. There is also a small scheme in Taiwan, which at 31 December 2007 had a deficit of £10 million (2006: £9 million), gross of tax.

270 Prudential plc Annual Report 2007

## I1: Staff and pension plans continued

The movements in the surplus (deficit) on the 'economic basis' between scheme assets and liabilities were:

| | 2007 £m | 2006 £m |
|---|---|---|
| Current service cost | (58) | (69) |
| Contributions | 101 | 152 |
| Other finance income | 44 | 40 |
| Actuarial gains | 295 | 485 |
| Net increase in surplus | 382 | 608 |

**Estimated pension scheme surplus (deficit) attributable to shareholder operations – economic basis**

Movements on the pension scheme surplus (deficit) (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | At beginning of year | Charge to operating results (based on longer-term investment returns) note i | Actuarial gains attributable to shareholders note ii | Contributions paid by shareholder operations | At end of year |
| Gross of tax surplus (deficit) | (8) | (23) | 90 | 50 | 109 |
| Related deferred tax | – | 6 | (25) | (14) | (33) |
| Net of tax surplus (deficit) | (8) | (17) | 65 | 36 | 76 |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | At beginning of year | Charge to operating results (based on longer-term investment returns) note i | Actuarial gains attributable to shareholders note ii | Contributions paid by shareholder operations | At end of year |
| Gross of tax deficit | (214) | (28) | 167 | 67 | (8) |
| Related deferred tax | 61 | 9 | (50) | (20) | – |
| Net of tax deficit | (153) | (19) | 117 | 47 | (8) |

**Notes**

i Charge to operating results (based on longer-term investment returns)
This comprises:

| | 2007 £m | 2006 £m |
|---|---|---|
| Current service cost | (58) | (69) |
| Finance income (expense): | | |
| Interest on pension scheme liabilities | (265) | (255) |
| Expected return on pension scheme assets | 309 | 295 |
| | 44 | 40 |
| Total charge net of finance income | (14) | (29) |
| Less: amount attributable to PAC with-profits fund | (9) | 1 |
| Charge to operating results, based on longer-term investment returns, attributable to shareholders | (23) | (28) |

I Financial statements

271

// Notes on the Group financial statements
I: Other notes continued

## I1: Staff and pension plans continued

**Notes** continued

ii Actuarial gains and losses

This comprises:

| | 2007 £m | 2006 £m |
|---|---|---|
| Actual less expected return on pension scheme assets | (8) | 156 |
| Experience (losses) gains on scheme liabilities | (14) | 18 |
| Changes in assumptions underlying the present value of scheme liabilities[a] | 317 | 311 |
| Total actuarial gains | 295 | 485 |
| Less: amount attributable to PAC with-profits fund | (205) | (318) |
| Actuarial gains and losses attributable to shareholders, excluded from operating results based on longer-term investment returns, but included in profit before tax attributable to shareholders | 90 | 167 |

a The gains of £317 million relating to changes in assumptions comprises the gains due to changes in economic assumptions of £509 million which are partially offset by a charge of £192 million for the effect of strengthened mortality assumptions for the UK schemes.

Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

**Estimated pension scheme surplus (deficit) attributable to PAC with-profits fund – economic basis**

Movements on the pension scheme surplus (deficits) (determined on the 'economic basis' under which PSPS and M&G scheme assets include investments in Prudential insurance policies) are as follows:

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | At beginning of year | Service cost less net finance income note i above | Actuarial gains (losses) note ii above | Contributions paid by PAC with-profits fund | At end of year |
| Gross of tax surplus | 73 | 9 | 205 | 51 | 338 |
| Related deferred tax | (7) | (1) | (21) | (5) | (34) |
| Net of tax surplus | 66 | 8 | 184 | 46 | 304 |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | At beginning of year | Service cost less net finance income note i above | Actuarial gains (losses) note ii above | Contributions paid by PAC with-profits fund | At end of year |
| Gross of tax surplus (deficit) | (329) | (1) | 318 | 85 | 73 |
| Related deferred tax | 33 | 0 | (32) | (8) | (7) |
| Net of tax surplus (deficit) | (296) | (1) | 286 | 77 | 66 |

The charges and credits for service cost, net finance income, and actuarial gains and losses are included within the income statement but also taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

272 Prudential plc Annual Report 2007

## I1: Staff and pension plans continued

*6 Movement in IAS 19 basis financial position*

The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

| | 2007 £m | | | | |
|---|---|---|---|---|---|
| | IAS 19 basis: change in fair value of plan assets | Investments in Prudential insurance policies | Economic basis: total assets | IAS 19 basis: change in present value of benefit obligation | Economic basis: net obligation |
| Fair value of plan assets, beginning of year | 4,988 | 287 | 5,275 | | 5,275 |
| Present value of benefit obligation, beginning of year | | | | (5,210) | (5,210) |
| | 4,988 | 287 | 5,275 | (5,210) | 65 |
| Service cost – current charge only | | | | (58) | (58) |
| Interest cost | | | | (265) | (265) |
| Expected return on plan assets | 289 | 20 | 309 | | 309 |
| Employee contributions | 2 | 1 | 3 | (3) | – |
| Employer contributions | 92 | 9 | 101 | | 101 |
| Actuarial gains | (7) | (1) | (8) | 303 | 295 |
| Benefit payments | (214) | (4) | (218) | 218 | – |
| Fair value of plan assets, end of year | 5,150 | 312 | 5,462 | | 5,462 |
| Present value of benefit obligation, end of year | | | | (5,015) | (5,015) |
| Economic basis surplus | | | | | 447 |

| | 2006 £m | | | | |
|---|---|---|---|---|---|
| | IAS 19 basis: change in fair value of plan assets | Investments in Prudential insurance policies | Economic basis: total assets | IAS 19 basis: change in present value of benefit obligation | Economic basis: net obligation |
| Fair value of plan assets, beginning of year | 4,622 | 253 | 4,875 | | 4,875 |
| Present value of benefit obligation, beginning of year | | | | (5,418) | (5,418) |
| | 4,622 | 253 | 4,875 | (5,418) | (543) |
| Service cost – current charge only | | | | (69) | (69) |
| Interest cost | | | | (255) | (255) |
| Expected return on plan assets | 279 | 16 | 295 | | 295 |
| Employee contributions | 1 | 1 | 2 | (2) | – |
| Employer contributions | 148 | 4 | 152 | | 152 |
| Actuarial gains | 140 | 16 | 156 | 329 | 485 |
| Benefit payments | (202) | (3) | (205) | 205 | – |
| Fair value of plan assets, end of year | 4,988 | 287 | 5,275 | | 5,275 |
| Present value of benefit obligation, end of year | | | | (5,210) | (5,210) |
| Economic basis surplus | | | | | 65 |

I
Financial statements

273

# Notes on the Group financial statements
## I: Other notes continued

### I1: Staff and pension plans continued

*7 IAS 19 basis financial position as consolidated*

The IAS 19 basis net pensions deficit can be summarised as follows:

| | 2007 £m | 2006 £m | 2005 £m | 2004 £m |
|---|---|---|---|---|
| Fair value of plan assets, end of year | 5,150 | 4,988 | 4,622 | 4,092 |
| Present value of funded benefit obligation | (4,826) | (5,023) | (5,228) | (4,777) |
| Funded status | 324 | (35) | (606) | (685) |
| Present value of unfunded obligations (M&G scheme)* | (189) | (187) | (190) | (140) |
| Surplus (provision) recognised in the balance sheet | 135 | (222) | (796) | (825) |

* The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

| | 2007 £m | 2006 £m |
|---|---|---|
| **Components of net periodic pension cost** | | |
| Current service cost | (58) | (69) |
| Interest cost | (265) | (255) |
| Expected return on assets – economic basis | 309 | 295 |
| Less: expected return on investments of scheme assets in Prudential insurance policies | (20) | (16) |
| Expected return on assets – IAS 19 basis† | 289 | 279 |
| Pension cost charge (as referred to in note[I1a]) | (34) | (45) |
| Actuarial gains – economic basis | 295 | 485 |
| Less: actuarial gains on investments of scheme assets in Prudential insurance policies | 1 | (16) |
| Actuarial gains – IAS 19 basis (as referred to in note[I1a]) | 296 | 469 |
| Net periodic pension credit (included within acquisition and other operating expenditure in the income statement) | 262 | 424 |

† In determining the expected return on plan assets for 2007, the 5.9 per cent rate shown below has been applied to the opening assets.

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

| | 2007 | | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|---|---|
| | £m | % | £m | % | £m | % | £m | % |
| **Plan assets (IAS 19 basis)** | | | | | | | | |
| Equity | 1,332 | 26 | 1,432 | 29 | 2,376 | 51 | 2,516 | 61 |
| Bonds | 1,299 | 25 | 2,185 | 44 | 1,593 | 35 | 993 | 24 |
| Properties | 583 | 11 | 621 | 12 | 575 | 12 | 520 | 13 |
| Cash-like investments | 1,936 | 38 | 750 | 15 | 78 | 2 | 63 | 2 |
| Total | 5,150 | 100 | 4,988 | 100 | 4,622 | 100 | 4,092 | 100 |

| | Prospectively for 2008 % | 2007 % | 2006 % |
|---|---|---|---|
| **Long-term expected rate of return** | | | |
| Equity | 7.5 | 7.5 | 7.1 |
| Bonds | 5.4 | 4.8 | 4.5 |
| Properties | 6.75 | 6.8 | 6.4 |
| Cash | 5.5 | 5.0 | 4.5 |
| Weighted average long-term expected rate of return | 6.1 | 5.9 | 6.1 |

The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

The actual return on plan assets was £282 million (2006: £419 million) on an IAS 19 basis.

274 Prudential plc Annual Report 2007

## I1: Staff and pension plans continued

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

| | 2007 £m | 2006 £m | 2005 £m | 2004 £m |
|---|---|---|---|---|
| Fair value of plan assets, end of year (IAS 19 basis) | 5,150 | 4,988 | 4,622 | 4,092 |
| Present value of the benefit obligation, end of year | (5,015) | (5,210) | (5,418) | (4,917) |
| Plan assets in surplus (deficit) of benefit obligation | 135 | (222) | (796) | (825) |
| Experience adjustments on plan liabilities | (14) | 18 | 1 | (17) |
| Percentage of plan liabilities at 31 December | 0.28% | (0.35)% | (0.02)% | 0.35% |
| Experience adjustments on plan assets (IAS 19 basis) | (7) | 140 | 527 | 112 |
| Percentage of plan assets at 31 December | (0.14)% | 2.81% | 11.42% | 2.74% |

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2008 amounts to £90 million (2007: £93 million).

### *8 Sensitivity of PSPS financial position to key variables*

The table below shows the sensitivity of the PSPS liabilities at 31 December 2007 of £4,361 million (2006: £4,607 million) to changes in discount rates, inflation rates and mortality assumptions.

| 2007 | | |
|---|---|---|
| Assumption | Change in assumption | Impact on scheme liabilities on IAS 19 basis |
| Discount rate | Decrease by 0.2% from 5.9% to 5.7% | Increase scheme liabilities by 3.5% |
| Discount rate | Increase by 0.2% from 5.9% to 6.1% | Decrease scheme liabilities by 3.4% |
| Rate of inflation | Decrease by 0.2% from 3.3% to 3.1% with consequent reduction in salary increases | Decrease scheme liabilities by 1.3% |
| Mortality rates | Reduce rates from 100% of table to 95% | Increase liabilities by 1.2% |

| 2006 | | |
|---|---|---|
| Assumption | Change in assumption | Impact on scheme liabilities on IAS 19 basis |
| Discount rate | Decrease by 0.2% from 5.2% to 5.0% | Increase scheme liabilities by 3.6% |
| Discount rate | Increase by 0.2% from 5.2% to 5.4% | Decrease scheme liabilities by 3.4% |
| Rate of inflation | Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases | Decrease scheme liabilities by 1.3% |
| Mortality rates | Reduce rates from 100% of table to 95% | Increase liabilities by 1.2% |

### *9 Transfer value of PSPS scheme*

At 31 December 2007, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

### ii Other pension plans

The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group's contributions for continuing operations to these schemes in 2007 was £28 million (2006: £22 million).

Financial statements

275

Notes on the Group financial statements

I: Other notes continued

I2: Share-based payments

a Relating to Prudential plc shares

The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

The GPSP is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential’s Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees.

The RSP was, until March 2006, the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this plan had been exercised at 31 December 2005.

No rights were granted in the RSP if the Company’s TSR performance as ranked against the comparator group is below 50th percentile. An option of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant of option made is calculated on a straight line sliding scale.

The BUPP is an incentive plan created to provide a common framework under which awards would be made to senior employees and in the UK, Jackson and Asia include the Chief Executive Officers. Awards under this plan in 2006 and 2007 were based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the vested award is released as shares and the other half released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

UK-based executive directors are also eligible to participate in the Company’s HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit and if within three years, dividend shares are forfeit.

Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible Jackson employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange.

Certain senior executives have annual incentive plans with awards paid in cash up to the target level of their plan. The portion of any award for above target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

276 Prudential plc Annual Report 2007

I2: Share-based payments continued

In addition, there are other share awards which included the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

The 1,000 Day LTIP plan was a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to 5 October 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

Movements in share options outstanding under the Group’s share-based compensation plans relating to Prudential plc shares during 2007 and 2006 were as follows:

2007 2006

Weighted Weighted average average Number of exercise Number of exercise options price options price

Options outstanding (including conditional options) (millions) £(millions) £

Beginning of year: 16.5 2.47 17.2 2.23

Granted 4.0 2.69 7.7 2.96

Exercised (1.9) 3.42 (5.1) 2.75

Forfeited (1.4) 1.37 (1.2) 0.85

Expired (2.7) 2.13 (3.1) 4.09

Adjustment in respect of Egg’s employees – – 1.0 3.64

End of year 14.5 2.57 16.5 2.47

Options immediately exercisable, end of year 0.2 3.35 0.2 3.56

The weighted average share price of Prudential plc for the year ended 31 December 2007 was £7.15 compared to £6.25 for the year ended 31 December 2006.

Movements in share awards outstanding under the Group’s share-based compensation plans relating to Prudential plc shares at 31 December 2007 and 2006 were as follows:

2007 2006 Number of Number of awards awards

Awards outstanding (millions) (millions)

Beginning of year: 6.6 4.9

Granted 3.8 3.2

Exercised (1.3) (1.0)

Forfeited (1.1) (0.5)

Expired – –

End of year 8.0 6.6

Financial I statements

# Notes on the Group financial statements
## I: Other notes continued

**I2: Share-based payments** continued

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2007.

| Range of exercise prices | Outstanding: Number outstanding (millions) | Outstanding: Weighted average remaining contractual life (years) | Outstanding: Weighted average exercise prices £ | Exercisable: Number exercisable (millions) | Exercisable: Weighted average exercise prices £ |
|---|---|---|---|---|---|
| Between £0 and £1 | 5.5 | 8.6 | – | – | – |
| Between £1 and £2 | – | – | – | – | – |
| Between £2 and £3 | 2.7 | 1.3 | 2.66 | – | – |
| Between £3 and £4 | 1.2 | 1.7 | 3.62 | 0.2 | 3.37 |
| Between £4 and £5 | 2.9 | 2.7 | 4.62 | – | – |
| Between £5 and £6 | 2.2 | 3.5 | 5.62 | – | – |
| Between £6 and £7 | – | 0.9 | 6.55 | – | 6.95 |
| Between £7 and £8 | – | – | – | – | – |
| | 14.5 | 4.7 | 2.57 | 0.2 | 3.35 |

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2006.

| Range of exercise prices | Outstanding: Number outstanding (millions) | Outstanding: Weighted average remaining contractual life (years) | Outstanding: Weighted average exercise prices £ | Exercisable: Number exercisable (millions) | Exercisable: Weighted average exercise prices £ |
|---|---|---|---|---|---|
| Between £0 and £1 | 5.7 | 8.6 | – | – | – |
| Between £1 and £2 | – | – | – | – | – |
| Between £2 and £3 | 3.2 | 2.3 | 2.66 | – | 2.66 |
| Between £3 and £4 | 3.1 | 2.0 | 3.52 | 0.2 | 3.62 |
| Between £4 and £5 | 3.8 | 3.6 | 4.60 | – | – |
| Between £5 and £6 | 0.7 | 3.3 | 5.63 | – | 5.79 |
| Between £6 and £7 | – | 0.6 | 6.41 | – | 6.34 |
| Between £7 and £8 | – | 0.9 | 7.15 | – | – |
| | 16.5 | 4.8 | 2.47 | 0.2 | 3.56 |

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

| 2007 £m | | | 2006 £m | | |
|---|---|---|---|---|---|
| Weighted average fair value | | | Weighted average fair value | | |
| GPSP | Other options | Awards | RSP and GPSP | Other options | Awards |
| 4.78 | 2.55 | 7.33 | 4.30 | 2.05 | 6.46 |

278 Prudential plc Annual Report 2007

## I2: Share-based payments continued

The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | GPSP | Other options | RSP and GPSP | Other options |
| Dividend yield (%) | 2.32 | 2.32 | 2.64 | 2.64 |
| Expected volatility (%) | 28.90 | 27.17 | 25.48 | 34.32 |
| Risk-free interest rate (%) | 5.46 | 5.25 | 4.68 | 4.70 |
| Expected option life (years) | 3.0 | 3.48 | 3.00 | 3.42 |
| Weighted average exercise price (£) | – | 5.62 | – | 5.06 |
| Weighted average share price (£) | 7.52 | 7.47 | 6.80 | 6.51 |

Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2007, an average index volatility and correlation of 18 per cent and 72 per cent respectively, were used.

When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group's failure to meet the performance criteria, previously recognised expense is not reversed.

During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

### b Relating to Egg plc shares

In April 2006, Prudential became bound or entitled to acquire shares in Egg following the announcement of its intention in December 2005 to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. As a consequence of this acquisition, employees of Egg that were participants of its SAYE schemes were requested to either rollover all or part of their options for equivalent options in Prudential shares or to take no action. Employees could adopt different courses of actions for options granted on different dates but may only adopt one course of action in respect of each grant of options. The rollover was based on employees receiving 0.2237 Prudential shares for each Egg share that was under option with total amount payable for the new Prudential shares being exactly the same as the total amount payable for the Egg shares. As a result, all outstanding executive share options became exercisable and awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee.

On 1 May 2007, Egg Banking plc was sold to Citi and, at 31 December 2007, there were no outstanding SAYE options to acquire Egg shares.

Financial statements

279

# Notes on the Group financial statements
I: Other notes continued

## I2: Share-based payments continued

### c Total share-based payment expense

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Share-based compensation expense | 28 | 22 |
| Amount accounted for as equity-settled | 19 | 14 |
| Carrying value at 31 December of liabilities arising from share-based payment transactions | 18 | 18 |
| Intrinsic value of above liabilities for which rights had vested at 31 December | 4 | 3 |

## I3: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration amounts to £15,670,000 (2006: £13,524,000). This comprises salaries and short-term benefits of £9,496,000 (2006: £8,927,000), post-employment benefits of £967,000 (2006: £1,020,000), termination benefits of £nil (2006: £291,000) and share-based payments of £5,207,000 (2006: £3,286,000).

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge is the sum of £3,456,000 (2006: £1,880,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,751,000 (2006: £1,406,000) of deferred share awards.

Total key management remuneration includes total directors' emoluments of £11,959,000 (2006: £11,084,000) as shown in the directors' remuneration report on pages 102 to 123, and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in the directors' remuneration report.

## I4: Fees payable to auditor

| | 2007 £m | 2006 £m |
|---|---|---|
| Fees payable to the Company's auditor for the audit of the Company's annual accounts | 1.8 | 2.3 |
| Fees payable to the Company's auditor and its associates for other services: | | |
| Audit of subsidiaries and associates pursuant to legislation | 4.4 | 3.8 |
| Other services supplied pursuant to legislation | 2.9 | 4.0 |
| Other services relating to taxation | 0.4 | 0.2 |
| Valuation and actuarial services | 0.7 | 0.0 |
| Services relating to corporate finance transactions | 0.2 | 0.7 |
| All other services | 1.0 | 1.3 |
| Total | 11.4 | 12.3 |

In addition, there were fees incurred of £0.2 million (2006: £0.2 million) for the audit of pension schemes.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees – Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act.

The Audit Committee annually reviews the auditor's objectivity and independence. More information on these issues is given in the corporate governance report on page 95.

280 Prudential plc Annual Report 2007

## I5: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Various executive officers and directors of Prudential may from time to time purchase insurance, asset management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note I3.

In 2007, prior to disposal, three (2006: three) directors had credit cards with the discontinued banking operations. In 2007 and 2006, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

## I6: Subsidiary undertakings

### i Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2007, all wholly owned except PCA Life Assurance Company Limited, were:

| | Main activity | Country of incorporation |
|---|---|---|
| The Prudential Assurance Company Limited | Insurance | England and Wales |
| Prudential Annuities Limited* | Insurance | England and Wales |
| Prudential Retirement Income Limited (PRIL)* | Insurance | Scotland |
| M&G Investment Management Limited* | Asset management | England and Wales |
| Jackson National Life Insurance Company* | Insurance | US |
| Prudential Assurance Company Singapore (Pte) Limited* | Insurance | Singapore |
| PCA Life Assurance Company Limited* (99% owned) | Insurance | Taiwan |

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

### ii Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2008, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$490 million (£246 million) (in 2007: US$412 million (£211 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 78 per cent (2006: 76 per cent) of total Group assets. At 31 December 2007, the PAC long-term fund's excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £10.5 billion (2006: £9.7 billion) and the statutory capital and surplus of Jackson was US$4.0 billion (£2.0 billion) (2006: US$3.7 billion (£1.9 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

I
Financial statements

281

Notes on the Group financial statements

I: Other notes continued

I6: Subsidiary undertakings continued

iii Acquisition and disposal of subsidiaries

2006

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company.

The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, £167 million was charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

2007

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. On 1 May 2007, the Company completed the sale. Additional details regarding the disposal are set out in note J.

On 9 November 2007, the Company announced that it had completed the sale of PPM Capital, its direct private equity business.

iv PAC with-profits fund acquisition

The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital and M&G in which the Group was deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. Following the disposal of PPM Capital by the Group in November 2007, the Group is no longer deemed to have a controlling interest in investments managed by PPM capital and consequently any subsequent investments have not been consolidated into the Group and the investments previously consolidated ceased to be consolidated from the date of disposal of PPM Capital. There were two venture investment acquisitions in 2007 and three in 2006. These were acquisitions for:

2007

— 71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, in March 2007; and

— 78 per cent of the voting equity interest of Red Funnel, a ferry company, in June 2007.

Orizon AG was managed by PPM Capital while Red Funnel is managed by M&G.

2006

— 53 per cent of the voting equity interests of Histoire D’or, a jewellery retail company, in April 2006;

— 51 per cent of the voting equity interests of Azzuri Communications, a business IT service company, in June 2006; and

— 60 per cent of the voting equity interests of Paramount plc, a restaurant company, in September 2006.

All of these venture investments were managed by PPM Capital.

These acquisitions are considered individually immaterial and therefore all information relating to ventures acquisitions has been presented in aggregate throughout this note. Due to the nature of venture investments, it is not practicable to provide certain information for those acquisitions, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquirees’ assets, liabilities, and contingent liabilities immediately before acquisition.

The results of the aggregated ventures acquisitions in 2007 and 2006 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed a loss of £8.3 million (2006: loss of £7.7 million) to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund. The results of Orizon AG included in the loss of £8.3 million above was from the date of its acquisition to November 2007 when it ceased to be consolidated.

282 Prudential plc Annual Report 2007

## I6: Subsidiary undertakings continued

The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings. This reconciles the net assets to the consideration paid in 2007 and 2006:

| | 2007 £m<br>Fair value on acquisition | 2006 £m<br>Fair value on acquisition |
|---|---|---|
| Cash and cash equivalents | 20 | 18 |
| Other current assets | 26 | 31 |
| Property, plant and equipment | 38 | 45 |
| Intangible assets other than goodwill | 1 | 139 |
| Other non-current assets | 3 | 100 |
| Less liabilities, including current liabilities and borrowings | (304) | (581) |
| | (216) | (248) |
| Less minority interests | – | – |
| Net assets acquired | (216) | (248) |
| Goodwill | 313 | 336 |
| Cash consideration | 97 | 88 |

Aggregate goodwill of £313 million (2006: £336 million) has been recognised for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2007.

### v PAC with-profits fund disposals and deconsolidation of venture fund investments

#### 2007

In November 2007, the Group disposed of PPM Capital, following which the Group no longer has a controlling interest in venture fund investment subsidiaries managed by PPM Capital and consequently has ceased to consolidate these investments. The cessation of control arises from the Group's interest in venture fund investments being held either through partnership agreements, with the Group a limited partner, or, where there is a direct holding, an asset management agreement being in place, both of which result in the Group only being able to exert control under exceptional circumstances.

As a result SUSPA, TJ Hughes, Sterigenics, Muller & Weygandt, TMF Group, JOST, Histoire D'or, Azzuri Communications, Paramount plc and Orizon AG ceased to be consolidated as subsidiary undertakings from the date of disposal of PPM Capital.

Goodwill and other intangible assets, net of amortisation, relating to these investments of £916 million at the date of disposal of PPM Capital, were derecognised accordingly.

#### 2006

In 2006, Upperpoint Distribution Limited, Taverner Hotel Group Pty Ltd, Orefi, Aperio Group Pty Ltd and BST Safety Textiles Luxembourg S.a.r.l., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £133 million. Goodwill of £46 million and cash and cash equivalents of £19 million were disposed of. Note that, in addition, one venture subsidiary was classified as held for sale at 31 December 2006 (see note H9).

I
Financial statements

283

Notes on the Group financial statements

I: Other notes continued

I7: Commitments

i Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2007 £m 2006 £m

Future minimum lease payments for non-cancellable operating leases fall due during the following periods:

Not later than 1 year 38 53

Later than 1 year and not later than 5 years 126 142

Later than 5 years 111 160

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2007 was £0.4 million (2006: £1 million).

Minimum lease rental payments for the year ended 31 December 2007 of £50 million (2006: £50 million) are included in the consolidated income statement.

ii Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2007, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £64 million (2006: £146 million). The vast majority of these commitments have been made by the PAC with-profits fund.

I8: Cash flows

Structural borrowings of shareholder-financed operations comprise core debt of the holding company and central finance subsidiaries, Jackson surplus notes and, prior to disposal, Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries and consolidated investment funds of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds and, prior to deconsolidation, venture fund investment subsidiaries, are also included within cash flows from operating activities.

Cash flows relating to discontinued operations, as detailed in note J1, are inflows of £157 million and £184 million for the period of ownership in 2007 and 2006 respectively. All of these relate to cash flows from operating activities except for an outflow of £33 million in 2006 which relates to financing activities.

284 Prudential plc Annual Report 2007

# Notes on the Group financial statements

## J: Discontinued banking operations

Discontinued banking operations relate entirely to UK banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Consideration payable to the Company was, net of expenses, £527 million cash. The reduction from the £575 million consideration noted in the original announcement primarily reflected Egg's post-tax operating loss of £49 million for the period from 1 January 2007 to the date of sale. Cash and cash equivalents disposed of were £1,065 million. Accordingly, the cash outflow for the Group arising from the disposal of Egg, as shown in the consolidated cash flow statement, was £538 million. Prior to the disposal the Group undertook banking operations almost wholly through its subsidiary, Egg Banking plc. Financial information in respect of Egg Banking plc, together with amounts in respect of its former parent Egg plc and its associate IFonline, have been included in this note. Note I6 shows details of the purchase of the minority interests in Egg plc in 2006.

The Group has presented the income statement and balance sheet for discontinued banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different from that of the Group consolidated income statement and balance sheet; however, total profit (loss) for the year and net assets remain the same. To understand how the amounts presented from discontinued banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B6.

### J1: Income statement for discontinued banking operations

The profit (loss) included in the income statement in respect of discontinued banking operations for the period of ownership is as follows:

| | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| Interest income | | 261 | 783 |
| Interest expense | | (148) | (453) |
| **Net interest income** | | **113** | 330 |
| Fee and commission income | | 41 | 153 |
| Fee and commission expense | | (8) | (23) |
| Other operating income | | – | 8 |
| **Operating income** | | **146** | 468 |
| General administrative expenses | | (56) | (192) |
| Impairment losses on loans and cash advances to customers | J3 | (149) | (384) |
| Other operating expenses | | (9) | (49) |
| **Operating loss based on longer-term investment returns** | | **(68)** | (157) |
| Short-term fluctuations in investment returns | | – | 7 |
| Profit on sale of Egg Banking plc | | 290 | – |
| **Profit (loss) before tax** | | **222** | (150) |
| Tax on operating loss based on longer-term investment returns | | 19 | 47 |
| Tax on short-term fluctuations in investment returns | | – | (2) |
| Tax on profit on sale of Egg Banking plc | | 0 | – |
| Tax attributable to shareholders' profits | | 19 | 45 |
| **Profit (loss) for the year** | | **241** | (105) |

The interest income on financial assets not at fair value through profit and loss for the period of ownership in 2007 was £241 million (2006: £769 million).

The interest expense on financial liabilities not at fair value through profit and loss for the period of ownership in 2007 was £148 million (2006: £428 million).

Fee and commission income includes £27 million (2006: £83 million) relating to financial instruments held at amortised cost. These fees primarily related to balance transfer fees and late payment fees.

Fee and commission expense includes fee expenses relating to financial liabilities held at amortised cost of £4 million (2006: £13 million) which related to treasury fees.

Of the profit (loss) for the period of ownership in 2007 and 2006, a loss of £nil million and a loss of £2 million, respectively, are attributable to minority interests in Egg.

I/J

Financial statements

285

Notes on the Group financial statements

J: Discontinued banking operations continued

J2: Balance sheet for discontinued banking operations

Assets, liabilities and shareholders’ funds included in the Group consolidated balance sheet as at 31 December 2006 in respect of discontinued banking operations are as follows:

2006 £m

Assets

Cash and balances with central banks 6

Loans and advances to banks 903

Loans and advances to customers 6,193

Investment securities 1,976

Derivative financial instruments 78

Other assets 342

Total assets 9,498

Liabilities

Deposits by banks 2,220

Customer accounts 5,554

Debt securities issued 599

Derivative financial instruments 154

Other liabilities 228

Subordinated liabilities 451

Total liabilities 9,206

Equity

Shareholders’ equity 292

Total equity and liabilities 9,498

J3: Risk management overview

Through Egg the Group offered banking and credit card products and intermediated services. Through its normal operations, Egg was exposed to a number of risks, the most significant of which was credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg was set by the Egg Board and responsibility for managing these risks resided with the Egg executive committee. The exposure to specific risks was monitored by the Egg executive committee through separate committees: the retail credit committee was responsible for retail credit risk, the wholesale credit committee was responsible for wholesale credit risk, the operational risk committee was responsible for operational risk and the asset and liability committee (ALCO) was responsible for liquidity, market and currency risk.

Egg used financial instruments including derivatives for the purpose of supporting the strategic and operational business activities and to reduce and eliminate the risk of losses arising from changes in interest rates and foreign exchange rates.

Surplus retail and wholesale liabilities were invested in debt securities, including certificates of deposits, government gilts and other high investment grade assets.

J4: Maturities of assets and liabilities and liquidity risk

Liquidity risk was defined for Egg as not having sufficient financial resources available to meet its obligations as they fell due or if such resources could only be secured at excessive cost. Egg used various methods including predictions of daily cash positions to monitor and manage liquidity risk. Maturity mismatches between lending and funding were managed within internal risk policy limits. It ensured that it held sufficient assets, which were immediately realisable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances were on instant access terms, in practice the majority of such funds represented a relatively stable and consistent funding base for Egg.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of a bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types.

286 Prudential plc Annual Report 2007

## J4: Maturities of assets and liabilities and liquidity risk continued

The following table analyses the assets and liabilities of Egg into relevant maturity groupings based on the remaining period at 31 December 2006 to the contractual maturity date.

| | At 31 December 2006 £m | | | | | |
|---|---|---|---|---|---|---|
| | Up to 1 month | From 1 month to 3 months | From 3 months to 1 year | From 1 year to 5 years | 5 years and over | Total |
| **Assets** | | | | | | |
| Cash and balances with central banks | 6 | – | – | – | – | 6 |
| Loans and advances to banks | 876 | – | – | 2 | 25 | 903 |
| Loans and advances to customers | 1 | 2,725 | 42 | 1,338 | 2,087 | 6,193 |
| Investment securities | 466 | 696 | 176 | 266 | 372 | 1,976 |
| Derivative financial instruments | 61 | – | 17 | – | – | 78 |
| Other assets | 68 | 159 | 41 | 74 | – | 342 |
| **Total assets** | 1,478 | 3,580 | 276 | 1,680 | 2,484 | 9,498 |
| **Liabilities** | | | | | | |
| Deposits by banks | 18 | – | 516 | 1,686 | – | 2,220 |
| Customer accounts | 5,427 | 3 | 68 | 56 | – | 5,554 |
| Debt securities issued | – | – | 553 | 46 | – | 599 |
| Derivative financial instruments | 56 | – | – | 98 | – | 154 |
| Other liabilities | 117 | 68 | 43 | – | – | 228 |
| Subordinated liabilities | – | – | – | – | 451 | 451 |
| **Total liabilities** | 5,618 | 71 | 1,180 | 1,886 | 451 | 9,206 |
| **Net liquidity gap** | (4,140) | 3,509 | (904) | (206) | 2,033 | 292 |

## J5: Losses on loans and advances

The following table details the movements in the allowance for losses on loans and advances to customers held by Egg for the period of ownership in 2007 and 2006. The aggregate loss on loans at the end of the year and the charge during the period of ownership have been included in the consolidated financial statements.

| | 2007 £m | 2006 £m |
|---|---|---|
| Balance at the beginning of the year | 518 | 335 |
| Amounts written off | (141) | (201) |
| New and additional provisions | 149 | 384 |
| Balance at time of disposal of Egg Banking plc | (526) | – |
| Balance at the end of the year | – | 518 |

### Impairment losses on loans and advances to customers

Where financial assets are carried at amortised cost, the Group measures the amount of the impairment loss by comparing the carrying amount of the asset with the present value of its estimated cash flows.

Impairment losses on loans and advances to customers of Egg were based on an actual loss model and all impairments were only being held against debt that had objective evidence of either an individual or a collective impairment. For individually assessed impaired assets this was established by the delinquency state of debt based on the number of payments they are in arrears. For collectively assessed impaired assets this assessment was based on the level of accounts operating out of agreed terms showing other objective evidence of impairment from which behaviour analysis impairment is projected by using Markov probability matrices.

J Financial statements

287

# Notes on the Group financial statements
## J: Discontinued banking operations continued

### J6: Market risk

#### Interest rate risk

The primary market risk to which Egg was exposed was interest rate risk. Interest rate risk arose in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arose when there was a mismatch between interest rate sensitive assets and liabilities.

The composition of interest rate risk was closely monitored and managed on a day-to-day basis by the treasury function where professional expertise and systems existed to control it. This was primarily done via asset and liability models that looked at the sensitivity of earnings to movements in interest rates to measure overall exposure which could then be hedged in accordance with the policy limits set by the ALCO.

For the purpose of reducing interest rate risk, Egg used a number of derivative instruments such as interest rate swaps and forward rate agreements (see note G3).

Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances at 31 December 2006 are provided below:

| | 2006 £m | 2006 % |
|---|---|---|
| **Assets** | | |
| Debt securities available-for-sale* | 1,935 | 5.3 |
| Loans and receivables | 7,096 | 9.0 |
| | 9,031 | |
| **Liabilities** | | |
| Banking customer accounts | 5,554 | 4.9 |
| Core structural borrowings of shareholder-financed operations | 451 | 6.2 |
| Operational borrowings attributable to shareholder-financed operations | 2,819 | 5.4 |
| | 8,824 | |

*Egg also classified £41 million of debt securities as fair value through profit and loss.

See note G2 for further information on interest rate risk.

#### Currency risk

The risks arising from assets and liabilities denominated in foreign currencies were managed by a separate treasury function within Egg and within agreed limits set by the ALCO. During the year, cash flows generated by the foreign currency assets and liabilities were hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

At 31 December 2006, Egg held £357 million of assets and £1,751 million of liabilities with foreign currency exposure.

### J7: Credit risk

Egg took on exposure to credit risk, which was the risk that a counterparty would be unable to pay amounts in full when due. To limit this risk, Egg placed limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels were monitored regularly and reviewed where appropriate.

The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off-balance sheet items, held by Egg at 31 December 2006:

| | 2006 £m |
|---|---|
| UK | 18,132 |
| Rest of Europe | 244 |
| Other | 243 |
| Total* | 18,619 |

*This includes £9,475 million of off-balance sheet items, which mainly relate to unutilised credit limits on credit cards.

288 Prudential plc Annual Report 2007

J7: Credit risk continued

The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at 31 December 2006:

2006 £m

Loans and advances to banks 903

Investment securities 1,970

Loans and advances to customers 6,711

Allowances for impairment losses on loans and advances to customers (518)

Fair value of derivative assets 78 Off-balance sheet items (including unutilised credit limits on credit cards) 9,475

Total credit risk net of allowances and provisions 18,619

At 31 December 2006, Egg had certain credit-related commitments in the form of unused credit limits on credit cards of £9,458 million and pre-approved but unused borrowing limits on mortgages and personal loans of £8 million and £9 million respectively which are included in off-balance sheet items above. Egg was potentially exposed to a loss totalling these amounts, but it was unlikely that such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards. Additionally, it was unlikely, should all these customers have utilised their credit or borrowing limits, that all of them would default on their debt entirely.

Egg held significant concentrations of credit risk with other financial institutions. At 31 December 2006, this was estimated at £8.7 billion of which £3.9 billion related to derivative financial instruments and £1.8 billion to credit default swaps. Egg also had significant credit exposure in asset-backed security products which totalled approximately £403 million at 31 December 2006. With regard to loans and advances to customers, Egg had significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitisation

Egg entered into securities lending arrangements, including repurchase agreements and over-the-counter derivative transactions, as part of normal operating activities. Assets were pledged as collateral to support these activities. Collateral in respect of repurchase agreements was £nil at 31 December 2006. Collateral in respect of over-the-counter derivative transactions was £29.3 million at 31 December 2006. See note G4 where amounts relating to Egg have been included in the disclosure of these transactions on a Group basis.

Egg issued debt securities in order to finance certain portfolios of loans and investment assets. These obligations were secured on Egg’s assets. The securitised assets and the related liabilities were presented gross within the relevant headings in the balance sheet under the ‘gross presentation’ method.

For further information on Egg’s securitisation of credit card receivables, see note G4.

J8: Capital position

At 31 December 2006 Egg had a capital surplus of £210 million over required regulatory capital levels.

Financial J statements

Balance sheet of the parent company

31 December 2007

Notes 2007 £m 2006 £m

Fixed assets

Investments:

Shares in subsidiary undertakings 4 7,151 6,085

Loans to subsidiary undertakings 4 2,809 2,841

9,960 8,926

Current assets

Debtors:

Derivative assets 7 10 17

Amounts owed by subsidiary undertakings 3,291 2,057

Other debtors 25 42

Cash at bank and in hand 178 255

3,504 2,371

Less liabilities: amounts falling due within one year

Commercial paper 6 (2,422) (2,017)

Other borrowings 6 (48) (5)

Derivative liabilities 7 (144) (100)

Amounts owed to subsidiary undertakings (2,455) (667)

Tax payable (332) (290)

Sundry creditors (6) (26)

Accruals and deferred income (44) (42)

(5,451) (3,147)

Net current liabilities (1,947) (776)

Total assets less current liabilities 8,013 8,150

Less liabilities: amounts falling due after more than one year

Subordinated liabilities 6 (1,566) (1,533)

Debenture loans 6 (797) (797)

Other borrowings 6 (7) (10)

Amounts owed to subsidiary undertakings (2,643) (2,532)

(5,013) (4,872)

Total net assets (excluding pension) 3,000 3,278

Pension asset (net of related deferred tax) 8 117 34

Total net assets (including pension) 3,117 3,312

Capital and reserves

Share capital 9 123 122

Share premium 9 1,828 1,822

Profit and loss account 10 1,166 1,368

Shareholders’ funds 10 3,117 3,312

The financial statements of the parent company on pages 290 to 299 were approved by the Board of directors on 13 March 2008.

Sir David Clementi

Chairman

Mark Tucker

Group Chief Executive

Philip Broadley

Group Finance Director

290 Prudential plc Annual Report 2007

Notes on the parent company financial statements

1 Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, M&G Investment Management Limited and, prior to disposal, Egg Banking plc. On 29 January 2007 the Company announced that it had entered into a binding agreement to sell its Egg banking business to Citi, as described in note 4. On 1 May 2007, the Company completed the sale. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia, the Group’s main operations are in Hong Kong, Malaysia, Singapore and Taiwan.

The Company is responsible for the financing of each of its subsidiaries.

2 Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).

The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company is also exempt under the terms of FRS 8 from disclosing related party transactions with entities that are part of the Group or investees of the Group.

FRS 29, ‘Financial Instruments: Disclosures’ which replaces the disclosure requirements of FRS 25, ‘Financial Instruments: Disclosure and Presentation’ became effective in 2007. Similar to the treatment adopted for FRS 25, the Company has taken advantage of the exemption within FRS 29, from the requirements of this standard on the basis that the Company is included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, ‘Financial Instruments: Disclosures’, which is equivalent to FRS 29.

An amendment to FRS 26, ‘Financial Instruments: Recognition and Measurement’ which brings recognition and derecognition requirements of IAS 39, ‘Financial Instruments: Recognition and Measurement’ into FRS 26 became effective in 2007. The amendment applies only to financial assets and liabilities. The relevant requirements of FRS 5, ‘Reporting the Substance of Transactions’ continue to apply to the recognition and derecognition of non-financial assets. The adoption of this amendment to FRS 26 did not have an impact on the balance sheet or profit and loss account of the Company.

3 Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives

Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The Company’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Under FRS 26, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity.

Financial

Parent company statements

Notes on the parent company financial statements

continued

3 Significant accounting policies continued

Dividends

Dividends are recognised in the period in which they are declared. Dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event.

Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s largest pension scheme, the Prudential Staff Pension Scheme (PSPS). Further details are disclosed in note 8. The Company applies the requirements of FRS 17 (as amended in December 2006) to its portion of PSPS surplus or deficit.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses.

292 Prudential plc Annual Report 2007

4 Investments of the Company

2007 £m

Shares in subsidiary undertakings Loans to subsidiary undertakings

At beginning of year 6,085 2,841

Transfer from a subsidiary undertaking 1,754 –

Additional investment in subsidiary undertakings 38 –

Disposal of Egg Banking plc (575) –

Transfer to a subsidiary undertaking(151) 151

Net repayment of loans – (183)

At end of year 7,151 2,809

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was £575 million cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion, and the carrying value of the Company’s investment at 31 December 2006 was reduced to £575 million. On 1 May 2007, the Company completed the sale.

5 Subsidiary undertakings

The principal subsidiary undertakings of the Company at 31 December 2007, all wholly owned except PCA Life Assurance Company Limited, were:

Main activity Country of incorporation

The Prudential Assurance Company Limited Insurance England and Wales Prudential Annuities Limited* Insurance England and Wales Prudential Retirement Income Limited (PRIL)* Insurance Scotland M&G Investment Management Limited* Investment management England and Wales Jackson National Life Insurance Company* Insurance US Prudential Assurance Company Singapore (Pte) Limited* Insurance Singapore PCA Life Assurance Company Limited* (99% owned) Insurance Taiwan

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

Financial

Parent company statements

# Notes on the parent company financial statements
continued

## 6 Borrowings

| | Core structural borrowings | | Other borrowings | | Total | |
|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Core structural borrowings: | | | | | | |
| £249m 5.5% Bonds 2009 | 248 | 248 | – | – | 248 | 248 |
| €500m 5.75% Subordinated Notes 2021[note i] | 365 | 335 | – | – | 365 | 335 |
| £300m 6.875% Bonds 2023 | 300 | 300 | – | – | 300 | 300 |
| €20m Medium-Term Subordinated Notes 2023[note ii] | 15 | 13 | – | – | 15 | 13 |
| £250m 5.875% Bonds 2029 | 249 | 249 | – | – | 249 | 249 |
| £435m 6.125% Subordinated Notes 2031 | 427 | 427 | – | – | 427 | 427 |
| US$1,000m 6.5% Perpetual Subordinated Capital Securities[note iii] | 485 | 484 | – | – | 485 | 484 |
| US$250m 6.75% Perpetual Subordinated Capital Securities[note iv] | 124 | 125 | – | – | 124 | 125 |
| US$300m 6.5% Perpetual Subordinated Capital Securities[notes iv,v,vi] | 150 | 149 | – | – | 150 | 149 |
| Total core structural borrowings | 2,363 | 2,330 | – | – | 2,363 | 2,330 |
| Other borrowings:[vii] | | | | | | |
| Commercial paper | – | – | 2,422 | 2,017 | 2,422 | 2,017 |
| Floating Rate Notes 2007 | – | – | – | 5 | – | 5 |
| Medium-Term Notes 2008 | – | – | 48 | – | 48 | – |
| Medium-Term Notes 2010 | – | – | 7 | 10 | 7 | 10 |
| Total borrowings | 2,363 | 2,330 | 2,477 | 2,032 | 4,840 | 4,362 |
| Borrowings are repayable as follows: | | | | | | |
| Within 1 year or on demand | – | – | 2,470 | 2,022 | 2,470 | 2,022 |
| Between 1 and 5 years | 248 | 248 | 7 | 10 | 255 | 258 |
| After 5 years | 2,115 | 2,082 | – | – | 2,115 | 2,082 |
| | 2,363 | 2,330 | 2,477 | 2,032 | 4,840 | 4,362 |
| Recorded in the balance sheet as: | | | | | | |
| Subordinated liabilities[note viii] | 1,566 | 1,533 | | | | |
| Debenture loans | 797 | 797 | | | | |
| | 2,363 | 2,330 | | | | |

**Notes**

i The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

ii The €20 million Medium-Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

iii Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

iv The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

v Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

vi In 2006, hedge accounting under FRS 26 was applied for the US$300 million borrowings at the Group consolidated level only. For 2007 onwards, hedge accounting is also applied at the Company level.

vii These borrowings support a short-term fixed income securities programme.

viii The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the Company.

294 Prudential plc Annual Report 2007

## 7 Derivative financial instruments

The table below analyses the fair value of derivatives of the Company at 31 December:

| | 2007 £m | | 2006 £m | |
|---|---|---|---|---|
| | Fair value assets | Fair value liabilities | Fair value assets | Fair value liabilities |
| Derivative financial instruments held to manage interest rate and currency profile: | | | | |
| Interest rate swaps | 8 | 17 | 12 | 27 |
| Cross-currency swaps | 2 | 1 | 5 | 2 |
| Inflation-linked swap | – | 82 | – | 67 |
| Forward foreign currency contracts | – | 44 | – | 4 |
| Total | 10 | 144 | 17 | 100 |

The change in fair value of the derivative financial instruments of the Company was a gain before tax of £13 million (2006: £131 million).

The Company has a US$1,000 million fair value hedge in place which hedges the interest exposure on the US$1,000 million 6.5 per cent perpetual subordinated capital securities. In addition, in 2007 the Company designated a US$300 million fair value hedge which hedges the interest exposure on the US$300 million 6.5 per cent perpetual subordinated capital securities.

The derivative financial instruments were valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

## 8 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (PSPS) which is primarily a closed defined benefit scheme. At 31 December 2007, on the FRS 17, 'Retirement Benefits' basis of valuation, PSPS accounted for 87 per cent (2006: 88 per cent) of the liabilities of the Group's defined benefit schemes.

For the purpose of preparing consolidated financial statements, the Group applies IFRS basis accounting including IAS 19, 'Employee Benefits'. However, the individual accounts of the Company continue to follow UK GAAP. In 2006, the Company early adopted the amendment to FRS 17 issued in December 2006 which aligned the FRS 17 disclosures with IAS 19.

At 31 December 2005, the allocation of surpluses and deficits attaching to PSPS between the Company and the unallocated surplus of the Prudential Assurance Company's (PAC) with-profits funds was apportioned in the ratio 30/70 between the Company and the PAC with-profits fund following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2007. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 using the projected unit method. This valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

The valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme from 2006 onwards. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period are being made. Based on this valuation, total contributions to the scheme for deficit funding and employer contributions for ongoing service for current employees were expected to be of the order of £70 to 75 million per annum over a 10-year period. In 2007, total contributions for the year, including expenses and augmentations, were £82 million (2006: £137 million). The 2006 amount reflected the increased level of contributions for ongoing service and deficit funding backdated to 6 April 2005.

Parent company
Financial statements

295

Notes on the parent company financial statements
continued

**8 Pension scheme financial position** continued

Using external actuarial advice provided by the professionally qualified actuaries, Watson Wyatt Partners, for the valuation of PSPS, the most recent full valuations have been updated to 31 December 2007 applying the principles prescribed by FRS 17.

The key assumptions adopted were:

| | 2007 % | 2006 % |
|---|---|---|
| Price inflation | 3.3 | 3.0 |
| Rate of increase in salaries | 5.3 | 5.0 |
| Rate of increase in pension payments for inflation: | | |
| Guaranteed (maximum 5%) | 3.3 | 3.0 |
| Guaranteed (maximum 2.5%) | 2.5 | 2.5 |
| Discretionary | 2.5 | 2.5 |
| Rate used to discount scheme liabilities | 5.9 | 5.2 |

Long-term expected rate of return

| | Prospectively for 2008 % | 2007 % | 2006 % |
|---|---|---|---|
| Equities | 7.5 | 7.5 | 7.1 |
| Bonds | 5.5 | 4.9 | 4.5 |
| Properties | 6.75 | 6.8 | 6.4 |
| Other assets | 5.5 | 5.0 | 4.5 |
| Weighted average long-term expected rate of return | 6.2 | 5.9 | 6.1 |

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets.

Further details on the PSPS scheme, including mortality assumptions, are shown in note I1 'Staff and Pension Plans' of the notes on the financial statements of the Group.

The assets and liabilities of PSPS were:

| | 31 Dec 2007 | | 31 Dec 2006 | | 31 Dec 2005 | |
|---|---|---|---|---|---|---|
| | Value £m | % | Value £m | % | Value £m | % |
| Equities | 1,278 | 26.1 | 1,346 | 28.3 | 2,293 | 52.1 |
| Bonds | 1,134 | 23.2 | 2,077 | 43.8 | 1,490 | 33.9 |
| Properties | 545 | 11.2 | 580 | 12.2 | 539 | 12.3 |
| Other assets | 1,932 | 39.5 | 745 | 15.7 | 75 | 1.7 |
| Total value of assets | 4,889 | 100.0 | 4,748 | 100.0 | 4,397 | 100.0 |
| Present value of scheme liabilities | 4,361 | | 4,607 | | 4,776 | |
| Surplus (deficit) in the scheme | 528 | | 141 | | (379) | |
| Allocated as: | | | | | | |
| Attributable to the PAC with-profits fund | 365 | | 93 | | (265) | |
| Attributable to the Company | 163 | | 48 | | (114) | |
| | 528 | | 141 | | (379) | |
| After deducting deferred tax, the amounts reflected in the balance sheet of the Company are: | 117 | | 34 | | (80) | |

296 Prudential plc Annual Report 2007

8 Pension scheme financial position continued

The change in the present value of the scheme liabilities and the change in the fair value of the assets is as follows:

2007 £m 2006 £m

Present value of scheme liabilities, beginning of year 4,607 4,776

Service costs 39 47

Interest 234 226

Employee contributions 2 1

Actuarial gains (314) (249)

Benefit payments (207) (194)

Present value of scheme liabilities, end of year 4,361 4,607

2007 £m 2006 £m

Fair value of scheme assets, beginning of year 4,748 4,397

Expected return on scheme assets 276 266

Employee contributions 2 1

Employer contributions* 82 137

Actuarial (losses) gains (12) 141

Benefit payments (207) (194)

Fair value of scheme assets, end of year 4,889 4,748

*The contributions include deficit funding and ongoing contributions.

Pension credit (charge) and actuarial gains (losses) of PSPS

2007 £m 2006 £m

Pension credit (charge)

Operating charge:

Service costs (39) (47)

Finance income (expense):

Interest on scheme liabilities (234)(226)

Expected return on scheme assets 276 266

42 40

Total pension credit (charge) 3(7)

Less: amount attributable to the PAC with-profits fund (15) (6)

Pension charge attributable to the Company (12) (13)

Financial

Parent company statements

# Notes on the parent company financial statements
continued

## 8 Pension scheme financial position continued

| | 2007 £m | 2006 £m | 2005 £m | 2004 £m |
|---|---|---|---|---|
| Actuarial gains (losses): | | | | |
| Actual less expected return on scheme assets (0% (2006: 3%) (2005: 11%) (2004: 3%) of assets) | (12) | 141 | 500 | 104 |
| Experience (losses) gains on scheme liabilities (0% (2006: 0%) (2005: 0%) (2004: 1%) of liabilities) | (10) | 17 | – | (25) |
| Changes in assumptions underlying the present value of scheme liabilities | 324 | 232 | (405) | (128) |
| Total actuarial gains (7% (2006: 8%) (2005: 2%) (2004: (1)%) of the present value of the scheme liabilities) | 302 | 390 | 95 | (49) |
| Less: amount attributable to PAC with-profits fund | (211) | (272) | (66) | 39 |
| | 91 | 118 | 29 | (10) |
| Less: additional losses on change of estimate of allocation of opening PSPS deficit between the Company and the PAC with-profits fund | – | – | (59) | – |
| Actuarial gains (losses) attributable to the Company | 91 | 118 | (30) | (10) |

The total actual return on scheme assets for PSPS was £264 million (2006: £407 million).

The actuarial gains before tax of £91 million (2006: £118 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2007 amount to £234 million (2006: £143 million).

The additional loss of £59 million in 2005 reflected the changed estimate of allocation in the deficit of PSPS from a ratio of 20/80 between the Company and the PAC with-profits fund prior to 2005 to a ratio of 30/70 from 2005 onwards.

Total employer contributions expected to be paid into the PSPS defined benefit scheme for the year ending 31 December 2008 amount to £75 million.

## 9 Share capital and share premium

The authorised share capital of the Company at both 31 December 2007 and 31 December 2006 was £220 million (divided into 4,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and €20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

| | 2007 | | |
|---|---|---|---|
| Issued shares of 5 pence each fully paid | Number of shares | Share capital £m | Share premium £m |
| At beginning of year | 2,444,312,425 | 122 | 1,822 |
| Shares issued under share option schemes | 803,818 | – | 6 |
| Shares issued in lieu of cash dividends | 24,900,997 | 1 | 175 |
| Transfer to retained profit in respect of shares issued in lieu of cash dividends | – | – | (175) |
| At end of year | 2,470,017,240 | 123 | 1,828 |

At 31 December 2007, there were options subsisting under share option schemes to subscribe for 9,017,442 (2006: 10,722,274) shares at prices ranging from 266 pence to 695 pence (2006: 266 pence to 715 pence) and exercisable by the year 2014 (2006: 2013). In addition, there were 2,037,220 (2006: 4,113,481) conditional options outstanding under the Restricted Share Plan exercisable at nil cost within a 10-year period. No further options will be issued under the Restricted Share Plan which has been replaced by the Group Performance Share Plan. There were 3,485,617 (2006: 1,623,637) conditional options outstanding under the Group Performance Share Plan exercisable at nil cost within a 10-year period. Further information on the Group's employee share options is given in note I2 'Share-based payments' of the notes on the financial statements of the Group.

298 Prudential plc Annual Report 2007

Parent company statements

Financial

10 Profit of the Company and reconciliation of movement in shareholders’ funds

The loss after tax of the Company for the year was £17 million (2006: profit of £834 million). After dividends of £426 million (2006: £398 million), actuarial gains net of tax in respect of the pension scheme of £66 million (2006: £83 million) and a transfer from the share premium account of £175 million (2006: £75 million) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2007 amounted to £1,166 million (2006: £1,368 million).

A reconciliation of the movement in shareholders’ funds of the Company for the years ended 31 December 2007 and 2006 is given below:

2007 £m 2006 £m

(Loss) profit for the year (17) 834 Dividends (426) (398)

(443) 436 Actuarial gains recognised in respect of the pension scheme net of related tax (note 8) 66 83 New share capital subscribed (note 9) 182 336 Net movement in shareholders’ funds (195) 855 Shareholders’ funds at beginning of year 3,312 2,457 Shareholders’ funds at end of year 3,117 3,312

11 Other information a Information on directors’ remuneration is given in the directors’ remuneration report section of this Annual Report and note I3 ‘Key management remuneration’ of the notes on the financial statements of the Group. b Information on transactions of the directors with the Group is given in note I5 ‘Related party transactions’ of the notes on the financial statements of the Group. c The Company employs no staff. d Fees payable to the Company’s auditor for the audit of the Company’s annual accounts were £0.1 million (2006: £0.1 million).

In addition, the Company paid fees for other services of £0.2 million (2006: £0.6 million), which were wholly for services relating to corporate finance transactions. e In certain instances the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

12 Post balance sheet events

A final dividend of 12.30 pence per share was proposed by the directors on 13 March 2008. Subject to shareholders’ approval, the dividend will be paid on 20 May 2008 to shareholders on the register at the close of business on 11 April 2008. The dividend will absorb an estimated £304 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders. There have been no other significant events affecting the Company since the balance sheet date.

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing the Group and parent company financial statements, the directors are required to:

— Select suitable accounting policies and then apply them consistently; — make judgements and estimates that are reasonable and prudent; — for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU; — for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and — prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

300 Prudential plc Annual Report 2007

Directors’ responsibilities/ Financial Auditor’s report statements

Independent auditor’s report to the members of Prudential plc

We have audited the Group and parent company financial statements (the financial statements) of Prudential plc for the year ended 31 December 2007 which comprise the consolidated Group income statement, the consolidated Group and parent company balance sheets, the consolidated Group cash flow statement, the consolidated Group statement of change in shareholders’ equity and the related notes on pages 127 to 299. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report on pages 102 to 123 that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements and the directors’ remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities on page 300. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the International Auditing Standards Regulation (IAS Regulation). We also report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements. In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

Opinion

In our opinion:

— The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended; — the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; — the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 31 December 2007; — the parent company financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and — the information given in the directors’ report is consistent with the financial statements.

KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants Registered Auditor London 13 March 2008

# European Embedded Value (EEV) basis supplementary information
## Year ended 31 December 2007

**Operating profit from continuing operations based on longer-term investment returns***
Results analysis by business area

| | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| **Asian operations** | | | |
| New business | 5(b) | 653 | 514 |
| Business in force | 6 | 393 | 315 |
| Long-term business | | 1,046 | 829 |
| Asset management | | 72 | 50 |
| Development expenses | | (15) | (15) |
| Total | | 1,103 | 864 |
| **US operations** | | | |
| New business | 5(b) | 285 | 259 |
| Business in force | 6 | 342 | 449 |
| Long-term business | | 627 | 708 |
| Broker-dealer and asset management | | 13 | 18 |
| Curian | | (5) | (8) |
| Total | | 635 | 718 |
| **UK operations** | | | |
| New business | 5(b) | 277 | 266 |
| Business in force | 6 | 582 | 420 |
| Long-term business | | 859 | 686 |
| M&G | | 254 | 204 |
| Total | | 1,113 | 890 |
| **Other income and expenditure** | | | |
| Investment return and other income | 7 | 45 | 8 |
| Interest payable on core structural borrowings | | (168) | (177) |
| Corporate expenditure: | | | |
| Group Head Office (GHO) | | (117) | (83) |
| Asia Regional Head Office | | (38) | (36) |
| Charge for share-based payments for Prudential schemes | | (11) | (10) |
| Total | | (289) | (298) |
| Restructuring costs | 8 | (20) | (41) |
| **Operating profit from continuing operations based on longer-term investment returns** | | 2,542 | 2,133 |
| Analysed as profits (losses) from: | | | |
| New business | 5(b) | 1,215 | 1,039 |
| Business in force | 6 | 1,317 | 1,184 |
| Long-term business | | 2,532 | 2,223 |
| Asset management | | 334 | 264 |
| Other results | | (324) | (354) |
| Total | | 2,542 | 2,133 |

* EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.

The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg. Accordingly, the presentation of the comparative results for 2006 has been adjusted from those previously published.

302 **Prudential plc** Annual Report 2007

## Summarised consolidated income statement – EEV basis
Year ended 31 December 2007

| | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| **Operating profit from continuing operations based on longer-term investment returns** | | | |
| Asian operations | | 1,103 | 864 |
| US operations | | 635 | 718 |
| UK operations: | | | |
| UK insurance operations | | 859 | 686 |
| M&G | | 254 | 204 |
| | | 1,113 | 890 |
| Other income and expenditure | | (289) | (298) |
| Restructuring costs | 8 | (20) | (41) |
| **Operating profit from continuing operations based on longer-term investment returns** | | 2,542 | 2,133 |
| Short-term fluctuations in investment returns | 9 | 174 | 738 |
| Mark to market value movements on core borrowings | 10 | 223 | 85 |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes | 11 | 116 | 207 |
| Effect of changes in economic assumptions and time value of cost of options and guarantees | 12 | 748 | 59 |
| **Profit from continuing operations before tax (including actual investment returns)** | | 3,803 | 3,222 |
| Tax attributable to shareholders' profit | 13 | (961) | (904) |
| Profit from continuing operations for the year after tax before minority interests | | 2,842 | 2,318 |
| Discontinued operations (net of tax) | 1 | 241 | (105) |
| Profit for the year | | 3,083 | 2,213 |
| Attributable to: | | | |
| Equity holders of the Company | | 3,062 | 2,212 |
| Minority interests | | 21 | 1 |
| Profit for the year | | 3,083 | 2,213 |

## Earnings per share – EEV basis
Year ended 31 December 2007

| | Note | 2007 | 2006 |
|---|---|---|---|
| **Continuing operations** | | | |
| From operating profit based on longer-term investment returns, after related tax and minority interests of £1,831m (2006: £1,498m) | 14 | 74.9p | 62.1p |
| Based on profit from continuing operations after tax and minority interests of £2,821m (2006: £2,315m) | 14 | 115.3p | 96.0p |
| **Discontinued operations** | | | |
| Based on profit (loss) from discontinued operations after tax and minority interests | | 9.9p | (4.3)p |
| Total – based on profit for the year after minority interests of £3,062m (2006: £2,212m) | | 125.2p | 91.7p |
| Average number of shares (millions) | | 2,445 | 2,413 |

## Dividends per share
Year ended 31 December 2007

| | 2007 | 2006 |
|---|---|---|
| Dividends relating to the reporting period: | | |
| Interim dividend (2007 and 2006) | 5.70p | 5.42p |
| Final dividend (2007 and 2006) | 12.30p | 11.72p |
| Total | 18.00p | 17.14p |
| Dividends declared and paid in the reporting period: | | |
| Current year interim dividend | 5.70p | 5.42p |
| Final dividend for prior year | 11.72p | 11.02p |
| Total | 17.42p | 16.44p |

EEV
Financial statements

303

# European Embedded Value (EEV) basis supplementary information
continued

**Movement in shareholders' equity (excluding minority interests) – EEV basis**
**Year ended 31 December 2007**

| | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| Profit for the year attributable to equity shareholders | | 3,062 | 2,212 |
| Items taken directly to equity: | | | |
| Exchange movements | 4(h) | 64 | (359) |
| Unrealised valuation movements on Egg securities classified as available-for-sale | | (2) | (2) |
| Movement on cash flow hedges | | (3) | 7 |
| Related tax | | 3 | (74) |
| Dividends | | (426) | (399) |
| Acquisition of Egg minority interests | | – | (167) |
| New share capital subscribed | | 182 | 336 |
| Reserve movements in respect of share-based payments | | 18 | 15 |
| Treasury shares: | | | |
| Movement in own shares in respect of share-based payment plans | | 7 | 6 |
| Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS | | 4 | 0 |
| Mark to market value movements on Jackson assets backing surplus and required capital* | | (13) | 7 |
| Net increase in shareholders' equity | 16 | 2,896 | 1,582 |
| Shareholders' equity at beginning of year (excluding minority interests) | | 11,883 | 10,301 |
| **Shareholders' equity at end of year (excluding minority interests)** | 15,16 | **14,779** | **11,883** |
| Comprising: | | | |
| Asian operations: | | | |
| Net assets | | 3,837 | 2,637 |
| Acquired goodwill | | 172 | 172 |
| | | 4,009 | 2,809 |
| US operations | | 3,686 | 3,360 |
| UK operations: | | | |
| Long-term business | | 6,497 | 5,813 |
| M&G: | | | |
| Net assets | | 271 | 230 |
| Acquired goodwill | | 1,153 | 1,153 |
| Egg | | – | 292 |
| | | 7,921 | 7,488 |
| Other operations: | | | |
| Holding company net borrowings at market value | | (873) | (1,542) |
| Other net assets (liabilities) | | 36 | (232) |
| **Shareholders' equity at end of year (excluding minority interests)** | 15,16 | **14,779** | **11,883** |
| **Net asset value per share (in pence)** | | | |
| Based on EEV basis shareholders' equity of £14,779m (2006: £11,883m) | | 598p | 486p |
| Number of issued shares at year end (millions) | | 2,470 | 2,444 |

* The mark to market value movements on Jackson assets backing surplus and required capital for 2006 represents the cumulative adjustment as at 31 December 2006.

304 Prudential plc Annual Report 2007

Summarised consolidated balance sheet – EEV basis

31 December 2007

Note 2007 £m 2006 £m

Total assets less liabilities, excluding insurance funds 195,987 183,130 Less insurance funds:* Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds (189,786) (177,642) Less shareholders’ accrued interest in the long-term business 8,578 6,395

(181,208) (171,247) Total net assets 16 14,779 11,883 Share capital 123 122 Share premium 1,828 1,822 IFRS basis shareholders’ reserves 4,250 3,544 Total IFRS basis shareholders’ equity 6,201 5,488 Additional EEV basis retained profit 8,578 6,395

Shareholders’ equity (excluding minority interests) 16 14,779 11,883

*Including liabilities in respect of insurance products classified as investment products under IFRS 4.

The supplementary information on pages 302 to 332 was approved by the Board of directors on 13 March 2008.

Sir David Clementi

Sir David Clementi

Chairman

Mark Tucker

Mark Tucker

Group Chief Executive

Philip Broadley

Philip Broadley

Group Finance Director

Financial EEV statements

Notes on the EEV basis supplementary information

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for ‘covered business’ as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations. These other operations include the results of discontinued banking operations, following the sale of Egg on 1 May 2007.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary, took place as explained in note 5a. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from long-term business of the Group that is not ‘covered’ to business that is ‘covered’ with consequential effect on the EEV basis results.

As regards the Group’s defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension Scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The surplus and deficit amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS basis surplus or deficit, the shareholders’ 10 per cent share of the PAC with-profits fund’s interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

2 Methodology

a Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

— present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital; — locked-in (encumbered) capital; and — shareholders’ net worth in excess of encumbered capital.

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in notes 4 and 6) no smoothing of market or account balance values, unrealised gains or investment returns is applied in determining the embedded value or the profit before tax.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

306 Prudential plc Annual Report 2007

2 Methodology continued

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where capital is held within a with-profits long-term fund, the value placed on surplus assets in this fund is already discounted to reflect their release over time and no further adjustment is necessary in respect of encumbered capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.

Financial options and guarantees

Nature of options and guarantees in Prudential’s long-term business Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group’s Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception by reference to minimum returns established by local regulation. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.

US operations (Jackson)

The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2006: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2007, 80 per cent (2006: 70 per cent) of the fund relates to policies with guarantees of three per cent or less. The average guarantee rate is 3.1 per cent (2006: 3.2 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts.

These guarantees generally protect the policyholder’s value in the event of poor equity market performance.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £45 million (2006: £47 million) at 31 December 2007 to honour guarantees on a small amount of guaranteed annuity option products.

Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

The Group’s main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £563 million (2006: £561 million) was held in SAIF at 31 December 2007 to honour the guarantees.

Financial EEV statements

Notes on the EEV basis supplementary information

continued

2 Methodology continued

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.

b Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements.

— Asian operations: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Insurance Groups Directive (IGD).

— US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement.

— UK insurance operations: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements.

c Risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the expected volatility associated with the cash flows in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

As Prudential’s UK shareholder-backed annuity business is predominantly backed by fixed interest securities, the beta methodology described above is not appropriate. We have therefore used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected cash flows.

In the annuity MCEV calculations, the future cash flows were discounted using the gilt yield curve plus 84 basis points for fixed annuities and 24 basis points for inflation-linked annuities (2006: gilt yield curve plus 34 basis points for both products). The 84 basis points and 24 basis points for 2007 were based on our assessment of the liquidity premium available in the yield on the assets backing the annuity liabilities.

Allowance for risk

The risk allowance in the risk discount rate is determined as follows:

Market risk

Under the Capital Asset Pricing Methodology (CAPM) the discount rate is determined as: Discount rate = risk-free rate + (beta x equity risk premium)

Under CAPM, the beta of a portfolio or product measures its relative market risk.

The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows.

They are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

308 Prudential plc Annual Report 2007

2 Methodology continued

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Diversifiable non-market risks

No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.

Non-diversifiable, non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used.

Except for UK shareholder-backed annuity business, a constant margin of 50 basis points (2006: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For UK shareholder-backed annuity business, a margin of 100 basis points was used (2006: 100 basis points).

d Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

— investment allocation decisions;

— levels of reversionary bonuses and credited rates; and — total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

e With-profits business and the treatment of the estate

For the PAC with-profits fund, the shareholders’ interest in the estate is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

f Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan.

Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19. The surpluses or deficits represent the difference between the market value of the schemes’ assets and the discounted value of projected future benefit payments to retired members and deferred pensioners and, to the extent of service to date, current employed members.

For PSPS the surplus or deficit at the reporting date is allocated between the PAC with-profits fund and shareholder-backed operations by reference to the activities of the members of the scheme during their period of service. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the with-profits fund and shareholder-backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 for the purposes of determining the allocation of the movement in that position up to 31 December 2007. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

Under the EEV basis the IAS 19 basis surplus or deficit is initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surplus or deficit attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on defined benefit schemes are reflected as part of ‘Other operations’, as shown in note 15.

Separately, the projected cash flows of in-force covered business include contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

Financial EEV statements

# Notes on the EEV basis supplementary information
continued

## 2 Methodology continued

### g Debt capital
Core structural debt liabilities are carried at market value.

## 3 Assumptions

### a Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

### b Principal economic assumptions
#### Deterministic
In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 6.0 per cent (2006: 3.0 per cent to 5.8 per cent). In the US and the UK, the equity risk premium is 4.0 per cent above risk-free rates for both 2007 and 2006. Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

| | 31 Dec 2007 % | | | | | | 31 Dec 2006 % | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Asian operations** | China | Hong Kong notes iii,iv,v | India | Indonesia | Japan | Korea | China | Hong Kong notes iii,iv,v | India | Indonesia | Japan | Korea |
| Risk discount rate: | | | | | | | | | | | | |
| New business | 11.75 | 5.7 | 15.75 | 16.75 | 5.1 | 9.7 | 12.0 | 6.6 | 16.5 | 17.5 | 5.3 | 9.5 |
| In force | 11.75 | 6.0 | 15.75 | 16.75 | 5.1 | 9.7 | 12.0 | 6.8 | 16.5 | 17.5 | 5.3 | 9.5 |
| Expected long-term rate of inflation | 4.0 | 2.25 | 5.0 | 6.0 | 0.0 | 2.75 | 4.0 | 2.25 | 5.5 | 6.5 | 0.0 | 2.75 |
| Government bond yield | 8.25 | 4.1 | 9.25 | 10.25 | 2.0 | 5.8 | 9.0 | 4.7 | 10.5 | 11.5 | 2.1 | 5.0 |

| | 31 Dec 2007 % | | | | | | 31 Dec 2006 % | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Malaysia notes iv,v | Philippines | Singapore notes iv,v | Taiwan notes ii,v | Thailand | Vietnam | Malaysia notes iv,v | Philippines | Singapore notes iv,v | Taiwan notes ii,v | Thailand | Vietnam |
| Risk discount rate: | | | | | | | | | | | | |
| New business | 9.3 | 15.75 | 6.4 | 9.1 | 13.0 | 16.75 | 9.5 | 16.5 | 6.9 | 8.8 | 13.75 | 16.5 |
| In force | 9.1 | 15.75 | 6.8 | 9.8 | 13.0 | 16.75 | 9.2 | 16.5 | 6.9 | 9.3 | 13.75 | 16.5 |
| Expected long-term rate of inflation | 2.75 | 5.0 | 1.75 | 2.25 | 3.0 | 6.0 | 3.0 | 5.5 | 1.75 | 2.25 | 3.75 | 5.5 |
| Government bond yield | 6.5 | 9.25 | 4.25 | 5.5 | 6.75 | 10.25 | 7.0 | 10.5 | 4.5 | 5.5 | 7.75 | 10.5 |

310 Prudential plc Annual Report 2007

## 3 Assumptions continued

| | 31 Dec 2007 % Asia total | 31 Dec 2006 % Asia total |
|---|---|---|
| Weighted risk discount rate:note i | | |
| New business | 9.5 | 9.8 |
| In force | 8.7 | 8.8 |

**Notes**

i The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

ii For traditional business in Taiwan, the economic scenarios used to calculate the 2007 and 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

The projections assume that in the average scenario, the current bond yields at 31 December 2007 of around 2.5 per cent (2006: around 2 per cent) trend towards 5.5 per cent at 31 December 2013.

In projecting forward the Fund Earned Rate, allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields, give rise to an average assumed Fund Earned Rate that trends from 0.5 per cent for 2007 to 6.4 per cent for 2014. The assumed Fund Earned Rate increases to 2.5 per cent in 2008 and then increases to 3.3 per cent by 2013. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 6.4 per cent. This projection compares with that applied for the 2006 results of a grading from an assumed rate of 2.1 per cent for 2006 to 5.7 per cent for 2014.

Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cash flows.

iii The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

iv The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

| | 31 Dec 2007 % | 31 Dec 2006 % |
|---|---|---|
| Hong Kong | 8.1 | 8.7 |
| Malaysia | 12.5 | 12.8 |
| Singapore | 9.3 | 9.3 |

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

v For 2007, cash rates rather than government bond yields were used in setting the risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business. For 2006, cash rates were used for these operations and for all Hong Kong business (i.e. including US dollar denominated business).

| US operations (Jackson) | 31 Dec 2007 % | 31 Dec 2006 % |
|---|---|---|
| Risk discount rate:* | | |
| New business | 7.0 | 7.6 |
| In force | 6.0 | 6.7 |
| Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business | 1.75 | 1.75 |
| US 10-year treasury bond rate at end of period | 4.1 | 4.8 |
| Pre-tax expected long-term nominal rate of return for US equities | 8.1 | 8.8 |
| Expected long-term rate of inflation | 2.4 | 2.5 |

* The risk discount rates at 31 December 2007 for new business and business in force for US operations reflect weighted rates based on underlying rates of 8.1 per cent for variable annuity business and 4.8 per cent for other business. The decrease in the weighted discount rates reflects the decrease in the US 10-year treasury bond rate.

EEV

Financial statements

311

# Notes on the EEV basis supplementary information
continued

### 3 Assumptions continued

| UK insurance operations | 31 Dec 2007 % | 31 Dec 2006 % |
|---|---|---|
| Risk discount rate:note i | | |
| New business | 7.3 | 7.8 |
| In force | 7.85 | 8.0 |
| Pre-tax expected long-term nominal rates of investment return: | | |
| UK equities | 8.55 | 8.6 |
| Overseas equities | 8.1 to 10.2 | 8.6 to 9.3 |
| Property | 6.8 | 7.1 |
| Gilts | 4.55 | 4.6 |
| Corporate bonds – with-profits fundsnote ii | 6.0 | 5.3 |
| – other business | 6.25 | 5.3 |
| Expected long-term rate of inflation | 3.2 | 3.1 |
| Post-tax expected long-term nominal rate of return for the PAC with-profits fund: | | |
| Pension business (where no tax applies) | 7.85 | 7.5 |
| Life business | 6.9 | 6.6 |
| Pre-tax expected long-term nominal rate of return for annuity business:note iii | | |
| Fixed annuities | 5.4 to 5.6 | 5.0 to 5.1 |
| Linked annuities | 5.0 to 5.2 | 4.8 to 5.0 |

Notes

i The risk discount rates for new business and business in force for UK insurance operations reflect weighted rates based on the type of business.

ii The assumed long-term rate for corporate bonds for 2007 for with-profits business reflects the purchase of credit default swaps.

iii The pre-tax rates of return for annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

#### Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

#### *Asian operations*

The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for both 2007 and 2006 ranges from 18 per cent to 25 per cent and the volatility of government bond yields ranges from 1.3 per cent to 2.5 per cent (2006: 1.4 per cent to 2.5 per cent).

#### *US operations (Jackson)*

— Interest rates are projected using a log-normal generator calibrated to actual market data;

— Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

— Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2007 and 2006 ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to 1.7 per cent (2006: 1.4 per cent to 2.0 per cent).

312 Prudential plc Annual Report 2007

Financial EEV statements

3 Assumptions continued

UK insurance operations

— Interest rates are projected using a two-factor model calibrated to actual market data;

— The risk premium on equity assets is assumed to follow a log-normal distribution;

— The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

— Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations. For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to both years are as follows:

% Equities: UK 18.0

Overseas 16.0 Property 15.0

c Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

d Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately.

Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business as the amounts of expenditure that relate to operating expenses are not material. Similarly, corporate expenditure for Group Head Office (GHO), to the extent not allocated to the PAC with-profits fund, is charged to the EEV basis result as incurred.

e Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL, as described in note 5a. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

f Taxation and other legislation

Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

g Asset management and service companies

The value of future profits or losses from asset management and service companies that support the Group’s covered businesses are included in the profits for new business and the in-force value of the Group’s long-term business.

4 Accounting presentation

a Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group’s continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the performance in the year of the Group’s continuing operations.

Notes on the EEV basis supplementary information

continued

4 Accounting presentation continued

b Investment return

Profit before tax

With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ funds as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held with the intent and ability to be retained for the longer term.

Separately, from 31 December 2006, fixed income securities backing the free surplus and required capital are accounted for at fair value. However, consistent with the treatment applied under IFRS for securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement.

Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purpose of calculating the longer-term investment return to be included in the operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium.

c Pension costs

Profit before tax

Movements on the shareholders’ share of surplus or deficit of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 2d and 2e, the shareholders’ share incorporates 10 per cent of the proportion of the surplus or deficit attributable to the PAC with-profits fund. The surplus or deficit is determined by applying the requirements of IAS 19.

Actuarial gains and losses

Actuarial gains and losses comprise:

— the difference between actual and expected return on the scheme assets; — experience gains and losses on scheme liabilities; and

— the impact of altered economic and other assumptions on the discounted value of scheme liabilities.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

d Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

e Results for asset management operations

The results of the Group’s asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders’ other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

314 Prudential plc Annual Report 2007

## 4 Accounting presentation continued

### f Capital held centrally for Asian operations

In adopting the EEV Principles, Prudential has decided to set encumbered capital at its internal targets for economic capital. In Asia, the economic capital target is substantially higher than the local statutory requirements in total. Accordingly, capital is held centrally for Asian operations. For the purpose of the presentation of the Group's operating results, it is assumed that the centrally held capital is lent interest free to the Asian operations. In turn, the results of the Asian operations include the return on that capital and Group shareholders' other income for EEV basis reporting is consequently reduced.

### g Taxation

The EEV profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned.

### h Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

The principal exchange rates applied are:

| Local currency: £ | Closing rate at 31 Dec 2007 | Average for 2007 | Closing rate at 31 Dec 2006 | Average for 2006 | Opening rate at 1 Jan 2006 |
|---|---|---|---|---|---|
| Hong Kong | 15.52 | 15.62 | 15.22 | 14.32 | 13.31 |
| Japan | 222.38 | 235.64 | 233.20 | 214.34 | 202.63 |
| Malaysia | 6.58 | 6.88 | 6.90 | 6.76 | 6.49 |
| Singapore | 2.87 | 3.02 | 3.00 | 2.93 | 2.85 |
| Taiwan | 64.56 | 65.75 | 63.77 | 59.95 | 56.38 |
| US | 1.99 | 2.00 | 1.96 | 1.84 | 1.72 |

The exchange movements in 2007 and 2006 recorded within the movements in shareholders' equity (and for 2007, in note 16) for long-term business and other operations comprise amounts in respect of:

| | 2007 £m | 2006 £m |
|---|---|---|
| Long-term business operations: | | |
| Asian operations | 80 | (169) |
| US operations | (53) | (432) |
| Other operations | 37 | 242 |
| Total | 64 | (359) |

EEV
Financial statements

315

Notes on the EEV basis supplementary information
continued

### 5. Premiums, operating profit and margins from new business

**a Premiums and contributions**[note i]

| | Single | | Regular | | Annual Premium and Contribution Equivalents (APE) | | Present Value of New Business Premiums (PVNBP) | |
|---|---|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| **Asian operations** | | | | | | | | |
| China[note iv] | 72 | 27 | 40 | 36 | 47 | 39 | 268 | 198 |
| Hong Kong | 501 | 355 | 117 | 103 | 167 | 139 | 1,196 | 933 |
| India (Group's 26% interest) | 26 | 20 | 177 | 105 | 180 | 107 | 728 | 411 |
| Indonesia | 118 | 31 | 109 | 71 | 121 | 74 | 494 | 269 |
| Japan | 122 | 68 | 22 | 7 | 34 | 14 | 214 | 97 |
| Korea | 179 | 103 | 241 | 208 | 259 | 218 | 1,267 | 1,130 |
| Malaysia | 41 | 4 | 78 | 72 | 82 | 72 | 472 | 418 |
| Singapore | 593 | 357 | 67 | 72 | 126 | 108 | 1,047 | 803 |
| Taiwan | 132 | 92 | 218 | 139 | 231 | 148 | 1,121 | 743 |
| Other | 36 | 15 | 55 | 36 | 59 | 37 | 200 | 130 |
| **Total Asian operations** | 1,820 | 1,072 | 1,124 | 849 | 1,306 | 956 | 7,007 | 5,132 |
| **US operations** | | | | | | | | |
| Fixed annuities | 573 | 688 | – | – | 57 | 69 | 573 | 688 |
| Fixed index annuities | 446 | 554 | – | – | 45 | 55 | 446 | 554 |
| Variable annuities | 4,554 | 3,819 | – | – | 455 | 382 | 4,554 | 3,819 |
| Life | 7 | 8 | 19 | 17 | 20 | 18 | 158 | 147 |
| Guaranteed Investment Contracts | 408 | 458 | – | – | 41 | 46 | 408 | 458 |
| GIC – Medium Term Notes | 527 | 437 | – | – | 53 | 44 | 527 | 437 |
| **Total US operations** | 6,515 | 5,964 | 19 | 17 | 671 | 614 | 6,666 | 6,103 |
| **UK insurance operations** | | | | | | | | |
| **Product summary** | | | | | | | | |
| Internal vesting annuities | 1,399 | 1,341 | – | – | 140 | 134 | 1,399 | 1,341 |
| Direct and partnership annuities | 842 | 780 | – | – | 84 | 78 | 842 | 780 |
| Intermediated annuities | 589 | 592 | – | – | 59 | 59 | 589 | 592 |
| ***Total individual annuities*** | 2,830 | 2,713 | – | – | 283 | 271 | 2,830 | 2,713 |
| Equity release | 156 | 89 | – | – | 16 | 9 | 156 | 89 |
| Individual pensions | 38 | 21 | 1 | – | 5 | 2 | 42 | 21 |
| Corporate pensions | 283 | 318 | 84 | 66 | 112 | 98 | 737 | 490 |
| Unit-linked bonds | 243 | 388 | – | – | 24 | 39 | 243 | 388 |
| With-profit bonds | 297 | 139 | – | – | 30 | 14 | 297 | 139 |
| Protection | – | 11 | 5 | 9 | 5 | 10 | 26 | 63 |
| Offshore products | 434 | 540 | 4 | – | 47 | 54 | 455 | 540 |
| ***Total retail retirement*** | 4,281 | 4,219 | 94 | 75 | 522 | 497 | 4,786 | 4,443 |
| Corporate pensions | 198 | 261 | 115 | 100 | 135 | 126 | 604 | 643 |
| Other products | 190 | 232 | 25 | 26 | 44 | 49 | 276 | 347 |
| DWP rebates | 143 | 161 | – | – | 14 | 16 | 143 | 161 |
| ***Total mature life and pensions*** | 531 | 654 | 140 | 126 | 193 | 191 | 1,023 | 1,151 |
| ***Total retail*** | 4,812 | 4,873 | 234 | 201 | 715 | 688 | 5,809 | 5,594 |
| Wholesale annuities[notes ii,iii] | 1,799 | 1,431 | – | – | 180 | 143 | 1,799 | 1,431 |
| Credit life | 21 | 687 | – | – | 2 | 69 | 21 | 687 |
| **Total UK insurance operations** | 6,632 | 6,991 | 234 | 201 | 897 | 900 | 7,629 | 7,712 |
| **Channel summary** | | | | | | | | |
| Direct and partnership | 2,385 | 2,543 | 209 | 174 | 448 | 428 | 3,288 | 3,133 |
| Intermediated | 2,284 | 2,169 | 25 | 27 | 253 | 244 | 2,378 | 2,300 |
| Wholesale[notes ii,iii] | 1,820 | 2,118 | – | – | 182 | 212 | 1,820 | 2,118 |
| ***Sub-total*** | 6,489 | 6,830 | 234 | 201 | 883 | 884 | 7,486 | 7,551 |
| DWP rebates | 143 | 161 | – | – | 14 | 16 | 143 | 161 |
| **Total UK operations** | 6,632 | 6,991 | 234 | 201 | 897 | 900 | 7,629 | 7,712 |
| **Group total** | 14,967 | 14,027 | 1,377 | 1,067 | 2,874 | 2,470 | 21,302 | 18,947 |

316 Prudential plc Annual Report 2007

## 5 Premiums, operating profit and margins from new business continued

**Notes**

i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

ii The tables above include the transfer of 62,000 with-profit annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7 billion. The transfer represented an APE of £174 million.

iii The tables for 2006 include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006, for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL) a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund and, accordingly, it is not part of covered business for EEV reporting purposes. Consistent with this treatment, and the transfer of longevity risk, requirement for capital support and entitlement to profits on this block of business from SAIF to Prudential shareholders, the transaction has been accounted for as new business for EEV basis reporting purposes.

iv Subsequent to 29 September 2007, following expiry of the previous management agreement, CITIC-Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group's life operation in China, has been accounted for as a joint venture. Prior to this date, CITIC-Prudential was consolidated as a subsidiary undertaking. The amounts in the table above include 100 per cent of the total premiums for this operation up to 29 September 2007 and 50 per cent thereafter, being the Group's share after this date.

## b Operating profit

| | 2007 £m | | | 2006 £m | | |
|---|---|---|---|---|---|---|
| | Pre-tax | Tax | Post-tax Notes 17i,ii | Pre-tax | Tax | Post-tax Note 17ii |
| Asian operations | 653 | (173) | 480 | 514 | (141) | 373 |
| US operations[note i] | 285 | (100) | 185 | 259 | (91) | 168 |
| UK insurance operations | 277 | (77) | 200 | 266 | (80) | 186 |
| Total | 1,215 | (350) | 865 | 1,039 | (312) | 727 |

**Note**

i US Operations net of tax profit:

| | 2007 | 2006 |
|---|---|---|
| Before capital charge | 197 | 182 |
| Capital charge | (12) | (14) |
| After capital charge | 185 | 168 |

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting. Included within pre-tax new business profits shown in the table above are profits arising from asset management business falling within the scope of covered business of:

| | 2007 £m | 2006 £m |
|---|---|---|
| Asian operations | 44 | 23 |
| US operations | 1 | 2 |
| UK insurance operations | 11 | 9 |
| Total | 56 | 34 |

EEV
Financial statements

317

# Notes on the EEV basis supplementary information
continued

## 5 Premiums, operating profit and margins from new business continued

### c Margins

| | 2007 £m | | | | | 2007 % | |
|---|---|---|---|---|---|---|---|
| | New business premiums | | Annual premium and contribution equivalent | Present value of new business premiums | Pre-tax new business contribution | New business margin | |
| | Single | Regular | (APE) | (PVNBP) | | (APE) | (PVNBP) |
| Asian operations | 1,820 | 1,124 | 1,306 | 7,007 | 653 | 50 | 9.3 |
| US operations | 6,515 | 19 | 671 | 6,666 | 285 | 42 | 4.3 |
| UK insurance operations | 6,632 | 234 | 897 | 7,629 | 277 | 31 | 3.6 |
| Total | 14,967 | 1,377 | 2,874 | 21,302 | 1,215 | 42 | 5.7 |

| | 2006 £m | | | | | 2006 % | |
|---|---|---|---|---|---|---|---|
| | New business premiums | | Annual premium and contribution equivalent | Present value of new business premiums | Pre-tax new business contribution | New business margin | |
| | Single | Regular | (APE) | (PVNBP) | | (APE) | (PVNBP) |
| Asian operations | 1,072 | 849 | 956 | 5,132 | 514 | 54 | 10.0 |
| US operations | 5,964 | 17 | 614 | 6,103 | 259 | 42 | 4.2 |
| UK insurance operations | 6,991 | 201 | 900 | 7,712 | 266 | 30 | 3.4 |
| Total | 14,027 | 1,067 | 2,470 | 18,947 | 1,039 | 42 | 5.5 |

| | New business margin | |
|---|---|---|
| | (APE) | (APE) |
| | 2007 % | 2006 % |
| Asian operations: | | |
| Hong Kong | 73 | 69 |
| Korea | 37 | 35 |
| Taiwan | 58 | 55 |
| India | 12 | 23 |
| China | 50 | 43 |
| Other | 61 | 72 |
| Weighted average for all Asian operations | 50 | 54 |

New business margins are shown on two bases, namely the margins by reference to the Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP).
New business contributions represent profits determined by applying the economic and non-economic assumptions as at the end of the year.
The table of new business premiums and margins above excludes SAIF DWP rebate premiums.

318 Prudential plc Annual Report 2007

## 6 Operating profit from business in force

| | 2007 £m | 2006 £m |
|---|---|---|
| **Asian operations**[note ii] | | |
| Unwind of discount and other expected returns[note i] | 340 | 254 |
| Changes in operating assumptions[note iia] | 54 | 45 |
| Experience variances and other items[note iib] | (1) | 16 |
| | 393 | 315 |
| **US operations**[note iii] | | |
| Unwind of discount and other expected returns:[note i] | | |
| On value of in-force business and required capital | 187 | 202 |
| On surplus assets | 53 | 49 |
| Spread experience variance | 99 | 118 |
| Amortisation of interest-related realised gains and losses | 37 | 45 |
| Changes in operating assumptions | (24) | (7) |
| Other[note iii] | (10) | 42 |
| | 342 | 449 |
| **UK insurance operations**[note iv] | | |
| Unwind of discount and other expected returns[note i] | 592 | 530 |
| Effect of change in the UK corporate tax rate[note iva] | 67 | – |
| Annuity business:[note ivb] | | |
| Mortality strengthening | (312) | – |
| Release of margins | 312 | – |
| | 0 | – |
| Other items[notes ivc, ivd] | (77) | (110) |
| | 582 | 420 |
| **Total** | 1,317 | 1,184 |

**Notes**

i For Asian operations and UK insurance operations, unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the year as adjusted for the effect of changes in economic and operating assumptions reflected in the current year. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the PAC with-profits fund and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed. For US operations the return on surplus assets is shown separately.

ii Asian operations

a Changes in operating assumptions

The £54 million profit from the effect of changes in operating assumptions for 2007 includes a benefit arising from reductions in corporate tax rates in China, Malaysia and Singapore. After grossing up the net of tax benefits totalling £25 million for notional tax of £7 million, the effect on the pre-tax operating result based on longer-term investment returns for Asian operations for 2007 is a credit of £32 million. Also included is a credit of £51 million for the effect of changes in expense assumptions, mainly relating to Singapore (£37 million) and Korea (£21 million) both due to increases in investment margins, a further credit of £17 million for the effect of changes in mortality and morbidity assumptions, offset by a charge of £51 million for the effect of changes in persistency assumptions mainly arising in Singapore (£29 million) as a result of changes in a number of product-related features and updated maturity assumptions and in Taiwan (£15 million) from an increase in lapse rates, reflecting recent experience.

The £45 million profit from the effect of changes in operating assumptions for 2006 for Asian operations includes £24 million in respect of higher assumed investment management margins based on current experience, a further £24 million for the net effect of altered lapse rates across a number of territories and similarly a net £20 million for changes to mortality and morbidity assumptions offset by a charge of £23 million for other items.

b Experience variances and other items

Experience variances and other items, a net charge of £1 million for 2007 (2006: credit of £16 million), include a credit of £47 million (2006: £35 million) for mortality and morbidity experience variance relating to better than expected experience across most territories and a charge of £27 million (2006: £26 million) for expense experience variances in China of £12 million (2006: £14 million) and India of £15 million (2006: £12 million). The negative expense variances in China and India are primarily a reflection of the expenses for new business being in excess of the target levels factored into the valuation of new business for these operations which are at a relatively early stage of development. On the basis of current plans, the target level for India and existing China operations are planned to be attained in 2011. Also for 2007 there is a charge of £11 million in respect of Vietnam for higher than expected investment fees payable on asset managers' performance, a credit of £4 million (2006: £18 million) in respect of the investment return on capital held centrally in respect of Taiwan and £14 million (2006: £11 million) of other charges.

EEV

Financial statements

319

# Notes on the EEV basis supplementary information
continued

## 6 Operating profit from business in force continued

**Notes continued**

iii US operations

The principal component of the £42 million credit in 2006 for other items is £31 million of favourable mortality experience variance.

iv UK insurance operations

a Effect of change in UK corporate tax rate

At 31 December 2007, a change to reduce the UK corporate tax rate from 30 per cent to 28 per cent in 2008 had been enacted in the legislative process. Accordingly, the 2007 results incorporate the effects of this change in projecting the tax cash flows attaching to in force business. Under the convention applied for EEV basis reporting, profits are generally determined on a post-tax basis and then grossed up at the prevailing corporate tax rates to derive pre-tax results. The effect of the change in the UK corporate tax rate is to give rise to a benefit to the value of business in force at 1 January 2007 of £48 million. After grossing up this amount for notional tax of £19 million, the effect on the pre-tax operating results based on longer-term investment returns for UK insurance operations for 2007 is a credit of £67 million.

b Annuity business

For UK insurance operations there is a net nil charge or credit for both the 2007 and 2006 results. However, the 2007 results for annuity business have been determined after a strengthening of explicit mortality assumptions and the release of excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.

The overall impact of the assumption changes and release of margins for 2007 is as follows:

| | | £m |
|---|---|---|
| Strengthening of mortality assumptions[note 1] | | (312) |
| Release of margins: | | |
| Projected benefit related[note 2] | 144 | |
| Investment related[note 3] | 82 | |
| Expense related[note 4] | 29 | |
| Other[note 5] | 57 | |
| | | 312 |
| | | 0 |

1 The mortality assumptions have been strengthened such that the previous future improvement assumptions of medium cohort for males and 75 per cent of medium cohort for females are now subject to a minimum level of improvement in future years.

2 The release of projected benefit related margins relates to modelling improvements that have been made during 2007 and the effect of hedging inflationary increases on certain deferred annuity business.

3 The release of investment related margins predominantly relates to £38 million in respect of default margins and £43 million for adjustments to the assumed liquidity premium. The resulting assumptions for expected defaults and liquidity premium, after allowing for the release of margins, remain appropriate given economic conditions at 31 December 2007.

4 A release of expense reserves has been made following recent expense reductions, on which the related cost of capital on the EEV basis is £29 million.

5 This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

c UK insurance operations other items represent:

| | 2007 £m | 2006 £m |
|---|---|---|
| Cost of development of new products and distribution capabilities (and costs associated with regulatory requirements for 2006) | (36) | (32) |
| Annual licence fee payments[notes 1, 3] | (13) | (14) |
| Expense overruns in respect of tariff agreement with SAIF[notes 2, 3] | (14) | (16) |
| Adjustments to the policyholder and shareholder taxes for non-participating business of the PAC long-term fund, after grossing up for notional tax | – | (26) |
| Other items[note 4] | (14) | (22) |
| | (77) | (110) |

1 The licence fee payments are made by shareholder-backed subsidiaries of UK insurance operations, via a service company, to the PAC with-profits fund for the right to use trademarks and for the goodwill associated with the purchase of the business of the Scottish Amicable Life Assurance Society in 1997. The licence fee arrangements run to 2017.

2 The charge of £14 million (2006: £16 million) in respect of SAIF, which is not covered business, is borne by a service company and arises from a tariff arrangement which ran to the end of 2007 and was onerous to shareholders.

3 Charges in respect of items 1 and 2 above are reflected in the EEV and IFRS results on an annual basis.

4 The charge for other items includes a positive persistency experience variance of £1 million (2006: negative variance of £9 million).

320 **Prudential plc** Annual Report 2007

## 6 Operating profit from business in force continued

**Notes continued**

d Expense assumptions

The 2006 EEV basis financial statements included note disclosure which explained that in determining the appropriate expense assumptions account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced in December 2005 from UK insurance operations working more closely with Egg and M&G and the effect of the end to end review of the UK business, which was under way at the time.

On 29 January 2007 the Company announced the sale of Egg to Citi and on 15 March 2007 the Company announced the actions necessary to implement the reassessed plans in light of this transaction and additional initiatives. In preparing the 2006 results, account was taken of the effect of expense savings that were expected to arise with some certainty. Without this factor the effect on the 2006 results would have been a charge of £44 million for the net effect of revised assumptions in line with 2006 unit costs. For the 2007 results the unit costs are in line with assumptions and no anticipation of savings has been incorporated.

## 7 Investment return and other income

| | 2007 £m | 2006 £m |
|---|---|---|
| IFRS basis | 86 | 58 |
| Less: allocation of investment return on centrally held capital in respect of Taiwan business to the operating result of Asian operations | (4) | (18) |
| Less: projected asset management result in respect of covered business incorporated in opening EEV value of in-force business | (37) | (32) |
| EEV basis | 45 | 8 |

## 8 Restructuring costs

Restructuring costs have been incurred as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| UK insurance operations | 8 | 34 |
| M&G | 0 | 2 |
| Unallocated corporate | 12 | 5 |
| Total | 20 | 41 |

The charge of £20 million (2006: £41 million) comprises £19 million (2006: £38 million) recognised on the IFRS basis and an additional £1 million (2006: £3 million) recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits fund.

## 9 Short-term fluctuations in investment returns

| | 2007 £m | 2006 £m |
|---|---|---|
| Long-term business: | | |
| Asian operations[note i] | 226 | 286 |
| Jackson[note ii] | (9) | 63 |
| UK insurance operations[note iii] | (43) | 378 |
| Share of investment return of funds managed by PPM America that are consolidated into Group results but attributable to external investors | 1 | 1 |
| Share of profits of venture investment companies and property partnerships of the PAC with-profits fund that are consolidated into Group results but are attributable to external investors | 1 | 0 |
| Other operations[note iv] | (2) | 10 |
| Total | 174 | 738 |

**Notes**

i The short-term fluctuations for Asian operations of £226 million (2006: £286 million) arose mainly from favourable equity investment performance in most territories, principally in Hong Kong of £102 million (2006: £73 million), Vietnam £66 million (2006: £108 million) and Singapore £38 million (2006: £41 million) offset by a negative fluctuation in Taiwan of £26 million principally due to a £30 million value reduction for an investment in a CDO fund (2006: favourable variance of £46 million).

EEV

Financial statements

321

# Notes on the EEV basis supplementary information
continued

## 9 Short-term fluctuations in investment returns continued

**Notes continued**

ii Short-term fluctuations for Jackson comprise:

| | 2007 £m | 2006 £m |
|---|---|---|
| Actual investment return on investments less long-term returns included within operating profit: | | |
| Actual realised (losses) gains less default assumption and amortisation of interest-related realised gains and losses for fixed maturity securities and related swap transactions | (44) | 20 |
| Actual less long-term return on equity-based investments and other items | 51 | 26 |
| Investment return related (loss) gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns*, net of related hedging activity | (16) | 17 |
| | (9) | 63 |

*This adjustment arises due to market returns being (lower) higher than the assumed long-term rate of return. This gives rise to (lower) higher than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

iii The charge for UK insurance operations for 2007 of £43 million primarily reflects value movements on the bond holdings of PRIL's shareholders' funds due to the net effect of widened credit spreads and reduced interest rates together with the difference between the actual investment return for the with-profits life fund of 7.2 per cent and the gross long-term assumed rate of 7.85 per cent. For 2006, the credit of £378 million reflects the PAC life fund investment return of 12.4 per cent.

iv Comparative figures for 2006 have been adjusted from those previously published to exclude discontinued banking operations.

## 10 Mark to market value movements on core borrowings

| | 2007 £m | 2006 £m |
|---|---|---|
| US operations | 9 | 3 |
| Other operations | 214 | 82 |
| Total | 223 | 85 |

Core borrowings of the Group are marked to market value under EEV. The figures in the table above reflect the movement in the difference between market and IFRS carrying values. As the liabilities are generally held to maturity or for the long term, no deferred tax asset or liability has been established on the difference (compared to IFRS) in carrying value. Accordingly, no deferred tax charge is recorded in the results in respect of the 2007 credit of £223 million (2006: £85 million).

## 11 Actuarial gains and losses on defined benefit pension schemes

The gain of £116 million (2006: gain of £207 million) included within profit before tax reflects the shareholders' share of actuarial gains and losses on the Group's defined benefit pension schemes. On the EEV basis, this gain includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits fund for the Prudential Staff and Scottish Amicable Pension Schemes. The 2007 gains mainly reflect gains due to changes in economic assumptions, partly offset by the effect of strengthened mortality assumptions. The very high level of shareholders' actuarial gains in 2006 reflected the excess of market returns over the long-term assumption and the increase in discount rate applied in determining the present value of projected pension payments from 4.8 per cent at 31 December 2005 to 5.2 per cent at 31 December 2006.

## 12 Effect of changes in economic assumptions and time value of cost of options and guarantees

The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit from continuing operations before tax (including actual investment returns) arise as follows:

| | 2007 £m | | | 2006 £m | | |
|---|---|---|---|---|---|---|
| | Change in economic assumptions | Change in time value of cost of options and guarantees | Total | Change in economic assumptions | Change in time value of cost of options and guarantees | Total |
| Asian operations[note i] | 201 | 9 | 210 | (132) | 14 | (118) |
| US operations[note ii] | 81 | 8 | 89 | (51) | 6 | (45) |
| UK insurance operations[note iii] | 466 | (17) | 449 | 182 | 40 | 222 |
| Total | 748 | 0 | 748 | (1) | 60 | 59 |

322 Prudential plc Annual Report 2007

## 12 Effect of changes in economic assumptions and time value of cost of options and guarantees continued

**Notes**

i The principal components of the effect of changes in economic assumptions in 2007 of £201 million for Asian operations are credits of £110 million in Taiwan and £80 million in Hong Kong. The increase for Taiwan reflects the combined effect of changes to the projected fund earned rate (as explained in note 3), and to economic capital (versus projected), offset by the effect of an increase in the risk discount rate. The increase for Hong Kong reflects a reduction in the risk discount rate for all product lines and an increase in the projected fund earned rate for participating and linked business. The charge of £132 million for 2006 mainly relates to Taiwan where there was a charge of £101 million arising from the delay in the assumed long-term yield projection and the associated effect of this delay on the economic capital requirement.

ii The credit of £81 million for US operations in 2007 arises from the decrease in risk discount rate, partially offset by the negative effect of a reduction in the assumed future rate of return for separate account variable annuity business. Both changes reflect the 0.7 per cent decrease in the 10-year treasury bond rate (as shown in note 3).

iii The effect of changes in economic assumptions in 2007 of £466 million for UK insurance operations reflects a 0.35 per cent increase in the fund earned rate arising from the increase in assumed returns on non-UK equities and corporate bond rates which more than offsets the slight reduction in gilt rates (as shown in note 3), a partial offset from the cost of credit default swaps of £41 million and the effect of the risk discount rate for business in force reducing slightly by 0.15 per cent in a similar way to the fall in gilt rates as also shown in note 3.

## 13 Tax attributable to shareholders' profit

The tax charge comprises:

| | 2007 £m | 2006 £m |
|---|---|---|
| **Tax charge (credit) on operating profit from continuing operations based on longer-term investment returns** | | |
| Long-term business:[note i] | | |
| Asian operations[notes ii, iii] | 252 | 222 |
| US operations[note v] | 197 | 251 |
| UK insurance operations[notes ii, iii] | 236 | 178 |
| | 685 | 651 |
| Other operations | 9 | (17) |
| Total tax charge on operating profit from continuing operations based on longer-term investment returns | 694 | 634 |
| **Tax charge (credit) on items not included in operating profit** | | |
| Tax charge on short-term fluctuations in investment returns | 22 | 212 |
| Tax charge on shareholders' share of actuarial gains and losses on defined benefit pension schemes | 32 | 62 |
| Tax charge (credit) on effect of changes in economic assumptions and time value of cost of options and guarantees[note iv] | 213 | (4) |
| Total tax charge on items not included in operating profit from continuing operations | 267 | 270 |
| Tax charge on profit from continuing operations (including tax on actual investment returns)[note vi] | 961 | 904 |

**Notes**

i The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. For Asia, this is subject to the availability of taxable profits. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. In the UK, the effective rate is the UK corporation tax rate of 28 per cent which will take effect from 1 April 2008 (2006: 30 per cent).

ii Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

iii The 2007 tax charge incorporates the notional tax gross up of £26 million attaching to the change of corporate tax rates in China, Malaysia, Singapore and the UK as detailed in notes 6[ii a] and 6[iv a].

iv The tax credit for 2006 on the effect of changes in economic assumptions includes a credit of £9 million in respect of a change in the tax rate for Malaysia.

v The 2006 tax charge for US operations of £251 million includes a charge in respect of prior years of £29 million and a charge of £26 million in respect of a change in valuation of deferred tax under EEV to reflect discounting over a period of four to 11 years depending upon the type of business concerned. These adjustments also resulted in a reallocation from free surplus to the value of in-force business of £44 million.

vi Comparative results for 2006 have been adjusted from those previously published to exclude discontinued banking operations.

EEV

Financial statements

323

Notes on the EEV basis supplementary information
continued

## 14 Earnings per share (EPS)

| | 2007 £m | 2006 £m |
|---|---|---|
| Operating EPS from continuing operations: | | |
| Operating profit before tax | 2,542 | 2,133 |
| Tax | (694) | (634) |
| Minority interests | (17) | (1) |
| Operating profit after tax and minority interests from continuing operations | 1,831 | 1,498 |
| Operating EPS from continuing operations | 74.9p | 62.1p |
| Total EPS from continuing operations: | | |
| Total profit before tax | 3,803 | 3,222 |
| Tax | (961) | (904) |
| Minority interests | (21) | (3) |
| Total profit after tax and minority interests from continuing operations | 2,821 | 2,315 |
| Total EPS from continuing operations | 115.3p | 96.0p |
| Average number of shares (millions) | 2,445 | 2,413 |

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

## 15 Shareholders' funds – segmental analysis

| | 2007 £m | 2006 £m |
|---|---|---|
| **Asian operations** | | |
| Long-term business:[note i] | | |
| Net assets of operations – EEV basis shareholders' funds | 3,726 | 2,548 |
| Acquired goodwill[note ii] | 111 | 111 |
| Asset management:[note iii] | | |
| Net assets of operations | 111 | 89 |
| Acquired goodwill[note ii] | 61 | 61 |
| | 4,009 | 2,809 |
| **US operations** | | |
| Jackson (net of surplus note borrowings of £147m (2006: £158m):[note iv] | | |
| Shareholders' funds before capital charge | 3,689 | 3,420 |
| Capital charge[note v] | (84) | (117) |
| EEV basis shareholders' funds | 3,605 | 3,303 |
| Broker-dealer and asset management operations[note iii] | 81 | 57 |
| | 3,686 | 3,360 |
| **UK operations** | | |
| Long-term business operations:[notes i,vi] | | |
| Smoothed shareholders' funds[note vii] | 6,031 | 5,155 |
| Actual shareholders' funds less smoothed shareholders' funds | 466 | 658 |
| EEV basis shareholders' funds | 6,497 | 5,813 |
| M&G:[note iii] | | |
| Net assets of operations | 271 | 230 |
| Acquired goodwill[note ii] | 1,153 | 1,153 |
| Egg[notes iii,viii] | – | 292 |
| | 7,921 | 7,488 |
| **Other operations** | | |
| Holding company net borrowings at market value[note iv] | (873) | (1,542) |
| Other net assets (liabilities)[note iii] | 36 | (232) |
| | (837) | (1,774) |
| Total | 14,779 | 11,883 |

324 Prudential plc Annual Report 2007

## 15 Shareholders' funds – segmental analysis continued

**Notes**

i A charge is deducted from the annual result and embedded value for the cost of capital supporting the Group's long-term business operations. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital. Where encumbered capital is held within a with-profits fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of encumbered capital.

ii Under IFRS, goodwill is not amortised but is subject to impairment testing. Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS is not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders' funds.

iii With the exception of the share of pension scheme surplus attributable to the PAC with-profits fund which is included in Other operations' net assets (liabilities), and the borrowings as described in note iv, the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The overall pension scheme surplus, net of tax, attributable to shareholders relating to the Prudential Staff Pension and Scottish Amicable Pension Schemes are determined as shown below:

| | 2007 £m | 2006 £m |
|---|---|---|
| IFRS basis surplus (relating to shareholder-backed operations) | 98 | 19 |
| Additional EEV surplus (relating to shareholders' 10 per cent share of the IFRS basis surplus (deficit) attributable to the PAC with-profits fund) | 31 | 6 |
| EEV basis | 129 | 25 |

iv Net core structural borrowings of shareholder-financed operations comprise:

| | IFRS basis 2007 £m | Mark to market value adjustment £m | EEV basis 2007 £m | IFRS basis 2006 £m | Mark to market value adjustment 2006 £m | EEV basis 2006 £m |
|---|---|---|---|---|---|---|
| Holding company* cash and short-term investments | 1,456 | – | 1,456 | 1,119 | – | 1,119 |
| Core structural borrowings – central funds (at market value) | (2,367) | 38 | (2,329) | (2,485) | (176) | (2,661) |
| Holding company net borrowings | (911) | 38 | (873) | (1,366) | (176) | (1,542) |
| Core structural borrowings – Jackson (at market value) | (125) | (22) | (147) | (127) | (31) | (158) |
| | (1,036) | 16 | (1,020) | (1,493) | (207) | (1,700) |

*Including central finance subsidiaries.
In accordance with the EEV Principles, core borrowings are carried at market value.

v In determining the cost of capital for Jackson, it has been assumed that an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson's shareholders' funds by £84 million (2006: £117 million).

vi The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

vii UK long-term business smoothed shareholders' funds reflect an adjustment to the assets of the PAC with-profits fund, for the purposes of determining the unwind of discount included in operating profits, to remove the short-term volatility in market values of assets. Shareholders' funds in the balance sheet are determined on an unsmoothed basis.

viii On 1 May 2007, the Company sold Egg.

EEV

Financial statements

325

# Notes on the EEV basis supplementary information
continued

## 16 Reconciliation of movement in shareholders' funds

| | 2007 £m | | | | | |
|---|---|---|---|---|---|---|
| | Long-term business operations | | | | | |
| | Asian operations | US operations | UK insurance operations | Total long-term business operations | Other operations | Group total |
| **Operating profit from continuing operations (based on longer-term investment returns)** | | | | | | |
| Long-term business: | | | | | | |
| New business[5] | 653 | 285 | 277 | 1,215 | | 1,215 |
| Business in force[6] | 393 | 342 | 582 | 1,317 | | 1,317 |
| | 1,046 | 627 | 859 | 2,532 | | 2,532 |
| Asia development expenses | (15) | | | (15) | | (15) |
| M&G | | | | | 254 | 254 |
| Asian asset management operations | | | | | 72 | 72 |
| US broker-dealer and asset management | | | | | 13 | 13 |
| Curian | | | | | (5) | (5) |
| Other income and expenditure | | | | | (289) | (289) |
| Restructuring costs[8] | | | (8) | (8) | (12) | (20) |
| **Operating profit from continuing operations based on longer-term investment returns** | 1,031 | 627 | 851 | 2,509 | 33 | 2,542 |
| Short-term fluctuations in investment returns[9] | 226 | (9) | (42) | 175 | (1) | 174 |
| Mark to market value movements on core borrowings[10] | | 9 | | 9 | 214 | 223 |
| Shareholders' share of actuarial gains and losses on defined benefit pension schemes[11] | | | | | 116 | 116 |
| Effect of changes in economic assumptions and time value of cost of options and guarantees[12] | 210 | 89 | 449 | 748 | | 748 |
| **Profit from continuing operations before tax (including actual investment returns)** | 1,467 | 716 | 1,258 | 3,441 | 362 | 3,803 |
| Tax (charge) credit attributable to shareholders' profit:[13] | | | | | | |
| Tax on operating profit | (252) | (197) | (236) | (685) | (9) | (694) |
| Tax on short-term fluctuations in investment returns | (43) | 3 | 12 | (28) | 6 | (22) |
| Tax on shareholders' share of actuarial gains and losses on defined benefit pension schemes | | | | | (32) | (32) |
| Tax on effect of changes in economic assumptions and time value of cost of options and guarantees | (56) | (31) | (126) | (213) | | (213) |
| Total tax charge | (351) | (225) | (350) | (926) | (35) | (961) |
| Discontinued operations, net of tax | | | | | 241 | 241 |
| Minority interests | (15) | | (1) | (16) | (5) | (21) |
| **Profit for the year** | 1,101 | 491 | 907 | 2,499 | 563 | 3,062 |
| Unrealised valuation movements on Egg securities classified as available-for-sale | | | | | (2) | (2) |
| Movement on cash flow hedges | | | | | (3) | (3) |
| Exchange movements[note i] | 80 | (53) | | 27 | 37 | 64 |
| Related tax | | | | | 3 | 3 |
| Intra group dividends (including statutory transfer) | (98) | (123) | (286) | (507) | 507 | |
| External dividends | | | | | (426) | (426) |
| Reserve movements in respect of share-based payments | | | | | 18 | 18 |
| Investment in operations[note ii] | 103 | | 95 | 198 | (198) | |
| Other transfers[note iv] | (8) | 0 | (32) | (40) | 40 | |
| Movement in own shares in respect of share-based payment plans | | | | | 7 | 7 |
| Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS | | | | | 4 | 4 |
| New share capital subscribed | | | | | 182 | 182 |
| Mark to market value movements on Jackson assets backing surplus and required capital | | (13) | | (13) | | (13) |
| Net increase in shareholders' equity | 1,178 | 302 | 684 | 2,164 | 732 | 2,896 |
| Shareholders' equity at 1 January 2007 | 2,548 | 3,303 | 5,813 | 11,664 | 219 | 11,883 |
| Shareholders' equity at 31 December 2007[note iii,15] | 3,726 | 3,605 | 6,497 | 13,828 | 951 | 14,779 |

326 Prudential plc Annual Report 2007

## 16 Reconciliation of movement in shareholders' funds continued

**Notes**

i Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2006 and 2007 exchange rates as applied to shareholders' funds at 1 January 2007 and the difference between 31 December 2007 and average 2007 rates for profits.

ii Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.

iii For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 15) is included in Other operations.

iv Other transfers (from) to long-term business operations to other operations represent:

| | Asian operations £m | US operations £m | UK insurance operations £m | Total long-term business operations £m |
|---|---|---|---|---|
| Adjustment for net of tax asset management projected profits of covered business | (9) | (2) | (16) | (27) |
| Adjustment for investment return, net of related tax, on economic capital for Taiwan operations held centrally | (3) | | | (3) |
| Other adjustments | 4 | 2 | (16) | (10) |
| | (8) | 0 | (32) | (40) |

| EEV basis shareholders' equity at 31 December 2007 | Long-term business operations: Asian operations £m | US operations £m | UK insurance operations £m | Total long-term business operations £m | Other operations £m | Group total £m |
|---|---|---|---|---|---|---|
| Analysed as: | | | | | | |
| Statutory IFRS basis shareholders' equity | 1,258 | 2,690 | 1,364 | 5,312 | 889 | 6,201 |
| Additional retained profit on an EEV basis | 2,468 | 915 | 5,133 | 8,516 | 62 | 8,578 |
| EEV basis shareholders' equity at 31 December 2007 | 3,726 | 3,605 | 6,497 | 13,828 | 951 | 14,779 |
| Comprising: | | | | | | |
| Free surplus | 49 | 1,147 | 272 | 1,468 | | |
| Required capital | 907 | 1,072 | 891 | 2,870 | | |
| Value of in-force business before deduction of cost of capital and of guarantees | 3,245 | 1,612 | 5,641 | 10,498 | | |
| Cost of capital | (472) | (84) | (251) | (807) | | |
| Cost of time value of guarantees | (3) | (142) | (56) | (201) | | |
| | 3,726 | 3,605 | 6,497 | 13,828 | | |

| EEV basis shareholders' equity at 1 January 2007 | Long-term business operations: Asian operations £m | US operations £m | UK insurance operations £m | Total long-term business operations £m | Other operations £m | Group total £m |
|---|---|---|---|---|---|---|
| Analysed as: | | | | | | |
| Statutory IFRS basis shareholders' equity | 1,176 | 2,656 | 1,263 | 5,095 | 393 | 5,488 |
| Additional retained profit on an EEV basis | 1,372 | 647 | 4,550 | 6,569 | (174) | 6,395 |
| EEV basis shareholders' equity at 1 January 2007 | 2,548 | 3,303 | 5,813 | 11,664 | 219 | 11,883 |
| Comprising: | | | | | | |
| Free surplus | (42) | 910 | 147 | 1,015 | | |
| Required capital | 962 | 1,073 | 831 | 2,866 | | |
| Value of in-force business before deduction of cost of capital and of guarantees | 2,156 | 1,578 | 5,129 | 8,863 | | |
| Cost of capital | (521) | (117) | (254) | (892) | | |
| Cost of time value of guarantees | (7) | (141) | (40) | (188) | | |
| | 2,548 | 3,303 | 5,813 | 11,664 | | |

EEV

Financial statements

327

Notes on the EEV basis supplementary information
continued

## 17 Reconciliation of net worth and value of in-force business

| Reconciliation of net worth and value of in-force business for 2007[note i] | 2007 £m Free surplus note vii | Required capital | Total net worth note iv | Value of in-force business note viii | Total long-term business |
|---|---|---|---|---|---|
| Shareholders' equity at 1 January 2007[note ix] | 1,015 | 2,866 | 3,881 | 7,783 | 11,664 |
| New business contribution[notes ii,iii] | (544) | 308 | (236) | 1,101 | 865 |
| Existing business – transfer to net worth[note v] | 963 | (225) | 738 | (738) | 0 |
| Other movements[note vi] | | | | | |
| Expected return on existing business[note vi] | 99 | 48 | 147 | 706 | 853 |
| Changes in operating assumptions and experience variances[note vi] | 89 | (24) | 65 | 41 | 106 |
| Changes in non-operating assumptions and experience variances and minority interests[note vi] | 136 | (77) | 59 | 616 | 675 |
| | 324 | (53) | 271 | 1,363 | 1,634 |
| Profit for the year from long-term business operations | 743 | 30 | 773 | 1,726 | 2,499 |
| Exchange movements | 9 | (26) | (17) | 44 | 27 |
| Intra-group dividends (including statutory transfer) and investment in operations | (246) | – | (246) | (63) | (309) |
| Mark to market value movements on Jackson assets backing surplus and required capital | (13) | – | (13) | – | (13) |
| Other transfers from net worth[note x] | (40) | – | (40) | – | (40) |
| Shareholders' equity at 31 December 2007[note ix] | 1,468 | 2,870 | 4,338 | 9,490 | 13,828 |

Notes

i All figures are shown net of tax.

ii The movements arising from new business contribution are as follows:

| | 2007 note iii £m | 2006 £m |
|---|---|---|
| Free surplus | (544) | (554) |
| Required capital | 308 | 383 |
| Total net worth | (236) | (171) |
| Value of in-force business | 1,101 | 898 |
| Total long-term business[5] | 865 | 727 |

iii The new business contribution arises as follows:

| | Free surplus note vii £m | Required capital £m | Total net worth note iv £m | Value of in-force business note viii £m | Total long-term business £m |
|---|---|---|---|---|---|
| Asian operations | (194) | 21 | (173) | 653 | 480 |
| US operations | (200) | 183 | (17) | 202 | 185 |
| UK insurance operations | (150) | 104 | (46) | 246 | 200 |
| | (544) | 308 | (236) | 1,101 | 865 |

iv Net worth is based on statutory solvency capital (or economic capital where higher) and unencumbered capital.

v Existing business transfer to net worth

| | Free surplus note vii £m | Required capital £m | Total net worth note iv £m | Value of in-force business note viii £m | Total long-term business £m |
|---|---|---|---|---|---|
| Asian operations | 216 | (27) | 189 | (189) | 0 |
| US operations | 326 | (178) | 148 | (148) | 0 |
| UK insurance operations | 421 | (20) | 401 | (401) | 0 |
| | 963 | (225) | 738 | (738) | 0 |

328 Prudential plc Annual Report 2007

## 17 Reconciliation of net worth and value of in-force business continued

vi Other movements

| | Free surplus note vii £m | Required capital £m | Total net worth note iv £m | Value of in-force business note viii £m | Total long-term business £m |
|---|---|---|---|---|---|
| **Asian operations** | | | | | |
| Expected return on existing business | 28 | 9 | 37 | 231 | 268 |
| Changes in operating assumptions and experience variances | (61) | 2 | (59) | 90 | 31 |
| Changes in non-operating assumptions and experience variances and minority interests | 83 | (52) | 31 | 291 | 322 |
| | 50 | (41) | 9 | 612 | 621 |
| **US operations** | | | | | |
| Expected return on existing business | 34 | 40 | 74 | 82 | 156 |
| Changes in operating assumptions and experience variances | 194 | (28) | 166 | (77) | 89 |
| Changes in non-operating assumptions and experience variances and minority interests | 32 | 0 | 32 | 29 | 61 |
| | 260 | 12 | 272 | 34 | 306 |
| **UK insurance operations** | | | | | |
| Expected return on existing business | 37 | (1) | 36 | 393 | 429 |
| Changes in operating assumptions and experience variances | (44) | 2 | (42) | 28 | (14) |
| Changes in non-operating assumptions and experience variances and minority interests | 21 | (25) | (4) | 296 | 292 |
| | 14 | (24) | (10) | 717 | 707 |
| **Total long-term business** | | | | | |
| Expected return on existing business | 99 | 48 | 147 | 706 | 853 |
| Changes in operating assumptions and experience variances | 89 | (24) | 65 | 41 | 106 |
| Changes in non-operating assumptions and experience variances and minority interests | 136 | (77) | 59 | 616 | 675 |
| | 324 | (53) | 271 | 1,363 | 1,634 |

vii Movements in free surplus arising from profit for the year from long-term business operations are as follows:

| | Cost of acquiring new business note iii £m | Total in-force transfer to net worth note v £m | Other movements note vi £m | Increase in free surplus arising from profit in the year £m |
|---|---|---|---|---|
| Asian operations | (194) | 216 | 50 | 72 |
| US operations | (200) | 326 | 260 | 386 |
| UK insurance operations | (150) | 421 | 14 | 285 |
| | (544) | 963 | 324 | 743 |

viii Value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital.

ix Included in the EEV basis shareholders' funds of long-term business operations of £13,828 million (2006: £11,664 million) is £349 million (2006: £257 million) in respect of asset management business falling within the scope of covered business as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Asian operations | 204 | 120 |
| US operations | 12 | 12 |
| UK insurance operations | 133 | 125 |
| | 349 | 257 |

x Other transfers from net worth

| | 2007 16iv £m |
|---|---|
| Adjustment for net of tax asset management projected profits of covered business | (27) |
| Adjustment for investment return, net of related tax, on economic capital for Taiwan operations held centrally | (3) |
| Other adjustments | (10) |
| | (40) |

EEV

Financial statements

329

Notes on the EEV basis supplementary information
continued

### 18 Sensitivity of results to alternative assumptions

**a Sensitivity analysis – economic assumptions**

The tables below show the sensitivity of the embedded value as at 31 December 2007 (31 December 2006) and the new business contribution after the effect of encumbered capital for 2007 and 2006 to:

- One per cent increase in the discount rates;
- one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- one per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (not applicable for new business contribution); and
- holding company statutory minimum capital (by contrast to economic capital).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

| | 2007 £m | | | |
|---|---|---|---|---|
| | Asian operations | US operations | UK insurance operations | Total long-term business operations |
| **New business profit for 2007** | | | | |
| As reported[5] | 653 | 285 | 277 | 1,215 |
| Discount rates – 1% increase | (77) | (29) | (36) | (142) |
| Interest rates – 1% increase | (16) | 5 | (5) | (16) |
| Interest rates – 1% decrease | 13 | (18) | 5 | 0 |
| Equity/property yields – 1% rise | 33 | 30 | 15 | 78 |
| **Embedded value of long-term operations at 31 December 2007** | | | | |
| As reported[16] | 3,726 | 3,605 | 6,497 | 13,828 |
| Discount rates – 1% increase | (386) | (129) | (534) | (1,049) |
| Interest rates – 1% increase[note i] | (29) | (120) | (95) | (244) |
| Interest rates – 1% decrease[note i] | 2 | 17 | 113 | 132 |
| Equity/property yields – 1% rise | 234 | 58 | 405 | 697 |
| Equity/property market values – 10% fall | (136) | (63) | (519) | (718) |
| Statutory minimum capital | 315 | 59 | 8 | 382 |

| | 2006 £m | | | |
|---|---|---|---|---|
| | Asian operations | US operations | UK insurance operations | Total long-term business operations |
| **New business profit for 2006** | | | | |
| As reported[5] | 514 | 259 | 266 | 1,039 |
| Discount rates – 1% increase | (56) | (28) | (46) | (130) |
| Interest rates – 1% increase | (9) | 3 | 4 | (2) |
| Interest rates – 1% decrease | 7 | (17) | (11) | (21) |
| Equity/property yields – 1% rise | 23 | 28 | 16 | 67 |
| **Embedded value of long-term operations at 31 December 2006** | | | | |
| As reported[16] | 2,548 | 3,303 | 5,813 | 11,664 |
| Discount rates – 1% increase | (271) | (127) | (480) | (878) |
| Interest rates – 1% increase[notes i,ii] | 42 | (190) | (66) | (214) |
| Interest rates – 1% decrease[notes i,ii] | (115) | 116 | 69 | 70 |
| Equity/property yields – 1% rise | 154 | 46 | 382 | 582 |
| Equity/property market values – 10% fall | (99) | (58) | (502) | (659) |
| Statutory minimum capital | 391 | 82 | 8 | 481 |

330 Prudential plc Annual Report 2007

## 18 Sensitivity of results to alternative assumptions continued

Notes

i Asian operations

| 2007 | Embedded value of long-term operations £m | Interest rates 1% increase £m | 1% decrease £m |
|---|---|---|---|
| **Asian operations** | | | |
| Established markets | 2,704 | (77) | 83 |
| Taiwan* | (12) | 67 | (91) |
| Korea | 304 | (7) | 7 |
| Vietnam | 234 | (5) | 5 |
| Other | 496 | (7) | (2) |
| | 3,726 | (29) | 2 |

* Taiwan sensitivity to starting bond rate (i.e. the starting bond rate for the progression to the assumed long-term rate):

| | Embedded value at 31 Dec 2007 £m | 1% increase in the starting bond rate £m | 1% decrease in the starting bond rate £m |
|---|---|---|---|
| Taiwan | (12) | 73 | (57) |

If it had been assumed in preparing the 2007 results for Taiwan that interest rates remained at the current level of around 2.5 per cent until 31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of £70 million.

| 2006 | Embedded value of long-term operations £m | Interest rates 1% increase £m | 1% decrease £m |
|---|---|---|---|
| **Asian operations** | | | |
| Established markets | 2,039 | (55) | 45 |
| Taiwan* | (216) | 107 | (165) |
| Korea | 191 | (5) | 5 |
| Vietnam | 198 | (1) | 1 |
| Other | 336 | (4) | (1) |
| | 2,548 | 42 | (115) |

* Taiwan sensitivity to starting bond rate (i.e. the starting bond rate for the progression to the assumed long-term rate):

| | Embedded value at 31 Dec 2006 £m | 1% increase in the starting bond rate £m | 1% decrease in the starting bond rate £m |
|---|---|---|---|
| Taiwan | (216) | 116 | (125) |

ii UK insurance operations

2006 comparatives for the sensitivity to interest rate changes have been adjusted from previously published data for the effect of revisions to the calculation for the with-profits fund.

EEV

Financial statements

331

# Notes on the EEV basis supplementary information
continued

**b Sensitivity analysis – non-economic assumptions**

The tables below show the sensitivity of the embedded value as at 31 December 2007 (31 December 2006) and the new business contribution after the effect of encumbered capital for 2007 and 2006 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
- five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

| | 2007 £m | | | |
|---|---|---|---|---|
| | Asian operations | US operations | UK insurance operations | Total long-term business operations |
| **New business profit for 2007** | | | | |
| As reported[5] | 653 | 285 | 277 | 1,215 |
| Maintenance expenses – 10% decrease | 20 | 6 | 8 | 34 |
| Lapse rates – 10% decrease | 62 | 19 | 8 | 89 |
| Mortality and morbidity – 5% decrease | 21 | 4 | (14) | 11 |
| Change representing effect on: | | | | |
| Life business | 21 | 4 | 0 | 25 |
| Annuity business | 0 | 0 | (14) | (14) |
| **Embedded value of long-term operations at 31 December 2007** | | | | |
| As reported[16] | 3,726 | 3,605 | 6,497 | 13,828 |
| Maintenance expenses – 10% decrease | 54 | 30 | 36 | 120 |
| Lapse rates – 10% decrease | 142 | 123 | 87 | 352 |
| Mortality and morbidity – 5% decrease | 98 | 74 | (103) | 69 |
| Change representing effect on: | | | | |
| Life business | 98 | 74 | 9 | 181 |
| Annuity business | 0 | 0 | (112) | (112) |

| | 2006 £m | | | |
|---|---|---|---|---|
| | Asian operations | US operations | UK insurance operations | Total long-term business operations |
| **New business profit for 2006** | | | | |
| As reported[5] | 514 | 259 | 266 | 1,039 |
| Maintenance expenses – 10% decrease | 13 | 6 | 10 | 29 |
| Lapse rates – 10% decrease | 42 | 21 | 8 | 71 |
| Mortality and morbidity – 5% decrease | 14 | 6 | (27) | (7) |
| Change representing effect on: | | | | |
| Life business | 14 | 6 | 1 | 21 |
| Annuity business | 0 | 0 | (28) | (28) |
| **Embedded value of long-term operations at 31 December 2006** | | | | |
| As reported[16] | 2,548 | 3,303 | 5,813 | 11,664 |
| Maintenance expenses – 10% decrease | 45 | 32 | 33 | 110 |
| Lapse rates – 10% decrease | 93 | 110 | 75 | 278 |
| Mortality and morbidity – 5% decrease | 77 | 75 | (87) | 65 |
| Change representing effect on: | | | | |
| Life business | 77 | 75 | 7 | 159 |
| Annuity business | 0 | 0 | (94) | (94) |

332 **Prudential plc** Annual Report 2007

Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The directors have chosen to prepare supplementary information in accordance with the EEV Principles issued in May 2004 by the CFO Forum of European Insurance Companies and expanded by the Additional Guidance on European Embedded Value Disclosures issued in October 2005.

When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

— Prepared the supplementary information in accordance with the EEV Principles; — identified and described the business covered by the EVM; — applied the EVM consistently to the covered business; — determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently; — made estimates that are reasonable and consistent; and — described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements.

Financial EEV statements

Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (the supplementary information) of Prudential plc on pages 302 to 332 in respect of the year ended 31 December 2007. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum of European Insurance Companies and expanded by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the EEV Principles) using the methodology and assumptions set out on pages 306 to 313. The supplementary information should be read in conjunction with the Group financial statements which are on pages 127 to 299.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors’ responsibilities on page 333, the directors’ responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the UK by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 306 to 313. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International

Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2007 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 306 to 313.

KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants London 13 March 2008

Additional information

336 Risk factors

340 Shareholder information

342 How to contact us

Additional information

Additional information

Risk factors

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in interest rates can affect results from Jackson National Life Insurance Company (Jackson), which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. Any cost of the guarantees that remain unhedged will affect the Company’s results.

For some non unit-linked products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns, which can also change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and higher credit defaults. In addition, falling investment returns could impair its ability to write significant volumes of new business. Prudential, in the normal course of business, enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the UK several proposed and potential regulatory changes could have significant effect on the types of products Prudential provides to its customers and intermediaries and how those products are priced, distributed and sold. These include the Financial Services Authority’s (FSA’s) Treating Customers Fairly initiative, the FSA’s review of retail distribution, the proposed regulatory change affecting the pensions market and the implementation of the new European Union (EU) solvency framework for insurers (Solvency II) which should be implemented by member states during 2012.

The current EU Insurance Groups Directive (IGD) requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital

Prudential plc Annual Report 2007

at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory environment of countries where this is deemed equivalent to the EU could affect the calculation of the Group’s solvency position. The application of Solvency II requirements to international groups is still unclear and there is a risk of inconsistent application in different member states which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make additional material contributions.

The Group’s accounts are prepared in accordance with current international financial reporting standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I that permitted insurers to continue to use the statutory basis of accounting that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper that would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. It is uncertain in what form the proposals in the discussion paper will be taken forward into a definitive IFRS and when such changes might take effect.

European Embedded Value (EEV) basis results are published as supplementary information. The EEV basis is a value based reporting method for Prudential’s long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by the Company’s management for both internal and external reporting purposes. The Chief Financial Officers’ (CFO) Forum will be publishing principles and guidance for calculating EEV results on a market-consistent basis. Prudential intends to adopt the market-consistent approach in 2008. This will result in a restatement of reported EEV results and change the reporting basis of future results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its reputation or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors. In some case product providers can be held responsible for the deficiencies of third-party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index and variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are retrospectively applied to sales made prior to their introduction.

Litigation and disputes may adversely affect Prudential’s profitability and financial condition.

Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operation or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Additional information

Additional information

Risk factors continued

Within the UK, Prudential’s principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA, Hartford, Lincoln National, MetLife and TIAA-CREF.

In Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, AXA, ING and Manulife. In a number of markets, local companies have a very significant market presence.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, and in 2006 by Standard & Poor’s to bring Prudential into line with the standard rating agency notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies, have not to date had a discernible impact on the performance of its business.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, A+ (stable outlook) by Standard & Poor’s and AA– (stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

Prudential Assurance Company’s (PAC’s) financial strength is rated Aa1 (negative outlook) by Moody’s, AA+ (stable outlook) by Standard & Poor’s and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including in the UK a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2007, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections (as published by the Institute and Faculty of Actuaries). If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are

Prudential plc Annual Report 2007

significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected.

In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

Additional information

Additional information

## Shareholder information

### Analysis of registered shareholder accounts

| Size of shareholding | Number of shareholder accounts | % of total number of shareholder accounts | Number of shares | % of total number of shares |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| Over 10,000,000 | 45 | 0.06 | 1,247,014,066 | 50.49 |
| 1,000,001 – 10,000,000 | 282 | 0.37 | 835,087,415 | 33.82 |
| 500,001 – 1,000,000 | 160 | 0.21 | 111,971,251 | 4.53 |
| 100,001 – 500,000 | 541 | 0.71 | 124,572,140 | 5.04 |
| 10,001 – 100,000 | 2,480 | 3.27 | 64,590,467 | 2.61 |
| 5,001 – 10,000 | 3,345 | 4.40 | 23,334,741 | 0.94 |
| 1,001 – 5,000 | 22,084 | 29.08 | 49,117,343 | 1.99 |
| 1 – 1,000 | 47,011 | 61.90 | 14,329,817 | 0.58 |
| Total | 75,948 | 100 | 2,470,017,240 | 100 |

### Financial calendar

| | |
|---|---|
| 2007 final dividend – deadline for new scrip dividend mandates | 2 May 2008 |
| Annual General Meeting | 15 May 2008 |
| Payment of 2007 final dividend | 20 May 2008 |
| Announcement of 2008 interim results | 31 July 2008 |
| Interim ex dividend date | 13 August 2008 |
| Interim record date | 15 August 2008 |
| Payment of 2007 interim dividend | 23 September 2008 |

### Shareholder enquiries

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel: 0871 384 2035
Fax: 0871 384 2100
Textel: 0871 384 2255 (for hard of hearing)

Calls to 0871 numbers are charged at eight pence per minute from a BT landline. Other telephony providers costs may vary.

### Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a 'Dividend Mandate' form. Alternatively, you may download a form from http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/

### Evergreen scrip dividend scheme

The Company will be offering an evergreen scrip dividend scheme in respect of the final dividend for the year ending 31 December 2007. The number of new shares each participating shareholder will be entitled to, is calculated by dividing the total cash dividend due at the record date (11 April 2008) by the scrip reference price.

The scrip reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 9 April 2008.

Once signed up to the evergreen scrip, shareholders will automatically receive shares for all future scrip dividends. This election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme are available on the Company website at http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/

### Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at http://www.shareview.co.uk This will save on printing and distribution costs, creating environmental benefits. When you register, you will be sent an email notification to say when shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or proxy form. Please contact Equiniti if you require any assistance or further information.

340 Prudential plc Annual Report 2007

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to http://www.shareview.co.uk/dealing.

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form is available on our website at http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/ or may be obtained from Equiniti. Further information about ShareGift may be obtained on 020 7337 0501 or from http://www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: 00 353 1 810 2400.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, P O Box 3408, South Hackensack, NJ 07606-3408, USA. Telephone 001 201 680 6630 or log on to http://www.adr.com.

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/financialreports/ or on the SEC’s website at http://www.sec.gov.

information Additional

Additional information

How to contact us

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel +44 (0)20 7220 7588 www.prudential.co.uk

Sir David Clementi

Chairman

Mark Tucker

Group Chief Executive

Philip Broadley

Group Finance Director (until 25 March 2008)

Tidjane Thiam

Chief Financial Officer (from 25 March 2008)

Peter Maynard

Group Legal Services Director and Company Secretary

Priscilla Vacassin

Group Human Resources Director

Stephen Whitehead

Group Communications Director

Prudential UK & Europe

3 Sheldon Square London W2 6PR Tel +44 (0)20 7334 9000 www.pru.co.uk

Nick Prettejohn

Chief Executive

M&G

Laurence Pountney Hill London EC4R 0HH Tel +44 (0)20 7626 4588 www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre 1 Harbour View Street Central Hong Kong Tel +852 2918 6300 Fax +852 2525 7522 www.prudentialcorporation-asia.com

Barry Stowe

Chief Executive

Jackson National Life Insurance Company

1 Corporate Way Lansing Michigan 48951 United States Tel +1 517 381 5500 www.jnl.com

Clark Manning

President and Chief Executive Officer

Institutional Analyst and Investor Enquiries

Tel +44 (0)20 7548 3511

E-mail investor.relations@prudential.co.uk

UK Register Private Shareholder Enquiries

Tel 0871 384 2035

International shareholders tel: +44 (0) 121 415 7047

Irish Branch Register Private Shareholder Enquiries

Tel +353 1 810 2400

American Depository Receipts Holder Enquiries

Tel +1 201 680 6630

Media Enquiries

Tel +44 (0)20 7548 2007

E-mail media.relations@prudential.co.uk

342 Prudential plc Annual Report 2007

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Forward-looking statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

This Annual Report is printed on paper made from 100 per cent recycled post-consumer waste. The paper is Forest Stewardship Council (FSC) accredited. This Annual Report can be recycled.

Designed by Pauffley

Printed by royle corporate print

344 Prudential plc Annual Report 2007

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

Notice of Annual General Meeting 2008 and Explanation of Business

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, together with the form(s) of proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sales or transfer was effected for transmission to the purchaser or transferee.

PRUDENTIAL

SIR DAVID CLEMENTI CHAIRMAN

PRUDENTIAL

PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ

11 April 2008

Annual General Meeting of Prudential plc (the Company or Prudential)

This year’s Annual General Meeting (the Meeting) is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 15 May 2008 at 11.00am and the formal notice of the meeting (Notice) is set out at the end of this document on pages 5 and 6.

If you would like to vote on the resolutions in the Notice but cannot come to the Meeting, please fill in the Form of Proxy sent to you with the Notice and return it to Equiniti Limited (our registrars) as soon as possible. They must receive it by 11.00am on 13 May 2008.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary resolution 1: Annual Report 2007

The business of the Meeting will begin with a resolution to lay before members the Annual Report in respect of the year ended 31 December 2007. Shareholders will have the opportunity to put questions on the Annual Report to the directors before the resolution is proposed to the Meeting.

At the 2007 Annual General Meeting, a resolution was passed which allows the Company to communicate with shareholders by means of its website. No action was required by shareholders unless shareholders wished to continue to receive copies of the Annual Report and other circulars by post. As explained in the documentation sent to you last year (or in your welcome letter if you are a new shareholder) you will only receive a hard copy of the Annual Report if you specifically request a hard copy. If you have not made such a request, you will not receive a copy of the Annual Report in this mailing. You may however view the Annual Report on the Company’s website by entering the following address into your internet browser: http://www.prudential.co.uk/prudential-plc/investors/ financial reports/2007/ and clicking on the link ‘Prudential plc Annual Report 2007’. Alternatively, copies of the Annual Report may also be obtained on request, free of charge, from our registrars by calling 0871 384 2035 quoting your shareholder reference number which can be found on your Form of Proxy.

Ordinary resolution 2: Directors’ Remuneration Report

Shareholders will again have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2007.

The Report is set out in full in the Annual Report 2007.

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

1

Ordinary resolutions 3 to 6: Re-election of directors

Under Prudential’s current Articles of Association, all directors must retire as directors at least every three years, and therefore Keki Dadiseth and James Ross will stand for re-election. The current Articles of Association also state that at every Annual General Meeting at least one-third of the current directors must retire by rotation, and therefore Kathleen O’Donovan and Lord Turnbull will also stand for re-election. Brief biographical details of all directors standing for re-election are included in Appendix 1 to this document and in the Annual Report 2007.

As required under the provisions of the Combined Code on Corporate Governance relating to the re-election of non-executive directors, the Board unanimously recommends the re-election of Keki Dadiseth, Kathleen O’Donovan, James Ross, and Lord Turnbull, and the Board confirms that it considers them to be independent in character and judgement. I also confirm that following evaluation of the Board’s performance, Keki Dadiseth, Kathleen O’Donovan, James Ross, and Lord Turnbull all continue to make a significant and effective contribution to the work of the Board and demonstrate commitment to their role as non-executive directors.

Ordinary resolution 7: Election of Sir Winfried Bischoff as a non-executive director

Shareholders will be asked to elect Sir Winfried Bischoff as a non-executive director following the Board’s approval of his appointment to the Board on 2 August 2007. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2007.

Ordinary resolution 8: Election of Ann Godbehere as a non-executive director

Shareholders will be asked to elect Ann Godbehere as a non-executive director following the Board’s approval of her appointment to the Board on 2 August 2007. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2007.

Ordinary resolution 9: Election of Tidjane Thiam as an executive director

Shareholders will be asked to elect Tidjane Thiam as an executive director following the Board’s approval of his appointment to the Board on 25 March 2008. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2007.

Ordinary resolutions 10 and 11: Re-appointment of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine its remuneration.

Ordinary resolution 12: Declaration of final dividend for 2007

Shareholders will be asked to approve the payment of a final dividend of 12.3 pence per ordinary share in respect of the year ended 31 December 2007, as recommended by the directors. The dividend will be payable on 20 May 2008 to shareholders on the register of members at the close of business on the record date, 11 April 2008.

Ordinary resolution 13: Remuneration arrangements for the Chief Executive of M&G

Following a review of the remuneration arrangements for the Chief Executive of M&G, shareholders will be asked to approve proposed new remuneration arrangements including the establishment of a new long-term incentive plan (the M&G Executive Long-Term Incentive Plan) in which he will participate, and to authorise the directors to implement the new M&G Executive Long-Term Incentive Plan. A letter from the Chairman of the Remuneration Committee is set out in Appendix 2, which explains the proposed new remuneration arrangements and the M&G Executive Long-Term Incentive Plan.

Ordinary resolution 14: Renewal of authority to allot ordinary shares

At last year’s Annual General Meeting, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

2 Prudential plc Notice of Annual General Meeting 2008

PRUDENTIAL

It is proposed to authorise the directors to allot ordinary shares up to a maximum nominal value of £41,150,000 (representing approximately 823 million ordinary shares in the Company), which is approximately 33.33 per cent of the issued ordinary share capital of the Company at 19 March 2008. The directors have no immediate plans to make use of this authority, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with institutional investment committee guidelines, will replace the existing authority in respect of ordinary shares and will expire at the conclusion of next year’s Annual General Meeting.

Special resolution 15: Renewal of authority for disapplication of pre-emption rights

At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from rights issues) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. As at 19 March 2008, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6.175 million (representing approximately

123.5 million ordinary shares in the Company), which is approximately five per cent of the total issued ordinary share capital of the Company at 19 March 2008. As regards rights issues, the directors believe the mechanics and delay of the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. The directors have no immediate plans to make use of this authority, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with institutional investment committee guidelines, will expire at the conclusion of next year’s Annual General Meeting.

Special resolution 16: Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum of 247 million ordinary shares (representing approximately 10 per cent of the Company’s issued share capital at 19 March 2008) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury shares with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares, pursuant to the authority conferred by this resolution. This would enable the Company to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority, which will expire at the conclusion of next year’s Annual General Meeting.

3

Special resolution 17: Amendments to Articles of Association – Companies Act 2006

We are also asking shareholders to approve a number of amendments to the Company’s current Articles of Association (the Current Articles) primarily to take account of changes in English company law brought about by the Companies Act 2006. An explanation of the main differences between the Current Articles and the proposed Articles of Association is set out in Appendix 3. Other differences, which are of a minor, technical or clarifying nature, have not been noted in Appendix 3.

Special resolution 18: Amendments to Articles of Association – directors’ qualification shares

We are also asking shareholders to approve an amendment to the directors’ share qualification as set out in the Company’s Articles of Association. We are proposing that directors be required to acquire their 2,500 qualification shares in the Company within one year of their appointment rather than the two months specified in the existing Articles of Association.

A copy of the proposed Articles showing all the differences between the Current Articles and the changes proposed by resolutions 17 and 18 is available for inspection, as noted on page 8 of this document, and is available on the Company’s website http://www.prudential.co.uk/prudential-plc/investors/agminfo/2008/.

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Action to be taken

Appointment of a proxy

If you are unable to attend and vote at the Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

a) by completing, signing and returning the enclosed Form of Proxy in the envelope provided; b) By logging onto www.sharevote.co.uk; or if you have a portfolio registered with our registrars by logging onto www.shareview.co.uk; or c) if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Meeting and voting in person should you so wish.

Notice of the meeting

The Notice is set out on pages 5 and 6.

Yours sincerely

Sir David Clementi

Chairman

4 Prudential plc Notice of Annual General Meeting 2008

# Notice of Annual General Meeting
## 2008

PRUDENTIAL

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169).

Notice is hereby given that the Annual General Meeting of the Company will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 15 May 2008 at 11.00am for the transaction of the following business:

### Ordinary business

As ordinary business to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1 To receive and consider the Directors' Report and the Financial Statements for the year ended 31 December 2007 with the Auditor's Report thereon.

2 To approve the Directors' Remuneration Report for the year ended 31 December 2007.

3 To re-elect as a director Mr K B Dadiseth.

4 To re-elect as a director Ms K A O'Donovan.

5 To re-elect as a director Mr J H Ross.

6 To re-elect as a director Lord Turnbull.

7 To elect as a director Sir W F W Bischoff.

8 To elect as a director Ms A F Godbehere.

9 To elect as a director Mr T C Thiam.

10 To re-appoint KPMG Audit Plc as auditor until the conclusion of the next general meeting at which the Company's accounts are laid.

11 To authorise the directors to determine the amount of the auditor's remuneration.

12 To declare a final dividend of 12.3 pence per ordinary share of the Company for the year ended 31 December 2007, which shall be payable on 20 May 2008 to shareholders who are on the register of members at the close of business on 11 April 2008.

### Special business

As special business to consider and, if thought fit, to pass the following resolutions (resolutions 13 and 14 are being proposed as ordinary resolutions and resolutions 15 to 18 as special resolutions):

### Ordinary resolutions

**13 Remuneration arrangements for the Chief Executive of M&G**

THAT the proposed new remuneration arrangements for the Chief Executive of M&G including a new long-term incentive plan (the M&G Executive Long-Term Incentive Plan) the principal terms of which are summarised in Appendix 2 to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purposes of identification, and the Chief Executive of M&G's proposed participation in the M&G Executive Long-Term Incentive Plan, which is summarised in Appendix 2 to this Notice, be and are hereby approved and that the directors be authorised to do all acts and things which they may consider necessary or expedient to implement the arrangements and to carry the M&G Executive Long-Term Incentive Plan into effect including the making of any amendments to the rules as they may consider necessary or desirable.

**14 Renewal of authority to allot ordinary shares**

THAT, without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company's Articles of Association, the authority conferred on the directors by Article 12 of the Company's Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company's ordinary shares shall be £41,150,000.

### Special resolutions

**15 Renewal of authority for disapplication of pre-emption rights**

THAT the directors be and are hereby authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company's Articles of Association and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,175,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

Note: This resolution is conditional upon the passing of resolution 14.

5

16 Renewal of authority for purchase of own shares 17 Amendments to Articles of Association –

THAT the Company be and is hereby generally and Companies Act 2006 unconditionally authorised, pursuant to Article 58 of the THAT the Articles of Association produced to the meeting Company’s Articles of Association and in accordance with marked ‘A’ and initialled by the chairman of the meeting Section 166 of the Companies Act 1985 to make market for the purpose of identification be adopted as the Articles purchases (within the meaning of Section 163(3) of the of Association of the Company in substitution for, and to Companies Act 1985) of ordinary shares of five pence each the exclusion of, the existing Articles of Association of in the capital of the Company provided that: the Company.

(i) the maximum aggregate number of ordinary shares 18 Amendments to Articles of Association – hereby authorised to be purchased is 247 million; directors’ qualification shares

THAT the Articles of Association of the Company in respect of (ii) the maximum price (exclusive of expenses) which may directors’ qualification shares be amended by the deletion of be paid for each ordinary share is an amount equal to the reference to ‘two months’ and be replaced with a reference 105 per cent of the average of the middle market quotations to ‘one year’. for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days Note: In the event that resolution 17 is passed, changes made immediately preceding the day on which the share is by resolution 18 will affect Articles 110 and 125(h) of the contracted to be purchased; Articles of Association adopted under resolution 17. In the event that resolution 17 is not passed, the changes will affect (iii) the minimum price (exclusive of expenses) which may Articles 120 and 135(h) of the existing Articles of Association. be paid for each ordinary share is five pence;

Other business

(iv) further provided that this authority shall, unless renewed, To transact any other business appropriate to be dealt varied or revoked prior to such time, expire at the end of with at an annual general meeting. the Annual General Meeting of the Company to be held in 2009 or 18 months from the date of this resolution By order of the Board of directors, (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

Peter Maynard

(v) all ordinary shares purchased pursuant to said authority Company Secretary shall be either: Prudential plc a) cancelled immediately upon completion of the Laurence Pountney Hill purchase; or London b) be held, sold, transferred or otherwise dealt with as EC4R 0HH treasury shares in accordance with the provisions of the Companies Act 1985. Registered in England and Wales No. 1397169

11 April 2008.

6 Prudential plc Notice of Annual General Meeting 2008

# Notes to Notice of Meeting

1 Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

2 Members' attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

— Completing and returning the enclosed Form of Proxy;
— Electronic proxy appointment by logging onto the Equiniti website **www.sharevote.co.uk** Shareholders will need their Reference Number, Card ID and Account Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti's online portfolio service Shareview, you can submit your proxy by logging onto your portfolio at **www.shareview.co.uk** and clicking on 'Company Meetings'. Instructions are given on the website; or
— if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the Company's registrars no later than 11.00am on 13 May 2008.

3 If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact the Company's registrars, Equiniti on 0871 384 2035.

4 To be valid any Form of Proxy or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti Limited, Freepost SEA7371, Aspect House, Spencer Road, Lancing, West Sussex BN99 6TQ no later than 11.00am on Tuesday 13 May 2008.

5 The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

6 Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a Nominated Person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7 The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2, 3 and 4 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8 To be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must either be registered in the Register of Members of the Company at 6.00pm on 13 May 2008 (or, in the event of any adjournment, 6.00pm on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

9 As at 19 March 2008 (being the last practicable business day prior to the publication of this Notice) the Company's issued share capital consists of 2,470,086,004 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 19 March 2008 are 2,470,086,004. The issued share capital of the Company as at the date of the Meeting will be announced at the meeting. The Company does not hold any shares in treasury.

10 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by 11.00am on 13 May 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

7

12 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14 The Company will continue its practice of calling a poll on all resolutions at the Annual General Meeting. The voting results, which will include all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting, which will include votes cast for and against each resolution, will be announced at the meeting and published on the Company's website as soon as practicable after the meeting. The Company will also disclose the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result. Shareholders will again be given the opportunity to put questions to the Board on matters relating to the Group's operation and performance.

15 In order to facilitate voting by multiple corporate representatives at the Annual General Meeting, arrangements will be put in place at the Annual General Meeting so that (i) if a corporate shareholder has appointed the chairman of the Annual General Meeting as its corporate representative with instructions to vote in accordance with the directions of all of the other corporate representatives for that shareholder at the Annual General Meeting, then those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Annual General Meeting but the corporate shareholder has not appointed the chairman of the Annual General Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote and the other corporate representatives will give voting directions to that designated corporate representative. Letters of Representation should clearly state the rights of corporate representatives to attend, speak or vote at the Meeting as the case may be, as the Company will follow the wording in such letters and no corporate representatives will be permitted to vote unless the Letter of Representation specifies this entitlement. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (i) above. In particular, the Company notes the recommendation of the Institute of Chartered Secretaries and Administrators that corporate shareholders intending to vote part(s) of their shareholdings in different ways appoint proxies rather than corporate representatives.

## Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London EC4R 0HH, the Registered Office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Annual General Meeting for 15 minutes prior to and during the Annual General Meeting until its conclusion:

- copies of the service contracts and details of other benefits between the Prudential Group and the executive directors;
- copies of the letters of appointment and details of other benefits between the Company and the non-executive directors;
- copy of the letter of appointment and details of other benefits between the Company and the Chairman;
- copy of the proposed Articles of Association of the Company, marked to show the changes being proposed in resolutions 17 and 18; and
- copy of the proposed rules of the M&G Executive Long-Term Incentive Plan.

8 Prudential plc Notice of Annual General Meeting 2008

Appendix 1

Biographies of directors standing for election and re-election

Keki Dadiseth FCA

Independent non-executive director and member of the Remuneration Committee Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, Keki is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Kathleen O’Donovan ACA

Independent non-executive director and Chairman of the Audit Committee Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee in May 2006. Kathleen is a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC and Trinity Minor plc, and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, Kathleen was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross

Senior independent non-executive director and member of the Remuneration and Nomination Committees James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of Datacard Inc in the United States, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO

Independent non-executive director and member of the Audit Committee Lord Turnbull has been an independent non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd and The British Land Company PLC, and was formerly a non-executive director of the Arup Group. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

Sir Winfried Bischoff

Independent non-executive director Sir Win has been an independent non-executive director of Prudential since 2 August 2007. Sir Win has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc since May 2000. He was Acting Chief Executive Officer of Citigroup Inc. from 5 November 2007 to 11 December 2007, when he was appointed Chairman of Citigroup Inc. In addition, Sir Win is Chairman of the European Advisory Board of Citigroup Inc., and has been a non-executive director of The McGraw-Hill Companies, New York and of Eli Lilly and Company, Indianapolis since June 2000. Prior to that, Sir Win joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966 and in 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. Sir Win was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Schroders plc in May 1995, until the acquisition of Schroders, an investment banking business, by Citigroup Inc in May 2000. In addition, Sir Win was a non-executive director of Cable and Wireless plc from 1991 and Deputy Chairman from 1995 to 2003. His other non-executive directorships included: IFIL Finanziaria di Partecipazioni SpA, Italy (1999-2004), Siemens Holdings Plc (2001 -2003), Land Securities (1999-2008) and Akbank T.A.S. (2007-2008).

9

Ann Godbehere FCGA Tidjane Thiam Independent non-executive director and Chief Financial Officer member of the Audit Committee Tidjane Thiam has been appointed as an executive director Ann Godbehere has been an independent non-executive of Prudential and Chief Financial Officer with effect from director of Prudential since 2 August 2007, and has been 25 March 2008. He was previously Chief Executive Officer, a member of the Audit Committee since 1 October 2007. Europe at Aviva, where he also held successively the positions She began her career in 1976 with Sun Life of Canada, of Group Strategy and Development Director and Managing joining Mercantile & General Reinsurance Group in 1981, Director, Aviva International. Prior to that, Tidjane was a where she held a number of management roles rising to partner with McKinsey & Company in France and one Senior Vice President and Controller for life and health and of the leaders of their Financial Institutions practice, focusing property/casualty businesses in North America in 1995. In on insurance companies and banks. Earlier in his career, he 1996 Swiss Re acquired Mercantile & General Reinsurance spent a number of years in Africa where he was Chief Executive Group, and Ann became Chief Financial Officer of Swiss Re and then Chairman of the National Bureau for Technical Studies Life & Health, North America. In 1997 she was made Chief and Development in Cote d’Ivoire and a cabinet member as Executive Officer of Swiss Re Life & Health, Canada. She Minister of Planning and Development. He is a non-executive moved to London as Chief Financial Officer of Swiss Re Life director of Arkema in France, a member of the Council of & Health Division in 1998 and joined the Property & Casualty the Overseas Development Institute (ODI) in London and Business Group, based out of Zurich, as Chief Financial Officer a sponsor of Opportunity International, a charity focusing on its establishment in 2001. In 2003 she was appointed on microfinance in developing countries. Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of Ariel Holdings Limited, Atrium Underwriting plc and Atrium Underwriting Limited, and Chief Financial Officer of Northern Rock.

10 Prudential plc Notice of Annual General Meeting 2008

# Appendix 2
## Letter from the Chairman of the Remuneration Committee

Dear Shareholder

I am writing to set out the Company's proposals on remuneration for Michael McLintock, the Chief Executive of M&G. These proposals include the introduction of a new cash-based incentive plan, the M&G Executive Long-Term Incentive Plan, for which shareholder approval is being sought. This plan replaces the existing M&G long- term plan for Michael McLintock.

Over the last year we have consulted the Company's largest shareholders and their representative bodies on the remuneration arrangements for Michael McLintock and the detailed terms of our proposals. We are grateful for these discussions with shareholders and their observations during the consultation process and the proposals set out below reflect many of the comments made.

The proposals have the full support of the Remuneration Committee.

### Background

In 2006 after reviewing the remuneration arrangements for the executive directors, excluding Michael McLintock, we introduced two new long-term incentive plans, which shareholders approved at the Annual General Meeting. In 2006 and 2007, awards were made under the new Group Performance Share Plan to all executive directors including Michael McLintock. Awards were also made under the new regional long-term plans to executive directors who have regional responsibilities.

In late 2006 and early 2007 a comprehensive review of Michael McLintock's remuneration against the market was undertaken by PricewaterhouseCoopers LLP and Deloitte and Touche LLP.

As a result of the findings of the review and in recognition of M&G's outstanding performance in 2006, we consulted with shareholders on Michael McLintock's remuneration and gained support for making a higher than usual award in 2007 under the share element of his current long-term incentive plan, with a face value of £1,333,000 and expected value of £1,999,500.

### 2008 proposals

During 2007 we developed proposals for Michael McLintock's remuneration arrangements for 2008 and beyond. These proposals include a new long-term incentive plan for Michael McLintock and other senior M&G employees. The proposed arrangements will align reward more closely with the creation of sustained value for shareholders and allow the company to deliver market competitive remuneration for superior levels of performance.

This letter provides you with details of the proposals. Shareholder approval is being sought at the 2008 Annual General Meeting.

### Key conclusions of the review

The key conclusions of the review of Michael McLintock's remuneration structure are as follows:

— the scale and nature of Michael McLintock's exposure to Group performance through his incentive arrangements continues to be appropriate, taking into account the balance of the executive's responsibilities and practice in the asset management sector;
— there is currently insufficient scope for the Remuneration Committee to recognise and reward superior performance, resulting in a competitive gap when performance above upper quartile is achieved; and
— profits and fund investment returns continue to be the most appropriate metrics by which to measure the sustained performance of M&G and these measures are incorporated in the proposed new long-term incentive plan.

The main features of the proposed new M&G long-term incentive plan are set out in the section on long-term incentive arrangements below. The plan has been developed in the context of the proposed remuneration policy as it applies to Michael McLintock, which is also set out below. His remuneration consists of basic salary, an annual bonus, long-term incentives, benefits and pension.

### Total remuneration policy

We would not expect Michael McLintock's total remuneration (basic salary, bonus awarded, expected value of any LTIP awarded, and all benefits) in any one year to exceed three per cent of M&G's IFRS profits, as currently defined for accounting purposes. The proposed policy on remuneration described below is subject to this limit. Should the Remuneration Committee ever wish to exceed this percentage it will consult with the Company's largest shareholders prior to making any awards and will disclose in the Directors' Remuneration Report the reasons why, in its opinion, the three per cent cap should be exceeded.

### Basic salary

In line with previous practice, the policy is to review the basic salary annually with respect to the relevant asset management market. No change to salary is proposed for 2008.

### Annual bonus

Awards will be made based on M&G's performance both in absolute terms and relative to its peers, with bonus amounts determined by an assessment of market competitive rewards for target and superior performance. In line with practice in the asset management sector there will be no specified maximum annual bonus award expressed as a percentage of salary going forward. For 2008, we would not anticipate bonus levels to differ significantly from awards under the current plan for comparable levels of performance.

11

For awards in 2008, including the bonus award for 2007 performance, 50 per cent of any bonus awarded over £500,000 will be deferred into Prudential plc shares and held for three years.

## Long-term incentive arrangements

### Group Performance Share Plan

As currently, Michael McLintock will continue to receive an award of 100 per cent of salary under the Group Performance Share Plan. The amount of the award which vests at the end of the three year performance period is subject to Prudential's Total Shareholder Return (TSR) against the TSR of an index made up of a group of Prudential's competitors, provided that the Remuneration Committee is satisfied that the Company's underlying performance justifies the level of award delivered. The vesting schedule is as follows:

| Prudential's TSR relative to the index at the end of the performance period | Percentage of award that vests |
|---|---|
| Less than index return | 0% |
| Index return | 25% |
| Index return x 110% | 75% |
| Index return x 120% | 100% |

Companies in the index for 2007 and 2008 are: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

All the executive directors receive awards under this plan.

### Proposed new M&G long-term incentive plan

Subject to shareholder approval, the M&G Executive Long-Term Incentive Plan (the M&G Executive LTIP) will be introduced following the Annual General Meeting. Under this plan, awards of phantom shares will be made. The amount of the payout under any award will be determined by reference to M&G's IFRS operating profits and fund investment performance, over a performance period of three financial years, with a notional starting share price of £1.00 per phantom share.

Each year, the number of phantom shares to be awarded will depend on the performance of M&G in the financial year prior to the award being made and an assessment of each participant's contribution, including Michael McLintock's. Thus the award to be made in 2008 will be related to the business performance in 2007. For median performance, the new plan has been calibrated to provide a similar level of reward to the current plan. In recognition of M&G's strong performance in 2007, it is proposed that an award will be made in 2008 to Michael McLintock of phantom shares with a face value of £1,141,176 and an expected value of £1,940,000. This award will be made subject to shareholder approval of the plan.

Awards will normally be paid out shortly after the announcement of results for year three. The amount of the payout is based on the sustained performance of M&G both in terms of appropriate levels of profitability and maintaining strong fund investment performance.

At the end of the three year holding period, the value of the phantom shares awarded is based on the IFRS profits achieved at the end of the three year period. The number of phantom shares subject to the award will be adjusted at the end of the performance period to take account of the performance of M&G both in terms of profitability and maintaining strong fund investment performance as follows:

#### Profit growth

— Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits in the prior year to and over the performance period.
— The scaling back will be on a straight line basis from zero per cent to 100 per cent of the award between zero profit and the achievement of profits equal to the average.
— No award will vest in the event of a loss or zero profit, irrespective of fund performance.
— No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits in the prior year to and over the performance period.

#### Investment performance

— Where investment performance over the three year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200 per cent of the annual award, which is awarded when top quartile performance is reached.
— Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

#### Adjustments

The Remuneration Committee of Prudential plc (the Committee) may make adjustments to the terms of awards if there are changes in accounting policy, there is a merger or demerger or disposal of all or part of the M&G business, if anybody obtains control of M&G or Prudential or following any other change in M&G's structure that has a material impact on the value of awards.

#### Leaving employment

If a participant leaves the Group, the award will normally be forfeited unless he or she leaves because of death, disability or for reasons attributable to a change of control (as defined below) within 12 months of the change of control. In these circumstances, the award would be paid out immediately but would be pro-rated based on the number of days the participant was employed compared with the total number of days in the performance period. The amount of the payout would be determined as described above but based on operating profits for complete financial years only and fund investment performance at the end of the previous financial year.

12 Prudential plc Notice of Annual General Meeting 2008

If a participant leaves for other reasons, the Committee may, Michael McLintock is entitled to a supplement of in its discretion, decide that the award will be carried forward 30 per cent of the portion of his basic salary in excess of the or paid out early. The Committee will determine the amount notional earnings cap and not covered for pension benefits of any early payout taking account of the performance of under an HMRC approved scheme. This supplement is paid M&G and the method which is used for determining payouts directly into a Self Invested Personal Pension for him. He is for other good leavers. provided with life assurance cover of four times basic salary.

Change of control Shareholding guidelines

In the event of a change of control of the Company, the award The Remuneration Committee is keen to encourage executive will normally remain in place and the payout at the end of the directors to build up significant shareholdings in the Company normal three year performance period will be underpinned by in order to provide further alignment with shareholders’ the payout which would have been made if operating profits interests. had been as projected by the most recently adopted M&G business plan prior to the change of control. The Committee The shareholding guideline for Michael McLintock is may determine in its absolute discretion that the award vests unchanged at twice his basic salary. Shares earned and taking into account performance and pro-rating for time deferred under the annual incentive plans are included in as appropriate. the guideline. Michael McLintock currently has a beneficial interest in 355,732 Prudential plc shares.

For these purposes, a change of control also includes a sale of the participant’s employer outside the Prudential Group. Conclusion

The Committee believes that the proposals outlined above General provide a remuneration framework for Michael McLintock No benefits under the plan are pensionable and awards cannot which will support the strategy and success of Prudential be transferred except on death. and is appropriate to the asset management market.

The M&G Executive LTIP may at any time be altered by the We recommend approval of the new remuneration policy Committee in any respect. However, any alteration to the rules and the establishment of the new M&G Executive Long-Term governing eligibility, limits on participation, the basis on which Incentive Plan at the Annual General Meeting of the Company payouts are made and adjustments to awards which are to the on 15 May 2008. advantage of participants must be approved in advance by shareholders in general meeting unless the alteration or Yours sincerely addition is minor in nature and/or is made to benefit the administration of the M&G Executive LTIP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

Benefits and pension Bridget Macaskill

Michael McLintock’s benefits and pension arrangements remain unchanged under the proposals. Chairman of the Remuneration Committee Prudential plc Michael McLintock is eligible to receive medical insurance, provided with an annual cash allowance of £10,000 for a car and has the use of a car and driver and security arrangements.

No benefits are pensionable. All Prudential executive directors are entitled to participate in certain M&G investment products on the same terms as available to other members of staff.

Michael McLintock participates in a contributory scheme that provides a target pension of two-thirds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary per annum. Final Pensionable Earnings are capped by a notional scheme earnings cap, currently £112,800, which replicates the HMRC earnings cap in force before A-Day (6 April 2006).

13

Principal provisions of the M&G Executive Long-Term Incentive Plan

Form of award Awards are in the form of rights to cash payments.

Participation Awards may be made to senior employees of M&G including the Chief Executive.

Performance period Three years.

Re-testing None.

Cessation of employment The awards normally lapse. However, the Committee may in its discretion allow for proportionate release in the event of death or disability, or for any other reason at the Committee’s discretion.

In the normal circumstances, awards will be dependent on performance and pro-rated based on the number of days worked in the three year performance period.

Change of control Awards may roll over or be released dependent on performance and time pro-rated.

If a participant leaves within twelve months of a change of control for reasons attributable to the change of control, the Committee may in consultation with an independent advisor determine that the award vests immediately dependent on performance and time pro-rated.

Change of control includes the company or business for which the participant works being sold out of the Group.

Performance conditions Awards are based on the growth in M&G profits and fund investment performance.

14 Prudential plc Notice of Annual General Meeting 2008

# Appendix 3
## Explanatory notes of principal changes to the Company's Articles of Association

It is proposed in resolution 17 to adopt new Articles of Association in order to update the Company's current Articles of Association (the Current Articles) primarily to take account of changes in English company law brought about by the Companies Act 2006.

The principal changes introduced in the new Articles are summarised in this Appendix 3. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in this Appendix 3. The changes proposed in resolution 18 are summarised in point 11 of this Appendix 3.

The proposed Articles of Association of the Company marked to show all the changes that will be made to the Current Articles in the event that resolutions 17 and 18 are passed (the New Articles) are available for inspection, as noted on page 8 of this document, and are available on the Company's website http://www.prudential.co.uk/prudential-plc/investors/agminfo/2008/.

### 1 Articles which duplicate statutory provisions
Certain provisions in the Current Articles replicate provisions contained in the Companies Act 2006. In the main these provisions are not included in the New Articles. This is in line with the approach advocated by the Government that statutory provisions need not be duplicated in a company's constitution. Examples of such provisions include provisions as to the appointment of corporate representatives, the requirement to send annual accounts to members, the requirement to keep minutes of meetings and provisions regarding the period of notice required to convene general meetings.

### 2 Form of resolution
The Current Articles provide for both special and extraordinary resolutions. References to extraordinary resolutions are not included in the New Articles as the concept of extraordinary resolutions has not been retained under the Companies Act 2006.

Certain provisions of the Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. References to members' written resolutions are not, therefore, included in the New Articles.

### 3 Convening extraordinary and annual general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are not included in the New Articles because the relevant matters are provided for in the Companies Act 2006. The most significant consequence of this deletion will be that, by virtue of the Companies Act 2006, a general meeting to consider a special resolution can be convened on 14 days' notice whereas under the previous Companies Act 21 days' notice was required.

### 4 Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The New Articles give the directors discretion, when calculating the time limits, to exclude weekends and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

### 5 Sending of annual accounts
The provision in the Current Articles requiring the board to send accounting records to members annually has been removed as this requirement is contained in the Companies Act 2006.

### 6 Conflicts of interest
The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where a company's Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider,

15

in good faith, will be most likely to promote the company’s 9 Reasons for refusal to register transfer success. The directors will be able to impose limits or conditions The Companies Act 2006 requires the reason for a refusal by when giving authorisation if they think this is appropriate. the board of directors to register a transfer of shares on the register of members to be given. The Current Articles allow the It is also proposed that the New Articles should contain board to refuse to register any transfer of shares ‘in its absolute provisions relating to confidential information, attendance discretion, without any reason being given’ which is no longer at board meetings and availability of board papers to protect appropriate. The New Articles reflect the requirement of the a director being in breach of duty if a conflict of interest or Companies Act 2006. potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has 10 General previously been authorised by the directors. It is the Board’s Generally the opportunity has been taken to bring clearer intention to report annually on the Company’s procedures language into the New Articles and in some areas to conform for ensuring that the Board’s powers of authorisation of the language of the New Articles with that used in the model conflicts are operated effectively and that the procedures articles for public companies produced by the Department have been followed. for Business, Enterprise and Regulatory Reform.

7 Funding directors’ expenditure 11 Directors’ qualification shares

The Companies Act 2006 has in some areas widened the scope The Current Articles require directors to acquire a of the powers of a company to fund expenditure incurred in shareholding in the Company within two months of their connection with certain actions against directors. In particular, appointment. Shareholders resolved in May 1988 that the the existing exemption allowing a company to provide money appropriate number of shares to be acquired by directors for the purpose of funding a director’s defence in court be 2,500. After a period of 20 years, it is now appropriate to proceedings now expressly covers regulatory proceedings review this requirement. Whilst we continue to believe that and applies to associated companies. The New Articles it is important for directors to align their interests with those reflect these changes. of shareholders, an acquisition of 2,500 shares is a substantial immediate cash outlay for a new director. We therefore feel

8 Retirement by rotation that it is more appropriate for directors to be given the

The Current Articles relating to retirement by rotation have opportunity, should they so wish, to acquire this shareholding been combined and redrafted. The concept of one third of the over a period of one year rather than within the current directors retiring from office at each annual general meeting requirement of two months. has been removed because it is no longer appropriate in view of the Combined Code requirement for directors to offer themselves for re-election every three years. It is a principle of the Combined Code that all directors should be required to submit themselves for re-election at regular intervals and at least every three years (A.7 and A.7.1-A.7.2). The New Articles reflect the Combined Code guidance.

16 Prudential plc Notice of Annual General Meeting 2008

Prudential public limited company

Incorporated and registered in England and Wales

Registered office: Laurence Pountney Hill London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

# Prudential plc (the Company)
# Annual General Meeting 2008
## Form of Proxy

PRUDENTIAL

REFERENCE NUMBER | CARD ID | ACCOUNT NUMBER

Before completing this form, please read the explanatory notes on page 3.

I/We, being a member of the Company, hereby appoint the Chairman of the Meeting OR the following person (see note 2 on page 3)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 15 May 2008 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this ☒. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

| Ordinary business | For | Against | Vote withheld | Discretionary |
|---|---|---|---|---|
| 1 To receive the Directors' Report and the Financial Statements | ☐ | ☐ | ☐ | ☐ |
| 2 To approve the Directors' Remuneration Report | ☐ | ☐ | ☐ | ☐ |
| 3 To re-elect as a director Mr K B Dadiseth | ☐ | ☐ | ☐ | ☐ |
| 4 To re-elect as a director Ms K A O'Donovan | ☐ | ☐ | ☐ | ☐ |
| 5 To re-elect as a director Mr J H Ross | ☐ | ☐ | ☐ | ☐ |
| 6 To re-elect as a director Lord Turnbull | ☐ | ☐ | ☐ | ☐ |
| 7 To elect as a director Sir W F W Bischoff | ☐ | ☐ | ☐ | ☐ |
| 8 To elect as a director Ms A F Godbehere | ☐ | ☐ | ☐ | ☐ |
| 9 To elect as a director Mr T C Thiam | ☐ | ☐ | ☐ | ☐ |
| 10 To reappoint KPMG Audit Plc as auditor | ☐ | ☐ | ☐ | ☐ |
| 11 To authorise the directors to determine the amount of the auditor's remuneration | ☐ | ☐ | ☐ | ☐ |
| 12 To declare a final dividend of 12.3 pence per ordinary share of the Company | ☐ | ☐ | ☐ | ☐ |
| **Special business** | | | | |
| 13 Ordinary resolution: Remuneration arrangements for the Chief Executive of M&G | ☐ | ☐ | ☐ | ☐ |
| 14 Ordinary resolution: renewal of authority to allot ordinary shares | ☐ | ☐ | ☐ | ☐ |
| 15 Special resolution: renewal of authority for disapplication of pre-emption rights | ☐ | ☐ | ☐ | ☐ |
| 16 Special resolution: renewal of authority for purchase of own shares | ☐ | ☐ | ☐ | ☐ |
| 17 Special resolution: amendments to articles of association – Companies Act 2006 | ☐ | ☐ | ☐ | ☐ |
| 18 Special resolution: amendments to articles of association – directors' qualification shares | ☐ | ☐ | ☐ | ☐ |

☐ Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 on page 3).

Signature

Date

1499-017-3

Prudential plc. Incorporated and registered in England and Wales. Registered number 1397169. Registered office: Laurence Pountney Hill, London EC4R 0HH

Prudential plc

Annual General Meeting 2008

Attendance Card

Tear along this line

Prudential plc (the Company)

2007 final dividend and evergreen scrip dividend

The timetable for the 2007 full dividend is as follows:

14 March 2008 Announcement of 2007 full year results and final dividend

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete a Scrip Dividend Mandate Form (a Mandate) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/ investors/shareholder_services/forms/. A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

9 April 2008 Ordinary shares quoted ex-dividend

11 April 2008 Record date for the 2007 final dividend

16 April 2008 Calculation of scrip reference price which is expected to be based on the average price from 9 April 2008 to 15 April 2008 and will be displayed on the Company’s website http://www.prudential.co.uk/ prudential-plc/investors/ shareholder_services/dividendinfo/ scripdividend/

2 May 2008 Final date for receipt of Scrip Dividend Mandate Form for the 2007 final dividend

Any completed Mandate should be sent to the Company’s registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to be received by no later than 5:00pm on 2 May 2008. All Mandates received after this date will receive a cash dividend for the 2007 final dividend, but will participate in all future scrip dividends. The Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/ prudential-plc/investors/shareholder_services/forms/. You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from the Company’s registrars by calling 0871 384 2268. Elections can be cancelled by written notice to the Company’s registrars.

19 May 2008 Share certificates for scrip dividend, and dividend warrants posted by First Class post.

20 May 2008 Dividend payment date, where applicable CREST member accounts are credited with new shares and cash.

20 May 2008 First day of dealing in the new shares.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 2 May 2008 has fallen by 15 per cent or more from the scrip reference price calculated on 16 April 2008.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2007 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet (see below).

Prudential plc

Annual General Meeting 2008

To be held at: The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 15 May 2008 at 11:00am.

Refreshments will be available from 10:30am and after the meeting.

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

By underground The nearest tube stations are St James’s Park and Westminster on the District and Circle Lines. Westminster is also on the Jubilee line.

By bus Bus routes 24, 11 and 211 all stop nearby.

Please bring this Attendance Card with you to the AGM.

Tear along this line

Annual report mailing

At the 2007 Annual General Meeting, a resolution was passed which allows the Company to communicate with shareholders by means of a website. The communications card sent with the 2007 Proxy Form enabled shareholders to choose either (i) to continue to receive hard copies of the documentation sent to shareholders (including the Interim Report and Annual Report) or (ii) to receive a notification by post (or email if you have consented to receipt of notifications by electronic means) informing you that the documents are available on the Company’s website. If you did not send us a completed communications card, you were deemed in accordance with the Companies Act 2006 to have agreed to viewing the documents on the website and you would not have received an Annual Report with this mailing. The Annual Report can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/financialreports/2007/. We believe that using website communications will be of benefit to those shareholders who do not wish to be burdened with long documents, and to the Company, as it represents a considerable saving in printing and distribution costs. In addition, by reducing unnecessary printing, it will benefit the environment.

If you wish to change your instructions to receive future notifications by email rather than post, you can register at www.shareview.co.uk. Hard copy Annual Reports can be requested by calling the Company’s registrars, Equiniti Limited on 0871 384 2035.

Electronic proxy appointment

A proxy may also be appointed electronically as follows:

Electronic proxy appointment

An electronic proxy appointment may be made by logging onto Equiniti Limited’s website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number, the three sets of numbers printed at the top of page 4. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti Limited’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk, and clicking on Company Meetings. Instructions are given on the website.

Electronic voting through CREST

If you are a CREST member, you may use the CREST electronic proxy appointment service. The CREST Proxy Instruction must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions as set out in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s registrars no later than 11:00am on 13 May 2008. Please note that any instruction sent in electronic form found to contain a computer virus will not be accepted.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Further details are included on pages 7 and 8 of the Notice of Annual General Meeting 2008 and Explanation of Business.

Prudential plc

Annual General Meeting 2008

Notes

1 If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 15 May 2008 at 11:00am, please bring with you the Attendance Card. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2 If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the Chairman, you should delete the words ‘the Chairman of the Meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the Meeting will be deemed to be your proxy.

3 You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact our registrars, Equiniti Limited, by calling 0871 384 2035 to request further Forms of Proxy. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4 A proxy need not be a member of the Company. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

Completion of Form of Proxy

5 If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

6 The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7 If your proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8 The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

9 To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be:

— completed and signed;

— sent to Equiniti Limited using the envelope provided; and

— received by Equiniti Limited not later than 48 hours before the time of the meeting.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

PRUDENTIAL PLC

Please

Mark Here

for Address

Change or

Comments

SEE REVERSE SIDE

Ordinary Business

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Special Business

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 1 Res. 5 Res. 9 Res. 13

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 2 Res. 6 Res. 10 Res. 14

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 3 Res. 7 Res. 11 Res. 15

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 4 Res. 8 Res. 12 Res. 16

FOR AGAINST WITHHELD

Res. 17

FOR AGAINST WITHHELD

Res. 18

Mark the box at right if you wish to give a discretionary proxy to the Chairman. PLEASE NOTE: Marking this box voids any other instructions indicated above.

ADR Holder Co-owner

sign here: Date: sign here: Date:

FOLD AND DETACH HERE

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRS”)

REPRESENTING ORDINARY SHARES OF

PRUDENTIAL PLC

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Thursday, May 15, 2008, at 11:00 a.m. or at any adjournment thereof.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADR(s) for or against or to be withheld from voting on the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to be withheld from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Thursday, May 8, 2008. Only the registered holders on record at the close of business Monday, March 31, 2008 will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

PRUDENTIAL PLC

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 3500, South Hackensack, NJ 07606-3500

The undersigned, a registered holder of ADR(s) representing Ordinary Shares of the Company, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by ADR(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on Monday, March 31, 2008 at the Annual General Meeting of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Thursday, May 15, 2008 at 11:00 a.m. or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADR(s) will be voted by the Chairman of the Meeting in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Ordinary Shares represented by such Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting. Ordinary Shares represented by your ADR(s), for which no timely Voting Instruction Card is received by the Depositary, shall not be voted.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., Thursday, May 8, 2008. The 2007 Annual Report and Accounts is available at www.prudential.co.uk/prudential-plc/investors/financialreports/

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

RESOLUTIONS

Ordinary Business

1. To receive the Directors’ Report and the Financial Statements

2. To approve the Directors’ Remuneration Report

3. To re-elect as a director Mr K B Dadiseth

4. To re-elect as a director Ms K A O’Donovan

5. To re-elect as a director Mr J H Ross

6. To re-elect as a director Lord Turnbull

7. To elect as a director Sir W F W Bischoff

8. To elect as a director Ms A F Godbehere

9. To elect as a director Mr T C Thiam

10. To reappoint KPMG Audit Plc as auditor

11. To authorise the directors to determine the amount of the auditor’s remuneration

12. To declare a final dividend of 12.3 pence per ordinary share of the Company

Special Business

13. Ordinary resolution: Remuneration arrangements for the Chief Executive M&G

14. Ordinary resolution: renewal of authority to allot ordinary shares

15. Special resolution: renewal of authority for disapplication of pre-emption rights

16. Special resolution: renewal of authority for purchase of own shares

17. Special resolution: amendments to articles of association – Companies Act 2006

18. Special resolution: amendments to articles of association – directors’ qualification shares

**Prudential plc (the "Company")**

**Annual General Meeting 2008**

**Form of Proxy - IRISH BRANCH REGISTER**

PRUDENTIAL

IVC:

**Before completing this form, please read the explanatory notes on page 2**

I/We, being a member of the Company, appoint the Chairman of the meeting OR the following person (see note 2 on reverse)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 15 May 2008 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this X . I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

| **Ordinary Business** | **For** | **Against** | **Vote Withheld** | **Discretionary** |
|---|---|---|---|---|
| 1. To receive the Directors' Report and the Financial Statements | | | | |
| 2. To approve the Directors' Remuneration Report | | | | |
| 3. To re-elect as a director Mr K B Dadiseth | | | | |
| 4. To re-elect as a director Ms K A O'Donovan | | | | |
| 5. To re-elect as a director Mr J H Ross | | | | |
| 6. To re-elect as a director Lord Turnbull | | | | |
| 7. To elect as a director Sir W F W Bischoff | | | | |
| 8. To elect as a director Ms A F Godbehere | | | | |
| 9. To elect as a director Mr T C Thiam | | | | |
| 10. To reappoint KPMG Audit Plc as auditor | | | | |
| 11. To authorise the directors to determine the amount of the auditor's remuneration | | | | |
| 12. To declare a final dividend of 12.3 pence per ordinary share of the Company | | | | |
| **Special Business** | | | | |
| 13. Ordinary resolution: Remuneration arrangements for the Chief Executive of M&G | | | | |
| 14. Ordinary resolution: renewal of authority to allot ordinary shares | | | | |
| 15. Special resolution: renewal of authority for disapplication of pre-emption rights | | | | |
| 16. Special resolution: renewal of authority for purchase of own shares | | | | |
| 17. Special resolution: amendments to articles of association – Companies Act 2006 | | | | |
| 18. Special resolution: amendments to articles of association – directors' qualification shares | | | | |

☐ Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 overleaf).

Signature

Date

Prudential plc Incorporated and registered in England and Wales. Registered number 1397169. Registered Office: Laurence Pountney Hill, London EC4R 0HH

Prudential plc Annual General Meeting 2008

Notes

1. The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 15 May 2008 at 11:00am. If you wish to attend please bring a copy of this Form of Proxy to act as your attendance card.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the chairman, you should delete the words ‘the Chairman of the meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the meeting will be deemed to be your proxy.

3. You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Capita Registrars on +3531 8102400 to request further Forms of Proxy. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4. A proxy need not be a member of the Company. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

5. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

6. The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7. If your proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8. The attention of joint holders is directed to the following extract from the articles of association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which names of the holders stand in the register.’

9. To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be; (i) completed and signed; (ii) sent to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7; and (iii) received by Capita Registrars not later than 11:00am on 12 May 2008.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

2007 Final Dividend and Evergreen Scrip Dividend

The timetable for the 2007 final dividend is as follows:

14 March 2008 Announcement of 2007 full year results and final dividend.

09 April 2008 Ordinary shares quoted ex dividend.

11 April 2008 Record date for the 2007 final dividend.

16 April 2008 Calculation of scrip reference price which is expected to be based on the average price from 9 April 2008 to

15 April 2008 and will be displayed on the Company’s website.

01 May 2008 Final date for receipt of Scrip Dividend Mandate Form for the 2007 final dividend.

19 May 2008 Share certificates for scrip dividend, and dividend warrants posted.

20 May 2008 Dividend payment date.

20 May 2008 First day of dealing in the new shares.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2007 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet (see below).

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete an Irish Branch Register Scrip Dividend Mandate Form (the “Mandate”) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/. A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Any completed Mandate should be sent to the Company’s Irish Branch Register Registrar, Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 to be received by no later than 5pm on 1 May 2008. All Mandates received after this date will receive a cash dividend for the 2007 final dividend, but will participate in all future scrip dividends. The Irish Branch Register Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/. You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from our registrar by calling +353 1 810 2400. Elections can be cancelled by written notice to the Company’s Irish Branch Register Registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 2 May 2008 has fallen by 15 per cent or more from the scrip reference price calculated on 16 April 2008.